Form 20-F/A
period 2022-12-31
Xiao-I Corp
filed 2023-08-10
CIK 1935172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Copies to:

Charlotte Westfall, Esq.
Fred A. Summer, Esq.
Squire Patton Boggs (US) LLP
555 California Street, 5th Floor
San Francisco, California 94104
Phone: (415) 954-0200

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2023 (the “Original Annual Report”), for the purpose of: (1) providing additional clarification and disclosures concerning the risk factor that some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, (2) adding the diagram of our corporate organizational structure in the forepart of this Form 20-F/A and (3) revising our Consolidated Statements of Operations and Comprehensive (Loss)/Income on page F-4 by separately stating the cost of products sold and cost of services for the periods presented.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Original Annual Report was filed on April 28, 2023.

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

Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Xiao-I’s WFOE generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of Xiao-I’s WFOE to use its Renminbi revenues to pay dividends to Xiao-I. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of Xiao-I’s WFOE to pay dividends or make other kinds of payments to Xiao-I could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Currently, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance. However, WFOE has successfully opened a new capital account with Bank of Ningbo recently. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers to its capital account with Bank of Ningbo from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result.

Additionally, the transfer of funds among the PRC operating entities are subject to the Provisions on Private Lending Cases, which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit using cash generated from one PRC operating entity to fund another affiliated PRC operating entity’s operations. Xiao-I or the PRC operating entities have not been notified of any other restriction which could limit the PRC operating entities’ ability to transfer cash among each other. As of the date of this annual report, cash was transferred among the Company, WFOE, other subsidiaries of the Company, the VIE and its consolidated subsidiaries, in the following manners: (i) the Company provided a total of US$10,000,550 in cash to its other subsidiaries while other subsidiaries transferred US$4,500 to the Company; (ii) Other subsidiaries of the Company provided a total of US$10,000,000 in cash to WFOE; (iii) WFOE provided a total of US$9,859,073 (RMB68,000,000) to VIE and its subsidiaries while VIE and its subsidiaries transferred US$36,247 (RMB250,000) to WFOE; (iv) VIE and its subsidiaries transferred US$8,000 to other subsidiaries of the Company. The aforementioned cash transfers were generally for working capital purpose among the Company, WFOE, VIE and its consolidated subsidiaries, and other subsidiaries. Xiao-I intends to keep any future earnings to finance the expansion of its business, and it does not anticipate that any cash dividends will be paid in the foreseeable future. In the future, cash proceeds from overseas financing activities, including the IPO proceeds, may be transferred by Xiao-I to AI Plus, and then transferred to Xiao-i Technology, and then transferred to WFOE via capital contribution or shareholder loans, as the case may be. Cash proceeds may flow to Shanghai Xiao-i from WFOE pursuant to certain contractual arrangements between WFOE and Shanghai Xiao-i as permitted by the applicable PRC regulations. As a result of these PRC laws and regulations, the PRC operating entities are restricted in their ability to transfer a portion of their net assets to the Company. For details about the applicable PRC laws and regulations that limit transfer of funds from overseas to the PRC operating entities, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds”, “Item 3. Key Information—D. Risk Factors —Risks Related to Our Corporate Structure— Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance,” and “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.”

As of December 31, 2021 and 2022, US$1,254,528 and US$908,614 of cash and cash equivalents were denominated in RMB, US$15,170 and US$11,224 of cash and cash equivalents were denominated in US dollars, US$42,148 and US$106,407 of cash and cash equivalents were denominated in Hong Kong dollars, respectively.

v

Organizational Structure.

The following diagram illustrates the corporate legal structure of Xiao-I as of the date of this amended annual report.

The following diagram illustrates the ownership of the VIE, Shanghai Xiao-i as of the date of this amended annual report.

Yong Zhang
Ying Zhao
Junfang Zheng
Xiaofeng Shao
Zeming Wu
20%
20%
20%
20%
20%
Hangzhou Zhenyue Enterprise Management Co., Ltd
A People's Republic of China Company
Yong Zhang
Ying Zhao
Junfang Zheng
Xiaofeng Shao
Zeming Wu
20%
20%
20%
20%
20%
Hangzhou Zhenyue Enterprise Management Co., Ltd
A People's Republic of China Company
Yong Zhang
Ying Zhao
Junfang Zheng
Xiaofeng Shao
Zeming Wu
19.99998%
19.99998%
19.99998%
19.99998%
19.99998%
0.0001%
Yong Zhang
Ying Zhao
Junfang Zheng
Xiaofeng Shao
Zeming Wu
19.99998%
19.99998%
19.99998%
19.99998%
19.99998%
0.0001%
Hangzhou Zhenqiang investment management partnership (limited partnership)
A People's Republic of China Company
Hangzhou Zhensheng investment management partnership (limited partnership)
A People's Republic of China Company
Shufu Li
Xingxing Li
91.075%
8.925%
Ningbo Yima enterprise management partnership (limited partnership)
A People's Republic of China Company
50%
50%
Hangzhou Zhenxi Investment Management Co., Ltd
A People's Republic of China Company
Shufu Li
Xingxing Li
Zhiwei Zheng
Lijun Zhong
82.23301%
9.70874%
8.05825%
50%
50%
100%
Hangzhou Ali Venture Capital Co., Ltd
A People's Republic of China Company
Zhejiang Geely Holding (Group) Co.,Ltd
A People's Republic of China Company
Hui Yuan
Zhiwei Zheng
Jiaxing Well Known Investment Partnership (limited Partnership)
A People's Republic of China Company
Hui Yuan
Pinpin Zhu
100%
100%
100%
100%
100%
1%
99%
ZunTian Holding Limited
A British Virgin Islands Company
ZunTian Holding Limited
A British Virgin Islands Company
PP Smart Holding Limited
A British Virgin Islands Company
River Hill China Fund L.P
A Cayman Islands Company
Grand Glory (Hong Kong) Corporation Limited
A Hong Kong Company
100%
iTeam Holding Limited
A British Virgin Islands Company
Shanghai Maocheng Enterprise Management Center (Limited Partnership)
A People's Republic of China Company
Other 52 shareholders
Public Shareholders
8.2011%
6.9477%
6.0733%
6.0159%
5.3566%
5.0133%
48.9553%
13.4368%
Xiao-I Corporation
A Cayman Islands Company

As of the date of this amended annual report.

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

Risks Relating to Our Business and Industry

●	We have had net losses (except for 2021) and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

●	If we fail to maintain and grow our customer base, keep our customers engaged through our products and solutions, our business growth may not be sustainable.

●	If we fail to maintain and enhance the functions, performance, reliability, design, security, and scalability of our platforms to meet our customers’ evolving needs, we may lose our customers.

●	If our products and solutions do not achieve sufficient market acceptance, our business and competitive position will suffer.

●	If our expansion into new industries is not successful, our business, prospects and growth momentum may be materially and adversely affected.

●	The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

●	If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our business may be materially and adversely affected.

●	To support our business growth, we continue to invest heavily in our research and development efforts, the expenses of which may negatively impact our cash flow, and may not generate the results we expect to achieve.

●	If our platforms experience material errors, defects or security issues, we may lose our customers, fail to honor our obligations in respect of our contract liabilities, and incur significant remedial costs.

●	Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

●	Security breaches and attacks against our systems and network, and any failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

●	We partially rely on third-party service providers to conduct our business and any interruption or delay in such third parties or our own failure may impair our customers’ experience.

●	Our products and solutions rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products and solutions, harm our business, our reputation and results of operations and subject us to liability.

●	Our and our business partners’ business operations have been adversely affected by the COVID-19 outbreak, and may in the future continue to be affected by the COVID-19 outbreak.

●	If the adoption of our products and solutions by our customers are slower than we expected, our business, results of operations and financial condition may be adversely affected.

●	We may fail to conduct our sales and marketing activities in a cost-effective manner and we are subject to limitations in promoting our products and solutions.

●	If we fail to provide high quality customer services, our brand, business, and results of operations may be harmed.

●	We had a concentration of major customers during the years ended December 31, 2020, 2021 and 2022 (the “Track Record Period”) and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

●	The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on the industries where our clients operate their businesses, and negatively affect the stability of our clients, which may subsequently have negative impact on our business.

●	Our reliance on a limited number of suppliers for certain essential services could adversely affect our ability to manage our business effectively and subsequently harm our business.

●	We may fail to obtain or maintain all required licenses, permits and approvals to operate our business.

●	We may fail to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from any unauthorized use of our technologies.

●	We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of business.

●	We and our management may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

●	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions and have a negative impact on our business.

●	We are dependent on the continuous services of our senior management and other key employees. If we fail to attract, retain and motivate qualified personnel, our business could be materially and adversely affected.

●	Future strategic acquisitions and investments may fail and may result in material and adverse impact on our financial condition and results of operations.

●	We may, in the future, grow and expand our international operations, which may expose us to significant risks.

●	We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all. Moreover, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders’ shareholdings or subject us to covenants that may restrict our operations or our ability to pay dividends.

●	We have not independently verified the accuracy or completeness of data, estimates, and projections in this annual report that we obtained from third-party sources, and such information involves assumptions and liabilities.

●	We have identified two material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business operations.

●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

●	It is unclear what ramifications, if any, the addition of the Cayman Islands to the “FATF grey list” will have for us.

●	It is unclear how long the designation of the Cayman Islands to the EU AML High-Risk Third Countries List will remain in place and what ramifications, if any, the designation will have for us.

Risks Relating to Our Corporate Structure

●	In the following discussion of risks relating to our corporate structure, “we,” “us,” or “our” refer to Xiao-I.

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our ADSs may decline in value dramatically or even become worthless.

●	The contractual arrangements with the VIE and its shareholders may not be as effective as equity ownership in providing operational control.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	The contractual arrangements with the VIE are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

●	Contractual arrangements we have entered into with the VIE and its shareholders may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

●	We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ADSs.

●	If the chops of our PRC subsidiary, the VIE, is not kept safely, is stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance.

Risks Relating to Doing Business in China

●	In the following discussion of risks relating to doing business in China “we,” “us,” or “our” refer to the PRC operating entities.

●	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of Xiao-I’s ADSs.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

●	Advertisements shown on our platform may subject us to penalties and other administrative actions.

●	The newly enacted Holding Foreign Companies Accountable Act (“HFCAA”) and the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board (“PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Global Market, and Nasdaq may determine to delist our securities if in the future the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

●	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC laws.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of Xiao-I’s ADSs.

●	The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

●	We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies. We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

●	China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.

●	Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

●	If additional remedial measures are imposed on major PRC-based accounting firms, including our independent registered public accounting firm, our financial statements could be determined not to be in compliance with the SEC requirements.

●	We face uncertainties with respect to the enactment, interpretation and implementation of draft Anti-Monopoly Guidelines for the Internet Platform Economy Sector.

Risks Relating to Doing Business in Hong Kong

●	We may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in the PRC may also apply to operations in Hong Kong in the future.

●	Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Xiao-I or its management named in the annual report based on Hong Kong laws.

Risks Relating to the ADSs

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

●	A large, active trading market for the ADSs may not develop and you may not be able to resell your ADSs at or above the public offering price.

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

●	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

●	Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Ordinary Shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

●	You may not receive distributions on the ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

●	You may be subject to limitations on transfers of your ADSs.

●	Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

●	The deposit agreement may be amended or terminated without your consent.

●	Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

●	Techniques employed by short sellers may drive down the market price of the ADSs.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

●	United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

●	The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors and executive officers named in this annual report (except H. David Sherman) may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC, based on United States or other foreign laws, against us, our directors and executive officers named in this annual report (except H. David Sherman). Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Ordinary Shares represented by the ADSs, at a premium, as a result, it could materially adversely affect the rights of holders of our ADSs.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Ordinary Shares.

●	We are not required to disclose compensation of Directors and Officers under Cayman Islands law.

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

Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance.

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

Currently, most of our shareholders have completed Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration. All our significant shareholders, directors and officers have completed Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37. In addition, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance. However, WFOE has successfully opened a new capital account with Bank of Ningbo recently. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our Corporate Structure— Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance,” and “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.”

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

In March, 2023, we completed our initial public offering and was listed on the Nasdaq Global Market under the symbol “AIXI”. 5,700,000 American depositary shares (each, an “ADS”, collectively, “ADSs”), each represents one-third of an ordinary shares, were issued at a price of $6.8 per share for net proceeds of approximately $35.44 million, after deducting underwriting discounts, commissions and other offering expenses of $3.32 million. We intend to use the net proceeds from the offering for research and development, investment in technology infrastructure, marketing and branding, and other capital expenditure, and other general corporate purpose. Recently, WFOE has successfully opened a new capital account with Bank of Ningbo. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. For more detailed information, please see “Risk Factors — Risks Relating to Our Corporate Structure — Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance.”

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

Currently, most of our shareholders have completed Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration. All our significant shareholders, directors and officers have completed Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. In addition, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate some of our shareholders’ non-compliance with Circular 37. However, WFOE has successfully opened a new capital account with Bank of Ningbo recently. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result. We are trying to assist these shareholders with remedying their non-compliance with Circular 37, but we are not sure when we will be able to accomplish it. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our Corporate Structure— Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance,” and “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.”

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

Item 18. Financial Statements.

Financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits.

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant ***
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (1)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (2)
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (3)
2.4	Description of Securities ***
4.1	2023 Share Incentive Plan (4)
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (5)
4.3	English Translation of Exclusive Business Cooperation Agreement between Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Shanghai Xiao-i Robot Technology Company Limited dated March 29, 2019 (6)
4.4	English Translation of Exclusive Option Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited, Shanghai Xiao-i Robot Technology Company Limited and Each Shareholder of Shanghai Xiao-i Robot Technology Company Limited dated March 29, 2019 (7)
4.5	English Translation of Share Interest Pledge Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Each Shareholder of Shanghai Xiao-i Robot Technology Company Limited dated March 29, 2019 (8)
4.6	English Translation of Power of Attorney Agreement granted to Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited by each shareholder of Shanghai Robot Technology Company Limited dated March 29, 2019 (9)
4.7	English Translation of Form of Spousal Commitment Letters Signed by Each Spouse of the Shareholders of Shanghai Xiao-i Robot Technology Co., Ltd. (10)
4.8	English Translation of Form Investment Agreement Related to Convertible Loans (11)
4.9	English Translation of Intelligent Drawing Review Platform License Agreement between Shanghai Xiao-i Robot Technology Company Limited and China Construction Third Engineering Bureau Group Limited. (Customer A) (12)
4.10	English Translation of Cloud Computing Technical Services Cooperation Agreement between Shanghai Xiao-i Robot Technology Company Limited and Beijing Blanstar Technology Co., Ltd. (Supplier A) (13)
4.11	English Translation of Operation and Technical Service Agreement of Intelligent Plan Review Platform Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and China Construction Third Engineering Bureau Group Limited (Customer A) (14)
4.12	English Translation of AI Core Product Cloud Platform Lease Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Beijing Wanjie Data Technology Co., Ltd. (Customer B) (15)
4.13	English Translation of Software Procurement Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., Ltd. (Supplier B) (16)
4.14	English Translation of Services Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and China Construction Third Bureau Installation Engineering Co., Ltd. (Customer C) (17)
4.15	English Translation of Supplier Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Beijing Telecom Tongchangda Information Co., Ltd. (Supplier C) (18)
4.16	English Translation of Services Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Fengzhuo Jiye Technology Innovation (Beijing) Co., Ltd. (Customer D) (19)
4.17	English Translation of Services Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Shanghai Lirui Water Treatment Technology Co., Ltd. (Customer E) (20)
4.18	Independent Director Agreement, Dated on January 18, 2023, between H. David Sherman and Xiao-I Corporation (21)
4.19	English Translation of AI Cloud Platform Service Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Customer F dated June 27, 2022 ***
4.20	English Translation of Beijing Housing Lease Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Supplier D dated September 25, 2019 ***
4.21	English Translation of Software License Use and Development Service Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Supplier E dated November 30, 2020 ***
4.22	English Translation of Supplemental Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Supplier F dated December 24, 2020 ***
4.23	English Translation of Talefull Human Resource Management Software Deployment Service Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Supplier F date August 1, 2018 ***
8.1	List of Significant Subsidiaries and VIE of the Registrant ***
11.1	Code of Business Conduct and Ethics of the Registrant (22)
11.2	Insider Trading Policy***

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) *

(1)	Incorporated by reference to Exhibit (a) to the Registrant’s registration statement on Form F-6 (File No. 333- 268889) filed with the SEC on February 1, 2023.
(2)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(3)	Incorporated by reference to Exhibit (a) to the Registrant’s registration statement on Form F-6 (File No. 333- 268889) filed with the SEC on February 1, 2023.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(5)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(6)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(7)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(8)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(9)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(10)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(11)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(12)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(13)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(14)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(15)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(16)	Incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on December 20, 2022.
(17)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Amendment No.1 to Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on February 13, 2023.
(18)	Incorporated by reference to Exhibit 10.15 to the Registrant’s Amendment No.1 to Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on February 13, 2023.
(19)	Incorporated by reference to Exhibit 10.16 to the Registrant’s Amendment No.1 to Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on February 13, 2023.
(20)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Amendment No.1 to Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on February 13, 2023.
(21)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Amendment No.1 to Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on February 13, 2023.
(22)	Incorporated by reference to Exhibit 99.8 to the Registrant’s Amendment No.1 to Registration Statement on Form F-1 (File No. 333-268889) filed with the SEC on February 13, 2023.

*	Filed with this amended annual report on Form 20-F.
**	Furnished with this amended annual report on Form 20-F.
***	Previously filed in the original annual report on Form 20-F

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

XIAO-I CORPORATION

Date: August 10, 2023	By:	/s/ Hui Yuan
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

XIAO-I CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
Sale of software products	$5,098,730	$14,878,256	$3,547,113
Sale of hardware products	415,723	75,011	46,295
Technology development service	6,404,394	9,246,992	16,419,889
M&S service	1,937,887	2,772,795	2,429,526
Sale of cloud platform products	-	5,550,959	25,742,135
Net revenues (including sales to related parties of $2,449,560, $286,875 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)	13,856,734	32,524,013	48,184,958
Cost of sale of software products	(2,148,758)	(771,293)	(888,220)
Cost of sale of hardware products	(276,261)	(29,970)	(25,141)
Cost of technology development service	(3,604,014)	(4,390,825)	(12,194,044)
Cost of M&S service	(1,199,013)	(1,862,483)	(1,255,973)
Cost of Sale of cloud platform products	-	(3,831,160)	(3,015,766)
Cost of revenues	(7,228,046)	(10,885,731)	(17,379,144)
Gross profit	6,628,688	21,638,282	30,805,814

Operating expenses:
Selling expenses	(4,566,760)	(4,620,113)	(3,911,818)
General and administrative expenses	(5,694,785)	(6,657,251)	(6,028,637)
Research and development expenses	(4,236,723)	(5,363,909)	(24,001,138)
Total operating expenses	(14,498,268)	(16,641,273)	(33,941,593)

(Loss)/Income from operations	(7,869,580)	4,997,009	(3,135,779)

Other income/(loss):
Investment losses	(207,497)	(156,630)	(143,181)
Interest expense	(1,026,636)	(1,866,831)	(2,440,815)
Foreign currency exchange gain/(loss)	41,592	11,252	(68,902)
Other income, net	1,770,225	932,557	444,018
Total other income/(loss)	577,684	(1,079,652)	(2,208,880)

(Loss)/Income before income tax expense	(7,291,896)	3,917,357	(5,344,659)
Income tax benefit/(expense)	235,854	(552,355)	(660,655)
Net (loss)/income	$(7,056,042)	$3,365,002	$(6,005,314)
Net loss attributable to non-controlling interests	(247,677)	(312,811)	(106,779)
Net (loss)/income attributable to XIAO-I CORPORATION shareholders	(6,808,365)	3,677,813	(5,898,535)
Other comprehensive (loss)/income
Foreign currency translation change, net of nil income taxes	(357,695)	(117,291)	403,816
Total other comprehensive (loss)/income	(357,695)	(117,291)	403,816
Total comprehensive (loss)/income	$(7,413,737)	$3,247,711	$(5,601,498)
Total comprehensive (loss)/income attributable to non-controlling interests	(386,914)	(370,503)	95,280
Total comprehensive (loss)/income attributable to XIAO-I CORPORATION shareholders	(7,026,823)	3,618,214	(5,696,778)
(Loss)/Earnings per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	(0.31)	0.17	(0.27)
Diluted	(0.31)	0.16	(0.27)
Weighted average number of ordinary shares outstanding
Basic	22,115,592	22,115,592	22,115,592
Diluted	22,115,592	22,362,552	22,115,592

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