Form 20-F
period 2023-12-31
Xiao-I Corp
filed 2024-04-30
CIK 1935172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

5/F, Building 2, No. 2570 Hechuan Road, Minhang District Shanghai, China 201101
(Address of Principal Executive Offices)

Hui Yuan 5/F, Building 2, No. 2570 Hechuan Road, Minhang District Shanghai, China 201101 Tel: +86 021-64435203 Fax: +86 021-52270508
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Fred Summer, Esq.

Charlotte Westfall, Esq.
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context requires otherwise, the reference in this Annual Report to:

●	“Xiao-I” or the “Company” or “we” or “us” is to Xiao-I Corporation, an exempted company with limited liability incorporated under the laws of Cayman Islands;

●	“AI Plus” is to AI Plus Holding Limited, organized under the law of British Virgin Islands, as Xiao-I’s intermediate holding company;

●	“Xiao-i Technology” is to Xiao-i Technology Limited, organized under the law of Hong Kong, which is wholly owned by AI Plus;

●	“WFOE” is to Zhizhen Artificial Technology (Shanghai) Company Limited (“Zhizhen Technology”), a limited liability company established and existing under the laws of the PRC, which is wholly owned by Xiao-i Technology;

●	“Shanghai Xiao-i” or the “VIE” is to Shanghai Xiao-i Robot Technology Co., Ltd., a company limited by shares established and existing under the laws of the PRC;

●	“the PRC operating entities” refers to the VIE, Shanghai Xiao-i, and its subsidiaries;

●	“Memorandum and Articles of Association” means the amended and restated memorandum of association (“Memorandum”) and the amended and restated articles of association (“Articles of Association”) of Xiao-I;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and excluding Taiwan for the purposes of this annual report only; the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Mainland China”, “mainland of PRC” or “mainland PRC” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only; the term “mainland Chinese” has a correlative meaning for the purpose of this annual report;

●	“PRC government”, “PRC regulatory authorities”, “PRC authorities”, “PRC governmental authorities”, “Chinese government”, “Chinese authorities” or “Chinese governmental authorities” is to the government of mainland China for the purposes of this annual report only; and the similar wordings have a correlative meaning for the purpose of this annual report;

●	“PRC laws and regulations”, “PRC laws”, “laws of PRC”, “Chinese laws and regulations” or “Chinese laws” are to the laws and regulations of mainland China; and the similar wordings have a correlative meaning for the purpose of this annual report;

●	“Ordinary Shares” are to the ordinary shares of the Company, par value US$0.00005 per share;

●	“$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars;

●	“RMB” and “¥” are to Renminbi;

●	“Companies Act” is to the Companies Act (As Revised), Cap. 22 of the Cayman Islands.

●	“ADSs” refer to Xiao-I’s American depositary shares, each of which represents one-third of an Ordinary Share.

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

In addition, dividends and distributions from WFOE and the VIE are subject to regulations and restrictions on dividends and payment to parties outside of China. Applicable PRC law permits payment of dividends to Xiao-I by WFOE only out of net income, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset by general reserve fund and profits (if general reserve fund is not enough). Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. As of December 31, 2022 and 2023, our PRC operating entities had restricted amount of US$237,486 (RMB1,569,546) and US$237,486 (RMB1,569,546) the reserve fund, respectively. Moreover, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. In contrast, there is presently no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, Xiao-I’s Hong Kong subsidiary is able to transfer cash without any limitation to the Cayman Islands under normal circumstances.

Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Xiao-I’s WFOE generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of Xiao-I’s WFOE to use its Renminbi revenues to pay dividends to Xiao-I. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of Xiao-I’s WFOE to pay dividends or make other kinds of payments to Xiao-I could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. As of 2023, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance. In 2023, WFOE has successfully opened a new capital account with Bank of Ningbo. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers to its capital account with Bank of Ningbo from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result.

Additionally, the transfer of funds among the PRC operating entities are subject to the Provisions on Private Lending Cases, which was implemented on January 1, 2021, to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit using cash generated from one PRC operating entity to fund another affiliated PRC operating entity’s operations. Xiao-I or the PRC operating entities have not been notified of any other restriction which could limit the PRC operating entities’ ability to transfer cash among each other.

For the years ended December 31, 2021, 2022 and 2023, the cash flows that have occurred between the Company, the VIE and its consolidated subsidiaries, WFOE which is the primary beneficiary of the VIE, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2021	2022	2023
Cash paid by Xiao-I Corporation to other subsidiaries	$-	$-	$27,897,826
Cash transfer from other subsidiaries to WFOE	-	-	25,000,000
Cash transfer from WFOE to VIE and its consolidated subsidiaries	-	-	24,504,585
Cash transfer from VIE and its consolidated subsidiaries to WFOE	-	-	640,150
Cash transfer from VIE and its consolidated subsidiaries to other subsidiaries	-	-	740,000
Cash transfer from WFOE to other subsidiaries	-	-	576,205
Cash transfer from other subsidiaries to Xiao-I Corporation	$-	$-	$453,800

v

From January 1, 2024 to the date of this annual report, cash was transferred among the Company, WFOE, other subsidiaries of the Company, the VIE and its consolidated subsidiaries, as follows: (i) the Company provided a total of US$0.15 million in cash to its other subsidiaries while other subsidiaries transferred US$0.32 million to the Company; (ii) WFOE provided a total of US$0.07 million to VIE and its subsidiaries while VIE and its subsidiaries transferred US$0.14 million to WFOE; (iii) WFOE and VIE and its subsidiaries transferred US$0.05 million and US$0.36 million to other subsidiaries, respectively. The aforementioned cash transfers were generally for working capital purpose among the Company, WFOE, VIE and its consolidated subsidiaries, and other subsidiaries. Xiao-I intends to keep any future earnings to finance the expansion of its business, and it does not anticipate that any cash dividends will be paid in the foreseeable future. In the future, cash proceeds from overseas financing activities, including the IPO proceeds, may be transferred by Xiao-I to AI Plus, and then transferred to Xiao-i Technology, and then transferred to WFOE via capital contribution or shareholder loans, as the case may be. Cash proceeds may flow to Shanghai Xiao-i from WFOE pursuant to certain contractual arrangements between WFOE and Shanghai Xiao-i as permitted by the applicable PRC regulations. As a result of these PRC laws and regulations, the PRC operating entities are restricted in their ability to transfer a portion of their net assets to the Company. For details about the applicable PRC laws and regulations that limit transfer of funds from overseas to the PRC operating entities, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds”, “Item 3. Key Information—D. Risk Factors —Risks Related to Our Corporate Structure— Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance,” and “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.”

As of December 31, 2022 and 2023, US$908,614 and US$688,277 of cash and cash equivalents were denominated in RMB, US$11,224 and US$675,913 of cash and cash equivalents were denominated in US dollars, US$106,407 and US$200,352 of cash and cash equivalents were denominated in Hong Kong dollars, respectively.

Organizational Structure.

The following diagram illustrates the corporate legal structure of Xiao-I as of the date of this annual report.

Xiao-I Corporation
A Cayman Islands Company
100%
AI Plus Holding Limited("AI Plus")
A British Virgin Islands Company
100%
100%
100%
Xiao-i Technology Limited("Xiao-i Technology")
A Hong Kong Company
XIAO-I PLUS INC.
("XIAO-I PLUS")
A United States Company
Xiao-I Super Limited
("Xiao-I Super")
A United Arab Emirates Company
100%
Xiaoi Robot Technology (H.K) Limited
("Xiaoi Robot")
A Hong Kong Company
100%
Off Shore
On Shore
Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd.("Zhizhen Technology")
A People's Republic of China Company
Contractual Control
Shanghai Xiao-i Robot Technology Co., Ltd.("Shanghai Xiao-i")
A People's Republic of China Company
Hao Wang
Bin Xia
99%
1%
Guizhou Aoshu Enterprise Management Partnership (Limited Partnership)
A People's Republic of China Company
100%
100%
100%
100%
100%
100%
70%
30%
Shanghai Fengai Network Technology Co., Ltd.
("Shanghai Fengai")
A People's Republic of China Company
Shanghai Ruixiang Investment Management Co., Ltd.
("Shanghai Ruixiang")
A People's Republic of China Company
Shenzhen Xiao-i Robot Technology Co., Ltd.
("Shenzhen Xiao-i ")
A People's Republic of China Company
Nanjing Xiao-i Zhizhen Network Technology Co., Ltd.
("Nanjing Xiao-i ")
A People's Republic of China Company
Shanghai Xiao-i Robot Technology Co., Ltd. (Beijing Office)
("Zhizhen Beijing Office ")
A People's Republic of China Company
Shanghai Xiao-i Robot Technology Co., Ltd. (Guangzhou Branch)
("Zhizhen Guangzhou Office ")
A People's Republic of China Company
Guizhou Xiao-i Robot Technology Co., Ltd.
("Guizhou Xiao-i ")
A People's Republic of China Company

The following diagram illustrates the ownership of the VIE, Shanghai Xiao-i as of the date of this annual report.

Shufu Li
Xingxing Li
91.075%
8.925%
Ningbo Yima enterprise management partnership (limited partnership)
A People's Republic of China Company
Bin Xia
Hui Yuan
Shufu Li
Xingxing Li
1%
99%
82.23301%
9.70874%
8.05825%
Shanghai Rongzhi Industrial Co., Ltd
A People's Republic of China Company
Aini Li
Hui Yuan
Pinpin Zhu
Zhejiang Geely Holding (Group) Co.,Ltd
A People's Republic of China Company
Other 16 shareholders
50.8003%
9.5848%
9.3057%
7.5446%
6.5327%
16.2319%
Shanghai Xiao-i Robot Technology Co., Ltd.
A People's Republic of China Company

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The reporting currency is United States dollar. Unless otherwise indicated, all monetary amounts in this annual report are in U.S. dollars.

This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.0999 to $1.00 on December 29, 2023, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. Xiao-I makes no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Risks Relating to Our Business and Industry

●	We have had net losses (except for 2021) and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

●	If we fail to maintain and grow our customer base, keep our customers engaged through our products and solutions, our business growth may not be sustainable.

●	If we fail to maintain and enhance the functions, performance, reliability, design, security, and scalability of our platforms to meet our customers’ evolving needs, we may lose our customers.

●	If our products and solutions do not achieve sufficient market acceptance, our business and competitive position will suffer.

●	If our expansion into new industries is not successful, our business, prospects and growth momentum may be materially and adversely affected.

●	The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

●	If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our business may be materially and adversely affected.

●	To support our business growth, we continue to invest heavily in our research and development efforts, the expenses of which may negatively impact our cash flow, and may not generate the results we expect to achieve.

●	If our platforms experience material errors, defects or security issues, we may lose our customers, fail to honor our obligations in respect of our contract liabilities, and incur significant remedial costs.

●	Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

●	Security breaches and attacks against our systems and network, and any failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

●	We partially rely on third-party service providers to conduct our business and any interruption or delay in such third parties or our own failure may impair our customers’ experience.

●	Our products and solutions rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products and solutions, harm our business, our reputation and results of operations and subject us to liability.

●	Our and our business partners’ business operations have been adversely affected by the COVID-19 outbreak, and may in the future continue to be affected by the COVID-19 outbreak.

●	If the adoption of our products and solutions by our customers are slower than we expected, our business, results of operations and financial condition may be adversely affected.

●	We may fail to conduct our sales and marketing activities in a cost-effective manner and we are subject to limitations in promoting our products and solutions.

●	If we fail to provide high quality customer services, our brand, business, and results of operations may be harmed.

●	We had a concentration of major customers during the years ended December 31, 2021, 2022 and 2023 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

●	The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on the industries where our clients operate their businesses, and negatively affect the stability of our clients, which may subsequently have negative impact on our business.

●	Our reliance on a limited number of suppliers for certain essential services could adversely affect our ability to manage our business effectively and subsequently harm our business.

●	We may fail to obtain or maintain all required licenses, permits and approvals to operate our business.

●	We may fail to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from any unauthorized use of our technologies.

●	We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of business.

●	We and our management may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

●	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions and have a negative impact on our business.

●	We are dependent on the continuous services of our senior management and other key employees. If we fail to attract, retain and motivate qualified personnel, our business could be materially and adversely affected.

●	Future strategic acquisitions and investments may fail and may result in material and adverse impact on our financial condition and results of operations.

●	We may, in the future, grow and expand our international operations, which may expose us to significant risks.

●	We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all. Moreover, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders’ shareholdings or subject us to covenants that may restrict our operations or our ability to pay dividends.

●	We have not independently verified the accuracy or completeness of data, estimates, and projections in this annual report that we obtained from third-party sources, and such information involves assumptions and liabilities.

●	We have identified one material weakness in our internal control over financial reporting as of December 31, 2023. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business operations.

●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

●	It is unclear what ramifications, if any, the addition of the Cayman Islands to the “FATF grey list” will have for us.

●	It is unclear how long the designation of the Cayman Islands to the EU AML High-Risk Third Countries List will remain in place and what ramifications, if any, the designation will have for us.

Risks Relating to Our Corporate Structure

●	In the following discussion of risks relating to our corporate structure, “we,” “us,” or “our” refer to Xiao-I.

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our ADSs may decline in value dramatically or even become worthless.

●	The contractual arrangements with the VIE and its shareholders may not be as effective as equity ownership in providing operational control.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	The contractual arrangements with the VIE are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

●	Contractual arrangements we have entered into with the VIE and its shareholders may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

●	We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ADSs.

●	If the seals of our PRC subsidiary and the VIE are not kept safely, are stolen, or used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance.

Risks Relating to Doing Business in China

●	In the following discussion of risks relating to doing business in China “we,” “us,” or “our” refer to the PRC operating entities.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States or other governments may materially and adversely affect our PRC operating entities’ business, financial condition and results of operations and may result in its inability to sustain our growth and expansion strategies.

●	Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China with little advance notice, could materially and adversely affect us.

●	Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

●	Advertisements shown on our platform may subject us to penalties and other administrative actions.

●	The Holding Foreign Companies Accountable Act (“HFCAA”) and the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board (“PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Global Market, and Nasdaq may determine to delist our securities if in the future the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

●	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC laws.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of Xiao-I’s ADSs to significantly decline or become worthless.

●	The custodians or authorized users of our controlling non-tangible assets, including seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

●	We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies. We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

●	China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.

●	Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

●	If additional remedial measures are imposed on major PRC-based accounting firms, including our independent registered public accounting firm, our financial statements could be determined not to be in compliance with the SEC requirements.

●	We face uncertainties with respect to the enactment, interpretation and implementation of draft Anti-Monopoly Guidelines for the Internet Platform Economy Sector.

Risks Relating to Doing Business in Hong Kong

●	We may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in the PRC may also apply to operations in Hong Kong in the future.

●	Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Xiao-I or its management named in the annual report based on Hong Kong laws.

Risks Relating to the ADSs

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

●	A large, active trading market for the ADSs may not develop and you may not be able to resell your ADSs at or above the public offering price.

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

●	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

●	Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Ordinary Shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

●	You may not receive distributions on the ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

●	You may be subject to limitations on transfers of your ADSs.

●	Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

●	The deposit agreement may be amended or terminated without your consent.

●	Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

●	Techniques employed by short sellers may drive down the market price of the ADSs.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

●	United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

●	The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors and executive officers named in this annual report (except H. David Sherman) may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC, based on United States or other foreign laws, against us, our directors and executive officers named in this annual report (except H. David Sherman). Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Ordinary Shares represented by the ADSs, at a premium, as a result, it could materially adversely affect the rights of holders of our ADSs.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Ordinary Shares.

●	We are not required to disclose compensation of Directors and Officers under Cayman Islands law.

Holding Foreign Companies Accountable Act

Pursuant to the HFCAA if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As a result of such trading prohibition, the Nasdaq Global Market may make a determination to delist our securities. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “Determinations”). However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. Our financial statements contained in this annual report on Form 20-F have been audited by Assentsure PAC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. As such, as of the date of this annual report, Xiao-I’s auditor is not subject to the Determinations announced by the PCAOB. However, Xiao-I cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to it after considering the effectiveness of its auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that Xiao-I’s auditor cannot be inspected by the PCAOB because of a position taken by an authority in a foreign jurisdiction in the future, and that the PCAOB may re-evaluate its determination as a result of any obstruction with the implementation of the Statement of Protocol. Such lack of inspection or re-evaluation could cause trading in Xiao-I’s securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA, and, as a result, Nasdaq may determine to delist Xiao-I’s securities, which may cause the value of Xiao-I’s securities to decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors —Risks Relating to Doing Business in China— The HFCCA and the AHFCCA passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Global Market, and Nasdaq may determine to delist our securities if in the future the PCAOB determines that it cannot inspect or fully investigate our auditor.”

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

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

Implications of Being a Foreign Private Issuer

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

Implications of Being a Controlled Company

On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the Chief Executive Officer (the “CEO”) and Chairman of the Company and a recognized A1 industry key opinion leader and domain expert. As a result of the Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of Xiao-I. Under the Nasdaq Global Market (“Nasdaq”) listing rules, the Issuance resulted in a change in control and the Company became a “controlled company” as defined under those rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We had a net income of US$3.37 million and negative cash flows from operations of US$11.89 million in 2021 and net loss of US$6.01 million and negative cash flows from operations of US$10.92 million in 2022. In 2023, we had net loss of US$27.01 million and negative cash flows from operations of US$15.79 million. We cannot assure you that we will be able to generate net profit or positive cash flows from operating activities in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, effectiveness of our monetization strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. We also expect our costs and expenses to increase in the future as we continue to expand our operations and to increase our investments in research and development, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and managerial controls, enhance our financial reporting systems and procedures, recruit, train and retain skilled professional personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

Our technological capabilities are critical to our success, and we have been continuously investing heavily in our research and development efforts. Our R&D expenses incurred were US$5.36 million, US$24.00 million and US$52.39 million, respectively, for the years ended December 31, 2021, 2022 and 2023, accounting for 32.2%, 70.7% and 85.4% of our operating expenses for each of the corresponding periods. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our products and solutions innovative and competitive in the market. As a result, we expect that our research and development expenses will continue to increase.

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

China began to modify its zero-COVID policy at the end of 2022, which seems to have prompted a considerable degree of uncertainties about the economic and market outlook. Thus, we have to be prepared for the possibility for a wide range of possible outcomes, some of which could be highly unfavorable to our business. For example, because of COVID-19 and other pandemic viruses, some of our employees were absent from work in 2023 due to viral infections, which had a negative impact on our daily operations. There is still uncertainty as to the future impact of the virus. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments.

If the adoption of our products and solutions by our customers are slower than we expected, our business, results of operations and financial condition may be adversely affected.

Our business has relied on the adoption of our products and solutions by a broad array of customers. Our ability to further increase our customer base and achieve broader market acceptance of our products and solutions will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel. Our ability to achieve significant revenue growth in the future will depend, in part, on our ability to recruit, train and retain a sufficient number of experienced sales professionals. Our recent hires and planned hires may not become as productive and efficient as we expect and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business.

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

We may fail to conduct our sales and marketing activities in a cost-effective manner, and we are subject to limitations in promoting our products and solutions.

Due to the technical nature of AI solutions, we mainly rely on our sales and marketing forces to conduct marketing activities and drive sales of our products and solutions. If we fail to conduct our sales and marketing activities in a cost-effective way, we may incur considerable marketing expenses, which could adversely affect our business and operating results. Additionally, our brand promotion and marketing activities may not be well received by customers and potential customers and may not result in the levels of sales that we anticipate. Meanwhile, marketing approaches and tools in the market for AI solutions in China are evolving, which may further require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to introduce new marketing approaches in an efficient and effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability.

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

We had a concentration of major customers during the years ended December 31, 2021, 2022 and 2023 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

For the years ended December 31, 2021, 2022 and 2023, the percentage of our revenue attributable to our largest customer amounted to 41.2%, 20.4% and 29.3%, respectively, while the percentage of our revenue attributable our five largest customers for the years ended December 31, 2021, 2022 and 2023 amounted to 67.1%, 58.4% and 69.7%, respectively.

We cannot assure you that there will not be any disputes between our major customers and us, or that we will be able to maintain business relationships with our existing customers. As a substantial amount of revenues were generated from a relatively small number of major customers, in the event that these existing major customers cease to engage our services and we are unable to find new customers with similar attributable revenue within a reasonable period of time or at all, our business and profitability may be adversely affected. In addition, if any of such customers default or delay on their payment or settlement of our trade and other receivables, our liquidity, financial condition and results of operations may be adversely affected.

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

We rely on a limited number of suppliers for certain essential services to operate our network and provide products and solutions to our customers. Due to the limited number of relevant suppliers available in China, we rely on a limited number of suppliers for cloud, internet data center services and hardware. Our purchase from top-three suppliers in aggregate accounted for 79.2%, 66.8% and 73.2% of total purchase for the years ended December 31, 2021, 2022 and 2023, respectively. We may experience shortages in components or delays in delivery as a result of natural disasters, increased demand in the industry or our suppliers’ lacking sufficient rights to supply the servers or other products or services.

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

We have not independently verified the accuracy or completeness of data, estimates, and projections in this annual report that we obtained from third-party sources, and such information involves assumptions and limitations.

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

We have identified one material weakness in our internal control over financial reporting as of and for the year ended December 31, 2023. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

Pursuant to Section 404 of Sarbanes-Oxley, as an “emerging growth company,” our management is not required to report upon the effectiveness of our internal control over financial reporting for the first 5 years of us being a public company. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

In connection with the audit of our consolidated financial statements, as of and for the years ended December 31, 2021, 2022, we identified two material weaknesses in our internal control over the financial statement closing process. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness that have been identified relates to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and (ii) our lack of internal file management procedures and effective recognition procedures to recognize revenue and costs timely.

We implemented the following remediation measurements during the fiscal year ended December 31, 2023, which addressed the second material weakness identified as of December 31, 2022:

(1)	We established internal file management policy, included but not limited to: (i) established the internal procedures for assigning sequential and unique contract numbers to each project; (ii) assign responsibilities for file management to specific individuals and implemented segregation of duties; and (iii) developed a standardized electronic worksheet that categorizes documents by date, name of project, revenue type, consideration of the contracts, M&S periods, and other key terms of the contracts.

(2)	We implemented documents control policies, included but not limited to: (i) all documents are properly labeled with their status, and revision history if any; (ii) all important documents and contracts were submitted to the legal department for retention and review;

(3)	We engaged the third-party financial consultant to develop clear guidelines for recognizing revenue and costs in accordance with U.S. GAAP, and provide training to our accounting personnels. Our responsible accounting personnel took regular review and analysis of revenue, costs, and gross margin to ensure timely and accurate recognition of revenue and costs based on the service periods. The third-party financial consultants conducted the second review of the revenue/cost recognition.

We are working to remediate the remaining material weakness and are taking steps to strengthen our internal control. Specifically, we are still working to develop and implement a staffing plan for hiring additional accounting and finance personnel in 2024, hire additional qualified resources with appropriate knowledge and expertise to handle complex accounting issues and effectively prepare financial statements and conduct regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight.

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

If the seals of our PRC subsidiary and the VIE are not kept safely, are stolen, or used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other seals which can be used for specific purposes. The seals of our PRC subsidiary, the VIE and its subsidiaries generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those seals are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

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

Currently, most of our shareholders have completed Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration. All our significant shareholders, directors and officers have completed Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37. In addition, as of 2023, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance. However, WFOE has successfully opened a new capital account with Bank of Ningbo in 2023. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result.

Risks Relating to Doing Business in China

In the following discussion of risks relating to doing business in China “we,” “us,” or “our” refer to the PRC operating entities.

Changes in the political and economic policies of the PRC government or in relations between China and the United States or other governments may materially and adversely affect our PRC operating entities’ business, financial condition and results of operations and may result in its inability to sustain our growth and expansion strategies.

Our principal offices are based in China. Accordingly, the PRC operating entities’ financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, regulating financial services and institutions, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on our PRC operating entities. Our PRC operating entities’ financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to it. In addition, the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activities.

Any changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material effect on a specific industry including our operating companies in China. Such developments could affect our business and operating results, cause changes in demand for our services and affect our competitive position.

Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China with little advance notice, could materially and adversely affect us.

Substantially all our operations are located in China. Our PRC operating entities are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but do not have binding authority. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our business arrangements in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

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

The HFCCA and the AHFCCA passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Global Market, and Nasdaq may determine to delist our securities if in the future the PCAOB determines that it cannot inspect or fully investigate our auditor.

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

Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for the years ended December 31, 2022 and 2021 included elsewhere in this prospectus, is a firm registered with the PCAOB and subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report.

Our current auditor, Assentsure PAC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Xiao-I’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to Xiao-I, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of Xiao-I’s auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. As such, as of the date of this annual report, Xiao-I’s auditor is not subject to the Determinations announced by the PCAOB. However, Xiao-I cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to it after considering the effectiveness of its auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that Xiao-I’s auditor cannot be inspected by the PCAOB because of a position taken by an authority in a foreign jurisdiction in the future, and that the PCAOB may re-evaluate its determination as a result of any obstruction with the implementation of the Statement of Protocol. Such lack of inspection or re-evaluation could cause trading in Xiao-I’s securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA, and, as a result, Nasdaq may determine to delist Xiao-I’s securities, which may cause the value of Xiao-I’s securities to decline or become worthless. Assentsure PAC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC; no organization or individual is allowed to provide documents and information related to securities business activities to overseas securities regulators without the consent of the securities regulatory authority under the State Council and the relevant competent department under the State Council; and according to the Data Security Law, no organization or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with data stored within the territory of the PRC without the approval of the competent authorities of the PRC. While detailed interpretation of or implementation rules under these regulations have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of Xiao-I’s ADSs to significantly decline or become worthless.

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

The custodians or authorized users of our controlling non-tangible assets, including seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our seals, we have established internal control procedures and rules for using these seals. In any event that the seals and seals are intended to be used, the responsible personnel will submit a formal application, which will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our seals, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations, and we may not be able to recover our loss due to such misuse or misappropriation if the third party relies on the apparent authority of such employees and acts in good faith.

In the following discussion of risks relating to doing business in China “we,” “us,” or “our” refer to Xiao-I.

The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC laws.

On February 17, 2023, the CSRC published the Overseas Listing Measures which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023, the CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

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

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in the PRC, had to be channeled through the CSRC.

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

We generated approximately 2.3%, 0.9% and 0.9% of our revenues from Hong Kong in fiscal year 2021, 2022 and 2023, respectively. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We cannot assure you that there will not be any changes in the economic, political and legal environment in Hong Kong. We may be subject to uncertainty about any future actions of the PRC government and is possible that most of the legal and operational risks associated with operating in the PRC may also apply to our operations in Hong Kong in the future. The PRC government may intervene or influence our current and future operations in Hong Kong at any time and exert more influence over the manner in which we must conduct our business activities. Such government actions, if and when they occur, could result in a material change in our operations in Hong Kong.

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

We are a “controlled company” as defined under the Nasdaq Global Market (“Nasdaq”) listing rules, and as such we are permitted to elect not to comply with certain corporate governance requirements.

On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the CEO and Chairman of the Company and a recognized A1 industry key opinion leader and domain expert. As a result of the Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of Xiao-I. Under the Nasdaq listing rules, the Issuance resulted in a change in control and the Company became a “controlled company” as defined under those rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

On August 30, 2018, we established our wholly owned subsidiary AI Plus Holding Limited (“AI Plus”), under the law of British Virgin Islands, as our intermediate holding company, which then established its wholly owned subsidiary, Xiao-i Technology Limited (“Xiao-i Technology”) under the law of Hong Kong, which in turn established a wholly owned PRC subsidiary, Zhizhen Artificial Technology (Shanghai) Company Limited (“Zhizhen Technology”) or the WFOE, on March 29, 2019. Subsequently, we, through our WFOE, entered into a series of contractual arrangements with Shanghai Xiao-i and its shareholders whereby we were established as the primary beneficiary of Shanghai Xiao-i for accounting purposes. We have recognized the net assets of Shanghai Xiao-i at historical cost with no change in basis in the consolidated financial statements upon the completion of this reorganization. On May 18, 2023, AI Plus established its wholly owned US subsidiary, Xiao-I Plus Inc. On March 1, 2024, AI Plus established its wholly owned United Arab Emirates subsidiary, Xiao-I Super Ltd.

As of the date of this annual report, Al Plus, Xiao-i Technology, Zhizhen Technology, Xiao-I Plus Inc. and Xiao-I Super Ltd. do not have any substantive business operations. As a result of our indirect ownership in Zhizhen Technology and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of the VIE for accounting purposes. We treat the PRC operating entities as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On December 13, 2023, we issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the CEO and Chairman of the Company and a recognized A1 industry key opinion leader and domain expert. As a result of the Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of Xiao-I. Under the Nasdaq listing rules, the Issuance resulted in a change in control and the Company became a “controlled company” as defined under those rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Milestone Accomplishments over 20 Years History

We are a global leading cognitive artificial intelligence company. Since our establishment in 2001, We have been dedicated to continuous innovation and breakthroughs in core technologies related to cognitive intelligence rooted in natural language processing. our development goal is to achieve scalable implementation and commercialization of our innovative proprietary technologies.

We, with over 22 years of technical accumulation and industry experiences, have become a leading force in the field of AI industrial application. The company adheres to the mission of “serve and benefit more people with our AI technology” and focuses on the continuous innovation and breakthrough of artificial intelligence technology development.

We believe that we are the pioneer of virtual chatbot technology. We launched our first chatbot in 2004. Within two years, we applied chatbot technology to the field of intelligent services and took the lead in creating industry application benchmark cases. We developed thousands of business cases, and provide our customers with a wide range of solutions from diversified products to superior customized services, formulating a scale of business applications and a mature commercialization path, establishing our leading position in the artificial intelligence industry.

As a representative enterprise in the field of Cognitive AI, we led the development of the world’s first international standard in affective computing, contributed to the drafting of the “China Artificial Intelligence Industry Intellectual Property White Paper” for four consecutive years(from 2010 to 2013), demonstrated its influence in global artificial intelligence industry. As of the date of this annual report, Xiao-I have 334 authorized patents, along with 138 pieces of software copyrights, 256 registered trademarks, and its accumulation of intellectual property demonstrates the company’s fruitful achievements in technological innovation. We are also regarded by Gartner as the “representative of Conversational Al enterprises”, proving the company’s outstanding position and influence in the industry worldwide.

On June 29, 2023, we launched “Our Own ChatGPT” – Hua Zang Universal Large Language Model, which has a comprehensive coverage of hundreds of capabilities of the LLM. It possesses the core features of “Controllable, Customizable, and Deliverable”, solving the key challenges faced by global AI models. Building on the solid foundation of the Hua Zang Universal Large Language Model, we launched the revolutionary Hua Zang Ecosystem on October 26, 2023 which carries significant implications in the industry. Based on the Hua Zang Universal Large Language Model, through Hua Zang Developer Platform, it provides service guarantees such as cultivation, marketing, and investment, connecting global ecosystem partners, customers, and developers. It constantly promotes the implementation and commercialization of the customer application scenarios and use cases by Hua Zang LLM.

Currently, dozens of co-created achievements have been successfully implemented, helping partners further commercialize in vertical fields. Hua Zang Ecosystem is now continuously collaborating with thousands of ecosystem partners, covering 50+ industry fields, involving various fields such as IoT, finance, healthcare, maternal and infant, automobile, manufacturing, operator etc. This validates the commercialization path of the Hua Zang Ecosystem and lays a solid foundation for further promoting the large-scale implementation of Hua Zang Universal Large Language Model in various industries.

Actively expanding into the international markets is a key driver of future revenue growth for Xiao-I. We set up our APAC headquarter in Hong Kong in 2018. In 2023, Xiao-I is publicly traded on the Nasdaq Stock Market (NASDAQ: AIXI). In addition, we established our wholly owned subsidiaries both in the United States and the UAE to implement our global business expansion plan.

Product and Technology Overview

Overall Architecture of Xiao-i Products and Technologies

Six Core Technologies with Cognitive Intelligence
xiao-i
Xiao-I
Hua Zang
LLM
Natural Language
Processing ("NLP ")
• Proprietarily leading
NLP technology
• Core of cognitive AI
Semantic
Interaction
• Knowledge graph
• Semantic library
• Automated knowledge generation
and management tools
Affective
Computing
• Emotion simulation
• Self-learning
• Emotional interaction
Machine
Learning
• Deep learning
• United machine
• learning platform
Voice & Image
Processing
• NLP, automated speech recognition
("ASR"), text-to-speech ("TTS") &
visual basic ("VB")
• Optical character recognition ("OCR"),
face recognition & computer vision
Data Analysis
& Automation
• Big-data platform and tools
• RPA products

Prior to the introduction of Hua Zang LLM in June 2023, the overall architecture of our products and technologies is divided into three layers: (1) infrastructure, (2) aggregation empowerment platform and (3) domain application. With the participation of Hua Zang LLM, we reformed the product line into Model as a service (MaaS) and non-MaaS.

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

●	Natural Language Processing

●	CIAI’s multilingual, natural language processing capability extracts and analyzes information, mines text, constructs knowledge, and performs knowledge representation and reasoning based on words, phrases, sentences, and text, providing solutions to the human-computer interaction needs of diverse enterprises and professional users.

●	Speech Processing

●	The hybrid architecture of Time-Delay Neural Network + Deep Feedforward Sequential Memory Network + attention, in combination with our vast corpus accumulation of more than ten years, has enabled us to train our intelligent voice technology for end-to-end application across various scenarios in numerous fields. Based on these technologies, we have built a variety of intelligent voice solutions under the Aviation Industry Computer-Based Training Committee framework, including intelligent Interactive Voice Response navigation, intelligent outbound call, intelligent agent assistance, intelligent voice quality inspection, and intelligent coaching.

●	Computer Vision

●	We offer various computer vision capabilities, including face recognition and analysis, multi-target tracking, human posture and action recognition, and scene analysis capabilities such as semantic and instance segmentation. In terms of Optical Character Recognition (“OCR”), we have general OCR and customized OCR for all types of cards, invoice, receipts, tickets, and more. In terms of construction drawing analysis, we apply various capabilities including pattern recognition and computer vision to comprehensively analyze and process CAD drawings, bringing to life standard review capability for construction drawings. Relating to engineering, we provide rapid engineering customization through its internally-developed deep learning framework. We also offer model distillation and pruning solutions to meet clients’ model compression requirements. This high performance framework is adaptable to various environments.

●	Machine Learning

●	Machine learning methods offered by us include everything from traditional machine learning to the latest deep learning, reinforcement learning, active learning, transfer learning, and generative adversarial networks (“GAN”). These methods are applied across multiple fields such as natural language processing, speech recognition, vision recognition and analysis, and in business scenarios such as precision marketing, personalized recommendation, and risk assessment in combination with massive data and distribution processing algorithms to form an efficient human-computer collaborative learning system.

●	Affective Computing

●	Deep learning technology is used to recognize, understand, process, and simulate human emotions, so as to realize multi-dimensional and multimodal affective computing capabilities such as text, voice and vision. We have built affective computing, analysis, and interactive processing capabilities that process real-time perception, intelligent planning, automatic simulation, and this technology has been widely used in various practical business scenarios.

●	Data Intelligence and Hyperautomation

●	Large-scale machine learning technology mines, analyzes, and processes massive amounts of data, the assets of which are comprehensively integrated to extract information contained therein. Business processes are automatically and quickly identified, reviewed, and executed in combination with innovative technologies such as process automation and low code. The results enable enterprises to delegate simple tasks with high repeatability, as well as complex tasks, to AI and data enhancement, thereby improving the quality and efficiency of business operations. Applications include data monitoring, data analysis, user profiling, business process automation, financing business automation, financial business automation, supply chain business automation, IT operation, and maintenance and integration automation.

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

Our technologies are based, in significant part, upon our proprietary intellectual property portfolio. As of March 31, 2024, we have applied for 578 patents, 334 of which have been granted and we have obtained 256 registered trademarks and 138 computer software copyrights. In June 2020, the company passed the national intellectual property management system certification and obtained the certificate. This certificate represents that the company’s intellectual property management system conforms to the GB/T 29490-2013 standard. We continue to develop and improve our intellectual property portfolio through our deep R&D department. As of March 31, 2024, we have 158 R&D personnel, accounting for about 56.2% of our personnel, including 104 with bachelor’s degrees, 17 with master’s degrees and 7 with doctorates.

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

With the introduction of Hua Zang LLM in June 2023, we reformed our product line.

Hua Zang LLM: Ecosystem and LLM Commercialization

Hua Zang LLM

The LLM is not a novel entity; rather, it represents an integrated system that combines a variety of cutting-edge technologies with established AI technologies. Throughout the evolution of LLMs, numerous traditional AI techniques have been consolidated and refined to support the construction and application of these models, including but not limited to machine learning, deep learning, knowledge representation and reasoning, natural language processing, pattern recognition, reinforcement learning, and transfer learning. With over two decades of technology accumulations in the field of cognitive intelligence, Xiao-I’s transition from traditional AI products to LLM product a natural progression.

In the year 2023, our company has reaffirmed our position at the forefront of technological innovation with the introduction of the “Hua Zang Universal Large Language Model” on June 29th. This model is a comprehensive AI solution that encompasses a vast array of capabilities, setting a new standard in the industry with its core attributes of being controllable, customizable, and deliverable. It addresses prevalent challenges within the global AI landscape with innovative solutions.

Leveraging the robust framework of the Hua Zang Universal Large Language Model, we further expanded our technological impact with the unveiling of the transformative Hua Zang Ecosystem on October 26, 2023. This ecosystem is poised to have a significant and lasting impact on the industry. The Hua Zang Developer Platform serves as the backbone of this ecosystem, offering a suite of services including development support, market outreach, and financial investment, thereby fostering a dynamic network that connects global partners, customers, and developers.

Hua Zang Ecosystem and Commercialization

The “1+1+3” framework of the Hua Zang ecosystem comprises a set of foundation models, a product support platform, and three service guarantees.

The “a set of foundation models” refers to the Xiao-i Hua Zang LLM, which possesses the core features of “controllability, customizability, and deliverability.” It incorporates technical characteristics such as deep learning models, pre-training and fine-tuning, multi-level attention mechanisms, context modeling and awareness, multi-task learning, and domain knowledge integration. This enables efficient and accurate natural language processing capabilities, demonstrating excellent adaptability and scalability. Leveraging its robust core technology, the Xiao-i Hua Zang LLM boasts hundreds of generic large model capabilities, including comprehension and generation of complex texts, mathematical reasoning, among others. For instance, it can understand article information and intent, extract key information based on requirements, and rapidly analyze emotional tones in texts. Moreover, through continuous iteration and innovation, it achieves multi-modal capabilities such as text-to-image, text-to-edit image, and image-to-text conversions. Moreover, in response to customers’ diverse business needs and budgets, Xiao-i offers a range of models of different sizes, enabling more flexible solutions to meet the demands of different business scenarios.

The “a product support platform” refers to the Hua Zang Developer Platform, comprising sections for development, applications, and operations. It assists ecological partners in developing applications based on Hua Zang LLM, conveniently training their own LLMs with lower costs, faster access and direct productization. This embodies the Hua Zang ecosystem’s principles of “faster, lower, and more effective.”

The “three service guarantees” refer to the resource empowerment provided by Xiao-i through cultivation, market development, and investment. Hua Zang Ecosystem offers a wealth of courses and training services. Additionally, it offers integrated marketing and promoting services, product co-developing and media. Furthermore, through the Hua Zang investment platform, it assists ecological partners in achieving business growth and expanding commercial value.

The key to the sustainable development and iteration of LLMs lies in commercialization, and the best way to achieve commercialization is to create a complete industry application ecosystem. Hua Zang ecosystem not only signifies a significant step forward for Xiao-i in the commercialization of LLMs but also marks an important exploration in the commercialization path for the entire artificial intelligence large model industry.

Business Model

As of the date of this annual report, we offer two different product lines: (i) Model as a service (“MaaS”) and (ii) non-MaaS. The MaaS product line includes the development and training, optimization and integration, service packaging and API design of the model, local deployments and subscription of our model products. Additionally, the MaaS product line also includes service and others, as customization is required to catering the demand of clients. The non-MaaS product line includes the needs assessment, solution design and architecture planning, development and configuration, deployment and implementation of our non-model products.

The following table sets forth the product lines of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	USD	%	USD	%	USD	%
MaaS	5,532,917	17.0%	12,924,039	26.8%	19,193,177	32.4%
Non-MaaS	26,991,096	83.0%	35,260,919	73.2%	39,972,082	67.6%
Total	32,524,013	100.0%	48,184,958	100.0%	59,165,259	100.0%

By way of delivery, MaaS and non-MaaS product can be delivered in different ways: software delivery, embedded in hardware products, technology development services, maintenance services and cloud platform subscription.

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	USD	%	USD	%	USD	%
Sale of cloud platform products	5,550,959	17.1%	25,742,135	53.4%	47,007,556	79.5%
Technology development service	9,246,992	28.4%	16,419,889	34.1%	7,839,700	13.3%
Sale of software products	14,878,256	45.8%	3,547,113	7.4%	1,566,455	2.6%
M&S service	2,772,795	8.5%	2,429,526	5.0%	2,676,185	4.5%
Sale of hardware products	75,011	0.2%	46,295	0.1%	75,363	0.1%
Total	32,524,013	100.0%	48,184,958	100.0%	59,165,259	100.0%

Our Competitive Advantages

We believe we have the following competitive advantages and they distinguish us from our competitors:

Our Pioneer Position in AI Technology and Focus on R&D

●	We believe that we pioneered the industry’s first cognitive intelligence and narrow artificial intelligence technology and have built on our culture of innovation.

●	Since its establishment in 2001, Xiao-i has focused on developing cognitive intelligence technologies based on its natural language processing and “AI” implementation in businesses, enjoying a privileged reputation in the “AI” industry. As a leading AI technology and industrialization service platform in China, through years of operation, Xiao-I has established cooperation with many leading companies amongst various industry verticals according to Frost & Sullivan. Our industry leadership is built on our pioneering research to commercialize AI technology.

●

Our first-mover advantage in natural language processing has made us a pioneer in formulating AI industry standards and creating more than 500 patents granted or pending. To protect its technology, in June 2012, Shanghai Xiao-i sued Apple Computer Trading (Shanghai) Co., Ltd., a subsidiary of Apple, Inc. for patent infringement and received the Supreme People’s Court Supreme Court Administrative Judgment, a final judgement confirming the validity of our patent in June 2020, but did not make a ruling on whether Apple infringed our patent. Specifically, according to the Patent Administration (Patent) Retrial Administrative Judgment issued by the Supreme People’s Court of China ((2017) ZGFXZ No. 34), in the retrial case of Shanghai Xiao-i and Apple Computer Trading (Shanghai) Co., Ltd. and the China National Intellectual Property Administration, the Supreme People’s Court determined that the invention patent named “A Chatbot System (Patent No.: 200410053749.9)” held by Shanghai Xiao-i is a valid patent. On August 3, 2020, after obtaining the final judgment confirming the validity of its patent, Shanghai Xiao-i filed another infringement lawsuit against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding Apple to stop the infringement and compensate for the losses. On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-i against Apple. On September 4, 2021, Shanghai Xiao-i filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-i’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-i with the Shanghai High People’s Court, requesting (i) confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and (ii) Shanghai Xiao-i to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million currently. On January 29, 2024, the Shanghai High Court decided to merge the above two cases for trial, and they are currently under review. On March 27, 2023, the Beijing Intellectual Property Court notified Shanghai Xiao-i that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-i, regarding the 58271 and 58272 Review Decision of Request for Invalidation. As of the date of this annual report, the case is still pending.

●	We are a pioneer in AI + with over 20 years of development and innovation with 4 R&D centers, 280+ engineers, 50+ external experts, and 10+ university partners.

Advantages of Our Products and Services

●	We develop and commercialize Metaverse-related offerings, including Virtual Humans and AR/VR.

●	We help our clients with their digital transformation using our cognitive intelligence and AI technologies.

●	We enable our customers to reap economies of scale by providing one-stop shop service from our extensive network of service hubs in their vicinity.

●	Our deep-rooted attention to quality assurance in our product and service offerings puts us ahead of our competitors.

●	We have a proven monetization model based on product differentiation, revenue source diversification, and customer loyalty.

●	Our products and services meet the needs of different customers and we maintain frequent client engagement for continuous business development and customer loyalty cultivation.

●	While our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master similar commercial arrangements in place with many of our customers, retaining customers over the long term.

●	Hua Zang LLM’s core strength:

†	Faster access: Quickly integrate our client’s system into the Hua Zang Ecosystem.

†	Lower cost: Conveniently access to the Hua Zang Ecosystem at a lower cost.

†	More efficient operations: AI gadgets, handy tools, and comprehensive guidance of operation provided on the platform leads to direct productization.

Our Robust Ecosystem of Partnerships

●	We have various regional sales teams including Shanghai, Beijing and Hong Kong.

●	We maintain good relationships with suppliers that have a good record of performance.

●	Our products cover large and medium-sized contact centers, financial institutions, communication operators, government services, industrial manufacturing, healthcare, and other customer groups.

●	We build strong and long-standing customer relationships with large enterprises in China. Our client list includes nearly all the industry giants in the banking and telecom industries in China.

Our Visionary and Seasoned Management

●	Our CEO Mr. Hui Yuan is a recognized AI industry Key Opinion Leader and domain expert.

●	Our team has deep technical expertise and proven track record of constant innovation.

●	We have proven ability to attract and retain highly qualified talent.

Challenges and Opportunities

Unique challenges and opportunities are presented for us to achieve continued growth in sales in each of the customer industries in which we operate.

Challenges, generally we found:

●	In the contact center industry, high labor costs and the requirement for continuous improvement create constant margin challenges. The low gross profit can also cause a decline in service quality, which limits the innovation ability of the industry.

●	In the financial industry, banks lack AI technology capabilities and independent wholly owned technology subsidiaries.

●	In the architecture industry, the degree of digitization is low, the architectural knowledge system is unstructured and the digital drawing review is a mere formality. A lot of manpower, material and financial resources are wasted.

●	In Metaverse, there are great differences in technical paths and the product form and the industry is far from mature. Many concepts have not reached an industry consensus.

●	In the manufacturing industry, many companies lack information technology talent and coordination and integration ability across departments, fields and enterprises.

●	In the healthcare industry, the level of information technology talent in urban and rural areas is unevenly distributed. Between urban and rural areas, the number of health technicians in cities is almost twice that in rural areas.

●	In city public services, the traditional urban public service supply model cannot meet new requirements of modern residents for the convenience, speed, efficiency and real-time urban government public services.

●	Technical Challenges, Talents and Investment: The development of large models necessitates a high level of specialized knowledge and technology, necessitating significant resource investments by companies to attract and cultivate top-tier talent. The research and development of large models involve substantial capital expenditures for the purchase and maintenance of high-performance computing equipment, storage systems, and other related infrastructure. As the scale of the models increases, the costs of training and deployment also continue to rise.

●	Compliance Issues: With the widespread application of large models, governments worldwide are increasingly strengthening their regulation of AI technology. Companies need to comply with evolving laws and regulations to avoid potential compliance risks. Large models may raise ethical issues such as privacy breaches, data security, and intellectual property rights. Companies must establish rigorous data management and protection mechanisms to maintain user trust and corporate reputation.

●	Security Concerns: Large models may be vulnerable to various security threats, including but not limited to adversarial sample attacks, backdoor attacks, and membership inference attacks. This requires companies to invest additional resources in enhancing the security of their models. As large models are applied in critical areas such as autonomous driving and financial transactions, the requirements for security will further increase.

●	Market Acceptance and User Education: The market acceptance of large model technology is not yet fully determined. Companies need to invest resources in market education to raise user awareness and acceptance of the value of large models. Users may have overly high expectations for large models, but they may encounter performance limitations and errors in practical applications. Companies need to set reasonable user expectations and provide transparent communication.

●	As an AI solution company, we also face many other challenges. For example: (i) the AI industry is highly competitive, OpenAI, Microsoft, Meta, Baidu, Alibaba and Tencent are all in this field, (ii) urban public services cover a wide range of areas which makes it difficult to fully and deeply understand customers’ businesses and their needs and (iii) the company’s investment may be insufficient.

Opportunities

●	These challenges have created tremendous and growing market opportunities for artificial intelligence solution services in China. We believe we are well-positioned to capture the growing market opportunities due to the infrastructure we have created. Our platform products and services are marketed and sold primarily to customers in the following industries: (1) Contact Center, (2) Finance, (3) Urban Public Service, (4) Construction, (5) Metaverse, (6) Manufacturing and (7) Smart Healthcare. With the development of Hua Zang Ecosystem, Hua Zang LLM is expected to further expand the industry application in the future.

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

Our Growth Strategy

We intend to achieve our mission and further grow our business by pursuing the following strategies:

●	Continue to improve cognitive technology capability. We have set up a technology research institute to conduct in-depth communication on technological innovation with experts and scholars from top universities, such as Duke University, Hong Kong University of science and technology and Columbia University. We have also carried out in-depth cooperation with well-known domestic universities to jointly develop the latest and cutting-edge technologies.

●	Further develop and create long-term sustainable commercialization opportunities through technology innovation, application combination innovation, and AI product diversification. For example, our commercialization in the field of intelligent drawing review has met the needs of the construction industry for drawing review through our artificial intelligence technology.

●	Further strengthen the leading position in the metaverse related products. We began to design and produce a virtual human in 2016. Our first mover advantage in the metaverse will help us continue to succeed in this field.

●	Expand our customer base and make full use of existing customers through market segmentation and personalization. We will gradually expand our target customers from the previous major customers to small and medium-sized customers, to provide services for a wider range of customer groups.

●	Increase hardware products. As a company mainly engaged in software sales and services, we will increase integrated software and hardware products in the future.

●	Further expand our global footprint strategically. The goal of the company is to become a global artificial intelligence enterprise. We are committed to internationalizing our products and services and providing high-quality products and services to customers around the world.

●	Further expand our product line of business to customers. With the development of LLM, the application prospects for consumer products are undergoing significant changes: natural user interactions, better comprehension and reasoning capabilities and wider range of application scenarios. Since the launch of the Hua Zang LLM, the company has been developing and expanding its 2C business, aiming to bring the benefits of AI to a wider range of consumers.

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

For the year ended December 31, 2021, our total sales to our top 2 customers accounted for 41.2% and 10.3% of our revenues, respectively. For the year ended December 31, 2022, our total sales to our top 3 customers accounted for 20.4%, 11.1% and 10.3% of our revenues, respectively. For the year ended December 31, 2023, our total sales to our top 3 customers accounted for 29.3%, 12.4% and 10.6% of our revenues, respectively.

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

In connection with the License Agreement, the VIE and China Construction entered into an Intelligent Drawing Platform Operation and Technical Support Agreement (the “Support Agreement”) pursuant to which the VIE has agreed to provide technical support and co-operation of the Drawing Platform for a term of three years. During the term of the Support Agreement, China Construction, with the consent of the VIE, may license the use of the Drawing Platform to third parties. In such event, the VIE shall be entitled to receive 30% of the license fee paid to China Construction by any third party. The technical support service was completed in 2022. The revenue recognized of technical services for the Drawing Platform was US$1.51 million, US$3.24 million and nil in 2021, 2022 and 2023, respectively.

Our Suppliers

We maintain good relationships with suppliers that have a good record of performance. Beijing Blanstar Technology Co., Ltd., a company established and existing under the laws of the PRC (“Blanstar”), was the VIE’s major service provider for the year ended December 31, 2021, 2022 and 2023 accounting for 73.8%, 34.6% and 37.6% of the Company’s total purchases, respectively. Pursuant to the terms of the Cloud Computing Technical Services Cooperation Agreement effective as of January 1, 2021 (the “Services Agreement”) between the VIE and Blanstar, Blanstar agreed to provide the VIE with cloud computing technical services consisting of various products and services including computing, storage, network, security, management and cloud database to meet the different needs of the VIE’s various websites, applications and other products and services. Blanstar agreed to provide the VIE with response, technical support and maintenance services 24 hours a day 7 days a week. The Service Agreement renewed on December 31, 2022 and expires December 31, 2023, subject to the right of the parties to negotiate a renewal one month prior to the expiration date. Pursuant to the Services Agreement the VIE paid $3.8 million, $13.3 million and $23.8 million to Blanstar for the year ended December 31, 2021, 2022 and 2023, respectively. The significant increase in the services provided by Blanstar was due to our significant investment in R&D activities and the significant increase in cloud hosting service fees in 2023.

For the year ended December 31, 2021, we have one significant supplier which is Blanstar, representing 73.8% of our total purchase. For the year ended December 31, 2022, we have three significant suppliers including Blanstar, representing 34.6%, 21.9% and 10.3% of our total purchase, respectively. For the year ended December 31, 2023, we have three significant suppliers including Blanstar, representing 37.6%, 20.7% and 14.9% of our total purchase, respectively.

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

As of March 31, 2024, we have applied for 578 patents, 334 of which have been granted and have obtained 256 registered trademarks and 138 computer software copyrights. We have led and participated in the formulation of 1 international standard, 5 national standards and 2 association standards, led the world’s first international standard for AI emotional computing, and published more than 20 class A papers (Class A papers refer to papers in authoritative core journals, indexed by the internationally accepted SCIE, EI, ISTP, SSCI and A&HCI retrieval system) every year. In June 2020, the company passed the national intellectual property management system certification and obtained the certificate. This certificate represents that the company’s intellectual property management system conforms to the GB/T 29490-2013 standard. We applied in 2004, and in 2009 were authorized a patented technology numbered ZL200410053749.9 (a chatbot system), which represented the world’s leading level of intelligent voice at that time.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our advertising customers and mobile device manufacturers, and, for internal controls, we adopt and maintain relevant policies governing the operation and maintenance of our IT systems and the management of user-generated data.

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

As of March 31, 2024, we have 158 R&D personnel, accounting for about 56.2% of our personnel, including 104 with bachelor’s degrees, 17 with master’s degrees and 7 with doctorates. A large number of our senior engineers have more than 10 years’ experience in the computer, Internet and AI industries, and we also use part-time experts from several universities and research institutes. We have established joint laboratories with the Institute of Software of the Chinese Academy of Sciences, East China Normal University, Hong Kong University of Science and Technology, and have established in-depth cooperative relations with Tsinghua University, Fudan University, Shanghai Jiaotong University, Beijing University of Posts and Telecommunications and Peking University.

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

D. Property, Plants and Equipment.

Our current principal executive offices are located in 5th Floor, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai, China. We lease offices in other cities where we operate with an aggregate area of approximately 4,139.96 square meters as of March 31, 2024. These following facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities:

Location	Area (Square Meter)	Term	Use
Room 602, Room 502, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai	3814.46	November 18, 2023 to November 17, 2026	Office
Room 905, building 1, No. 46, dongzhimenwai street, Dongcheng District, Beijing	163.45	January 1, 2024 to December 31, 2025	Office
Unit 1845, No. 167, Linhe West Road, Tianhe District, Guangzhou	162.15	July 5, 2022 to July 31, 2025	Office

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

A. Operating Results.

Overview

We are a leading cognitive artificial intelligence (“AI”) company. Since our establishment in 2001, we have been dedicated to continuous innovation and breakthroughs in core technologies related to cognitive intelligence rooted in natural language processing. Xiao-I’s development goal is to achieve scalable implementation and commercialization of our innovative proprietary technologies. We adhere to the mission of “serve and benefit more people with our AI technology” and provide our clients with a whole range of AI solutions, covering industries of customer service center, finance, urban public service, architecture, healthcare, manufacturing, metaverse and more.

In 2023, the breakthroughs and applications of generative AI technology have continuously reshaped our understanding and expectations. The iterative advancements in large language model (“LLM”), the emergence of multimodal AI and AI Agents, and the integration of AI across various industries, have marked a period of rapid evolution and transformation within the AI sector. As AI technology continues to mature and advance, its integration into our daily lives becomes increasingly seamless. AI is poised to evolve from being a mere work assistant to a full-fledged life companion, from a content creator to a decision-support system. Gradually, AI will emerge as a pivotal force driving societal progress and fostering innovation, contributing significantly to the betterment of our world.

However, LLMs are getting bigger and more expensive. According to the “2023 AI Index Report” by Standford University Human-Center Artificial Intelligence, GPT-2, released in 2019, considered by many to be the first large language model, had 1.5 billion parameters and cost an estimated $50,000 USD to train.

PaLM, one of the flagship large language models launched in 2022, had 540 billion parameters and cost an estimated $8 million USD—PaLM was around 360 times larger than GPT-2 and cost 160 times more. Across the board, large language and multimodal models are becoming larger and pricier. New business model must be introduced to support the feasibility of commercialization.

Model as a Service (“MaaS”) embodies the core concept of providing AI models as a service to users, rather than directly selling the models themselves. This business model effectively reduces the barriers to using AI technology, enabling a broader range of businesses and developers to conveniently access and leverage AI models, thereby fostering widespread application and innovation in AI technology.

As a global leader in AI, we have been offering AI models as a service since 2018, including Natural Language Processing (“NLP”) models and image models, among others. In June 2023, the company launched its own LLM, the Hua Zang LLM, which garnered widespread attention from customers upon its release. In 2023, our MaaS business accounted for over 30% of the total revenue for the first time.

By way of delivery, MaaS and non-MaaS product can be delivered in different ways: software delivery, embedded in hardware products, technology development services, maintenance services and cloud platform subscription.

Business Highlights

As a global leader in Cognitive Intelligence, we have developed to be at the forefront of innovation since the establishment in 2001. With a strong focus on natural language processing and cognitive intelligence, we have consistently pushed the boundaries of technology to achieve scalable implementation and commercialization of our groundbreaking outcomes. Guided by the mission to serve and benefit more people with their AI technology, we remain committed to continuous innovation and breakthroughs in the field of artificial intelligence. In 2023, our total revenue reached US$59.17 million, reflecting a year-on-year increase of 22.8%.

We have explored the business models for AI model services and rapidly advanced the commercialization process of our models. In 2023, our MaaS business grew by 48.5%, reaching US$19.19 million, with the primary contributions attributed to our Hua Zang LLM. Concurrently, we have delved deeper into understanding customer needs and have facilitated the renewal of non-MaaS business contracts. Within the year, non-MaaS business revenue grew by 13.4%, achieving US$39.97 million. By way of delivery, we generate the majority of our revenue from fees charged to our customers based on (i) sale of cloud platform products, (ii) technology development service, (iii) sale of software products, (iv) M&S service, and (v) sale of hardware products. The sale of software products accounted 45.8%, 7.4% and 2.6% of total revenue for the years ended December 31, 2021, 2022 and 2023, respectively, while revenue from sale of cloud platform products accounted 17.1%, 53.4% and 79.5% of total revenue for the years ended December 31, 2021, 2022 and 2023, respectively.

In October 2023, we introduced the Hua Zang Universal Large Language Model Ecosystem (the “Hua Zang Ecosystem”), marking a significant milestone in our journey. This ecosystem has been meticulously crafted to streamline the development, application, and operational aspects of our cognitive intelligence solutions, fostering a remarkable synergy that enhances speed, cost-effectiveness, and overall efficiency. Our tailor-made solutions cater to specific business requirements, empowering organizations to create unique and branded conversational AI experiences. With a core focus on “Business Monetization,” the Hua Zang Ecosystem offers three service guarantees in the areas of incubation, marketing, and investment. As a result, we anticipate realizing its commercial potential and generating substantial returns for the company in the near future.

We remain committed to innovation-driven technological innovation and have consistently increased our investment in research and development. In 2023, our R&D expenditure reached US$52.39 million, marking a year-on-year increase of 118.3%. Moving forward, we expect to continue to focus on technology as the foundation of our operations to maintain the competitiveness of our products.

Finally, our internationalization strategy has been progressing steadily. On May 18, 2023, AI Plus established its wholly owned US subsidiary, Xiao-I Plus Inc. On March 1, 2024, AI Plus established its wholly owned United Arab Emirates subsidiary, Xiao-I Super Ltd.

2024 Outlook

MaaS Product and B2C Expansion

In 2024, we expect that the Hua Zang LLM is set to further strengthen its commercialization efforts. Leveraging our extensive commercialization experience and a successful track record of delivering more than 1,000 projects, we will delve deeper into understanding and meeting customer needs. This will be instrumental in expanding and upgrading the customer base for our Hua Zang LLM products, thereby, we anticipate that we will achieve a robust and steady growth in our B2B business.

The advent of LLM has significantly expanded the potential for AI in consumer applications. We believe the integration of AI models and consumer applications have become more seamless and impactful, driving innovation and meeting consumer demand more effectively. Hence, we further expanded our business into B2C (business to customer) market. The following is a summary of the status of pipeline of our B2C products in production and under development, as of the date of this Annual Report on Form 20-F:

Product	By Way of Delivery	Model in Service	Target Launching Time	Status
AI Try-on Product	Cloud Platform Product	Image Model	May 2024	In development
AI Agent Product	Cloud Platform Product	Hua Zang LLM	May 2024	In development
AI Baby Crib	Hardware Product	Hua Zang LLM	June 2024	In development
AI Product for Disabled	Hardware Product	Hua Zang LLM	May 2024	In development

Globalization Strategy

In 2024, building upon the establishment of our overseas subsidiaries, namely the North American and Middle Eastern subsidiaries, we plan to focus on expanding our presence in international markets. Specifically, targeting the B2B sector, we plan to promote and implement our mature AI applications in these overseas markets. As for B2C market, we anticipate that all the B2C MaaS products will be launched in oversea market simultaneously in 2024.

Cash Flow and R&D Investment Trends

Our R&D investments are typically difficult to project beyond the short-term given the number and breadth of our core projects at any given time, and may further be impacted by uncertainties in AI technology development. We are simultaneously investing in AI model development and productization, data center and server development. The pace of our R&D spend may vary depending on overall priority among projects, the pace at which we meet milestones, productization adjustments to and among our various products, increased investment efficiencies and the addition of new projects. Owing and subject to the foregoing as well as the pipeline of announced projects under development, all other continuing infrastructure growth, we currently expect our R&D investment to remain at the similar value as year of 2023, between $50 to $60 million in each of the following two fiscal years.

Our revenue growth is generally facilitating positive cash generation. We have and will continue to boost up the commercialization and productization of our AI models and technologies, expand our product roadmap and provide more AI applications to our customers, to further enhance the revenue growth rate. At the same time, we are likely to see heightened levels of R&D expenditures during certain periods depending on the specific pace of our R&D projects and other potential variables mentioned below in Major Factors Affecting Our Results of Operations.

Major Factors Affecting Our Results of Operations

Our business and operating results are affected by the general factors that affect the global robotics industry, particularly the software robotics industry. These factors include technological advancements such as AI and cloud computing, increases in per capita disposable income, as well as shortage of labor supply. Any changes in these general factors could potentially affect the demand for our products and services, consequently impacting our results of operations.

While we acknowledge that our business is subject to general influences, we believe that our results of operations are more directly affected by the following specific factors:

Continued Monetization of Robot Products and Services

Our long-term growth will depend on our continued ability to expand our customer base and increase revenue from MaaS and non-MaaS business. We have developed products and services in different industries.

MaaS

We currently provide CIAI model, image model and Hua Zang LLM. Our CIAI platform products and services are marketed and sold primarily to customers in the following industries: (1) Contact Center, (2) Finance, (3) Urban Public Service, (4) Construction, (5) Metaverse, (6) Manufacturing and (7) Smart Healthcare. In June 2023, we launched Hua Zang LLM which is a foundational model with versatile capabilities, meticulously developed by us through independent research. It integrates the latest Al algorithms, drawing upon massive data, cross-lingual and multitask training, and domain knowledge, with the traits of controllability, customizability and deployability.

Non-MaaS

We currently provide AI Chatbot, Live Chat, Smart Agent Assistant, Smart Coach, Intelligent Knowledge Management, Smart lVR, Smart Outbound Call, and RPA.

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

LLMs have demonstrated remarkable capabilities, however, standalone LLMs may face limitations in terms of domain specificity and actionability. The integration of LLM and traditional AI product would have better delivery result in practice. Thus, we intend to leverage our experience of traditional AI products, integrate non-MaaS product with LLM, and deliver AI product with better experiences in the near future.

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

Competition

Industry competition is intense, but there is significant market potential in the rapidly growing AI industry. We compete with various integrated AI services providers in MaaS industry. Our products’ main competitors include OpenAI, Cohere, Anthropic, Baidu, Google, and Microsoft. To further enhance our market position, we will leverage on our good customer relationships developed in the past 1000 delivery cases, practically commercialized our technologies into product. Other than B2B market, we will also explore the potential from B2C market. In addition, we will be actively seek for oversea market development to further expand our market size.

Technology

We have a strong human-computer cognitive interaction ability, which is known as “representative of conversational AI enterprises” by Gartner. Our technical strength and academic status have also been recognized on the international platform. We are a technology-driven company and our research and development staffs are an important asset for us. To further strengthen our technological ability, we have set training courses and talent development plans to nurture the staffs. With aligned interests, we promote our research and development ability to respond to the rapidly changing market.

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

For the fiscal year of 2023, the Company applied for 19 new patents, and registered 38 new patents and 16 AI copyrights. Among those, 19 new patents applications and 2 AI copyrights are related to Hua Zang LLM.

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

Impact of Foreign Exchange Fluctuation

As we derive our revenue in RMB, foreign exchange rate fluctuations may adversely affect our business and performance. The exchange rates between US$ and RMB are subject to continuous movements affected by international political and economic conditions and changes in the PRC government’s economic and monetary policies. Any appreciation of RMB, against US$ will decrease our profit margin. On the other hand, any depreciation of RMB against US$ will adversely affect our ability to pay for foreign currency obligations.

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

	For the Years Ended December 31,
	2021		2022		2023
	USD	%	USD	%	USD	%

Net revenue	32,524,013	100.0%	48,184,958	100.0%	59,165,259	100.0%
Cost of revenues	(10,885,731)	(33.5)%	(17,379,144)	(36.1)%	(19,741,689)	(33.4)%
Gross profit	21,638,282	66.5%	30,805,814	63.9%	39,423,570	66.6%
Selling expenses	(4,620,113)	(14.2)%	(3,911,818)	(8.1)%	(4,550,997)	(7.7)%
General and administrative expenses	(6,657,251)	(20.5)%	(6,028,637)	(12.5)%	(4,407,215)	(7.4)%
Research and development expenses	(5,363,909)	(16.5)%	(24,001,138)	(49.8)%	(52,387,540)	(88.5)%
Other loss, net	(1,079,652)	(3.3)%	(2,208,880)	(4.6)%	(1,295,894)	(2.2)%
Profit/(Loss) before tax	3,917,357	12.0%	(5,344,659)	(11.1)%	(23,218,076)	(39.2)%
Income tax expenses	(552,355)	(1.7)%	(660,655)	(1.4)%	(3,787,692)	(6.4)%
Net income/(loss)	3,365,002	10.3%	(6,005,314)	(12.5)%	(27,005,768)	(45.6)%

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net revenues

In terms of product lines, we generate revenue primarily from the (i) MaaS and (ii) non-MaaS.

The following table sets forth the product lines of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	USD	%	USD	%	USD	%
MaaS	5,532,917	17.0%	12,924,039	26.8%	19,193,177	32.4%
Non-MaaS	26,991,096	83.0%	35,260,919	73.2%	39,972,082	67.6%
Total	32,524,013	100.0%	48,184,958	100.0%	59,165,259	100.0%

By way of delivery, we generate revenue primarily from the (i) sale of cloud platform products, (ii) technology development service, (iii) sale of software products, (iv) M&S service, and (v) sale of hardware products. For the years ended December 31, 2021, 2022 and 2023, our total revenue was US$32.52 million, US$48.18 million and US$59.17 million, respectively.

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	USD	%	USD	%	USD	%
Sale of cloud platform products	5,550,959	17.1%	25,742,135	53.4%	47,007,556	79.5%
Technology development service	9,246,992	28.4%	16,419,889	34.1%	7,839,700	13.3%
Sale of software products	14,878,256	45.8%	3,547,113	7.4%	1,566,455	2.6%
M&S service	2,772,795	8.5%	2,429,526	5.0%	2,676,185	4.5%
Sale of hardware products	75,011	0.2%	46,295	0.1%	75,363	0.1%
Total	32,524,013	100.0%	48,184,958	100.0%	59,165,259	100.0%

Cost of revenues

Our cost of revenues primarily consists of the following components: (i) staff costs (salaries and employee benefits), (ii) cost of materials, which primarily includes software and hardware purchased, (iii) cloud hosting service fees, and (iv) overhead costs relating to consumables and office expenses used for production.

The following table sets forth the components of our cost of revenues by amounts and percentages of net revenues for the periods presented:

	For the Years Ended December 31,
	2021		2022		2023
	USD	%	USD	%	USD	%

Cost of materials	1,353,687	4.2%	8,249,674	17.1%	4,656,013	7.9%
Staff costs	5,636,003	17.3%	7,499,583	15.6%	8,772,340	14.8%
Cloud hosting services fees	3,671,322	11.3%	1,313,492	2.7%	6,232,533	10.5%
Others	224,719	0.7%	316,395	0.7%	80,803	0.1%
Total	10,885,731	33.5%	17,379,144	36.1%	19,741,689	33.3%

The following table sets forth the cost of revenue of different product lines of our revenue by amounts and percentages of net revenue for the periods indicated:

	For the Years Ended December 31,
	2021		2022		2023
	USD	%	USD	%	USD	%
Cost of MaaS	1,474,239	4.5%	1,590,936	3.3%	6,537,836	11.1%
Cost of Non-MaaS	9,411,492	28.9%	15,788,208	32.8%	13,203,853	22.3%
Total	10,885,731	33.5%	17,379,144	36.1%	19,741,689	33.4%

The following table sets forth the cost of revenue of different revenue types by amounts and percentages of net revenue for the periods indicated:

	For the Years Ended December 31,
	2021		2022		2023
	USD	%	USD	%	USD	%

Cost of sale of cloud platform products	3,831,160	11.8%	3,015,766	6.3%	11,825,171	20.0%
Cost of technology development service	4,390,825	13.5%	12,194,044	25.3%	6,059,330	10.3%
Cost of sale of software products	771,293	2.4%	888,220	1.8%	834,570	1.4%
Cost of M&S service	1,862,483	5.7%	1,255,973	2.6%	971,417	1.6%
Cost of Sale of hardware products	29,970	0.1%	25,141	0.1%	51,201	0.1%
Total	10,885,731	33.5%	17,379,144	36.1%	19,741,689	33.4%

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

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) rental expenses relating to our leased properties used for administrative purposes and utilities which is primarily represented by water, electricity charges for administrative purposes; (iii) professional fees, which primarily represented fees we paid for legal services, audit services and consultation in the ordinary course of our business; (v) credit losses expenses, which primarily represented the credit losses of accounts receivable and prepaid expenses and other current assets, and (vi) others, which primarily include depreciation and amortization expenses, office expenses for office supplies and consumables, and other miscellaneous expenses for administrative purposes.

Research and development expenses

Research and development expenses primarily include: (i) salaries and benefits for research and development personnel; (ii) service fees to purchase of computing power for R&D projects; (iii) professional services fees, which primarily represent fees paid for professional services in research and development activities; (iv) patent registration related expenses and patent litigation expenses; (v) amortization, which represents amortization expenses for our intangible assets; and (vi) others, which primarily include rental expenses, consumables, traveling expenses, utilities and miscellaneous expenses.

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

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Our subsidiary, Shanghai Xiao-i, were approved as a HNTE and is eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 and renewed in 2023 to the extent it has taxable income under the EIT Law.

Our subsidiary, Guizhou Xiao-i was qualified as an eligible software enterprise before the income tax year-end final settlement in 2017. As a result of this qualification, it is entitled to a tax holiday of a full exemption for the years ended December 31, 2017 and 2018, in which its taxable income is greater than zero, followed by a three-year 50% exemption. In 2022, the tax holiday has expired and Guizhou Xiao-i renewed qualification of HNTE, which allows Guizhou Xiao-i to enjoy a preferential tax rate of 15% from 2022 to 2025.

Comparison of Years Ended December 31, 2022 and 2023

Net revenues

Sale of cloud platform product

The revenue from sales of cloud platform products increased by 82.6% from US$25.74 million for the year ended December 31, 2022 to US$47.01 million for the year ended December 31, 2023 primarily due to the vigorous and continuous development of cloud platform products, the promotion of our AI super automation platform since 2022, as well as Hua Zang, our LLM, which included:

(i)	We entered into sales contracts at significant amounts with three customers in 2022 due to the promotion of our AI super automation platform, and the service period was continued and renewed in 2023, resulting in the revenue of sale of cloud platform products of US$26.16 million, compared with revenue of US$10.73 in 2022. The intelligent Robotic Process Automation (“RPA”) platform primarily includes intelligent process editor which supports customers in creating automation processes according to different business scenario, and intelligent unmanned robots which supports the configuration and execution of various task automatically.

(ii)	We entered into contracts with two customers to provide MaaS based on Hua Zang. The service period is from 2023 to 2024, and the total revenue recognized in 2023 was of US$8.10 million.

Technology development service

Our technology development service provided to customers comprises: (1) development of new customized software and applications based on customers’ specifications and needs, and (2) functional customization development based on original software products sold. The revenue from technology development service decreased by 52.3% from US$16.42 million for the year ended December 31, 2022 to US$7.84 million for the year ended December 31, 2023. The decrease of revenue from technology development services was primarily due to the completion of significant technology development service agreements in 2022, including Operation and Technical Service Agreement of Intelligent Plan Review Platform Agreement, Intelligent Platform Technical Service Agreement and Intelligent Virtual Simulation Platform Technical Service Agreement, and the revenue recognized in 2022 was of US$8.88 million.

Sale of software products

Our software products sold to customers comprising customized software products for specific needs. The revenue from sales of software products decreased by 55.8% from US$3.55 million for the year ended December 31, 2022 to US$1.57 million for the year ended December 31, 2023. The significant decrease in 2023 as we gradually decreased the business focus on the sales of software products and in turn increased our revenue from sale of cloud platform products.

M&S service

We provide M&S services for software products contracts which consist of future software updates, upgrades, and enhancements as well as technical product support services, and the provision of updates and upgrades on a when-and-if-available basis. The revenue from sales of M&S service increased by 10.2% from US$2.43 million for the year ended December 31, 2022 to US$2.68 million for the year ended December 31, 2023. We recognized revenue of US$0.57 million for M&S services provided for the customized technology development under the Intelligent Platform Technical Service Agreement and Intelligent Virtual Simulation Platform Technical Service Agreement in 2023, which resulted in a slight increase in revenue of M&S service.

Sale of hardware products

Our hardware products sold to customers comprising the hardware designed for specific needs. The revenue from sales of hardware products increased by 62.8% from US$0.05 million for the year ended December 31, 2022 to US$0.08 million for the year ended December 31, 2023.

Cost of revenues

Our cost of revenues increased by 13.6% from US$17.38 million for the year ended December 31, 2022 to US$19.74 million for the year ended December 31, 2023, which was primarily attributed to the increase of cloud hosting services fees and staff costs, partially offset by the decreased cost of materials:

●	The cost of materials decreased by 43.6% from US$8.25 million for the year ended December 31, 2022 to the US$4.66 million for the year ended December 31,2023. The decrease of cost of materials in 2023 was primarily due to our improved utilization of materials and the completion of technology development under Intelligent Platform Technical Service Agreement and Intelligent Virtual Simulation Platform Technical Service Agreement in 2022.

●	Staff costs increased by 17.0% from US$7.50 million for the year ended December 31, 2022 to US$8.77 million for the year ended December 31, 2023, primarily due to the fact that more staffs were involved in the maintenance and supporting of the operation of our cloud platform provided to customers.

●	Cloud hosting services fees increased by 374.5% from US$1.31 million for the year ended December 31, 2022 to the US$6.23 million for the year ended December 31,2023, primarily due to the significant increase of sales of cloud platform products.

Gross Profit and Gross Profit Margin

We have different types of products and services that have different profit margins. For the years ended December 31, 2022 and 2023, our gross profit was US$30.81 million and US$39.42 million, respectively. Our gross profit margin was 66.6% for the year ended December 31, 2023, compared to 63.9% for the year ended December 31, 2022, primarily attributed to the significant increase in the proportion of revenues from sales of cloud platform products with a higher profit margin of 74.8% for the year ended December 31, 2023.

Selling expenses

Our selling expenses increased by 16.3% from US$3.91 million for the year ended December 31, 2022 to US$4.55 million for the year ended December 31, 2023. This increase was primarily driven by the increase of marketing and advertising expense due to the Company’s increased promotional efforts for market expansion since initial public offering, and partially offset by the decrease of sales staffs in order to improve operating efficiency of business.

General and administrative expenses

Our general and administrative expenses decreased by 26.9% from US$6.03 million for the year ended December 31, 2022 to US$4.41 million for the year ended December 31, 2023, which was primarily attributable to the reversal of allowance for credit losses due to newly adoption of ACS326, and partially offset by the increase of professional services fees and staff costs due to the expansion of the Company’s business since initial public offering.

Research and development expenses

Our research and development expenses increased by US$28.39 million from US$24.00 million for the year ended December 31, 2022 to US$52.39 million for the year ended December 31, 2023, primarily driven by the significant increase of professional service fee, including the purchase of supercomputing service fees, data services, intelligent computing technology services and software outsourcing, etc. mainly from four third parties for the requirement of big data model development project and other cloud platform products. In November 2022, OpenAI launched the ChatGPT, which emergence is attributed to the technological advancements it has demonstrated. These advancements have not only propelled the expansion of AI technology into a broader range of applications but have also given rise to the potential for new business models. Consequently, the potential economic and societal impact of ChatGPT is profound, as it may alter the existing labor structure, create new employment opportunities, and pose new challenges and considerations in areas such as education, technological development, and ethical issues. With these factors working in tandem, the AI industry has been propelled into a new phase of development. From the year of 2023, the Company increased investment on AI+ Industrial Internet research and development, including the research and procurement of intelligent collaborative platform, digital twin platform, data intelligence platform, industrial enterprise services and research and judgment platform and other platform products.

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

The other loss was US$1.30 million for the year ended December 31, 2023, compared with US$2.21 million for the year ended December 31, 2022. The fluctuation was mainly due to (i) the investment income of US$0.08 million for the year ended December 31, 2023, compared with the amount of investment loss of US$0.14 million for the year ended December 31, 2022, which was due to recovery from investee fully impaired in the prior years of US$0.16 million; (ii) an increase of the government grants, and we recognized government subsidies for scientific research in the amount of US$0.22 million and US$0.97 million for the year ended December 31, 2022 and 2023, respectively.

Income tax benefits/(expenses)

Income tax expenses were US$3.79 million in 2023, compared with income tax expenses of US$0.66 million in 2022. The fluctuation was primarily due to the full allowance of deferred tax assets we recognized in 2023. We will invest significantly in the research and development to improve our products and service, and as we are entitled to an additional deduction of 100% of research and development expenses from January 1, 2023, we expect it more likely than not that all of the deferred tax assets will not be realized as the VIE is not expect to generate enough taxable income to utilize all of the deferred tax assets in the future.

Net income

As a result of the foregoing, we had a net loss of US$27.01 million in 2023, compared with a net loss of US$6.01 million in 2022.

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

Income tax benefits/(expenses)

Income tax expenses were US$0.66 million in 2022, compared with income tax expenses of US$0.55 million in 2021. The fluctuation was primarily due to the increase valuation allowance of deferred tax assets we recognized in 2022, We will invest significantly in the research and development to improve our products and service, and as we are entitled to an additional deduction of 100% of research and development expenses from January 1, 2023, we expect it more likely than not that all of the deferred tax assets will not be realized as the VIE is not expected to generate enough taxable income to utilize all of the deferred tax assets in the future, and thus, we recognized an additional $1.72 million of valuation allowance of the deferred tax assets of the VIE.

Net income

As a result of the foregoing, we had net loss of US$6.01 million in 2022, compared with a net income of US$3.37 million in 2021.

B. Liquidity and Capital Resources.

As of December 31, 2022 and 2023, we had US$1.03 million and US$1.56 million in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand.

In March 2023, we completed our initial public offering (“IPO”) and was listed on the Nasdaq Global Market under the symbol “AIXI”. 5,700,000 American depositary shares (each, an “ADS”, collectively, “ADSs”), each represents one-third of an ordinary shares, were issued at a price of $6.8 per share for net proceeds of approximately $33.11 million, after deducting underwriting discounts, commissions and other offering expenses of $5.65 million. We used the net proceeds from the offering for research and development, investment in technology infrastructure, marketing and branding, and other capital expenditure, and other general corporate purpose. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. For more detailed information, please see “Risk Factors — Risks Relating to Our Corporate Structure — some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance.” As of December 31, 2023, we applied all the net proceeds of the IPO.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

For the years ended December 31, 2021, 2022 and 2023, we incurred negative operating flows of $11.9 million and $10.9 million and $15.8 million, respectively. As of December 31, 2023, we had an accumulated deficit of $110.8 million. We concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that these audited consolidated financial statements are issued.

To meet the cash requirements for the next 12 months from the issuance date of this report, we are undertaking a combination of below remediation plans:

(a)	We are in the progress of negotiation of liabilities extension including borrowings, and loans from third parties.

(b)	We are working to secure new bank financing and will use commercially reasonable best efforts to raise additional funds to support daily operations.

(c)	We are focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create a synergy of resources.

The management plan cannot alleviate the substantial doubt of our ability to continue as a going concern. There can be no assurance that we will be successful in achieving strategic plans, that our future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not successful execute strategic plans, we will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve intended business objectives.

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

As of December 31, 2022 and 2023, US$908,614 and US$688,277 of cash and cash equivalents were denominated in RMB, US$11,224 and US$675,913 of cash and cash equivalents were denominated in US dollars, US$106,407 and US$200,352 of cash and cash equivalents were denominated in Hong Kong dollars, respectively.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2021	2022	2023
Net cash used in operating activities	$(11,887,122)	$(10,923,346)	$(15,789,498)
Net cash provided by/(used in) investing activities	77,259	(2,856,416)	(20,059,814)
Net cash provided by financing activities	12,192,952	13,506,600	36,473,075
Effects of exchange rate changes on cash and cash equivalents and restricted cash	101,728	(12,439)	(85,466)
Net increase/(decrease) in cash, cash equivalents and restricted cash	484,817	(285,601)	538,297
Cash, cash equivalents and restricted cash at the beginning of the year	827,029	1,311,846	1,026,245
Cash, cash equivalents and restricted cash at the end of the year	$1,311,846	$1,026,245	$1,564,542

Operating Activities

Our net cash used in operating activities was US$15.79 million in 2023, compared to net loss of US$27.01 million. The principal changes accounting for the difference between our net income and our net cash used in operating activities in 2023 were an adjustment of US$0.67 million non-cash items including reversal of allowance of accounts receivable and other receivables of US$6.20 million offset by the change of deferred tax assets of US$3.79 million, an increase in prepaid expenses and other current assets of US$2.50 million, offset by a decrease in accounts receivable of US$11.11 million due to the well collection, and an increase in accounts payable of US$4.77 million. The increase in prepaid expenses and other current assets was primarily due to prepaid expenses for marketing promotion service and the increased receivables from third parties. The increase in accounts payable was mainly due to the increased significant investment in R&D activities engaged third-party professionals in 2023.

Our net cash used in operating activities was US$10.92 million in 2022, compared to net loss of US$6.01 million. The principal changes accounting for the difference between our net income and our net cash used in operating activities in 2022 were an adjustment of US$3.71 million non-cash items, an increase in accounts receivable of US$15.01 million, and an increase in inventories of US$2.13 million, offset by the increase in accounts payable of US$4.12 million, and an increase in accrued expenses and other current liabilities of US$5.16 million. The increase in accounts receivable was mainly due to the growth of net revenues. The increase in accrued expenses and other current liabilities was primarily due to the increase of payroll payable and interest payable.

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

Investing Activities

Our net cash used in investing activities amounted to US$20.06 million in 2023, primarily due to loan to a related party of US$13.90 million, loan to third parties of US$7.94 million, purchase of equipment and property of US$2.16 million, and partially offset by collection of loans to third parties of US$4.45 million.

Our net cash used in investing activities amounted to US$2.86 million in 2022, primarily due to purchase of equity method investment of US$2.75 million.

Our net cash provided by investing activities amounted to US$0.08 million in 2021, mainly due to proceeds of US$0.10 from disposal of property and equipment, partially offset by purchase of property and equipment of US$0.02 million.

Financing Activities

Our net cash provided by financing activities amounted to US$36.47 million in 2023, mainly due to proceeds of US$34.40 million from issuance of ordinary shares upon IPO, proceeds of US$26.83 million from short-term borrowings from banks, proceeds of US$4.59 million from third-parties borrowings, and partially offset by repayments of short-term borrowings from banks of US$18.30 million, repayments of borrowings from third parties of US$6.41 million, repayments of convertible loans of US$3.66 million and repayments of borrowings from related parties of US$1.36 million.

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

Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Period
	Within one year	1 – 3 years	Total
Operating lease payment	$1,032,282	$1,541,173	$2,573,455
Short-term bank borrowings	$26,760,940	$-	$26,760,940
Loans and other payables from related parties and third parties	$6,076,864	$11,030,187	$17,107,051

Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales and after-sales network. Borrowings are short-term bank borrowings due in one year, and loans from related parties and third parties are for the purpose of ordinary business operation.

Other than those shown above, we did not have any other significant capital commitments and long-term obligations as of December 31, 2023.

From February to October 2022, we pledged 11 patents to obtain US$ 28.6 million credit limits from banks, with one to five years term. In October and November 2022, we pledged five patents to a third party to obtain principal accounted for US$2,899,728 (RMB20 million) loans, and the interests were calculated under effective interest method. From February to November 2023, we pledged 37 patents to obtain US$20.4 million credit limits from banks. No other new credit contract signed with third parties during the year of 2023.These patents were not recorded in our consolidated balance sheets as they do not meet all the capitalization criteria.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information.

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021, 2022 and 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

(a) Allowance for doubtful accounts

Accounts receivable, net are stated at the original amount less an allowance for doubtful accounts. Accounts receivable are recognized in the period when we have provided services to its customers and when its right to consideration is unconditional. Before January 1, 2023, we review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectability of individual balances. We consider many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, historical loss levels adjusted for current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. We adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $5,888,082 recognized as of January 1, 2023.

An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. We made a provision of credit losses amounted to US$270,649 and US$2,149,176 for the years ended December 31, 2021 and 2022, respectively, and reversed credit losses of $5,108,723 for the year ended December 31, 2023.

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

As of December 31, 2022 and 2023, we had net operating loss carryforwards of approximately $28,198,108 and $103,051,391, respectively. As of December 31, 2022 and 2023, deferred tax assets from the net operating loss carryforwards amounted to $4,475,379 and $15,339,438, respectively. Due to our history of recurrent losses, we do not expect to generate enough profit to utilize the deferred tax assets in the future. We have recognized an addition to the valuation allowance of $810,159, $1,723,347 and $15,013,296 for the years ended December 31, 2021, 2022 and 2023, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets (“DTAs”) could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,123). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(c) transaction price allocation between software income and maintenance service income

We provide M&S service along with the sale of software products and technology development service for some contracts. As M&S service constitute a single performance obligation, we use 10% of total transaction price to allocate to the M&S service for contracts with no specified price term for M&S service renewal, due to the fact that contracts with specified renewal price were generally set to be approximately 10% of the total contract amount. We recognized $2,772,795, $2,429,526 and $1,110,383 revenue of the 10% allocation to M&S service for the years ended December 31, 2021, 2022 and 2023, respectively.

Recent Accounting Pronouncements

A description of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hui Yuan(2)(3)(4)	50	Chief Executive Officer, Director, Chairman of the Board of Directors
Wei Weng	38	Chief Financial Officer
Xiaomei Wu(5)	54	Director
Jun Xu (1)(2)(3)(5)	49	Independent Director
Zhong Lin (1)(2)(3)(5)	54	Independent Director
H. David Sherman (1)(3)(5)	75	Independent Director

(1)	Audit committee member
(2)	Compensation committee member
(3)	Nominating and Corporate Governance committee member
(4)	Executive Director
(5)	Non-Executive Director

The current business address for our executive officers and board of directors is c/o Xiao-I Corporation, 5th Floor, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai, China, 201103.

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

B. Compensation.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of US$95,014 in cash to our executive officers, and we paid US$40,190 to our non-executive director. For the fiscal year ended December 31, 2023, we paid an aggregate of US$732,062 in cash to our executive officers, and we paid US$126,395 to our non-executive director. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. WFOE and the PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Grant of Equity Awards to Officers

On January 3, 2024 (the “Grant Date”), we granted Hui Yuan, our Chief Executive Officer (“CEO”), the right and option (the “Option”) to purchase 1,446,936.00 American Depository Shares (the “Shares”) of the Company, at a price per share of US$2.07 (the “Exercise Price”) with one-third vesting annually over three years, beginning on the first anniversary of the Grant Date, pursuant to the Company’s 2023 Share Incentive Plan. In addition, we granted the CEO and Wei Weng, our Chief financial Officer (“CFO”) each, an award of 50,000 and 30,000 Restricted Share Units (the “RSUs”), respectively (the “Award”). Each Restricted Share Unit represents the right to receive one American Depository Share of the Company. The RSUs fully vested upon grant. The Award payout shall be made to the CEO and CFO in a lump sum as soon as practicable, but in all cases within two and one-half (2-1/2) months following the vesting date, which is the Grant Date.

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

D. Employees.

As of March 31, 2024, we had 281 full-time employees. The following table sets forth the number of our full-time employees by function as of March 31, 2024:

Function/Department
Management	57
Sales and Marketing	46
Research and Development	158
Production	20
Total	281

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

Substantially all of our employees as of March 31, 2024 are stationed in China. We enter into standard employment, confidentiality and non-compete agreements with our employees. As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury and unemployment benefit plans.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets forth information with respect to the beneficial ownership, of our ordinary shares as of the date of April 1, 2024 by:

●	each member of our board of directors and each of our executive officers

●	our directors and executive officers as a group; and

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares.

The number of ordinary shares beneficially owned by each entity, person, board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2024 through the exercise of any option or other right.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is computed on the basis of 24,015,592 ordinary shares outstanding as of December 31, 2023 on an as-converted basis. Ordinary shares that a person has the right to acquire within 60 days of April 1, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group.

Except as otherwise indicated below, the address for each beneficial owner listed is c/o Xiao-I Corporation, 5th Floor, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai, People’s Republic of China.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Hui Yuan(1)	3,272,633	13.62%
Wei Weng(2)	10,000	*
All directors and executive officers as a group (2 individuals):	3,282,633	13.65%
Other ≥ 5% Beneficial Owners
ZunTian Holding Limited(3)	1,969,546	8.20%
PP Smart Holding Limited(4)	1,668,542	6.95%
River Hill China Fund L.P(5)	1,458,532	6.07%
Grand Glory (Hong Kong) Corporation Limited(6)	1,444,752	6.02%
iTeam Holding Limited(7)	1,286,420	5.36%
Shanghai Maocheng Enterprise Management Center (Limited Partnership)(8)	1,203,972	5.01%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Includes shares held by ZunTian Holding Limited and iTeam Holding Limited and shares Mr. Yuan shall receive because of the equity awards granted to him on January 3, 2024 (see B. Compensation under Item 6. Directors, Senior Management and Employees).

(2)	Includes shares Ms. Weng shall receive because of the equity awards granted to her on January 3, 2024 (see B. Compensation under Item 6. Directors, Senior Management and Employees).

(3)	ZunTian Holding Limited is incorporated in British Virgin Islands and is wholly owned and controlled by our Chairman and CEO, Mr. Yuan. The registered address of ZunTian Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited. As a result of the Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of Xiao-I.

(4)	PP Smart Holding Limited is incorporated in British Virgin Islands and is wholly owned and controlled by Zhu Pinpin. The registered address of PP Smart Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	River Hill China Fund L.P. is formed in Cayman Islands and is wholly owned and controlled by Hangzhou Ali Venture Capital Co., Ltd. (a Chinese company), which in return is wholly owned and controlled by Hangzhou Zhenxi Investment Co., Ltd. (a Chinese company), which in return is owned by Hangzhou Zhengqiang Investment Management Partnership (Limited Partnership) (a Chinese company) (“Hangzhou Zhengqiang”) and Hangzhou Zhensheng Investment Management Partnership (Limited Partnership) (a Chinese company) (“Hangzhou Zhensheng”) 50/50. Hangzhou Zhengqiang is owned by five individuals (Yong Zhang, Ying Zhao, Junfang Zheng, Xiaofeng Shao, Zeming Wu) with each owning 19.999% and Hangzhou Zhengyue Enterprise Management Co., Ltd. owning 0.0001%. Hangzhou Zhensheng is owned by five individuals (Yong Zhang, Ying Zhao, Junfang Zheng, Xiaofeng Shao, Zeming Wu) owning 19.999% each and Hangzhou Zhengyue Enterprise Management Co., Ltd. owning 0.0001%. The registered address of River Hill China Fund L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)	Grand Glory (Hong Kong) Corporation Limited is incorporated in Hong Kong and is wholly owned and controlled by Zhejiang Geely Holding Group Co., Ltd. (a Chinese company), which in return is wholly owned and controlled by Zhejiang Geely Holding (Group) Co., Ltd. (a Chinese company), of which Shufu Li, Xingxing Li and Zhejiang Geely Holding (Group) Co., Ltd. own 82.23%, 8.058% and 9.709% respectively. The registered address of Grand Glory (Hong Kong) Corporation Limited is Unit 2204, 22/F Lippo Ctr Tower 2, 89 Queensway, Hong Kong.

(7)	iTeam Holding Limited is incorporated in British Virgin Islands and is owned by our Chairman and CEO, Mr. Yuan who controls 100% of the voting power of iTeam Holding Limited. The registered address of iTeam Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(8)	Shanghai Maocheng Enterprise Management Center (Limited Partnership) is formed in Shanghai, China and is owned by Jiaxing Well Known Investment Partnership (limited Partnership) (a Chinese company), with 99% ownership and Zhiwei Zheng with 1%, which in return is owned by Zhiwei Zheng and Lijun Zhong 50/50. The registered address of Shanghai Maocheng Enterprise Management Center (Limited Partnership) is Floor 5, Building 7, No. 3601, Dongfang Road, Pudong New Area, Shanghai, China.

As of the date of this annual report, none of our outstanding ordinary shares were held by record holders in the United States.

As of the date of this annual report we have a total of 55 shareholders, with 6 of them owning more than 5% each, and 49 of them owning less than 5% each. The names of the entities and their corresponding ownership percentages are listed on the principal shareholders table above. Other than these shareholders, to the extent known to the company (1) no other corporations, individuals or foreign governments directly or indirectly controls the company, (2) no other corporations, individuals or foreign governments directly owns the company, (3) some entities or individuals, other than foreign governments, indirectly own certain small percentage of the company which are listed on our corporate legal structure diagram in detail. See our corporate legal structure diagram for detailed information.

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

Zhizhen Technology has entered into the following contractual arrangements with Shanghai Xiao-i and its shareholders, whom together hold 100% equity interest in Shanghai Xiao-i, that enable the Company to (i) have power to direct the activities that most significantly affect the performance of Shanghai Xiao-i and its subsidiaries, and (ii) receive the benefits of Shanghai Xiao-i and its subsidiaries that could be significant to Shanghai Xiao-i and its subsidiaries. The Company, through its indirect wholly owned subsidiary, Zhizhen Technology, is fully and exclusively responsible for the management of Shanghai Xiao-i, absorbs all risk of losses of Shanghai Xiao-i (excluding non-controlling interests) and has the exclusive right to exercise all voting rights of Shanghai Xiao-i’s shareholders. In exchange, Shanghai Xiao-i pays service fees to Zhizhen Technology. The service fees shall consist of 100% of the profit before tax of Shanghai Xiao-i, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. Shanghai Xiao-i agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreement with any third party, except with the prior written consent of Zhizhen Technology. Therefore, the Company, through its wholly owned subsidiaries AI Plus and Zhizhen Technology, has been determined to be the primary beneficiary of Shanghai Xiao-i and the VIE’s subsidiaries for accounting purposes and has consolidated Shanghai Xiao-i’s and its subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

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

As the lock-up period of some shareholders of Xiao-I has expired, the shareholders wish to withdraw their shares in Xiao-I, and in order to mirror the shareholding of Xiao-I at Shanghai Xiao-i, they need to correspondingly withdraw their shares in Shanghai Xiao-i. Therefore, Shanghai Rongzhi Industry Co., Ltd. (the “Shanghai Rongzhi”) was set up to purchase the withdrawn shares of the shareholders in Shanghai Xiao-i, and thus Shanghai Rongzhi became the new shareholder of Shanghai Xiao-i. Pursuant to the VIE agreements, Shanghai Rongzhi signed Exclusive Call Option Agreement, Share Interest Pledge Agreement, and Power of Attorney Agreement separately with Zhizhen Technology and Shanghai Xiao-i on January 24, 2024. The provisions of these agreements are substantively consistent with the text of the VIE Agreements signed on March 29, 2019.

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

Subscription Agreement

On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 (the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the CEO and Chairman of the Company. Each Preferred Share confers on the holder thereof the right to twenty (20) votes and holders of the Preferred Shares shall at all times vote together with holders of ordinary shares of the Company as one class on all resolutions submitted to a vote by the members of the Company save where a separate class meeting is required by law. The Issuance is subject to the Subscription Agreement, between Xiao-I and ZunTian dated December 13, 2023, which was subsequently amended on April 4, 2024, to clarify that the Preferred Shares shall not confer any other rights, including, without limitation, dividend or liquidation rights or any other financial or economic rights.

Consolidation

Xiao-I conducts substantially all of its business in China through Shanghai Xiao-i, the VIE, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of Xiao-I’s revenues, costs and net income in China are directly or indirectly generated through the VIE. Xiao-I, through its indirect wholly owned subsidiary, Zhizhen Technology, has signed various agreements with the VIE and shareholders of the VIE to allow the transfer of economic benefits from the VIE to Zhizhen Technology and to direct the activities of the VIE. Total assets and liabilities presented on Xiao-I’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are the financial position, operation and cash flow of the PRC operating entities (excluding non-controlling interests). The Company has not provided any financial support to the PRC operating entities for the fiscal years ended at December 31, 2021, 2022, but transferred cash through other subsidiaries and WFOE to VIE and its consolidated subsidiaries in 2023, and the variable interest entities accounted for an aggregate of 95%, 96% and 83% of the Company’s total assets, respectively. As of December 31, 2022 and 2023, $908,614 and US$688,277 of cash and cash equivalents were denominated in RMB, respectively.

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

	For the year ended December 31, 2021
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	32,524,013	-	-	-	32,524,013
Cost of revenues	-	(10,885,731)	-	-	-	(10,885,731)
Gross profit	-	21,638,282	-	-	-	21,638,282
Operating expenses	-	(16,641,273)	-	-	-	(16,641,273)
Income of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	3,677,813	-	(3,677,813)	-
Share of income in subsidiaries	3,677,813	-	-	-	(3,677,813)	-
Total operating expenses	3,677,813	(16,641,273)	3,677,813	-	(7,355,626)	(16,641,273)
Income from operations	3,677,813	4,997,009	3,677,813	-	(7,355,626)	4,997,009
Other loss	-	(1,079,652)	-	-	-	(1,079,652)
Income tax expenses	-	(552,355)	-	-	-	(552,355)
Net income	3,677,813	3,365,002	3,677,813	-	(7,355,626)	3,365,002
Net loss attributable to non-controlling interests	-	(312,811)	-	-	-	(312,811)
Net income attributable to XIAO-I CORPORATION shareholders	3,677,813	3,677,813	3,677,813	-	(7,355,626)	3,677,813

	For the year ended December 31, 2021
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash used in operating activities	-	(11,887,122)	-	-	-	(11,887,122)
Net cash provided by investing activities	-	77,259	-	-	-	77,259
Net cash provided by financing activities	-	12,192,952	-	-	-	12,192,952
Effect of exchange rate changes	-	101,728	-	-	-	101,728
Net change in cash, cash equivalents and restricted cash	-	484,817	-	-	-	484,817
Cash, cash equivalents and restricted cash, at beginning of year	1,105	825,920	-	4	-	827,029
Cash, cash equivalents and restricted cash, at end of year	1,105	1,310,737	-	4	-	1,311,846

	As of December 31, 2022
Condensed Consolidating Schedule of Financial Position	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	1,104	1,025,141	-	-	-	1,026,245
Accounts receivable, net	-	41,362,705	-	-	-	41,362,705
Amounts due from related parties	-	346,517	-	-	-	346,517
Inventories	-	768,216	-	-	-	768,216
Contract costs	-	2,012,309	-	-	-	2,012,309
Deferred offering costs	-	1,330,902	-	-	-	1,330,902
Advance to suppliers	-	1,115,672	-	-	-	1,115,672
Prepaid expenses and other current assets, net	2	460,850	1	1	-	460,854
Total current assets	1,106	48,422,312	1	1	-	48,423,420
	-	-
Non-current assets:
Property and equipment, net	-	219,470	-	-	-	219,470
Intangible assets, net	-	637,114	-	-	-	637,114
Long-term investment	-	204,899	2,647,593	-	-	2,852,492
Right of use assets	-	865,399	-	-	-	865,399
Deferred tax assets, net	-	3,888,574	-	-	-	3,888,574
Prepaid expenses and other non-current assets	-	3,697,675	-	-	-	3,697,675
Total non-current assets	-	9,513,131	2,647,593	-	-	12,160,724

TOTAL ASSETS	1,106	57,935,443	2,647,594	1	-	60,584,144
Liabilities
Current liabilities:
Short-term borrowings	-	18,784,459	-	-	-	18,784,459
Accounts payable	-	9,180,532	-	-	-	9,180,532
Amount due to related parties-current	-	896,431	-	-	-	896,431
Deferred revenue	-	2,553,808	-	-	-	2,553,808
Convertible loans	-	3,754,269	-	-	-	3,754,269
Accrued expenses and other current liabilities	-	17,006,680	30	3	-	17,006,713
Lease liabilities, current	-	435,462	-	-	-	435,462
Deficit of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	5,887,042	-	(5,887,042)	-
Investment deficit in subsidiaries	5,887,042	-	-	-	(5,887,042)	-
Total current liabilities	5,887,042	52,611,641	5,887,072	3	(11,774,084)	52,611,674

Non-current liabilities:
Amount due to related parties-non current	-	8,581,743	-	-	-	8,581,743
Accrued liabilities, non-current	-	5,391,664	2,682,248	-	-	8,073,912
Lease liabilities, non-current	-	300,974	-	-	-	300,974
Total non-current liabilities	-	14,274,381	2,682,248	-	-	16,956,629

TOTAL LIABILITIES	5,887,042	66,886,022	8,569,320	3	(11,774,084)	69,568,303

Shareholders’ deficit
Ordinary shares	1,106	-	-	-	-	1,106
Additional paid-in capital	75,621,294	75,621,294	-	-	(75,621,294)	75,621,294
Statutory reserve	237,486	237,486	-	-	(237,486)	237,486
Accumulated deficit	(78,483,156)	(78,447,606)	(5,922,592)	(2)	84,370,200	(78,483,156)
Accumulated other comprehensive loss	(3,262,666)	(3,263,530)	866	-	3,262,664	(3,262,666)
XIAO-I CORPORATION shareholders’ deficit	(5,885,936)	(5,852,356)	(5,921,726)	(2)	11,774,084	(5,885,936)
Non-controlling interests		(3,098,223)			-	(3,098,223)
Total shareholders’ deficit	(5,885,936)	(8,950,579)	(5,921,726)	(2)	11,774,084	(8,984,159)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,106	57,935,443	2,647,594	1	-	60,584,144

	For the year ended December 31, 2022
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	48,184,958	-	-	-	48,184,958

Cost of revenues	-	(17,379,144)	-	-	-	(17,379,144)
Gross profit	-	30,805,814	-	-	-	30,805,814
Operating expenses	-	(33,941,593)	-	-	-	(33,941,593)
Income of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	(5,898,535)	-	5,898,535	-
Share of income in subsidiaries	(5,898,535)	-	-	-	5,898,535	-
Total operating expenses	(5,898,535)	(33,941,593)	(5,898,535)	-	11,797,070	(33,941,593)
Loss from operations	(5,898,535)	(3,135,779)	(5,898,535)	-	11,797,070	(3,135,779)
Other loss	-	(2,173,328)	(35,550)	(2)	-	(2,208,880)
Income tax expenses	-	(660,655)	-	-	-	(660,655)
Net loss	(5,898,535)	(5,969,762)	(5,934,085)	(2)	11,797,070	(6,005,314)
Net loss attributable to non-controlling interests	-	(106,779)	-	-	-	(106,779)
Net loss attributable to XIAO-I CORPORATION shareholders	(5,898,535)	(5,898,535)	(5,934,085)	(2)	11,797,070	(5,898,535)

	For the year ended December 31, 2022
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash used in operating activities	(1)	(10,923,345)	-	-	-	(10,923,346)
Net cash used in investing activities	-	(107,122)	(2,749,294)	-	-	(2,856,416)
Net cash provided by financing activities	-	10,757,306	2,749,294	-	-	13,506,600
Effect of exchange rate changes	-	(12,435)	(4)	-	-	(12,439)
Net change in cash, cash equivalents and restricted cash	(1)	(285,596)	-	(4)	-	(285,601)
Cash, cash equivalents and restricted cash, at beginning of year	1,105	1,310,737	-	4	-	1,311,846
Cash, cash equivalents and restricted cash, at end of year	1,104	1,025,141	-	-	-	1,026,245

	As of December 31, 2023
Condensed Consolidating Schedule of Financial Position	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	1,889	890,365	9,145	663,143	-	1,564,542
Restricted cash	-	20,676	-	-	-	20,676
Accounts receivable, net	-	28,326,985	-	-	-	28,326,985
Inventories	-	67,826	-	-	-	67,826
Contract costs	-	1,691,293	-	-	-	1,691,293
Advance to suppliers	-	1,134,529	15,113	-	-	1,149,642
Prepaid expenses and other current assets, net	2,493,301	1,665,653	24,632,707	17,983,479	(41,541,587)	5,233,553
Amount due from intercompany-current	17,656,465	748,183	-	-	(18,404,648)	-
Total current assets	20,151,655	34,545,510	24,656,965	18,646,622	(59,946,235)	38,054,517

Non-current assets:
Property and equipment, net	-	1,913,693	211,936	-	-	2,125,629
Intangible assets, net	-	212,445	-	-	-	212,445
Long-term investment	-	964,250	1,686,209	-	(1)	2,650,458
Investment in subsidiaries	-	-	-	23,163,931	(23,163,931)	-
Right of use assets	-	173,879	2,257,596	-	-	2,431,475
Prepaid expenses and other non-current assets	-	3,710,351	290,007	-	2,999,999	7,000,357
Amount due from related parties-non current	-	13,859,350	15,582	-	(15,582)	13,859,350
Total non-current assets	-	20,833,968	4,461,330	23,163,931	(20,179,515)	28,279,714
		-
TOTAL ASSETS	20,151,655	55,379,478	29,118,295	41,810,553	(80,125,750)	66,334,231

Liabilities
Current liabilities:
Short-term borrowings	-	26,760,940	-	-	-	26,760,940
Accounts payable	34,277	13,210,566	101,495	328,000	1	13,674,339
Amount due to related parties-current	-	704,947	-	-	-	704,947
Deferred revenue	-	1,654,145	-	-	-	1,654,145
Accrued expenses and other current liabilities	347,014	13,295,209	27,160	33,456,901	(33,188,031)	13,938,253
Lease liabilities, current	-	93,284	836,470	-	1	929,755
Deficit of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	36,321,088	-	(36,321,088)	-
Investment deficit in subsidiaries	24,469,459	-	-	-	(24,469,459)	-
Amount due to intercompany-current	164,593	26,864,085	-	-	(27,028,678)	-
Total current liabilities	25,015,343	82,583,176	37,286,213	33,784,901	(121,007,254)	57,662,379

Non-current liabilities:
Amount due to related parties-non current	-	7,505,290	-	400,000	-	7,905,290
Accrued liabilities, non-current	-	5,153,803	-	-	2,605,671)	7,759,474
Amount due to intercompany, non-current	-	-	2,605,671		(2,605,671)	-
Lease liabilities, non-current	-	61,471	1,412,480	-	(1)	1,473,950
Total non-current liabilities	-	12,720,564	4,018,151	400,000	(1)	17,138,714

TOTAL LIABILITIES	25,015,343	95,303,740	41,304,364	34,184,901	(121,007,255)	74,801,093

Shareholders’ deficit
Ordinary shares	1,201	-	-	-	-	1,201
Preferred shares	185	-	-	-	-	185
Additional paid-in capital	108,729,047	73,978,700	24,459,360	20,350,000	(118,788,060)	108,729,047
Statutory reserve	237,486	237,486	-	-	(237,486)	237,486
Accumulated deficit	(110,833,045)	(107,821,825)	(36,648,068)	(12,724,348)	157,194,241	(110,833,045)
Accumulated other comprehensive loss	(2,998,562)	(2,715,449)	2,639	-	2,712,810	(2,998,562)
XIAO-I CORPORATION shareholders’ deficit	(4,863,688)	(36,321,088)	(12,186,069)	7,625,652	40,881,505	(4,863,688)
Non-controlling interests	-	(3,603,174)	-	-	-	(3,603,174)
Total shareholders’ deficit	(4,863,688)	(39,924,262)	(12,186,069)	7,625,652	40,881,505	(8,466,862)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	20,151,655	55,379,478	29,118,295	41,810,553	(80,125,750)	66,334,231

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	59,165,259	-	-	-	59,165,259
Cost of revenues	-	(19,741,689)	-	-	-	(19,741,689)
Gross profit	-	39,423,570	-	-	-	39,423,570
Operating expenses	(2,307,368)	(58,274,909)	(221,950)	(541,525)	-	(61,345,752)
Income of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	(23,486,141)	-	23,486,141	-
Share of income in subsidiaries	(24,315,847)	-	-	(23,777,571)	48,093,418	-
Total operating expenses	(26,623,215)	(58,274,909)	(23,708,091)	(24,319,096)	71,579,559	(61,345,752)
Income from operations	(26,623,215)	(18,851,339)	(23,708,091)	(24,319,096)	71,579,559	(21,922,182)
Other loss	161,408	(1,391,071)	(69,480)	3,249	-	(1,295,894)
Income tax expenses	-	(3,787,692)	-	-	-	(3,787,692)
Net income	(26,461,807)	(24,030,102)	(23,777,571)	(24,315,847)	71,579,559	(27,005,768)
Net loss attributable to non-controlling interests	-	(543,961)	-	-	-	(543,961)
Net income attributable to XIAO-I CORPORATION shareholders	(23,486,141)	(23,486,141)	(23,777,571)	(24,315,847)	71,579,559	(23,486,141)

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash (used in) provided by operating activities	(21,749,842)	15,185,225	(24,233,134)	15,263,143	(254,890)	(15,789,498)
Net cash used in investing activities	(13,000,000)	(16,842,456)	(217,358)	(35,350,000)	45,350,000	(20,059,814)
Net cash provided by financing activities	34,750,627	1,322,448	24,459,360	20,750,000	(44,809,360)	36,473,075
Effect of exchange rate changes	-	200,007	277	-	(285,750)	(85,466)
Net change in cash, cash equivalents and restricted cash	785	(134,776)	9,145	663,143	-	538,297
Cash, cash equivalents and restricted cash, at beginning of year	1,104	1,025,141	-	-	-	1,026,245
Cash, cash equivalents and restricted cash, at end of year	1,889	890,365	9,145	663,143	-	1,564,542

For the years ended December 31, 2021, 2022 and 2023, the cash flows that have occurred between the Company, the VIE and its consolidated subsidiaries, WFOE which is the primary beneficiary of the VIE, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2021	2022	2023
Cash paid by Xiao-I Corporation to other subsidiaries	$-	$-	$27,897,826
Cash transfer from other subsidiaries to WFOE	-	-	25,000,000
Cash transfer from WFOE to VIE and its consolidated subsidiaries	-	-	24,504,585
Cash transfer from VIE and its consolidated subsidiaries to WFOE	-	-	640,150
Cash transfer from VIE and its consolidated subsidiaries to other subsidiaries	-	-	740,000
Cash transfer from WFOE to other subsidiaries	-	-	576,205
Cash transfer from other subsidiaries to Xiao-I Corporation	$-	$-	$453,800

From January 1, 2024 to the date of this annual report, cash was transferred among the Company, WFOE, other subsidiaries of the Company, the VIE and its consolidated subsidiaries, in the following manners: (i) the Company provided a total of US$0.15 million in cash to its other subsidiaries while other subsidiaries transferred US$0.32 million to the Company; (ii) WFOE provided a total of US$0.07 million to VIE and its subsidiaries while VIE and its subsidiaries transferred US$0.14 million to WFOE; (iii) WFOE and VIE and its subsidiaries transferred US$0.05 million and US$0.36 million to other subsidiaries, respectively. The aforementioned cash transfers were generally for working capital purpose among the Company, WFOE, VIE and its consolidated subsidiaries, and other subsidiaries. Xiao-I intends to keep any future earnings to finance the expansion of its business, and it does not anticipate that any cash dividends will be paid in the foreseeable future.

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

Other Related Party Transactions

The following provides descriptions of related party transactions based on (1) names of related parties and their relationships with the Company through its wholly owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”), (2) amounts due from related parties, (3) amounts due to related parties and (4) nature of loans/transactions and interest rates of the loans.

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Zhejiang Baiqianyin Network Technology Co., Ltd (“Zhejiang Baiqianyin”)	An entity which has a common director of the Board of Directors with the Group
2	Shanghai Shenghan	An entity which the Group holds 16.56% equity interests
3	Shanghai Aoshu Enterprise Management Partnership (Limited Partnership) (“Shanghai Aoshu”)	An entity which is the Group’s employee stock ownership platform, and has a common director of the Board of Directors with the Group
4	Jiaxing Sound Core Intelligent Technology Co., LTD	An entity which Shanghai Shenghan holds 20% equity interests
5	Hui Yuan	Chairman of the board, one of the major shareholders holding 13.61% equity interests of the Company
6	Tianjin Haiyin Equity Investment Fund Partnership (Limited Partnership) (“Tianjin Haiyin”)	A significant shareholder holding 5.18% equity interests of the Company
7	Jiaxing Chiyu Investment Partnership (limited Partnership)	A significant shareholder holding 5.44% equity interests of the Company
8	Haiyin Capital Investment (International) Limited	A subsidiary of Tianjin Haiyin
9	Zhizhen Guorui	An entity which the Group holds 26% equity interests
10	Weng wei	CFO of the Company
11	Shanghai Machinemind Intelligent Technology Co., Ltd.	An entity which the Group holds 18% equity interests

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of December 31,
	2022		2023
Due from related parties-current	$		$
Accounts receivable
Zhejiang Baiqianyin (a)		48,860		-

Other receivables
Zhejiang Baiqianyin (b)		297,657		-
Shanghai Aoshu (c)		20,377		19,796
Credit losses provisions		(20,377)		(19,796)
Subtotal-due from related parties-current		346,517		-

Due from related parties-non current
Other receivables
Zhizhen Guorui (d)		$-		$13,859,350
Subtotal-due from related parties-non current		-		13,859,350
Total		$346,517		$13,859,350

(a).	In April 2023, the Group collected accounts receivable from Zhejiang Baiqianyin;

(b).	Other receivable from Zhejiang Baiqianyin consists of the interest-free borrowings for ordinary business. In April 2023, the Group collected other receivables from Zhejiang Baiqianyin;

(c).	Other receivable from Shanghai Aoshu was the payment to an employee on behalf of Shanghai Aoshu. For the year ended December 31, 2022, the Group made full provision of receivables from Shanghai Aoshu;

(d).	On March 31, 2023, the Group entered into agreement to provide a loan to Zhizhen Guorui, an equity investment of the Group, with a maximum amount of $14,084,705 (RMB100.0 million) and interest-free. As of December 31, 2023, the actual loan provided by the Group to Zhizhen Guorui amounted to $13,859,350 (RMB98.4 million). The Group considers the repayment of loan to Zhizhen Guorui will be extended to more than one year.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2022	2023
Due to related parties-current
Accounts payable
Shanghai Shenghan	$201,465	$83,036
Shanghai Machinemind Intelligent Technology Co., Ltd.	-	-
Jiaxing Sound Core Intelligent Technology Co., LTD	32,622	-
Zhizhen Guorui	97,868	71,735

Interest-free loans (d)
Jiaxing Chiyu Investment Partnership (limited Partnership)	$434,959	$422,541
Haiyin Capital Investment (International) Limited	129,517	127,635
Subtotal-due to related parties-current	896,431	704,947

Due to related parties-non current
Hui Yuan(e)	$8,581,743	$7,905,290
Subtotal-due to related parties-non current	8,581,743	7,905,290
Total	$9,478,174	$8,610,237

(d)	The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.

(e)

Hui Yuan provided several interest-free loans to the Group for its daily operation needs before 2022. In 2023, the Group entered into agreement with Hui Yuan to establish an annual interest rate for the outstanding loans. The interest shall be calculated at an annual rate of 6.8% based on the actual number of days used from January 1, 2023. The maturity of the loans from Hui Yuan will be extended based on mutual consent. As of December 31, 2022 and 2023, the corresponding balance due to Hui Yuan was $8,581,743 and $7,505,290, respectively.

In December 2023, the Group entered into another loan agreement with Hui Yuan to borrow $400,000 for daily operation with an annual interest rate of 3.45%.

Significant transactions with related parties

	For the years ended December 31,
Nature	2021	2022	2023
Software and service income
Zhejiang Baiqianyin	$286,875	$-	$-

Technology service fee payable			-
Shanghai Shenghan	$465,058	$-	$-
Zhizhen Guorui	-	100,315	661,010

Technology service fee paid
Shanghai Shenghan	$-	$-	$112,980
Zhizhen Guorui			684,412

Loans from related parties
Hui Yuan	$-	$-	$400,000

Interest-free loans from related parties
Zhejiang Baiqianyin	$5,782,216	$1,783,326	$290,076
Hui Yuan	9,696,450	532,026	-
Haiyin Capital Investment (International) Limited	126,744	-	-
Jiaxing Chiyu Investment Partnership (limited Partnership)	775,097	-	-
Tianjin Haiyin	310,038	-	-
Weng Wei	74,409	-	-

Interest-free loans repayment to related parties
Zhejiang Baiqianyin	$5,470,627	$1,788,230	$141
Jiaxing Chiyu Investment Partnership (limited Partnership)	-	297,221	-
Hui Yuan	899,111	169,416	1,355,760
Jiaxing Sound Core Intelligent Technology Co., LTD	-	59,444	31,776
Shanghai Shenghan	139,517	-	-
Weng Wei	74,409	-	-
Tianjin Haiyin	310,038	-	-

Return of inventories to a related party
Shanghai Shenghan	$-	$239,330	$-

Interest-free loans to a related party
Zhizhen Guorui	$-	$-	$13,896,539

Debt relief
Shanghai Machinemind Intelligent Technology Co., Ltd.	$-	$72,819	$-

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

On August 3, 2020, Shanghai Xiao-i filed a lawsuit with the High People’s Court of Shanghai in China, against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding that Apple cease its infringement of Shanghai Xiao-i’s intelligent assistant patent (ZL200410053749.9 invention patent) by its Siri (intelligent assistant) (the “Patent Infringement Case”). The lawsuit seeks various remedies, including but not limited to, requiring Apple to stop manufacturing, using, offering to sell, selling or importing products that infringe Shanghai Xiao-i’s patent, and a temporary claim amount of 10 billion yuan (RMB). On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-i against Apple. On September 4, 2021, Shanghai Xiao-i filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-i’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-i with the Shanghai High People’s Court, requesting (i) confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and (ii) Shanghai Xiao-i to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million currently. On January 29, 2024, the Shanghai High Court decided to merge the above two cases for trial, and they are currently under review. On March 27, 2023, the Beijing Intellectual Property Court notified that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-i, regarding the 58271 and 58272 Review Decision of Request for Invalidation. At present, the case is still pending.

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2023 and through the date of this Annual Report.

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

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90)% of the votes at a general meeting of the subsidiary. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

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

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Thus, dividends and distributions from WFOE and the VIE are subject to regulations and restrictions on dividends and payment to parties outside of China. These regulations permit payment of dividends to Xiao-I by WFOE only out of net income, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset by general reserve fund and profits (if general reserve fund is not enough). Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. As of December 31, 2022 and 2023, our PRC operating entities had restricted amount of US$237,486 (RMB1,569,546) and US$ US$237,486 (RMB1,569,546) the reserve fund, respectively. Moreover, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. We expect that our ADSs to be listed on Nasdaq and to be treated as marketable stock for this purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. holder makes this election, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such ADSs or Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or Ordinary Shares over the fair market value of such ADSs or Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs or Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PRC.If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our ADSs or Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of accounts receivable. We conduct credit evaluations of our customers, and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for credit losses. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable. For the years ended December 31, 2021, 2022 and 2023, the percentage of our revenue attributable to our largest customer amounted to 41.2%, 20.4% and 29.3%, respectively, while the percentage of our revenue attributable our five largest customers for the years ended December 31, 2021, 2022 and 2023 amounted to 67.1%, 58.4% and 69.7%, respectively.

Concentration of Suppliers Risk

We rely on a limited number of suppliers for certain essential services to operate our network and provide products and solutions to our customers. Due to the limited number of relevant suppliers available in China, we rely on a limited number of suppliers for cloud, internet data center services and hardware. Our purchase from top-three suppliers in aggregate accounted for 79.2%, 66.8% and 73.2% of total purchase for the years ended December 31, 2021, 2022 and 2023, respectively. We may experience shortages in components or delays in delivery as a result of natural disasters, increased demand in the industry or our suppliers’ lacking sufficient rights to supply the servers or other products or services.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 8.2% and 2.9% as of December 31, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Payments by Depositary

As of date of this annual report, we had not received any payments from Citibank, N.A., the current depositary bank for our ADR program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the CEO and Chairman of the Company. The issuance is subject to the Subscription Agreement, between Xiao-I and ZunTian dated December 13, 2023, which was subsequently amended on April 4, 2024, to clarify that the Preferred Shares shall not confer any other rights, including, without limitation, dividend or liquidation rights or any other financial or economic rights. As a result of the Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of Xiao-I. This matter has previously been disclosed in our current reports on Form 6-K filed with the SEC on December 14, 2023, which is incorporated herein by reference. See “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

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

On March 13, 2023, we issued and sold 5,700,000 of our ADSs, at a price to the public of $6.80 per share. The aggregate offering price of the shares sold was approximately $38.76 million. We received net proceeds of $35.44 million, after deducting underwriting discounts, commissions and offering expenses of $3.32 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates. The offering terminated after the sale of all securities registered pursuant to the Registration Statement. We used the net proceeds from our IPO for (1) research and development, (2) investment in technology infrastructure, marketing and branding, and other capital expenditure, and (3) other general corporate purposes. As of December 31, 2023, the Company applied all the net proceeds of the IPO as disclosed in the Registration Statement.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to one material weakness in our internal control over the financial statement closing process.

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

We implemented the following remediation measurements during the fiscal year ended December 31, 2023, which addressed the second material weakness identified as of December 31, 2022:

(1)	We established internal file management policy, included but not limited to: (i) established the internal procedures for assigning sequential and unique contract numbers to each project; (ii) assign responsibilities for file management to specific individuals and implemented segregation of duties; and (iii) developed a standardized electronic worksheet that categorizes documents by date, name of project, revenue type, consideration of the contracts, M&S periods, and other key terms of the contracts.

(2)	We implemented documents control policies, included but not limited to: (i) all documents are properly labeled with their status, and revision history if any; (ii) all important documents and contracts were submitted to the legal department for retention and review;

(3)	We engaged the third-party financial consultant to develop clear guidelines for recognizing revenue and costs in accordance with U.S. GAAP, and provide training to our accounting personnels. Our responsible accounting personnel took regular review and analysis of revenue, costs, and gross margin to ensure timely and accurate recognition of revenue and costs based on the service periods. The third-party financial consultants conducted the second review of the revenue/cost recognition.

We are working to remediate the remaining material weakness and are taking steps to strengthen our internal control. Specifically, we are still working to develop and implement a staffing plan for hiring additional accounting and finance personnel in 2023, hire additional qualified resources with appropriate knowledge and expertise to handle complex accounting issues and effectively prepare financial statements and conduct regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight.

(c) Attestation Report of the Registered Public Accounting Firm.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth company under the JOBS Act.

(d) Changes in Internal Control over Financial Reporting.

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [Reserved]

Item 16.A Audit Committee Financial Expert.

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

Item 16.B Code of Ethics.

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

Item 16.C Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and Assentsure PAC, our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2021	2022	2023

Audit fees (1)	$377,000	$340,000	$280,000
All other fees (2)	–	–	–
Total	$377,000	$340,000	$200,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors, other than the services reported under audit fees, audit-related fees and tax fees.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16.F. Change in Registrant’s Certifying Accountant.

Previous disclosed in the Company’s 6-K furnished to the SEC on December 8, 2023.

Item 16.G. Corporate Governance.

As a Cayman Islands exempted company incorporated with limited liability, we are subject to various corporate governance requirements under Cayman Islands law. In addition, as a foreign private issuer listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with some exceptions. Some corporate governance practices in Cayman Islands may differ significantly from corporate governance listing standards. For example, neither the corporate laws of the Cayman Islands nor our amended and restated memorandum and articles require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently comply with the corporate governance listing standards of Nasdaq to the extent possible under Cayman Islands law. However, we may choose to change such practices to follow home country practice in the future. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Nasdaq rules require that the independent directors of listed companies hold regularly scheduled meetings at which only independent directors are present. We intend to follow our Cayman Islands home country practice, rather than complying with this Nasdaq rule.

Further, Nasdaq rules require that listed companies have a compensation committee and a nominations committee comprised solely of independent directors. We intend to follow our Cayman Islands home country practice, as described in the section titled Item 6. “Directors, Senior Management and Employees – Board Practices,” rather than complying with this Nasdaq rule.

Also, the Nasdaq rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. We intend to follow our home country practice with respect to annual meetings of shareholders and did not hold an annual meeting of shareholders in the year ended December 31, 2022. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require approval of shareholders.

In addition, in connection with the preferred shares issuance on December 13, 2023, we elected to be exempt from the following Nasdaq Marketplace Rules (1) Rule 5635(b) which sets forth that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (2) Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, and (3) Rule 5640 Voting Rights, which states that “Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. Company . . . that is not prohibited by the Company’s home country law.” Conyers Dill & Pearman, our Cayman Islands legal counsel, has provided a letter to the Nasdaq Stock Market confirming that, if the directors of the Company and the members of the Audit Committee of the Board had acted for a proper purpose, the Issuance made in accordance with the currently effective articles of association of the Company is not prohibited by Cayman Islands law.

Finally, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, our shareholders will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant	20-F	001-41631	1.1	4/28/2023
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)	F-1/A	333-268889	4.1	2/13/2023
2.2	Registrant’s Specimen Certificate for Ordinary Shares	F-1	333-268889	4.2	12/20/2022
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	F-1/A	333-268889	4.3	2/13/2023
2.4	Description of Securities	20-F	001-41631	2.4	4/28/2023
4.1	2023 Share Incentive Plan	F-1	333-268889	10.1	12/20/2022
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers	F-1	333-268889	10.2	12/20/2022
4.3	English Translation of Exclusive Business Cooperation Agreement between Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Shanghai Xiao-i Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.3	12/20/2022
4.4	English Translation of Exclusive Option Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited, Shanghai Xiao-i Robot Technology Co., Ltd. and Each Shareholder of Shanghai Xiao-i Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.4	12/20/2022
4.5	English Translation of Share Interest Pledge Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Each Shareholder of Shanghai Xiao-i Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.5	12/20/2022
4.6	English Translation of Power of Attorney Agreement granted to Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited by each shareholder of Shanghai Robot Technology Company Limited dated March 29, 2019	F-1	333-268889	10.6	12/20/2022
4.7	English Translation of Form of Spousal Commitment Letters Signed by Each Spouse of the Shareholders of Shanghai Xiao-i Robot Technology Co., Ltd.	F-1	333-268889	10.7	12/20/2022
4.8	English Translation of Form Investment Agreement Related to Convertible Loans	F-1	333-268889	10.8	12/20/2022
4.9	English Translation of Intelligent Drawing Review Platform License Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and China Construction Third Engineering Bureau Group Limited. (Customer A))	F-1	333-268889	10.9	12/20/2022

4.10	English Translation of Cloud Computing Technical Services Cooperation Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Beijing Blanstar Technology Co., Ltd. (Supplier A)	F-1	333-268889	10.10	12/20/2022
4.11	English Translation of Operation and Technical Service Agreement of Intelligent Plan Review Platform Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and China Construction Third Engineering Bureau Group Limited (Customer A)	F-1	333-268889	10.11	12/20/2022
4.12	English Translation of AI Core Product Cloud Platform Lease Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Beijing Wanjie Data Technology Co., Ltd. (Customer B)	F-1	333-268889	10.12	12/20/2022
4.13	English Translation of Software Procurement Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., Ltd. (Supplier B)	F-1	333-268889	10.13	12/20/2022
4.14	English Translation of Services Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and China Construction Third Bureau Installation Engineering Co., Ltd. (Customer C)	F-1/A	333-268889	10.14	2/13/2023
4.15	English Translation of Supplier Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Beijing Telecom Tongchangda Information Co., Ltd. (Supplier C)	F-1/A	333-268889	10.15	2/13/2023
4.16	English Translation of Services Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Fengzhuo Jiye Technology Innovation (Beijing) Co., Ltd. (Customer D)	F-1/A	333-268889	10.16	2/13/2023
4.17	English Translation of Services Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Shanghai Lirui Water Treatment Technology Co., Ltd. (Customer E)	F-1/A	333-268889	10.17	2/13/2023
4.18	Independent Director Agreement, Dated on January 18, 2023, between H. David Sherman and Xiao-I Corporation	F-1/A	333-268889	10.18	2/13/2023
4.19	English Translation of AI Cloud Platform Service Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Customer F dated June 27, 2022	20-F	001-41631	4.19	4/28/2023
4.20	English Translation of Beijing Housing Lease Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Supplier D dated September 25, 2019	20-F	001-41631	4.20	4/28/2023
4.21	English Translation of Software License Use and Development Service Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Supplier E dated November 30, 2020	20-F	001-41631	4.21	4/28/2023
4.22	English Translation of Supplemental Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Supplier F dated December 24, 2020	20-F	001-41631	4.22	4/28/2023
4.23	English Translation of Talefull Human Resource Management Software Deployment Service Contract between Shanghai Xiao-i Robot Technology Co., Ltd. and Supplier F date August 1, 2018	20-F	001-41631	4.23	4/28/2023
4.24	Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated December 13, 2023	6-K	001-41631	99.1	12/14/2023
4.25	Amended Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated April 4, 2024.					*
4.26	Form of Non-Qualified Share Option Award Agreement	6-K	001-41631	99.1	1/10/2024
4.27	Form of Restricted Share Unit Award Agreement	6-K	001-41631	99.2	1/10/2024

4.28	The Data Services Framework Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., LTD, dated January 5, 2023					*
4.29	The Service Supplemental Agreement between Kaiyuan Cloud (Shenzhen) Technology Co., LTD and Shanghai Xiao-i Robot Technology Co., Ltd., dated July 12, 2023					*
4.30	The Service Supplemental Agreement between Beijing Zhiwang Huiyun Technology Co., Ltd. and Shanghai Xiao-i Robot Technology Co., Ltd., dated June 21, 2023					*
8.1	List of Significant Subsidiaries and VIE of the Registrant	20-F	001-41631	8.1	4/28/2023
11.1	Code of Business Conduct and Ethics of the Registrant	F-1/A	333-268889	99.8
11.2	Insider Trading Policy	20-F	001-41631	11.2	4/28/2023
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of AssentSure PAC, an independent registered public accounting firm.					*
15.2	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm.					*
97.1	Dodd-Frank Restatement Recoupment Policy					*
101.INS	Inline XBRL Instance Document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.

**	Furnished herewith.

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

Date: April 30, 2024

XIAO-I CORPORATION

By:	/s/ Hui Yuan
Hui Yuan
Chief Executive Officer

XIAO-I CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Xiao-I Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Xiao-I Corporation (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in deficit, and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had net losses of US$27,005,768, and cash outflow of US$15,789,498 from operating activities for the year ended December 31, 2023. We also draw attention to Note 17 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ AssentSure PAC

We have served as the Company’s auditor since 2023.
Singapore
April 30, 2024 PCAOB ID Number 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

XIAO-I CORPORATION

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of XIAO-I CORPORATION (the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive (loss)/income, changes in deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

New York, NY

April 28, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

XIAO-I CORPORATION

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$1,026,245	$1,564,542
Restricted cash	-	20,676
Accounts receivable, net	41,362,705	28,326,985
Amounts due from related parties	346,517	-
Inventories	768,216	67,826
Contract costs	2,012,309	1,691,293
Deferred offering costs	1,330,902	-
Advance to suppliers	1,115,672	1,149,642
Prepaid expenses and other current assets, net	460,854	5,233,553
Total current assets	48,423,420	38,054,517

Non-current assets:
Property and equipment, net	219,470	2,125,629
Intangible assets, net	637,114	212,445
Long-term investments	2,852,492	2,650,458
Right of use assets	865,399	2,431,475
Deferred tax assets, net	3,888,574	-
Prepaid expenses and other non-current assets	3,697,675	7,000,357
Amount due from related parties-non current	-	13,859,350
Total non-current assets	12,160,724	28,279,714

TOTAL ASSETS	$60,584,144	$66,334,231

Commitments and Contingencies

Liabilities
Current liabilities:
Short-term borrowings	$18,784,459	$26,760,940
Accounts payable	9,180,532	13,674,339
Amount due to related parties-current	896,431	704,947
Deferred revenue	2,553,808	1,654,145
Convertible loans	3,754,269	-
Accrued expenses and other current liabilities	17,006,713	13,938,253
Lease liabilities, current	435,462	929,755
Total current liabilities	52,611,674	57,662,379

Non-current liabilities:
Amount due to related parties-non current	8,581,743	7,905,290
Accrued liabilities, non-current	8,073,912	7,759,474
Lease liabilities, non-current	300,974	1,473,950
Total non-current liabilities	16,956,629	17,138,714
TOTAL LIABILITIES	69,568,303	74,801,093

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 22,115,592 shares and 24,015,592 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	$1,106	$1,201
Preferred shares (par value of $0.00005 per share; nil and 3,700,000 preferred shares authorized as of December 31, 2022 and 2023, respectively; nil and 3,700,000 preferred shares issued and outstanding as of December 31, 2022 and 2023, respectively)	-	185
Additional paid-in capital	75,621,294	108,729,047
Statutory reserve	237,486	237,486
Accumulated deficit	(78,483,156)	(110,833,045)
Accumulated other comprehensive loss	(3,262,666)	(2,998,562)
XIAO-I CORPORATION shareholders’ deficit	(5,885,936)	(4,863,688)
Non-controlling interests	(3,098,223)	(3,603,174)
Total shareholders’ deficit	(8,984,159)	(8,466,862)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$60,584,144	$66,334,231

The accompanying notes are an integral part of these consolidated financial statements.

XIAO-I CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
Sale of software products	$14,878,256	$3,547,113	$1,566,455
Sale of hardware products	75,011	46,295	75,363
Technology development service	9,246,992	16,419,889	7,839,700
M&S service	2,772,795	2,429,526	2,676,185
Sale of cloud platform products	5,550,959	25,742,135	47,007,556
Net revenues (including sales to related parties of $286,875, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	32,524,013	48,184,958	59,165,259
Cost of sale of software products	(771,293)	(888,220)	(834,570)
Cost of sale of hardware products	(29,970)	(25,141)	(51,201)
Cost of technology development service	(4,390,825)	(12,194,044)	(6,059,330)
Cost of M&S service	(1,862,483)	(1,255,973)	(971,417)
Cost of sale of cloud platform products	(3,831,160)	(3,015,766)	(11,825,171)
Cost of revenues	(10,885,731)	(17,379,144)	(19,741,689)
Gross profit	21,638,282	30,805,814	39,423,570

Operating expenses:
Selling expenses	(4,620,113)	(3,911,818)	(4,550,997)
General and administrative expenses	(6,657,251)	(6,028,637)	(4,407,215)
Research and development expenses	(5,363,909)	(24,001,138)	(52,387,540)
Total operating expenses	(16,641,273)	(33,941,593)	(61,345,752)

Income/(Loss) from operations	4,997,009	(3,135,779)	(21,922,182)

Other income/(loss):
Investment (losses)/income	(156,630)	(143,181)	75,542
Interest expenses, net	(1,866,831)	(2,440,815)	(2,323,341)
Foreign currency exchange gain/(loss)	11,252	(68,902)	2,789
Other income, net	932,557	444,018	949,116
Total other loss	(1,079,652)	(2,208,880)	(1,295,894)

Income/(Loss) before income tax expense	3,917,357	(5,344,659)	(23,218,076)
Income tax expense	(552,355)	(660,655)	(3,787,692)
Net income/(loss)	$3,365,002	$(6,005,314)	$(27,005,768)
Net loss attributable to non-controlling interests	(312,811)	(106,779)	(543,961)
Net income/(loss) attributable to XIAO-I CORPORATION shareholders	3,677,813	(5,898,535)	(26,461,807)
Other comprehensive (loss)/income
Foreign currency translation change, net of nil income taxes	(117,291)	403,816	303,114
Total other comprehensive (loss)/income	(117,291)	403,816	303,114
Total comprehensive income/(loss)	$3,247,711	$(5,601,498)	$(26,702,654)
Total comprehensive (loss)/income attributable to non-controlling interests	(370,503)	95,280	(504,951)
Total comprehensive income/(loss) attributable to XIAO-I CORPORATION shareholders	3,618,214	(5,696,778)	(26,197,703)
Earnings/(Loss) per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	0.17	(0.27)	(1.12)
Diluted	0.16	(0.27)	(1.12)
Weighted average number of ordinary shares outstanding
Basic	22,115,592	22,115,592	23,646,003
Diluted	22,362,552	22,115,592	23,646,003

The accompanying notes are an integral part of these consolidated financial statements

XIAO-I CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Share	Amount	Shares*	Amount	capital	reserve	deficit	loss	deficit	interests	deficit
Balance as of December 31, 2020	22,115,592	$1,106	-	$-	$75,621,294	$237,486	$(76,262,434)	$(3,404,824)	$(3,807,372)	$(2,823,000)	$(6,630,372)
Net income/(loss)	-	-	-	-	-	-	3,677,813	-	3,677,813	(312,811)	3,365,002
Foreign currency translation adjustment	-	-	-	-	-	-	-	(59,599)	(59,599)	(57,692)	(117,291)
Balance as of December 31, 2021	22,115,592	$1,106	-	$-	$75,621,294	$237,486	$(72,584,621)	$(3,464,423)	$(189,158)	$(3,193,503)	$(3,382,661)
Net loss	-	-	-	-	-	-	(5,898,535)	-	(5,898,535)	(106,779)	(6,005,314)
Foreign currency translation adjustment	-	-	-	-	-	-	-	201,757	201,757	202,059	403,816
Balance as of December 31, 2022	22,115,592	$1,106	-	$-	$75,621,294	$237,486	$(78,483,156)	$(3,262,666)	$(5,885,936)	$(3,098,223)	$(8,984,159)
Adoption of ASC326	-	-	-	-	-	-	(5,888,082)	-	(5,888,082)	-	(5,888,082)
Net loss	-	-	-	-	-	-	(26,461,807)	-	(26,461,807)	(543,961)	(27,005,768)
Foreign currency translation adjustment	-	-	-	-	-	-	-	264,104	264,104	39,010	303,114
Issuance of preferred shares	-	-	3,700,000	185	546	-	-	-	731	-	731
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	1,900,000	95	-	-	33,107,207	-	-	-	33,107,302	-	33,107,302
Balance as of December 31, 2023	24,015,592	$1,201	3,700,000	$185	$108,729,047	$237,486	$(110,833,045)	$(2,998,562)	$(4,863,688)	$(3,603,174)	$(8,466,862)

The accompanying notes are an integral part of these consolidated financial statements

XIAO-I CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$3,365,002	$(6,005,314)	$(27,005,768)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:			-
Allowance/(Reversal of allowance) for accounts receivable	270,649	2,149,176	(5,108,723)
Allowance/(Reversal of allowance) for prepaid expenses and other current assets	1,380,331	-	(1,090,759)
Allowance for amount due from a related party	-	20,887	-
Impairment on equity investment	-	-	150,708
Return of inventories to a related party	-	(239,330)	-
Debt relief offered by a related party	-	(72,819)	-
Written-down of inventories	-	154,664	557,518
Interests on loans from shareholder	-	-	522,081
Depreciation and amortization	173,055	182,269	692,775
(Gain)/Loss from the disposal of property and equipment	(31,409)	-	3,442
Gain from the disposal of intangible assets	(22,636)	-	-
Loss from the surrender of tenancy	-	-	591,980
Gain from the disposal of equity investment	-	-	(208,837)
Loss from equity investment	156,630	143,181	155,734
Deferred tax expenses	534,668	660,653	3,787,692
Right-of-use assets amortization	1,087,035	712,844	615,968

Changes in assets and liabilities
Accounts receivable	(23,393,437)	(15,012,712)	11,107,280
Inventories	(495,398)	(2,130,389)	122,761
Contract costs	(607,850)	1,434,836	264,272
Prepaid expenses and other current assets	(11,120)	(1,162,117)	(2,497,385)
Amount due from related parties	(368,847)	-	47,593
Accounts payable	3,394,069	4,123,775	4,767,425
Deferred revenue	1,038,149	(179,177)	(828,971)
Accrued expenses and other current liabilities	2,693,914	5,163,654	(1,245,200)
Amount due to related parties	(56,030)	100,315	(134,560)
Income tax payable	17,904	(16,956)	-
Lease payment liabilities	(1,071,775)	(893,276)	(1,106,876)
Prepaid expenses and other non-current assets	61,130	(57,510)	(408,567)
Accrued liabilities, non-current	(1,156)	-	458,919
Net cash used in operating activities	(11,887,122)	(10,923,346)	(15,789,498)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(18,853)	(106,814)	(2,164,442)
Proceeds from disposal of property and equipment	96,112	-	-
Purchase of intangible assets	-	(308)	(41,177)
Purchase of equity method investments	-	(2,749,294)	-
Purchase of equity investments	-	-	(917,962)
Disposal of equity investments	-	-	164,659
Collection of loans to third parties	-	-	4,448,587
Loan to third parties	-	-	(7,942,875)
Collection of loans to related parties	-	-	290,076
Loan to related parties	-	-	(13,896,680)
Net cash provided by/(used in) investing activities	77,259	(2,856,416)	(20,059,814)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	11,393,910	21,252,786	26,832,747
Repayments of short-term borrowings	(16,470,788)	(10,633,055)	(18,297,134)
Proceeds from interests-free borrowings from related parties	16,764,954	2,315,351	-
Repayments of interests-free borrowings from related parties	(6,893,702)	(2,314,311)	(31,776)
Proceeds from borrowings from related parties	-	-	400,000
Repayments of borrowings from related parties	-	-	(1,355,760)
Proceeds from borrowings from third-parties	15,115,236	7,950,661	4,589,812
Repayments of borrowings from third-parties	(7,716,658)	(2,065,948)	(6,407,941)
Repayment of convertible loans	-	(1,634,715)	(3,656,872)
Deferred offering costs	-	(1,364,169)	-
Proceeds from issuance of ordinary shares upon Initial Public Offering, net of issuance cost	-	-	34,399,268
Proceeds from issuance of preferred shares	-	-	731
Net cash provided by financing activities	12,192,952	13,506,600	36,473,075

Effect of exchange rate changes	101,728	(12,439)	(85,466)

Net change in cash, cash equivalents and restricted cash	484,817	(285,601)	538,297
Cash, cash equivalents and restricted cash, at beginning of year	827,029	1,311,846	1,026,245
Cash, cash equivalents and restricted cash, at end of year	$1,311,846	$1,026,245	$1,564,542

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$121,666	$609,451	$3,799,202
Income taxes (refund)/paid	(36,279)	2	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Recognition of Right-of-use assets and Lease payment liability	$-	$467,359	$2,793,664
Accrued expense and other liabilities- non current converted into current	-	-	605,609

The accompanying notes are an integral part of these consolidated financial statements.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

XIAO-I CORPORATION. (“Xiao-I”, or the “Company”) was incorporated under the laws of the Cayman Islands on August 20, 2018. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily engages in Internet technology development in the People’s Republic of China (“PRC” or “China”). The Company completed its IPO on the Nasdaq Global Market in March 2023.

As of December 31, 2023, the Company’s major subsidiaries and consolidated VIE are as follows:

Name	Date of Incorporation	Percentage of beneficial ownership for purposes of accounting	Principal Activities
Wholly owned subsidiaries
AI PLUS HOLDING LIMITED (“AI Plus”)	August 30, 2018	100%	Investing holding company
Xiao-i Technology Limited (“Xiao-i Technology”)	December 17, 2018	100%	Investing holding company
Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd. (“Zhizhen Technology”) (“WFOE”)	February, 21, 2019	100%	WFOE, a holding company

VIE
Shanghai Xiao-i Robot Technology Co., Ltd. (“Shanghai Xiao-i”)	August 27, 2009	100%	Internet technology development

Subsidiaries of VIE
Xiaoi Robot Technology (H.K) Ltd. (“Xiaoi Robot”)	June 3, 2016	100%	Internet technology development
Guizhou Xiao-i Robot Technology Co., Ltd. (“Guizhou Xiao-i”)	July 18, 2016	70%	AI robot development

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

As the lock-up period of some shareholders of the Company has expired, the shareholders wish to withdraw their shares in the Company, and in order to mirror the shareholding of the Company at Shanghai Xiao-i, they need to correspondingly withdraw their shares in Shanghai Xiao-i. Therefore, Shanghai Rongzhi Industry Co., Ltd. (the “Shanghai Rongzhi”) was set up to purchase the withdrawn shares of the shareholders in Shanghai Xiao-i, and thus Shanghai Rongzhi became the new shareholder of Shanghai Xiao-i. Pursuant to the VIE agreements, Shanghai Rongzhi signed Exclusive Call Option Agreement, Share Interest Pledge Agreement, and Power of Attorney Agreement separately with Zhizhen Technology and Shanghai Xiao-i on January 24, 2024. The provisions of these agreements are substantively consistent with the text of the VIE Agreements signed on March 29, 2019.

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

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions within the consolidated VIE:

Consolidated Balance Sheets Information

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$1,025,141	$890,365
Restricted cash	-	20,676
Accounts receivable, net	41,362,705	28,326,985
Amounts due from related parties	346,517	-
Inventories	768,216	67,826
Contract costs	2,012,309	1,691,293
Advance to suppliers	1,115,672	1,134,529
Deferred offering costs	1,330,902	-
Prepaid expenses and other current assets, net	460,850	1,665,653
Amount due from intercompany-current	-	748,183
Total current assets	48,422,312	34,545,510

Non-current assets:
Property and equipment, net	219,470	1,913,693
Intangible assets, net	637,114	212,445
Long-term investments	204,899	964,250
Right of use assets	865,399	173,879
Deferred tax assets, net	3,888,574	-
Prepaid expenses and other non-current assets	3,697,675	3,710,351
Amount due from related parties-non current	-	13,859,350
Total non-current assets	9,513,131	20,833,968

TOTAL ASSETS	$57,935,443	$55,379,478

Liabilities
Current liabilities:
Short-term borrowings	$18,784,459	$26,760,940
Accounts payable	9,180,532	13,210,566
Amount due to related parties-current	896,431	704,947
Deferred revenue	2,553,808	1,654,145
Accrued expenses and other current liabilities	17,006,680	13,295,209
Convertible loans	3,754,269	-
Lease liabilities, current	435,462	93,284
Amount due to intercompany-current	-	26,864,085
Total current liabilities	52,611,641	82,583,176

Non-current liabilities:
Amount due to related parties-non current	8,581,743	7,505,290
Accrued liabilities, non-current	5,391,664	5,153,803
Lease liabilities, non-current	300,974	61,471
Total non-current liabilities	14,274,381	12,720,564

TOTAL LIABILITIES	$66,886,022	$95,303,740

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Consolidated Statements of Operations and Comprehensive Income/(loss)

	For the years ended December 31,
	2021	2022	2023
Net Revenue	$32,524,013	$48,184,958	$59,165,258
Net income /(loss)	$3,365,002	$(5,969,762)	$(24,030,102)

Consolidated Cash Flows Information

	For the years ended December 31,
	2021	2022	2023
Net cash (used in)/provided by operating activities	$(11,887,122)	$(10,923,345)	$15,185,225
Net cash provided by/(used in) investing activities	77,259	(107,122)	(16,842,456)
Net cash provided by financing activities	12,192,952	10,757,306	1,322,448
Effect of exchange rate changes	101,728	(12,435)	200,007
Net change in cash, cash equivalents and restricted cash	$484,817	$(285,596)	$(134,776)

As of December 31, 2021, 2022 and 2023, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net liabilities of the VIE was $8,950,579 and $39,924,262 as of December 31, 2022 and 2023, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of the Company in normal course of business. Currently there is a contractual arrangement that would require the Company or its subsidiaries to provide financial support to the VIE. Under the Exclusive Business Cooperation Agreement signed on March 29, 2019 between WFOE and the VIE, WFOE will provide financial support to the VIE or the VIE’s subsidiaries in the event of a loss or serious operational difficulties during the validity term of this agreement.

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

(b).	Going concern

As of December 31, 2023, the Group had an accumulated deficit of $110,833,045 and negative working capital $19,607,862. In addition, for the years ended December 31, 2021, 2022 and 2023, the Group recorded an amount of net cash used in operating activities of $11,887,122, $10,923,346 and $15,789,498, respectively. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of borrowings from banks, related parties and third parties, and proceeds from equity financing to fund its operations and business development. To meet the cash requirements for the next 12 months from the issuance date of the consolidated financial statements, the Group obtained financial support from controlling shareholder, and are in plans to obtain further financing including borrowings from financial institutions. In addition, the Group is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create a synergy of resources. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. There can be no assurance that the Group will be successful in achieving strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not successful execute strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve intended business objectives.

The accompanying consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the consolidated financial statements.

(c).	Principles of consolidation

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

(d).	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, net realizable value of inventories, depreciable lives and recoverability of property and equipment, the realization of deferred income tax assets and other equity investments, transaction price allocation between software income and maintenance service income. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e).	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(f).	Restricted cash

Restricted cash amounting to $20,676 represents cash pledged with CHINA CITIC BANK as collateral for bank guarantee issued by the bank in respect of project performance. The restricted cash for the project that is expected to be completed within one year is classified as a current asset.

(g).	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. Before January 1, 2023, the Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $5,888,082 recognized as of January 1, 2023.

(h).	Contract costs

Contract costs represented the costs directly related to a contract with a customer including labor costs and direct materials used in fulfilling the contract and other allocations of costs that relate directly to the contract or to contract activities. The contract costs are determined principally by the specific identification method, and recognized as cost of revenues on a systematic basis that is consistent with the transfer to the customer of the related services.

(i).	Inventories

Inventories, primarily consisting of robot, displayer, server and software, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. There was nil, $154,664 and $557,518 of inventory write-down for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income/(loss).

(k).	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful lives
Software	5 years

(l).	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There was no impairment of long-lived assets for the years ended December 31, 2021, 2022 and 2023.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m).	Long-term investments

For an investee over which the Group holds less than 20% voting interest and has no ability to exercise significant influence, the investments are accounted for under the cost method.

For an investee over which the Group has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control, the Group accounted for those using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as share of losses of equity method investments in the consolidated statements of comprehensive income/(loss).

The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. There was nil, nil and $150,708 of impairment loss of long-term investment for the years ended December 31, 2021, 2022 and 2023, respectively.

(n).	Fair value measurement

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

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n).	Fair value measurement (cont.)

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

(o).	Commitments and contingencies

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

(p).	Revenue recognition

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

Technology development services

The technology development service provided to customers comprises: (1) development of new customized software and applications based on customers’ specifications and needs; and (2) functional customization development based on original software products sold. Pursuant to contract terms, customers can benefit from the software products sold and technology development services on their own, or with readily available resources, meanwhile the Group fulfils its performance obligations by transferring software products and technology development services independently. Therefore, the software products and technology development services are distinct performance obligations. The transaction prices for two performance obligations were determined separately in the contract, which also reflects their stand-alone selling price (“SSP”) respectively. Revenue is recognized at the point-in-time when the service is completed and the customer can benefit from it upon acceptance. Payments are made by the customers in multiple installments according to the payment schedule determined in the contract.

Maintenance and support service

Maintenance and support (“M&S”) service is provided for software products contracts and consists of unspecified future software updates, upgrades, and enhancements as well as technical product support services, and the provision of unspecified updates and upgrades on a when-and-if-available basis. Maintenance and support services are renewable, generally on an annual basis, at the option of the customer. Maintenance represents stand-alone obligations for which revenue is recognized ratably over the term of the arrangement.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p).	Revenue recognition (cont.)

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

The following table disaggregates the Group’s revenue for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
By revenue type
Sale of software products	$14,878,256	$3,547,113	$1,566,455
Sale of hardware products	75,011	46,295	75,363
Technology development service	9,246,992	16,419,889	7,839,700
M&S service	2,772,795	2,429,526	2,676,185
Sale of cloud platform products	5,550,959	25,742,135	47,007,556
Total	$32,524,013	$48,184,958	$59,165,259

Remaining performance obligations

Remaining performance obligations represent the transaction price of orders meeting the definition of a contract in the new revenue standard for which work has not been performed or has been partially performed and excludes unexercised contract options. The Company has elected to apply the practical expedient, which allows companies to exclude remaining performance obligations with an original expected duration of one year or less. The aggregate amount of the transaction price allocated to remaining performance obligations for such contracts with a duration of more than one year was approximately $265,290 at December 31, 2023. The Company expects to recognize revenue on approximately $187,995 and $71,861 of the remaining performance obligations over the next 12 and 24 months, respectively.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p).	Revenue recognition (cont.)

Contract balances

When the Group begins to deliver the products or services pursuant to the performance obligations in the contract, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The contract assets consist of accounts receivable and contract costs. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract costs are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. During the years ended December 31, 2021, 2022 and 2023, the Group recognized $10,885,731, $17,379,144 and $19,741,689 of contract costs as cost of revenues.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue amounted to $2,553,808 and $1,654,145 as of December 31, 2022 and 2023, respectively. During the years ended December 31, 2021, 2022 and 2023, the Group recognized $900,686, $1,545,866 and $1,800,557 revenue that was included in deferred revenue balance at January 1, 2021, 2022 and 2023, respectively.

(q).	Cost of revenues

Cost of revenues consists primarily of (i) purchased software, (ii) payroll, (iii) cloud hosting service fees, and other costs related to the business operation.

(r).	Research and development expenses

Research and development costs are expensed as incurred in accordance with ASC 730. Software development costs required to be capitalized under ASC 985-20. The Company determined that technology feasibility for the software product is not reached. There is no software development costs capitalized for the years ended December 31, 2021, 2022 and 2023. Research and development expenses consist primarily of (i) Software development costs, (ii) payroll and related expenses for research and development professionals, and (iii) depreciation and rental related to technology and development functions. Research and development expenses are expensed as incurred.

(s).	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) staff cost, rental and depreciation related to selling and marketing functions, and (ii) advertising costs and market promotion expenses. Advertising costs, which consist primarily of online advertisements, are expensed as incurred.

(t).	General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees, and (iii) other corporate expenses.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u).	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of comprehensive income/(loss) when the grant becomes receivable. The Group recognized government grants $853,011, $216,893 and $966,899 in other income, net for the years ended December 31, 2021, 2022 and 2023, respectively.

(v).	Employee benefits

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

(w).	Leases

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

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w).	Leases (cont.)

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

(x).	Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,123). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2021, 2022 and 2023, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y).	Value added tax (“VAT”)

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

(z).	Foreign currency translation

The consolidated financial statements are presented in United States dollars (“USD’’ or “$’’). The functional currency of certain of PRC subsidiaries is the Renminbi (“RMB’’).

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the reporting period. Capital accounts of the consolidated financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred. Transaction gains and losses are recorded in foreign currency exchange gain/(loss) in the consolidated statements of operations and comprehensive income/(loss). The rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.

	As of December 31,
	2022	2023
Period end RMB: USD exchange rate	6.8972	7.0999

	For the years ended December 31,
	2021	2022	2023
Average RMB: USD exchange rate	6.4508	6.7290	7.0809

(aa).	Non-controlling interest

For the Group’s majority-owned subsidiaries of VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group’s consolidated net income/(loss) on the consolidated statements of operation and comprehensive income/(loss) includes the net income/(loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s consolidated balance sheets.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(bb).	Statutory reserves

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

As of December 31, 2023, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Therefore, no appropriations from after tax profits were recognized for the years ended December 31, 2021, 2022 and 2023.

(cc).	Earnings (Loss) per share

Basic earnings/(loss) per share is computed by dividing net earnings/(loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

The Preferred Shares of the Company are non-convertible, and not entitled to any dividend right (See Note 11). Therefore, the Company does not consider the impact of Preferred Shares in the calculation of basic and diluted earnings/(loss) per share.

(dd).	Segment reporting

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

(ff).	Recent accounting pronouncements

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

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

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

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023
Accounts receivable	45,826,900	32,351,611
Allowance for credit losses	(4,464,195)	(4,024,626)
	$41,362,705	$28,326,985

The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $5,888,082 recognized as of January 1, 2023. The Group recorded credit losses of $270,649 and $2,149,176 for the years ended December 31, 2021 and 2022, respectively, and reversed credit losses of $5,108,723 for the year ended December 31, 2023.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

	As of December 31,
	2022	2023
Prepaid expenses and other current assets：
Receivables from third parties (1)	$359,994	$1,537,597
Rent deposits	13,629	13,310
Prepaid expenses (2)	-	2,671,937
Value-added tax (“VAT”) receivables	-	93,947
Receivables from disposal of long-term investment (4)	-	774,659
Others	87,231	142,103
Prepaid expenses and other current assets, gross	$460,854	$5,233,553
Credit losses provisions (1)	-	-
Prepaid expenses and other current assets, net	$460,854	$5,233,553
Prepaid expenses and other non-current assets:
Prepaid case acceptance fee (3)	$3,632,039	$3,598,769
Long-term receivables from third parties (5)	-	3,000,000
Others	65,636	401,588
Prepaid expenses and other non-current assets	3,697,675	7,000,357
Total	$4,158,529	$12,233,910

(1)	Receivables from third parties mainly includes funds lent to third parties. In October 2023, the Group entered into agreement to lend $774,659 to a third party, with maturity of one year and annual interest rate of 6.8%.

The Group established business partnership with some of the third parties and provided funds to support their business operation. Due to the third parties deteriorated financial position affected by COVID -19, the Group recorded credit losses expense for receivables from third parties of $1,380,331 and $nil for the years ended December 31, 2021 and 2022, respectively, and wrote off the receivables and credit losses provision during the year ended December 31, 2022. In 2023, the Group entered into settlement agreement with one of the third party, pursuant to which the Group was entitled to receive $1,151,860 from the third party to settle the receivable. The Group reversed the credit losses of $1,090,759 during the year ended December 31, 2023.

(2)	In March 2023, the Group appointed Lucky Panda Pte. Ltd to provide marketing solution, social media operations and public relationship services in respect to the Group’s business development in the Southeast Asia region, with a service period from April 1, 2023 to March 31, 2026. Therefore, the Group made a prepayment of $3 million for the service, including $1.8 million for the joint developing and creating of an AI content platform. The AI content platform was expected to be completed and delivered by the end of 2024, and prepayment of the business development related service will be settled based on the service rendered. For the year ended December 31, 2023, the Group recognized the settlement of $610,000 into promotional service expenses.

(3)	Prepaid case acceptance fee is the expense paid by the plaintiff in advance according to PRC law when the court decides to accept civil cases, economic dispute cases, maritime cases and administrative cases. The court charged the case acceptance fee of US$3.6 million in proportion to the claim amount of the lawsuit between the Group and Apple. The claim amount was RMB 10 billion, approximately US$1,408 million. The lawsuit is not expected to close within the one year and the amount is recognized in non-current portion of prepaid expenses.

(4)	In September 2023, the Group entered into an agreement with a third party to transfer 11% of the shares of Zhizhen Guorui held by the Group with a total consideration of RMB5,500,000 (equivalent to US$774,659), and recognized a gain on disposal of US$44,297.

(5)	In March 2023, the Group entered into agreement to lend $3 million to Tackle Finance Limited, with maturity of one year and annual interest rate of 5%.

As of December 31, 2022 and 2023, the Group wrote off receivables from third parties of $2,201,448 and $22,342, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2022	2023
Electronic equipment	$168,937	$243,848
Office equipment	240,788	2,145,822
Leasehold improvement	63,683	183,092
Less: accumulated depreciation	(253,938)	(447,133)
Property and equipment, net	$219,470	$2,125,629

Depreciation expense was $65,160, $78,831 and $244,028 for the years ended December 31, 2021, 2022 and 2023, respectively.

6.	INTANGIBLE ASSETS, NET

	As of December 31,
	2022	2023
Software	$1,009,425	$1,021,673
Less: accumulated amortization	(372,311)	(809,228)
Intangible asset, net	$637,114	$212,445

For the years ended December 31, 2021, 2022 and 2023, amortization expense amounted to $107,895, $103,438 and $448,747, respectively. Future estimated amortization expense of intangible assets is as follows:

2024	$66,707
2025	34,221
2026	33,536
2027	33,531
2028	29,911
Thereafter	14,539
Total	$212,445

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LONG-TERM INVESTMENTS

Long-term investments consist of investments in privately held companies. The following table sets forth the changes in the Group’s long-term investments:

	As of December 31, 2022		As of December 31, 2023
	$	Interest %	$	Interest %
Equity method investments
Zhizhen Guorui (1)	2,647,593	37%	1,686,208	26%
Shanghai Shenghan (2)	204,899	16.56%	-	-
Total	2,852,492		1,686,208

Long-term investment without readily determinable fair value
Shanghai Shenghan (2)	-	-	48,744	16.56%
Jiaxing Yuanbeibei (3)	-	-	704,235	1.82%
Shanghai Bangtu (4)	-	-	211,271	5%
Total	-		964,250

(1)	IIn February 2022, the Group entered into agreements with third parties to establish Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. (“Zhizhen Guorui”) with a total consideration of $2.9 million. According to the investment agreement, Zhizhen Guorui’s board of directors consists of 5 directors, two of whom is appointed by the Group. Therefore, the Group recognized it as long-term equity investment and measured under equity method since the Group had the ability to exercise significant influence over Zhizhen Guorui. In September 2023, the Group entered into an agreement with a third party to transfer 11% of the shares of Zhizhen Guorui held by the Group for a total consideration of RMB5,500,000 (equivalent to US$774,659) and recognized a gain on disposal of US$44,297. Due to the unchanged structure of the board of directors, the Group still had the ability to exercise significant influence over Zhizhen Guoru.

(2)	In September 2015, the Group signed an investment agreement to acquire 20% of the shares of Shanghai Shenghan Information Technology Co., Ltd (“Shanghai Shenghan”) for RMB 5 million, of which the registered capital of RMB 125,000 was subscribed. In January 2018, with the addition of new investors to the investee, Xiao-i’s shareholding percentage in Shanghai Shenghan was diluted to 17.6%. In June 2020, with the capital injection of Wuxi Zhixin Integrated Circuit Investment Center (Limited Partnership), Xiao-i’s shareholding in Shanghai Shenghan was once again diluted to 16.56%. According to the investment agreement, Shanghai Shenghan’s board of directors consists of 3 directors, one of whom is appointed by the Group. Therefore, the Group recognized it as long-term equity investment and measured under equity method since the Group had the ability to exercise significant influence over Shanghai Shenghan as of December 31, 2022. As of December 31, 2023, the board of directors of Shanghai Shenghai changed to 7 members, one of whom is appointed by the Group. The Group concluded that the long-term investment of Shanghai Shenghan should not be accounted for under equity method any more. As Shanghai Shenghan is a private held company without observable changes in fair value, the Group elected to use the alternative measurement without readily determinable fair value.

(3)	In May 2023, the Group subscribed 1.82% of the shares of Jiaxing Yuanbeibei Technology Co., Ltd. (“Jiaxing Yuanbeibei”) with the consideration of $704,235. The investment was accounted for at cost less impairments, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Jiaxing Yuanbeibei is a privately held company without readily determinable fair value.

(4)	In July 2023, the Group subscribed 5% of the shares of Shanghai Bangtu Information Technology Co., Ltd. (“Shanghai Bangtu”) with the consideration of $211,271. The investment was accounted for at cost less impairments, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Shanghai Bangtu is a privately held company without readily determinable fair value.

The Group recognized its share of loss of $156,630, $143,181, and $155,734 in investment losses for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group recognized impairment loss of long-term investment of nil, nil and $150,708 for the years ended December 31, 2021, 2022 and 2023, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SHORT-TERM BORROWINGS

As of December 31, 2022 and 2023, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest Rate	Maturity (Months)	Principal	As of December 31, 2022	As of December 31, 2023
			USD	USD	USD
Short-term borrowings:
Beijing Bank	4.50%	October, 2024	2,816,941	-	2,816,939
China Construction Bank (1)	3.65%	February, 2024	2,112,706	-	2,112,706
Shanghai Bank (1)	4.00%	November, 2024	2,112,706	-	2,112,706
Agricultura Bank of China (1)	3.45%	April, 2024	1,971,859	-	1,971,859
Agricultura Bank of China (1)	3.45%	May, 2024	1,690,165	-	1,690,165
Shanghai Rural Commercial Bank	3.30%	October, 2024	1,408,471	-	1,408,471
Bank of Ningbo	4.30%	July, 2024	1,408,471	-	1,408,471
Bank of Ningbo	4.30%	August, 2024	1,408,471	-	1,408,471
Bank of Jiangsu (1)	4.50%	July, 2024	1,408,471	-	1,408,471
Bank of Jiangsu (1)	4.50%	October, 2024	1,408,471	-	1,408,471
Agricultura Bank of China (1)	3.35%	July, 2024	1,408,471	-	1,408,471
Shanghai Bank (3)	4.65%	January, 2024	1,408,471	-	1,408,471
Shanghai Bank (3)	4.65%	January, 2024	1,267,623	-	1,267,623
Agricultura Bank of China (1)	3.35%	May, 2024	845,082	-	845,082
Shanghai Minhang Shangying Bank	5.50%	January, 2024	704,235	-	704,235
Bank of Nanjing (2)	5.50%	June, 2024	704,235	-	704,235
Bank of Nanjing (2)	5.50%	July, 2024	704,235	-	704,235
Agricultura Bank of China (1)	3.45%	March, 2024	704,235	-	704,235
Shanghai Bank (1)	4.00%	November, 2024	704,235	-	704,235
Agricultura Bank of China (1)	3.45%	March, 2024	422,541	-	422,541
Shanghai Bank (3)	4.65%	January, 2024	140,847	-	140,847
Agricultura Bank of China	3.45%	April, 2023	2,029,809	2,029,809	-
Agricultura Bank of China	2.70%	May, 2023	1,449,864	1,449,864	-
Agricultura Bank of China	3.45%	June, 2023	1,449,864	1,449,864	-
Bank of Jiangsu	4.60%	October, 2023	1,449,864	1,449,864	-
CHINA CITIC BANK	4.65%	August, 2023	1,448,414	1,448,414	-
CHINA CITIC BANK	4.65%	September, 2023	1,448,414	1,448,414	-
Shanghai Bank	5.20%	January, 2023	1,304,877	1,304,877	-
Shanghai Bank	4.65%	October, 2023	1,304,877	1,304,877	-
Agricultura Bank of China	4.00%	March, 2023	1,159,891	1,159,891	-
Agricultura Bank of China	2.70%	May, 2023	1,159,891	1,159,891	-
Shanghai Bank	4.65%	November, 2023	869,918	869,918	-
Shanghai Bank	4.65%	November, 2023	724,932	724,932	-
Bank of Nanjing (2)	5.50%	June, 2023	724,932	724,932	-
Bank of Nanjing (2)	5.50%	July, 2023	724,932	724,932	-
Bank of Ningbo	5.35%	June, 2023	724,932	724,932	-
China Merchants Bank (2)	5.05%	August, 2023	704,634	664,062	-
Shanghai Bank	5.20%	January, 2023	144,986	144,986	-
Total				18,784,459	26,760,940

(1)	These borrowings are pledged by the intellectual property owned by Shanghai Xiao-I.

(2)	These borrowings are guaranteed by Guizhou Xiao-I.

(3)	These borrowings are pledged by the intellectual property owned by Shanghai Xiao-I, and guaranteed by Zhizhen Zhilian Artificial Intelligence Technology (Shanghai) Co., Ltd., the subsidiary of the Group, and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs.

The interest expense of short-term borrowings were $625,176, $651,287 and $915,444 for the years ended December 31, 2021, 2022 and 2023, respectively. The weighted average interest rates of short-term loans outstanding were 4.73% and 4.15% per annum as of December 31, 2022 and 2023, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	CONVERTIBLE LOANS

From May to September 2021, the VIE entered into loan agreements with third parties, pursuant to which the VIE has the option to deliver either ordinary shares or cash to pay the debt upon the closing of an Initial Public Offering (“IPO”). In March, 2023, the Company completed its initial public offering and was listed on the Nasdaq Global Market while the enterprise market value did not meet the agreed criteria. The VIE made full repayment of the loans and interest of convertible loans in 2023.

	Annual Interest Rate	Convertible shares	Maturity (Months)	As of December 31, 2022	As of December 31, 2023
				USD	USD
Convertible loans:
Fumei Shi	15.00%	73,719	April, 2023	1,449,863	-
Guoqiang Chen	12.00%	22,116	May, 2023	869,918	-
Sunny Concord International Ltd	15.00%	36,860	May, 2023	782,049	-
Senbiao Hu	15.00%	18,430	April, 2023	362,466	-
Jun Xu	15.00%	14,744	May, 2023	289,973	-
Total		165,869		3,754,269	-

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2022	2023
Accrued expenses and other current liabilities:
Loan from third parties (1) (2)	$6,485,125	$5,025,898
Payroll payable	4,722,793	3,167,979
Other tax payable	2,852,728	3,204,557
Interest payable	2,054,136	355,605
Professional service fees payable	-	161,799
Others	891,931	2,022,415
Accrued expenses and other current liabilities	$17,006,713	$13,938,253
Accrued liabilities, non-current：
Long-term loan from third parties (2)	3,303,986	2,667,206
Litigation related payable (3)	4,769,926	4,634,577
Others	-	457,691
Accrued liabilities, non-current	8,073,912	7,759,474
TOTAL	$25,080,625	$21,697,727

(1)	Loan from third parties mainly consisted of the unsecured borrowings from third parties for ordinary business operation. For the borrowings, the interest rates range from 3.8% to 25.55% per annum and the interest expenses were $815,994, $1,013,209 and $633,942 for the years ended December 31, 2021, 2022 and 2023. The borrowings are payable on demand.

(2)	Long-term loan from a third party was primarily consisted of:

(i)	Long-term loan for the purpose of investing in Zhizhen Guorui (Note 7) in February 2022, amounted to $2,605,671 as of December 31, 2023, with free interest rate in the first three years. The loan is due in five years, and if Zhizhen Guorui declares any cash dividend to the Group, the cash dividend would become the source to repay the loan in the first priority. The Group will repay the loan on the due day.

(ii)	In October 2022, the Group entered into an exclusive license agreement with a third party, under which the term of exclusive license was 2 years, and the third party should pay the license fee of $1,408,471 (RMB10 million) to the Group upon the effectiveness of the agreement. Meanwhile, the same party entered into the agreement to grant the exclusive right to use these patents to the Group for 2 years at the consideration of $61,792 per month, aggregating $1,482,997 (RMB10.5 million). The patents under the agreements were pledged to the third party. The transaction was substantially loan from the third party with the patents pledged. The Group accounted for $1,408,471 (RMB10 million) as the principal of the loan from the third party, and the interests were calculated under effective interest method. In November 2022, the Group entered into another exclusive license agreement with the same party in the similar form to obtain another $1,379,063 (RMB10 million) loan, which was received in 2023. As of December 31, 2023, the Group recorded $1,323,029 as current portion, and $61,535 as non-current portion, respectively.

(3)	Litigation related payable mainly consisted of the litigation fee for the lawsuit between the Group and Apple paid by the third parties on behalf of the Group.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	EQUITY

Initial Public Offering

In March, 2023, the Company completed its initial public offering and was listed on the Nasdaq Global Market under the symbol “AIXI”. 5,700,000 American depositary shares (each, an “ADS”, collectively, “ADSs”), each represents one-third of an ordinary shares, was issued at a price of $6.8 per share for net proceeds of $33.11 million, after deducting underwriting discounts, commissions and other offering expense of $5.65 million. After the initial public offering, there were 24,015,592 ordinary shares outstanding, with par value of $0.00005.

Issuance of Preferred Shares

On December 13, 2023, the Company issued 3,700,000 preferred shares (“Preferred Shares”), each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes to ZunTian Holding Limited (“ZunTian”), an existing shareholder of the Company. (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”), who is also the Chief Executive Officer (the “CEO”) and Chairman of the Company. As a result of this Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of the Company, leading to a change in control under Nasdaq Global Market listing rules and resulting in the Company becoming a controlled company under those rules.

The fair value of the 3.7 million Preferred Shares is $730.93, equivalent to $0.0001975 per share. The rights of Preferred Shares are as follows:

(1)	each Preferred share confer on the holder thereof the right to twenty (20) votes and holders of the Preferred Shares shall at all times vote together with holders of ordinary shares of the Company as one class on all resolutions submitted to a vote by the members of the Company save where a separate class meeting is required by law;

(2)	the Preferred Shares shall not confer any other rights, including, without limitation, dividend or liquidation rights or any other financial or economic rights;

(3)	the Preferred Shares shall be non-convertible, non-redeemable, and non-transferable, except as otherwise resolved by the Board of Directors of the Company; and

(4)	for the avoidance of doubt, save and except for the rights, preference, privileges and restrictions set out in (1) to (3) above, the Preferred Shares shall not have any other rights and restrictions.

The Company recognized the Preferred Shares as permanent equity, and the consideration excess of the par value was recognized as additional paid-in capital.

12.	TAXATION

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

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION (cont.)

PRC

Generally, the Group’s WFOE, VIE and subsidiaries of VIE, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Shanghai Xiao-i, were approved as a HNTE and is eligible to enjoy a preferential tax rate of 15% beginning 2021 and renewing the HNTE every three years. In November 2023, Shanghai Xiao-i renewed the HNTE, which allows Shanghai Xiao-I to enjoy a preferential tax rate of 15% from 2023 to 2026 to the extent it has taxable income under the EIT Law.

Guizhou Xiao-I was qualified as an eligible software enterprise before the income tax year-end final settlement in 2017. As a result of this qualification, it is entitled to a tax holiday of a full exemption for the years ended December 31, 2017 and 2018, in which its taxable income is greater than zero, followed by a three-year 50% exemption. In 2022, the tax holiday has expired and Guizhou Xiao-I renewed qualification of HNTE, which allows Guizhou Xiao-i to enjoy a preferential tax rate of 15% from 2022 to 2025.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and the VIE and subsidiaries of the VIE’s tax years 2018 through 2023 remain open to examination by the taxing jurisdictions. According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises is no more than 10 years. Carryback of losses is not permitted.

The income tax provision consists of the following components:

	For the years ended December 31,
	2021	2022	2023
Current income tax expenses	$17,687	$2	$-
Deferred income tax expenses	534,668	660,653	3,787,692
Total income tax expenses	$552,355	$660,655	$3,787,692

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2021	2022	2023
Income/(loss) before income tax	$3,917,357	$(5,344,659)	$(23,218,076)
Income/(loss) tax expense at statutory tax rate	979,339	(1,336,164)	(5,804,519)
Additional deduction for R&D expenses	(1,005,733)	(1,087,622)	(11,671,270)
Investment loss/(income)	39,158	35,795	(18,886)
Non-deductible expenses	41,679	278,277	222,400
Tax effect of tax rate in a different jurisdiction	134,570	51,119	139,523
Effect of preferential tax rates	(356,448)	5,259	7,904,562
Deferred tax effect of tax rate change	-	538,660	-
Change in valuation allowance	719,790	1,697,503	15,011,112
Write-off of NOL	-	477,828	78,655
Recognized of NOL due to tax filling difference	-	-	(2,073,885)
Income tax expense	$552,355	$660,655	$3,787,692

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION (cont.)

The significant components of the net deferred tax assets are summarized below:

	As of December 31,
	2022	2023
Deferred tax assets:
Tax losses	$4,475,379	$15,339,438
Allowance for credit losses	1,053,028	1,129,390
Accrued expenses	716,673	483,729
Written-down of inventories	301,150	375,956
Non-deductible education expense	756	733
Lease liabilities	112,203	586,582
Amortization of intangible assets	972,696	1,155,389
Valuation allowance	(3,611,707)	(18,479,549)
Total deferred tax assets	$4,020,178	$591,668
Deferred tax liabilities:
Right-of-use assets	(131,604)	(591,668)
Deferred tax assets, net	$3,888,574	$-

As of December 31, 2022 and 2023, the Group had net operating loss carryforwards of approximately $28,198,108 and $103,051,391, respectively, which arose from the Group’s subsidiaries, the VIE and the VIE’s subsidiaries established in the PRC and Hong Kong. As of December 31, 2022 and 2023, deferred tax assets from the net operating loss carryforwards amounted to $4,475,379 and $15,339,438, respectively. Due to the Group’s history of recurrent losses, the management did not expect the subsidiaries of VIE will generate enough profit to utilize the deferred tax assets in the future. The Group has recognized an addition to the valuation allowance of $810,159, $1,723,347 and $15,013,296 for the years ended December 31, 2021, 2022 and 2023, respectively.

Changes in valuation allowance are as follows:

	As of December 31,
	2022	2023
Balance at the beginning of the year	$2,685,373	$3,611,707
Current year addition	1,723,347	15,013,296
Current year reduction	(25,844)	(2,184)
Deferred tax effect of tax rate change	(538,660)	-
Exchange rate effect	(232,509)	(143,270)
Balance at the end of the year	$3,611,707	$18,479,549

As of December 31, 2023, net operating loss carryforwards from PRC will expire, if unused, in the following amounts:

2024	$886,628
2025	370,362
2026	834,069
2027	494,097
2028	3,390,913
Thereafter	91,810,681
Total	$97,786,750

As of December 31, 2023, net operating loss from HK will carry forward indefinitely, in the following amounts:

Net operating loss carryforwards indefinitely	5,264,641
Total	$5,264,641

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	LEASES

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

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2022	2023
Right-of-use Assets	$865,399	$2,431,475

Lease payment liabilities-current	(435,462)	(929,755)
Lease payment liabilities- non-current	(300,974)	(1,473,950)
Total	$(736,436)	$(2,403,705)

The weighted-average discount rate for the operating lease was 4.75%, 4.83% and 5.00% as of December 31, 2021, 2022 and 2023. The amortization expenses of right-of-use assets were $1,087,035, $712,844 and $615,968 for the years ended December 31, 2021, 2022 and 2023.

For the years ended December 31, 2021, 2022 and 2023, the lease expense was as follows:

	For the years ended December 31,
	2021	2022	2023
Operating leases cost excluding short-term rental expense	$1,207,920	$739,582	$698,455
Short-term lease cost	8,991	51,274	22,504
Total	$1,216,911	$790,856	$720,959

The following is a schedule of future minimum payments under our operating leases:

For the year ended December 31,	Operating Leases
2024	$1,032,282
2025	996,455
2026	544,718
Total lease payments	2,573,455
Less: imputed interest	(169,750)
Total	$2,403,705

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations, the Group’s VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2022 and 2023, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s VIE and VIE’s subsidiaries, that are included in the Group’s consolidated net assets were approximately $75,858,780 and $72,416,973, respectively.

15.	RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Zhejiang Baiqianyin Network Technology Co., Ltd (“Zhejiang Baiqianyin”)	An entity which has a common director of the Board of Directors with the Group
2	Shanghai Shenghan	An entity which the Group holds 16.56% equity interests
3	Shanghai Aoshu Enterprise Management Partnership (Limited Partnership) (“Shanghai Aoshu”)	An entity which is the Group’s employee stock ownership platform, and has a common director of the Board of Directors with the Group
4	Jiaxing Sound Core Intelligent Technology Co., LTD	An entity which Shanghai Shenghan holds 20% equity interests
5	Hui Yuan	Chairman of the board, one of the major shareholders holding 13.56% equity interests of the Company
6	Tianjin Haiyin Equity Investment Fund Partnership (Limited Partnership) (“Tianjin Haiyin”)	A significant shareholder holding 5.18% equity interests of the Company
7	Jiaxing Chiyu Investment Partnership (limited Partnership)	A significant shareholder holding 5.44% equity interests of the Company
8	Haiyin Capital Investment (International) Limited	A subsidiary of Tianjin Haiyin
9	Zhizhen Guorui	An entity which the Group holds 26% equity interests
10	Weng wei	CFO of the Company
11	Shanghai Machinemind Intelligent Technology Co., Ltd.	An entity which the Group holds 18% equity interests

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	RELATED PARTY TRANSACTIONS (cont.)

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of December 31,
	2022		2023
Due from related parties-current	$		$
Accounts receivable
Zhejiang Baiqianyin (a)		48,860		-

Other receivables
Zhejiang Baiqianyin (b)		297,657		-
Shanghai Aoshu (c)		20,377		19,796
Credit losses provisions		(20,377)		(19,796)
Subtotal-due from related parties-current		346,517		-

Due from related parties-non current
Other receivables
Zhizhen Guorui (d)		$-		$13,859,350
Subtotal-due from related parties-non current		-		13,859,350
Total		$346,517		$13,859,350

(a).	In April 2023, the Group collected accounts receivable from Zhejiang Baiqianyin;

(b).	Other receivable from Zhejiang Baiqianyin consists of the interest-free borrowings for ordinary business. In April 2023, the Group collected other receivables from Zhejiang Baiqianyin;

(c).	Other receivable from Shanghai Aoshu was the payment to an employee on behalf of Shanghai Aoshu. For the year ended December 31, 2022, the Group made full provision of receivables from Shanghai Aoshu;

(d).	On March 31, 2023, the Group entered into agreement to provide a loan to Zhizhen Guorui, an equity investment of the Group, with a maximum amount of $14,084,705 (RMB100.0 million) and interest-free. As of December 31, 2023, the actual loan provided by the Group to Zhizhen Guorui amounted to $13,859,350 (RMB98.4 million). The Group considers the repayment of loan to Zhizhen Guorui will be extended to more than one year.

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2022	2023
Due to related parties-current
Accounts payable
Shanghai Shenghan	$201,465	$83,036
Jiaxing Sound Core Intelligent Technology Co., LTD	32,622	-
Zhizhen Guorui	97,868	71,735

Interest-free loans (d)
Jiaxing Chiyu Investment Partnership (limited Partnership)	$434,959	$422,541
Haiyin Capital Investment (International) Limited	129,517	127,635
Subtotal-due to related parties-current	896,431	704,947

Due to related parties-non current
Hui Yuan(e)	$8,581,743	$7,905,290
Subtotal-due to related parties-non current	8,581,743	7,905,290
Total	$9,478,174	$8,610,237

(d)	The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.

(e)	Hui Yuan provided several interest-free loans to the Group for its daily operation needs before 2022. In 2023, the Group entered into agreement with Hui Yuan to establish an annual interest rate for the outstanding loans. The interest shall be calculated at an annual rate of 6.8% based on the actual number of days used from January 1, 2023. The maturity of the loans from Hui Yuan will be extended based on mutual consent. As of December 31, 2022 and 2023, the corresponding balance due to Hui Yuan was $8,581,743 and $7,505,290, respectively.

In December 2023, the Group entered into another loan agreement with Hui Yuan to borrow $400,000 for daily operation with an annual interest rate of 3.45%.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	RELATED PARTY TRANSACTIONS (cont.)

Significant transactions with related parties

	For the years ended December 31,
Nature	2021	2022	2023
Software and service income
Zhejiang Baiqianyin	$286,875	$-	$-

Technology service fee payable			-
Shanghai Shenghan	$465,058	$-	$-
Zhizhen Guorui	-	100,315	661,010

Technology service fee paid
Shanghai Shenghan	$-	$-	$112,980
Zhizhen Guorui			684,412

Loans from related parties
Hui Yuan	$-	$-	$400,000

Interest-free loans from related parties
Zhejiang Baiqianyin	$5,782,216	$1,783,326	$290,076
Hui Yuan	9,696,450	532,026	-
Haiyin Capital Investment (International) Limited	126,744	-	-
Jiaxing Chiyu Investment Partnership (limited Partnership)	775,097	-	-
Tianjin Haiyin	310,038	-	-
Weng Wei	74,409	-	-

Interest-free loans repayment to related parties
Zhejiang Baiqianyin	$5,470,627	$1,788,230	$141
Jiaxing Chiyu Investment Partnership (limited Partnership)	-	297,221	-
Hui Yuan	899,111	169,416	1,355,760
Jiaxing Sound Core Intelligent Technology Co., LTD	-	59,444	31,776
Shanghai Shenghan	139,517	-	-
Weng Wei	74,409	-	-
Tianjin Haiyin	310,038	-	-

Return of inventories to a related party
Shanghai Shenghan	$-	$239,330	$-

Interest-free loans to a related party
Zhizhen Guorui	$-	$-	$13,896,539

Debt relief
Shanghai Machinemind Intelligent Technology Co., Ltd.	$-	$72,819	$-

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the Years ended December 31,
	2021		2022		2023
Percentage of the Group’s total revenue	Amount	%	Amount	%	Amount	%
Customer A	3,363,631	10.3%	9,824,275	20.4%	17,311,971	29.3%
Customer B	13,384,613	41.2%	5,364,265	11.1%	-	-
Customer C	-	-	4,980,628	10.3%	6,297,152	10.6%
Customer D	-	-	*	*	7,354,358	12.4%

*	represent percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2022		2023
Percentage of the Group’s accounts receivable, net	Amount	%	Amount	%
Customer A	5,279,171	12.8%	6,546,593	23.1%
Customer B	12,801,742	30.9%	-	-
Customer C	4,175,607	10.1%	-	-
Customer D	4,523,575	10.9%	3,996,508	14.1%
Customer E	-	-	4,913,290	17.3%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the Years ended December 31,
	2021		2022		2023
Percentage of the Group’s total purchase	Amount	%	Amount	%	Amount	%
Supplier A	3,756,094	73.8%	11,475,851	34.6%	23,547,294	37.6%
Supplier B	-	-	7,281,914	21.9%	-	-
Supplier C	-	-	3,402,612	10.3%	12,974,197	20.7%
Supplier D	-	-	-	-	7,999,350	12.8%
Supplier E	-	-	-	-	9,303,874	14.9%

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Group leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year was included in Note 13.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

On August 3, 2020, Shanghai Xiao-i filed a lawsuit with the High People’s Court of Shanghai in China, against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding that Apple cease its infringement of Shanghai Xiao-i’s intelligent assistant patent (ZL200410053749.9 invention patent) by its Siri (intelligent assistant) (the “Patent Infringement Case”). The lawsuit seeks various remedies, including but not limited to, requiring Apple to stop manufacturing, using, offering to sell, selling or importing products that infringe Shanghai Xiao-i’s patent, and a temporary claim amount of 10 billion yuan (RMB). On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-i against Apple. On September 4, 2021, Shanghai Xiao-i filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-i’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-i with the Shanghai High People’s Court, requesting confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and ordered Shanghai Xiao-i to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million temporarily. On January 29, 2024, the Shanghai High Court decided to merge the above two cases for trial, and they are currently under review. On March 27, 2023, the Beijing Intellectual Property Court notified that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-i, regarding the 58271 and 58272 Review Decision of Request for Invalidation. As of the date of this annual report, the Patent Infringement Case is still pending.

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of these consolidated financial statements.

18.	SUBSEQUENT EVENTS

2023 Share Incentive Plan

On January 3, 2024 (the “Grant Date”), the Company granted Hui Yuan, its CEO, the right and option to purchase 1,446,936 American Depository Shares of the Company, at an Exercise Price of US$2.07 per share. The options will vest in one-third increments annually over three years starting from the first anniversary of the Grant Date under the Company’s 2023 Share Incentive Plan. In addition, the CEO and the Chief financial Officer (“CFO”), Wei Weng, were each awarded 50,000 and 30,000 Restricted Share Units (the “RSUs”), respectively (the “Award”). Each RSU represents the right to receive one American Depository Share of the Company and fully vested upon grant. The Award payout shall be made to both executives in a lump sum as soon as practicable but no later than two and a half months following each vesting date which coincides with the Grant Date.

Proceeds of bank borrowings

From January to April, 2024, the Group obtained short-term borrowings from banks of aggregating $10,984,662, including $7,464,894 of bank borrowings that were pledged with patents.

The Group has evaluated subsequent events through April 30, 2024, the date of issuance of the revised consolidated financial statements, and noted that there are no other subsequent events.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the parent Company.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2022	2023
ASSETS
Cash and cash equivalents	$1,104	$1,889
Investment income in subsidiaries	-	-
Prepaid expenses and other current assets, net	2	2,493,301
Amount due from intercompany-current	-	17,656,465
TOTAL ASSETS	$1,106	$20,151,655

LIABILITIES
Accounts payable	$-	$34,277
Accrued expenses and other current liabilities	-	347,014
Investment deficit in subsidiaries	5,887,042	24,469,459
Amount due to intercompany-current	-	164,593
TOTAL LIABILITIES	$5,887,042	$25,015,343

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 22,115,592 shares and 24,015,592 shares issued and outstanding as of December 31,2022 and December 31, 2023, respectively)	$1,106	$1,201
Preferred shares (par value of $0.00005 per share; nil and 3,700,000 preferred shares authorized as of December 31, 2022 and 2023, respectively; nil and 3,700,000 preferred shares issued and outstanding as of December 31, 2022 and 2023, respectively)	-	185
Additional paid-in capital	75,621,294	108,729,047
Statutory reserve	237,486	237,486
Accumulated deficit	(78,483,156)	(110,833,045)
Accumulated other comprehensive loss	(3,262,666)	(2,998,562)
Total shareholders’ deficit	$(5,885,936)	$(4,863,688)

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Years ended December 31,
	2021	2022	2023
Operating expenses:
Selling expenses	$-	$-	$(811,129)
General and administrative expenses	-	-	(1,496,239)
Other income	-	-	161,408
Share of loss in subsidiaries and VIEs	3,677,813	(5,898,535)	(24,315,847)
Income/(Loss) before income tax provision	3,677,813	(5,898,535)	(26,461,807)
Provision for income tax	-	-	-
Net Income/(loss)	$3,677,813	$(5,898,535)	$(26,461,807)

PARENT COMPANY STATEMENTS OF CASH FLOW

	Years ended December 31,
	2021	2022	2023
Net cash used in operating activities	$-	$(1)	$(21,749,842)
Net cash used in investing activities	-	-	(13,000,000)
Net cash provided by financing activities	-	-	34,750,627
Net cash inflow	$-	$(1)	$785