Form 20-F
period 2024-12-31
Xiao-I Corp
filed 2025-05-15
CIK 1935172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Copies to:
Laura Hemmann, Esq.
iTKG Law LLC
100 Corporate Dr,
Lebanon, New Jersey 08833
Phone: +1 (835)-222-4854

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
American Depositary Shares, each representing three Ordinary Shares, par value $0.00005 per share	AIXI	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

31,949,038 Ordinary Shares, par value $0.00005 per share

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context requires otherwise, the reference in this annual report to:

●	“Xiao-I” or the “Company” or “we” or “us” is to Xiao-I Corporation, an exempted company with limited liability incorporated under the laws of Cayman Islands;

●	“AI Plus” is to AI Plus Holding Limited, organized under the law of British Virgin Islands, as Xiao-I’s intermediate holding company;

●	“Xiao-I Technology” is to Xiao-I Technology Limited, organized under the law of Hong Kong, which is wholly owned by AI Plus;

●	“WFOE” is to Zhizhen Artificial Technology (Shanghai) Company Limited (“Zhizhen Technology”), a limited liability company established and existing under the laws of the PRC, which is wholly owned by Xiao-I Technology;

●	“Shanghai Xiao-I” or the “VIE” is to Shanghai Xiao-I Robot Technology Co., Ltd., a company limited by shares established and existing under the laws of the PRC;

●	“the PRC operating entities” refers to the VIE, Shanghai Xiao-I, and its subsidiaries;

●	“Memorandum and Articles of Association” means the amended and restated memorandum of association (“Memorandum”) and the amended and restated articles of association (“Articles of Association”) of Xiao-I;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and excluding Taiwan for the purposes of this annual report only; the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Mainland China”, “mainland of PRC” or “mainland PRC” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only; the term “mainland Chinese” has a correlative meaning for the purpose of this annual report;

●	“PRC government”, “PRC regulatory authorities”, “PRC authorities”, “PRC governmental authorities”, “Chinese government”, “Chinese authorities” or “Chinese governmental authorities” is to the government of mainland China for the purposes of this annual report only; and the similar wordings have a correlative meaning for the purpose of this annual report;

●	“PRC laws and regulations”, “PRC laws”, “laws of PRC”, “Chinese laws and regulations” or “Chinese laws” are to the laws and regulations of mainland China; and the similar wordings have a correlative meaning for the purpose of this annual report;

●	“Ordinary Shares” are to the ordinary shares of the Company, par value US$0.00005 per share;

●	“$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars;

●	“RMB” and “¥” are to Renminbi;

●	“Companies Act” is to the Companies Act (As Revised) of the Cayman Islands.

●	“ADSs” refer to Xiao-I’s American depositary shares, each of which represents three Ordinary Shares.

Xiao-I is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, Xiao-I conducts a substantial majority of its operations through Shanghai Xiao-I Robot Technology Co., Ltd. (“Shanghai Xiao-I”), a variable interest entity (the “VIE”), in the People’s Republic of China, or “PRC” or “China.” Investors in Xiao-I’s ADSs should be aware that they may never hold equity interests in the VIE, but rather purchasing equity interests solely in Xiao-I, the Cayman Islands holding company, which does not own any of the business in China conducted by the VIE and the VIE’s subsidiaries (“the PRC operating entities”). Xiao-I’s indirect wholly owned subsidiary, Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd. (“Zhizhen Technology” or “WFOE”) entered into a series of contractual arrangements that establish the VIE structure (the “VIE Agreements”). The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Xiao-I has evaluated the guidance in FASB ASC 810 and determined that Xiao-I is the primary beneficiary of the VIE, for accounting purposes, based upon such contractual arrangements. ASC 810 requires a VIE to be consolidated if the company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. A VIE is an entity in which a company or its WFOE, through contractual arrangements, is fully and exclusively responsible for the management of the entity, absorbs all risk of losses of the entity (excluding non-controlling interests), receives the benefits of the entity that could be significant to the entity (excluding non-controlling interests), and has the exclusive right to exercise all voting rights of the entity, and therefore the company or its WFOE is the primary beneficiary of the entity for accounting purposes. Under ASC 810, a reporting entity has a controlling financial interest in a VIE, and must consolidate that VIE, if the reporting entity has both of the following characteristics: (a) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance; and (b) the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE. Through the VIE Agreements, the Company is deemed the primary beneficiary of the VIE for accounting purposes. The VIE has no assets that are collateral for or restricted solely to settle its obligations. The creditors of the VIE do not have recourse to the Company’s general credit. Accordingly, under U.S. GAAP, the results of the PRC operating entities are consolidated in Xiao-I’s financial statements. However, investors will not and may never hold equity interests in the PRC operating entities. The VIE Agreements may not be effective in providing control over Shanghai Xiao-I. Uncertainties exist as to Xiao-I’s ability to enforce the VIE Agreements, and the VIE Agreements have not been tested in a court of law. The Chinese regulatory authorities could disallow this VIE structure, which would likely result in a material change in the PRC operating entities’ operations and the value of Xiao-I’s ADSs, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors —Risks relating to Our Corporate Structure” and “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions —Consolidation.”

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

In addition, dividends and distributions from WFOE and the VIE are subject to regulations and restrictions on dividends and payment to parties outside of China. Applicable PRC law permits payment of dividends to Xiao-I by WFOE only out of net income, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset by general reserve fund and profits (if general reserve fund is not enough). Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. As of December 31, 2023 and 2024, our PRC operating entities had restricted amount of US$237,486 (RMB1,569,546) and US$237,486 (RMB1,569,546) the reserve fund, respectively. Moreover, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. In contrast, there is presently no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, Xiao-I’s Hong Kong subsidiary is able to transfer cash without any limitation to the Cayman Islands under normal circumstances.

Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Xiao-I’s WFOE generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of Xiao-I’s WFOE to use its Renminbi revenues to pay dividends to Xiao-I. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of Xiao-I’s WFOE to pay dividends or make other kinds of payments to Xiao-I could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. As of 2024, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance. In 2023, WFOE has successfully opened a new capital account with Bank of Ningbo. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers to its capital account with Bank of Ningbo from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result.

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

For the years ended December 31, 2022, 2023 and 2024, the cash flows that have occurred between the Company, the VIE and its consolidated subsidiaries, WFOE which is the primary beneficiary of the VIE, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2022	2023	2024
Cash paid by Xiao-I Corporation to other subsidiaries	$-	$27,897,826	$5,427,500
Cash transfer from other subsidiaries to WFOE	-	25,000,000	4,820,000
Cash transfer from WFOE to VIE and its consolidated subsidiaries	-	24,504,585	4,936,837
Cash transfer from VIE and its consolidated subsidiaries to WFOE	-	640,150	651,188
Cash transfer from VIE and its consolidated subsidiaries to other subsidiaries	-	740,000	935,400
Cash transfer from WFOE to other subsidiaries	-	576,205	-
Cash transfer from other subsidiaries to Xiao-I Corporation	$-	$453,800	$1,596,500

v

From January 1, 2025 to the date of this annual report, cash was transferred among the Company, WFOE, other subsidiaries of the Company, the VIE and its consolidated subsidiaries, as follows: (i) the Company provided a total of US$3.60 million in cash to its other subsidiaries while other subsidiaries transferred US$0.17 million to the Company; (ii) WFOE provided a total of US$3.32 million to VIE and its subsidiaries while VIE and its subsidiaries transferred US$0.45 million to WFOE; (iii) WFOE and VIE and its subsidiaries transferred nil and US$0.12 million to other subsidiaries, respectively; and (iv) other subsidiaries transferred US$3.00 million to WFOE. The aforementioned cash transfers were generally for working capital purpose among the Company, WFOE, VIE and its consolidated subsidiaries, and other subsidiaries. Xiao-I intends to keep any future earnings to finance the expansion of its business, and it does not anticipate that any cash dividends will be paid in the foreseeable future. In the future, cash proceeds from overseas financing activities, including the IPO proceeds, may be transferred by Xiao-I to AI Plus, and then transferred to Xiao-I Technology, and then transferred to WFOE via capital contribution or shareholder loans, as the case may be. Cash proceeds may flow to Shanghai Xiao-I from WFOE pursuant to certain contractual arrangements between WFOE and Shanghai Xiao-I as permitted by the applicable PRC regulations. As a result of these PRC laws and regulations, the PRC operating entities are restricted in their ability to transfer a portion of their net assets to the Company. For details about the applicable PRC laws and regulations that limit transfer of funds from overseas to the PRC operating entities, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds”, “Item 3. Key Information—D. Risk Factors —Risks relating to Our Corporate Structure— Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance,” and “Item 3. Key Information—D. Risk Factors —Risks relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.”

As of December 31, 2023 and 2024, we held cash and cash equivalents in multiple currencies. Of these, US$688,277 and US$461,382 of cash and cash equivalents were denominated in RMB, US$675,913 and US$272,050 of cash and cash equivalents were denominated in US dollars, and US$200,352 and US$113,161 of cash and cash equivalents were denominated in Hong Kong dollars, respectively. All amounts have been translated into U.S. dollars using the exchange rates in effect as of the respective balance sheet dates.

Organizational Structure.

The following diagram illustrates the corporate legal structure of Xiao-I as of the date of this annual report.

Xiao-I Corporation
A Cayman Islands Company
100%
AI Plus Holding Limited("AI Plus")
A British Virgin Islands Company
100%
60%
100%
Xiao-i Technology Limited("Xiao-i Technology")
A Hong Kong Company
Xiaoi Robot Technology (H.K) Limited ("Xiaoi Robot") A Hong Kong Company
100%
XIAO-I PLUS INC. ("XIAO-I PLUS") A United States Company
Xiao-I Super Limited ("Xiao-I Super") A United Arab Emirates Company
Off Shore
100%
On Shore
Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd.("Zhizhen Technology")
A People's Republic of China Company
Contractual Control
Shanghai Xiao-i Robot Technology Co., Ltd.("Shanghai Xiao-i")
A People's Republic of China Company
Rong Xu
Bin Xia
99%
1%
Guizhou Aoshu Enterprise Management Partnership (Limited Partnership)
A People's Republic of China Company
100%
100%
100%
100%
100%
100%
100%
70%
30%
Beijing Zhihong Network Technology Co., Ltd ("Beijing Zhihong")
A People's Republic of China Company
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

This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.2993 to $1.00 on December 31, 2024, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. Xiao-I makes no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

SUMMARY OF RISK FACTORS

An investment in our ADSs is subject to a number of risks, including but not limited to risks relating to doing business in China, risks relating to doing business in Hong Kong, risks relating to our corporate structure, risks relating to our business and industry, and risks relating to the ADSs. Investors should carefully consider all of the information in this annual report before making an investment in the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section below entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Business and Industry

●	Recent U.S. Treasury rules on investment in Chinese AI and technology sectors may adversely impact our financial condition and results of our operations.

●	We have had net losses (except for 2021) and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

●	If we fail to maintain and grow our customer base, keep our customers engaged through our products and solutions, our business growth may not be sustainable.

●	If we fail to maintain and enhance the functions, performance, reliability, design, security, and scalability of our platforms to meet our customers’ evolving needs, we may lose our customers.

●	If our products and solutions do not achieve sufficient market acceptance, our business and competitive position will suffer.

●	If our expansion into new industries is not successful, our business, prospects and growth momentum may be materially and adversely affected.

●	The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

●	If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our business may be materially and adversely affected.

●	To support our business growth, we continue to invest heavily in our research and development efforts, the expenses of which may negatively impact our cash flow, and may not generate the results we expect to achieve.

●	If our platforms experience material errors, defects or security issues, we may lose our customers, fail to honor our obligations in respect of our contract liabilities, and incur significant remedial costs.

●	Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

●	Security breaches and attacks against our systems and network, and any failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

●	We partially rely on third-party service providers to conduct our business and any interruption or delay in such third parties or our own failure may impair our customers’ experience.

●	Our products and solutions rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products and solutions, harm our business, our reputation and results of operations and subject us to liability.

●	Our and our business partners’ business operations have been adversely affected by the COVID-19 outbreak, and may in the future continue to be affected by the COVID-19 outbreak.

●	If the adoption of our products and solutions by our customers are slower than we expected, our business, results of operations and financial condition may be adversely affected.

●	We may fail to conduct our sales and marketing activities in a cost-effective manner and we are subject to limitations in promoting our products and solutions.

●	If we fail to provide high quality customer services, our brand, business, and results of operations may be harmed.

●	We had a concentration of major customers during the years ended December 31, 2022, 2023 and 2024 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

●	The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on the industries where our clients operate their businesses, and negatively affect the stability of our clients, which may subsequently have negative impact on our business.

●	Our reliance on a limited number of suppliers for certain essential services could adversely affect our ability to manage our business effectively and subsequently harm our business.

●	We may fail to obtain or maintain all required licenses, permits and approvals to operate our business.

●	We may fail to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from any unauthorized use of our technologies.

●	We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of business.

●	We and our management may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

●	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions and have a negative impact on our business.

●	We are dependent on the continuous services of our senior management and other key employees. If we fail to attract, retain and motivate qualified personnel, our business could be materially and adversely affected.

●	Future strategic acquisitions and investments may fail and may result in material and adverse impact on our financial condition and results of operations.

●	We may, in the future, grow and expand our international operations, which may expose us to significant risks.

●	We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all. Moreover, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders’ shareholdings or subject us to covenants that may restrict our operations or our ability to pay dividends.

●	We have not independently verified the accuracy or completeness of data, estimates, and projections in this annual report that we obtained from third-party sources, and such information involves assumptions and liabilities.

●	We have identified one material weakness in our internal control over financial reporting as of December 31, 2024. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business operations.

●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

●	The Cayman Islands was removed from the Financial Action Task Force (“FATF”) grey list” in October 2023. It is not currently listed on the FATF’s high-risk jurisdictions (grey list) or blacklist. The European Union still includes the Cayman Islands on its own list of non-cooperative tax jurisdictions, but this is separate from FATF. It is unclear how this will affect us.

Risks Relating to Our Corporate Structure

●	In the following discussion of risks relating to our corporate structure, “we,” “us,” or “our” refer to Xiao-I.

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our ADSs may decline in value dramatically or even become worthless.

●	The contractual arrangements with the VIE and its shareholders may not be as effective as equity ownership in providing operational control.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	The contractual arrangements with the VIE are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

●	Contractual arrangements we have entered into with the VIE and its shareholders may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

●	We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ADSs.

●	If the seals of our PRC subsidiary and the VIE are not kept safely, are stolen, or used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance.

Risks Relating to Doing Business in China

●	In the following discussion of risks relating to doing business in China “we,” “us,” or “our” refer to the PRC operating entities.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States or other governments may materially and adversely affect our PRC operating entities’ business, financial condition and results of operations and may result in its inability to sustain our growth and expansion strategies.

●	Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China with little advance notice, could materially and adversely affect us.

●	Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

●	Advertisements shown on our platform may subject us to penalties and other administrative actions.

●	The Holding Foreign Companies Accountable Act (“HFCAA”) and the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board (“PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Global Market, and Nasdaq may determine to delist our securities if in the future the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

●	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC laws.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of Xiao-I’s ADSs to significantly decline or become worthless.

●	The custodians or authorized users of our controlling non-tangible assets, including seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

●	We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies. We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our Company by non-resident investors.

●	China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.

●	Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

●	If additional remedial measures are imposed on major PRC-based accounting firms, including our independent registered public accounting firm, our financial statements could be determined not to be in compliance with the SEC requirements.

●	We face uncertainties with respect to the enactment, interpretation and implementation of Anti-Monopoly Guidelines for the Internet Platform Economy Sector.

Risks Relating to Doing Business in Hong Kong

●	We may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in the PRC may also apply to operations in Hong Kong in the future.

●	Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Xiao-I or its management named in the annual report based on Hong Kong laws.

Risks Relating to the ADSs

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

●	A large, active trading market for the ADSs may not develop and you may not be able to resell your ADSs at or above the public offering price.

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

●	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

●	Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Ordinary Shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

●	You may not receive distributions on the ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

●	You may be subject to limitations on transfers of your ADSs.

●	Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

●	The deposit agreement may be amended or terminated without your consent.

●	Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

●	Techniques employed by short sellers may drive down the market price of the ADSs.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

●	United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

●	The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors and executive officers named in this annual report (except H. David Sherman) may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC, based on United States or other foreign laws, against us, our directors and executive officers named in this annual report (except H. David Sherman). Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Ordinary Shares represented by the ADSs, at a premium, as a result, it could materially adversely affect the rights of holders of our ADSs.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Ordinary Shares.

●	We are not required to disclose compensation of Directors and Officers under Cayman Islands law.

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

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specific exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	not being required to submit some executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

●	not being required to disclose some executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

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

Implications of Being a Controlled Company

On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the Chief Executive Officer (the “CEO”) and Chairman of the Company and a recognized A1 industry key opinion leader and domain expert. As of the date of this annual report, Mr. Yuan beneficially owns more than 50% of the voting power of Xiao-I. Under the Nasdaq Global Market (“Nasdaq”) listing rules, the Issuance resulted in a change in control and the Company became a “controlled company” as defined under those rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Risks Relating to Our Business and Industry

Recent U.S. Treasury rules on investment in Chinese AI and technology sectors may adversely impact our financial condition and results of our operations.

The U.S. Treasury Department has finalized rules restricting U.S. investments in certain Chinese technology sectors, including artificial intelligence, effective January 2, 2025. These rules are intended to prevent U.S. capital from supporting Chinese technological advancements that could pose national security risks to the United States. As a PRC-based company engaged in artificial intelligence, these restrictions may adversely affect our ability to attract and secure U.S.-based investments in the future.

While the restrictions primarily target direct U.S. investment in companies operating in sensitive technology sectors, the broad nature of these measures could create indirect challenges, including increased scrutiny of our activities by U.S. investors, difficulties in forming partnerships with U.S.-based entities, or reduced access to global capital markets. Furthermore, any tightening of export controls on advanced technology or AI-related hardware could also limit our ability to access critical components for our operations.

Additionally, the implementation of these rules could impact investor confidence in our business and the market value of our securities, including our ADSs, potentially leading to significant adverse effects on our financial condition, operations, and growth prospects. While we are actively monitoring the implications of these rules, uncertainties surrounding their interpretation and enforcement add risks to our ability to maintain competitive operations and attract foreign investments.

We have had net losses (except for 2021) and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

We had a net loss of US$6.01 million and negative cash flows from operations of US$10.92 million in 2022. In 2023, we had net loss of US$27.01 million and negative cash flows from operations of US$15.79 million. In 2024, we had net loss of US$14.55 million and negative cash flows from operations of US$15.14 million. We cannot assure you that we will be able to generate net profit or positive cash flows from operating activities in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, effectiveness of our monetization strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. We also expect our costs and expenses to increase in the future as we continue to expand our operations and to increase our investments in research and development, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and managerial controls, enhance our financial reporting systems and procedures, recruit, train and retain skilled professional personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

Our technological capabilities are critical to our success, and we have been continuously investing heavily in our research and development efforts. Our R&D expenses incurred were US$24.00 million, US$52.39 million, and US$34.66 million, respectively, for the years ended December 31, 2022, 2023 and 2024, accounting for 70.7%, 85.4% and 56.9% of our operating expenses for each of the corresponding periods. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our products and solutions innovative and competitive in the market. As a result, we expect that our research and development expenses will continue to increase.

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

Given that many of our customers use our products and solutions in critical parts of their businesses, any error, defect or service interruption on our platforms could result in significant losses for our customers. Our customers may seek significant compensation from us for any losses they incur as a result of such errors or cease using our products and solutions altogether. Such claims, even if unsuccessful, could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and have an adverse effect on our business, operating results and financial condition. We cannot assure you that the disclaimers limiting our exposure to claims, which we typically include in the agreements with our customers, will be enforceable or give us adequate protections against liabilities. Moreover, our customers may share information about their poor experiences in the community, resulting in negative publicity about us. Such negative publicity could damage our reputation and hurt our future sales.

Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

We believe that maintaining, promoting and enhancing our Xiao-I (Chinese: 小i机器人) brand is critical to maintaining and expanding our business. Maintaining and enhancing our brand depends largely on our ability to continue to provide high quality, well-designed, useful, reliable, and innovative products and solutions, which we cannot assure you we will do successfully.

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

Furthermore, these third-party service providers may not continue to be available to us on commercially reasonable terms, or at all. If we lose our right to use any of these service providers, it could lead to significant increase in our expenses or otherwise result in a delay or disruption in our solutions until equivalent technology is developed by us, or obtained from another third party, and integrated into our solutions. If performance of the third parties that we work with proves unsatisfactory, or if any of them violates its contractual obligations to us, we may need to replace such third party and/or take other remedial action, which could result in additional costs and materially and adversely affect our offerings to customers. Moreover, the financial condition of our third-party service providers may deteriorate over the course of our contract term, which may also impact the ability of such third parties to continue providing their services to us.

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

If the adoption of our products and solutions by our customers is slower than we expected, our business, results of operations and financial condition may be adversely affected.

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

As we seek to increase the adoption of our products and solutions by our customers, we may incur higher costs and longer sales cycles. The decision to adopt our products and solutions may require the review and approval of multiple departments including product, human resources, financial and legal departments. In addition, while customers may quickly deploy our products and solutions on a limited basis before they will commit to deploying our products and solutions at scale, they often require extensive education about our products and solutions and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources. If our customers adopt our products and solutions more slowly than anticipated, it could negatively impact our business, operational results, and financial condition.

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

We had a concentration of major customers during the years ended December 31, 2022, 2023 and 2024 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

For the years ended December 31, 2022, 2023 and 2024, the percentage of our revenue attributable to our largest customer amounted to 20.4%, 29.3% and 22.4%, respectively, while the percentage of our revenue attributable our five largest customers for the years ended December 31, 2022, 2023 and 2024 amounted to 58.4%, 69.7% and 49.9%, respectively.

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

Our expansion into consumer hardware products presents operational risks that could adversely affect our business

In 2024, we launched AI-powered smart glasses and expanded into the consumer hardware sector. We have limited experience manufacturing, marketing, and distributing consumer electronics products at scale. Scaling our hardware operations presents numerous operational risks, including managing supply chains, ensuring product quality and reliability, controlling manufacturing costs, securing sufficient production capacity, and providing effective customer support. Any product recalls, delays, or failures to meet consumer expectations could damage our brand reputation and customer relationships.

If we are unable to successfully develop, manufacture, and distribute consumer hardware products, our growth prospects, financial condition, and results of operations could be materially and adversely affected.

We face significant risks relating to our customers’ ability to timely pay their obligations

We extend credit to a concentrated group of customers, and a significant portion of our accounts receivable is from a limited number of them. During 2024, we recorded a material increase in our allowance for credit losses due to longer payment cycles and uncertainty regarding collections. Any adverse change in a major customer’s financial condition or ability to make timely payments could have a material adverse impact on our cash flows and liquidity.

Given our working capital needs and limited cash resources, increased payment delays or customer defaults could force us to seek additional external financing sooner than expected, and may constrain our ability to fund operations, service debt, or pursue strategic initiatives.

If we are unable to collect a substantial portion of our accounts receivable on a timely basis, or if significant write-offs occur, our liquidity, financial condition, and results of operations could be materially and adversely affected.

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

We rely on a limited number of suppliers for certain essential services to operate our network and provide products and solutions to our customers. Due to the limited number of relevant suppliers available in China, we rely on a limited number of suppliers for cloud, internet data center services and hardware. Our purchase from top-three suppliers in aggregate accounted for 66.8%, 73.2% and 39.6% of total purchase for the years ended December 31, 2022, 2023 and 2024, respectively. We may experience shortages in components or delays in delivery as a result of natural disasters, increased demand in the industry or our suppliers’ lacking sufficient rights to supply the servers or other products or services.

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

We may, in the future, acquire businesses or platforms that we believe can improve our products and solutions, enhance our technological capacities, and expand our customer coverage. Our ability to implement our acquisition strategy will depend on our ability to identify suitable targets, our ability to reach agreements with them on commercially reasonable terms, and within a desired timeframe, and the availability of financing to complete acquisitions, as well as our ability to obtain any required shareholder or government approvals. Our strategic acquisitions and investments could subject us to uncertainties and risks, including high acquisition and financing costs, potential ongoing financial obligations and unforeseen or hidden liabilities, failure to achieve our intended objectives, benefits or revenue-enhancing opportunities, uncertainty of entering into markets in which we have limited or no experience, costs associated with and difficulties in integrating acquired businesses, and diversion of our resources and management attention. Our failure to address these uncertainties and risks may have a material adverse effect on our business, financial condition, and results of operations. Even if we are able to successfully acquire or invest in suitable businesses, we cannot assure you that we will achieve our expected returns on such acquisitions or investments through successful integration. As of the date of this annual report, we have not identified or pursued any acquisition or investment targets. If we fail to achieve our expected returns on such acquisitions or investments in the future, our business, financial conditions, results of operations and prospects may be materially and adversely affected.

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

Our expansion into international markets, including the commercialization of our AI-powered smart glasses, exposes us to significant risks and uncertainties.

We have begun expanding our operations and customer base internationally, particularly through the launch and commercialization of our AI-powered smart glasses in the second half of 2024, and we may continue to further expand our operations and customer base worldwide. We may adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect. As a result, we may be required to devote significant management attention and financial resources worldwide. In connection with such expansion, we may face difficulties including costs associated with varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycle difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries, political risks and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could harm our business.

Moreover, the regulatory landscape for AI-powered and consumer-facing hardware products varies significantly across jurisdictions and is subject to change. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. We cannot assure you that we are able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions and local consumer expectations. Due to the complexity involved in our international business expansion, particularly as we enter new consumer markets with innovative hardware products, we cannot assure you that we are or will be in compliance with all applicable laws and regulations. Any failure to manage these risks effectively could materially and adversely affect our business, results of operations, and prospects.

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

We have identified one material weakness in our internal control over financial reporting as of and for the year ended December 31, 2024.  If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

Pursuant to Section 404 of Sarbanes-Oxley, as an “emerging growth company,” we are exempt from the requirement for auditor attestation of our internal control over financial reporting for as long as we maintain emerging growth company status, which may be up to five years following our initial public offering. However, our management is still required to assess and report on the effectiveness of our internal control over financial reporting under Section 404(a). When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

In connection with the audit of our consolidated financial statements, as of and for the year ended December 31, 2022, we identified two material weaknesses in our internal control over the financial statement closing process. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness that have been identified relates to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and (ii) our lack of internal file management procedures and effective recognition procedures to recognize revenue and costs timely.

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

The Cayman Islands introduced the International Tax Co-operation (Economic Substance) Act (the “Substance Act”) effective from January 1, 2019, which established certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

The Cayman Islands have been removed from the “FATF grey list” of jurisdictions; however the European Union still includes the Cayman Islands on its own list of non-cooperative tax jurisdictions, but this is separate from the FATF. It is unclear how this will affect us.

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

The Cayman Islands was removed from the FATF grey list in October 2023 and while it is expected that the EC will now initiate steps to delist the Cayman Islands from the EU AML List, having previously indicated that the EU will not require further measures, beyond those required to remove the Cayman Islands from the FATF grey list, it is still unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

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

While our opinion is that (i) the ownership structures of our WFOE and the VIE in China, currently are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between our WFOE, the VIE and its shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to our opinion. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If the ownership structures, contractual arrangements and business of our Company, our PRC subsidiary, the VIE or subsidiaries of the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;

●	imposing fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	placing restrictions on our right to collect revenues;

●	shutting down our servers or blocking our app/websites;

●	requiring us to restructure our ownership structure or operations;

●	restricting or prohibiting our use our available funds or the proceeds from any future financings activities to finance the business and operations of the VIE and its subsidiaries; or;

●	taking other regulatory or enforcement actions that could be harmful to our business.

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

The National People’s Congress approved the Foreign Investment Law (the “FIL”) on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to this judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access to Foreign Investment (Negative List) (2024) (the “Negative List (2024)”), as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law grants national treatment to foreign invested enterprises, except for those operating in “restricted” or “prohibited” industries in the “negative list”, where if a foreign invested enterprise proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the foreign invested enterprise must go through a MOFCOM pre-approval process. The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIE, is subject to foreign investment restrictions set forth in the Negative List (2024). The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

Currently, most of our shareholders have completed Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration. All our significant shareholders, directors and officers have completed Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37. In addition, as of 2024, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance. However, WFOE has successfully opened a new capital account with Bank of Ningbo in 2023. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result.

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

Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issued the audit report for the year ended December 31, 2022 included elsewhere in this annual report, is a firm registered with the PCAOB and subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

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

On September 24, 2024, the State Council promulgated the Regulations on the Management of Network Data Security, or the Network Data Regulation, which came into effect on January 1, 2025. The Network Data Regulation serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It clarifies definitions for important data, outlines the obligations of those handling important data, and establishes broader contractual requirements for data sharing between data handlers. It remains to be seen how this regulation will be interpreted and implemented, and to what extent it will affect our operations. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear. Shanghai Xiao-I has applied for a cybersecurity review organized by the Center, which is authorized by the Cybersecurity Review Office of the CAC to accept public consultation and cybersecurity review submissions, pursuant to the Cybersecurity Review Measures, which became effective on February 15, 2022.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Corporate Structure— Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance,” and “Item 3. Key Information—D. Risk Factors —Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.”

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

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings with the MOFCOM and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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

Risks Related to Our Independent Registered Public Accounting Firm and Regulatory Oversight of PRC-Based Auditors.

If additional remedial measures are imposed on PRC-based accounting firms, including those that audit U.S.-listed companies, our ability to maintain compliance with SEC requirements could be adversely affected.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms became involved in a conflict between U.S. and Chinese law, where the SEC and PCAOB sought access to audit work papers located in China. Chinese law restricted these firms from providing such documents directly to U.S. regulators without going through the China Securities Regulatory Commission (CSRC). This led to SEC enforcement actions and the threat of penalties, including temporary suspensions from practicing before the SEC. Although a settlement was reached in 2015 that established procedures for cooperation through the CSRC, the SEC retained the authority to impose further remedial measures if compliance is not achieved.

Although our independent registered public accounting firm is not one of the “big four” accounting firms, similar regulatory challenges or additional enforcement actions affecting PRC-based accounting firms generally could create uncertainty about the reliability of the audit work for PRC-based, U.S.-listed companies. If our auditor were to become subject to restrictions on practicing before the SEC, and we were unable to timely engage a qualified alternative auditor, our financial statements could be found non-compliant with SEC requirements. This could lead to the delisting of our ADSs from Nasdaq, deregistration from the SEC, or both, which would severely impact the liquidity and trading price of our securities.

We face uncertainties with respect to the enactment, interpretation and implementation of Anti-Monopoly Guidelines for the Internet Platform Economy Sector.

On February 7, 2021, the Anti-Monopoly Committee of the State Council (PRC) published Guidelines of the Anti-monopoly Commission of the State Council for Anti-monopoly in the Field of Platform Economy that aims at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. The Guidelines of the Anti-monopoly Commission of the State Council for Anti-monopoly in the Field of Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Guidelines of the Anti-monopoly Commission of the State Council for Anti-monopoly in the Field of Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines, and implementations, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations, and business prospects.

Changes in US trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on our business and results of operations.

The United States has recently proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has increased the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 11, 2025, China has responded by hiking its tariff on U.S. imports to 125%. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on listing and trading of securities of Chinese companies on U.S. stock exchanges. Any such geopolitical developments could materially and adversely affect our offering, financing, overall financial performance and prices of our ADSs.

We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the US economy, which in turn could adversely impact our business, financial condition and results of operations.

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

We generated approximately 0.9%, 0.9% and 0.6% of our revenues from Hong Kong in fiscal year 2022, 2023 and 2024, respectively. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We cannot assure you that there will not be any changes in the economic, political and legal environment in Hong Kong. We may be subject to uncertainty about any future actions of the PRC government and is possible that most of the legal and operational risks associated with operating in the PRC may also apply to our operations in Hong Kong in the future. The PRC government may intervene or influence our current and future operations in Hong Kong at any time and exert more influence over the manner in which we must conduct our business activities. Such government actions, if and when they occur, could result in a material change in our operations in Hong Kong.

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

Issuances of Convertible Promissory Notes Could Result in Significant Dilution to Our Existing Shareholders and Restrict Our Future Financing Flexibility

In 2024 and early 2025, we issued convertible promissory notes in registered offerings under our shelf registration statement. These notes contain provisions that allow conversion into our ADSs at fixed or variable prices, with anti-dilution protections that could lead to the issuance of a substantial number of additional ADSs if converted. The issuance of additional ADSs upon conversion would dilute the ownership interests of existing shareholders. In addition, the financing agreements contain restrictions on our ability to issue additional securities or incur new indebtedness without the investors’ consent, which may limit our ability to raise future financing on favorable terms or at all.

If we are unable to manage the dilution and financing restrictions associated with our outstanding convertible notes, our share price could decline significantly, and our ability to fund our operations and grow our business could be adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Ordinary Shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement, as amended (the “deposit agreement”). Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Ordinary Shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Ordinary Shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Ordinary Shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Ordinary Shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Ordinary Shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Ordinary Shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Ordinary Shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

Our ADS price could decline again, and our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs.

In July 2024, we received a notification letter from the Nasdaq Stock Market stating that the closing bid price of our ADSs had been below the minimum $1.00 per share requirement for 30 consecutive business days. To regain compliance, we implemented a one-for-nine reverse ADS split in August 2024, and in September 2024, Nasdaq confirmed that we had regained compliance with the minimum bid price requirement. However, there can be no assurance that we will be able to maintain compliance with Nasdaq’s continued listing requirements in the future.

Adverse developments related to our business, unfavorable market conditions, or broader economic downturns could cause the price of our ADSs to decline below $1.00 again. If we fail to maintain the minimum bid price or other applicable listing standards, Nasdaq may initiate delisting proceedings.

Moreover, on January 17, 2025, Nasdaq adopted Rule 5810(c)(3)(A)(iv), which provides that if a company regains compliance with the minimum bid price requirement by effecting a reverse stock split and thereafter fails to comply with the minimum bid price standard within 12 months following the reverse split, Nasdaq will not grant a new compliance period and will issue an immediate delisting determination. Because we effected a reverse ADS split in August 2024 to regain compliance, if our ADS price again falls below $1.00 before August 2025, we may not be eligible for a new compliance period and could be subject to immediate delisting from Nasdaq.

A delisting would likely have a material adverse effect on the liquidity, trading price, and marketability of our ADSs and could impair our ability to raise additional capital through public or private equity financings.

If we fail to maintain compliance with Nasdaq’s listing requirements, our ADSs could be delisted, which would materially and adversely affect the liquidity and trading price of our securities and our ability to access capital markets.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We have been advised by Conyers, Dill and Pearman, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a final and conclusive judgment in the federal or state courts of the United States based on agreements to which we are a party and under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Further, there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annually basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

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

On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the CEO and Chairman of the Company and a recognized A1 industry key opinion leader and domain expert. As a result of the Issuance, Mr. Yuan beneficially owns more than 79% of the voting power of Xiao-I. As of the date of this annual report, Mr. Yuan beneficially owns more than 50% of the voting power of Xiao-I. Under the Nasdaq listing rules, the Issuance resulted in a change in control and the Company became a “controlled company” as defined under those rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

If we were a PFIC for any taxable year during which a U.S. holder (as defined in “Item 10 Additional Information – E. Taxation — United States Federal Income Taxation Considerations — General”) owns our ADSs or Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10 Additional Information – E. Taxation — United States Federal Income Taxation Considerations — Passive Foreign Investment Company Considerations; Passive Foreign Investment Company Rules.”

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

History of Xiao-I Corporation

We were incorporated in the Cayman Islands on August 13, 2018, with limited liability under the Companies Act. Upon incorporation, the authorized share capital of our Company was US$50,000 divided into 1,000,000,000 shares, par value of US$0.00005 each, comprising of 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each.

On August 30, 2018, we established our wholly owned subsidiary AI Plus Holding Limited (“AI Plus”), under the law of British Virgin Islands, as our intermediate holding company, which then established its wholly owned subsidiary, Xiao-I Technology Limited (“Xiao-I Technology”) under the law of Hong Kong, which in turn established a wholly owned PRC subsidiary, Zhizhen Artificial Technology (Shanghai) Company Limited (“Zhizhen Technology”) or the WFOE, on March 29, 2019. Subsequently, we, through our WFOE, entered into a series of contractual arrangements with Shanghai Xiao-I and its shareholders whereby we were established as the primary beneficiary of Shanghai Xiao-I for accounting purposes. We have recognized the net assets of Shanghai Xiao-I at historical cost with no change in basis in the consolidated financial statements upon the completion of this reorganization. On May 18, 2023, AI Plus established its wholly owned US subsidiary, Xiao-I Plus Inc. On March 1, 2024, AI Plus established its wholly owned United Arab Emirates subsidiary, Xiao-I Super Ltd. On September 24, 2024, AJ PLUS INVESTMENTS INC invested $667,000 in Xiao-I Plus Inc., acquiring a 40% ownership stake, with AI Plus retaining 60%.

As of the date of this annual report, Al Plus, Xiao-I Technology, Zhizhen Technology and Xiao-I Super Ltd. do not have any substantive business operations. As a result of our indirect ownership in Zhizhen Technology and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of the VIE for accounting purposes. We treat the PRC operating entities as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On December 13, 2023, we issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan is the CEO and Chairman of the Company and a recognized A1 industry key opinion leader and domain expert. As of the date of this annual report Mr. Yuan beneficially owns more than 50% of the voting power of Xiao-I. Under the Nasdaq listing rules, the Issuance resulted in a change in control and the Company became a “controlled company” as defined under those rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Recent Developments

Capital Raising Activities

On June 17, 2024, Xiao-I Corporation entered into a Securities Purchase Agreement with an institutional investor for the sale of senior convertible notes in the aggregate principal amount of approximately $3.26 million, issued at an 8% original issue discount. The notes are convertible into ADSs (each representing one-third of an ordinary share at the time). Concurrently, the company sold 1,000,002 ADSs at par value. The offering was made pursuant to Xiao-I’s effective Form F-3 shelf registration statement and a prospectus supplement filed on the same date. The notes bear interest at 6% per annum, are convertible at a fixed price, and are secured by a pledge over certain assets. Additionally, the agreement provides the investor with registration rights, anti-dilution protection, and customary covenants including restrictions on further debt issuance without consent. Gross proceeds from the transaction were approximately $2.99 million.

On October 30, 2024, Xiao-I entered into a Securities Purchase Agreement with the same institutional investor for the issuance of a $2,175,000 convertible promissory note, sold with an 8% original issue discount. The note is convertible into ADSs representing the company’s ordinary shares at a fixed conversion price and matures in one year, with an annual interest rate of 6%. In connection with the note issuance, Xiao-I issued 550,000 ADSs at par value. Proceeds from the transaction were to be used for general corporate purposes. The note includes standard covenants and restrictions, including a limitation on additional indebtedness and customary registration rights for the underlying securities.

On January 6, 2025, Xiao-I entered into two separate Securities Purchase Agreements with two institutional investors, issuing convertible promissory notes in an aggregate principal amount of $4,637,840, composed of an initial principal of $4,295,000 and an additional $342,840 of original issue discount to be added 30 days after issuance. The notes bear interest at 6% per annum and are convertible into ADSs at a conversion price equal to 85% of the lowest daily VWAP (volume-weighted average price) during the 10 consecutive trading days prior to the conversion date. The company also agreed to file a resale registration statement for the conversion shares. These notes contain customary anti-dilution provisions, adjustment rights upon stock splits and similar corporate events, and restrictions against future financings on more favorable terms (most-favored-nation provisions). Gross proceeds to the company were $4.295 million.

The January 6 transaction was conducted through a registered direct offering under the existing shelf registration, and a related Form 424B5 prospectus supplement was filed. The company granted the investors standard covenants, including restrictions on additional indebtedness and a limitation on further equity issuances for a specified period.

Legal Proceedings

Xiao-I is currently involved in multiple legal proceedings and disputes, including securities class actions, intellectual property litigation, and labor-related claims, please refer to “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Litigation” for more details and the recent developments of these proceedings and disputes.

Corporate Actions and Governance

On August 23, 2024, Xiao-I Corporation implemented a change in its ADS ratio from one ADS representing one-third of an ordinary share to one ADS representing three ordinary shares, effectively constituting a one-for-nine reverse ADS split. This move aimed to boost the ADS trading price and regain compliance with Nasdaq’s minimum bid price requirement.

Previously, on July 11, 2024, the company received a notification letter from the Nasdaq Stock Market, indicating that it was not in compliance with Nasdaq Listing Rule 5450(a)(1) because the closing bid price of its ADSs had been below $1.00 for 30 consecutive business days. This deficiency notice was disclosed in a Form 6-K filed on July 15, 2024. The company was given 180 calendar days, until January 7, 2025, to regain compliance.

Following the ADS ratio change, on September 9, 2024, Nasdaq notified Xiao-I that it had regained compliance with Listing Rule 5450(a)(1), having maintained a closing bid price of at least $1.00 per ADS for ten consecutive business days.

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

As a representative enterprise in the field of Cognitive AI, we led the development of the world’s first international standard in affective computing, contributed to the drafting of the “China Artificial Intelligence Industry Intellectual Property White Paper” for four consecutive years (from 2010 to 2013), demonstrated its influence in global artificial intelligence industry. As of December 31, 2024, Xiao-I have 342 authorized patents, along with 141 pieces of software copyrights, 269 registered trademarks, and its accumulation of intellectual property demonstrates the company’s fruitful achievements in technological innovation. We are also regarded by Gartner as the “representative of Conversational Al enterprises”, proving the company’s outstanding position and influence in the industry worldwide.

On June 29, 2023, we launched “Our Own ChatGPT” – Hua Zang Universal Large Language Model, which has a comprehensive coverage of hundreds of capabilities of the LLM. It possesses the core features of “Controllable, Customizable, and Deliverable”, solving the key challenges faced by global AI models. Building on the solid foundation of the Hua Zang Universal Large Language Model, we launched the revolutionary Hua Zang Ecosystem on October 26, 2023 which carries significant implications in the industry. Based on the Hua Zang Universal Large Language Model, through Hua Zang Developer Platform, it provides service guarantees such as cultivation, marketing, and investment, connecting global ecosystem partners, customers, and developers. It constantly promotes the implementation and commercialization of the customer application scenarios and use cases by Hua Zang LLM. Leveraging its proprietary architecture and adaptive learning frameworks, our MaaS (Model-as-a-Service) business achieved 167.4% year-over-year (“YoY”) growth in 2024, contributing 73.0% of total revenue, supporting our total revenue to further increase to US$ 70.31 million.

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

Actively expanding into the international markets is a key driver of future revenue growth for Xiao-I. We set up our APAC headquarter in Hong Kong in 2018. In 2023, Xiao-I became publicly traded on the Nasdaq Stock Market (NASDAQ: AIXI). In 2024, we established Xiao-I Super Limited, a wholly owned subsidiary in the United Arab Emirates, and XIAO-I PLUS INC., a United States holding subsidiary in which we hold a 60% equity interest, to support and implement our global business expansion strategy.

Product and Technology Overview

Overall Architecture of Xiao-I Products and Technologies

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

Our technologies are based, in significant part, upon our proprietary intellectual property portfolio. As of December 31, 2024, we have applied for 582 patents, 342 of which have been granted and we have obtained 269 registered trademarks and 141 computer software copyrights. In June 2020, the Company passed the national intellectual property management system certification and obtained the certificate. This certificate represents that the company’s intellectual property management system conforms to the GB/T 29490-2013 standard. We continue to develop and improve our intellectual property portfolio through our deep R&D department. As of December 31, 2024, our restructured team consisted of 162 total employees, including 95 research and development specialists, representing 59.0% of our workforce with 13.7% of them holding advanced degrees.

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

In the year 2023, our Company has reaffirmed our position at the forefront of technological innovation with the introduction of the “Hua Zang Universal Large Language Model” on June 29, 2023. This model is a comprehensive AI solution that encompasses a vast array of capabilities, setting a new standard in the industry with its core attributes of being controllable, customizable, and deliverable. It addresses prevalent challenges within the global AI landscape with innovative solutions.

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

Recent Product Developments

In 2024, we marked a strategic leap into the consumer hardware sector with the launch of our AI-powered smart glasses. This move represented not only a product innovation milestone but also a transformative step toward global consumer engagement. The second half of 2024 saw the successful overseas debut of these smart glasses, primarily targeting markets in North America and Europe. Fueled by rising demand for wearable AI technology, this launch drove an 18-fold increase in hardware revenue—reaching US$1.40 million in 2024, up from US$75,363 in 2023.

Building on the momentum of our smart glasses, we introduced tAIkbox, an advanced AI-powered customer service solution that integrates proprietary hardware with our advanced software platform. Designed for global deployment, tAIkbox harnesses the capabilities of our Hua Zang large language model (LLM), agentic task automation, and edge-computing architecture to deliver seamless, context-aware interactions in real time. It is purpose-built for enterprise applications where efficient, responsive, and localized AI engagement is critical.

From an accounting perspective, AI glasses and tAIkbox platform follow distinct classification protocols: By way of delivery, both products are recorded as Sale of hardware products, reflecting their physical product form. By product lines, they are aggregated under Model as a Service (MaaS) revenue streams, capturing recurring software subscriptions, LLM licensing fees, and edge-computing service modules.

While initial adoption rates and partner feedback for both products have been encouraging - indicating strong revenue potential in 2025 and beyond—our expansion into consumer hardware also presents significant operational challenges. We have limited experience in large-scale manufacturing, marketing, and distribution of consumer electronics. Scaling these operations introduces risks related to supply chain management, quality assurance, cost control, production capacity, and after-sales support. Any shortcomings, such as product delays, quality issues, or failure to meet consumer expectations, could adversely impact our brand, customer trust, and long-term market positioning.

Accordingly, continued investment in operational infrastructure, strategic manufacturing partnerships, and robust customer service systems will be essential to the success of our consumer hardware strategy. Failure to effectively execute in these areas could materially and adversely affect our growth trajectory, financial condition, and overall results of operations.

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

The following table sets forth the product lines of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	USD	%	USD	%	USD	%
MaaS	12,924,039	26.8%	19,193,177	32.4%	51,324,373	73.0%
Non-MaaS	35,260,919	73.2%	39,972,082	67.6%	18,989,942	27.0%
Total	48,184,958	100.0%	59,165,259	100.0%	70,314,315	100.0%

By way of delivery, MaaS and non-MaaS product can be delivered in different ways: software delivery, embedded in hardware products, technology development services, maintenance services and cloud platform subscription.

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	USD	%	USD	%	USD	%
Sale of cloud platform products	25,742,135	53.4%	47,007,556	79.5%	40,877,256	58.1%
Technology development service	16,419,889	34.1%	7,839,700	13.3%	24,105,644	34.3%
Sale of software products	3,547,113	7.4%	1,566,455	2.6%	1,516,169	2.2%
M&S service	2,429,526	5.0%	2,676,185	4.5%	2,419,901	3.4%
Sale of hardware products	46,295	0.1%	75,363	0.1%	1,395,345	2.0%
Total	48,184,958	100.0%	59,165,259	100.0%	70,314,315	100.0%

Our Competitive Advantages

We believe we have the following competitive advantages and they distinguish us from our competitors:

Our Pioneer Position in AI Technology and Focus on R&D

●	We believe that we pioneered the industry’s first cognitive intelligence and narrow artificial intelligence technology and have built on our culture of innovation.

●	Since its establishment in 2001, Xiao-I has focused on developing cognitive intelligence technologies based on its natural language processing and “AI” implementation in businesses, enjoying a privileged reputation in the “AI” industry. As a leading AI technology and industrialization service platform in China, through years of operation, Xiao-I has established cooperation with many leading companies amongst various industry verticals according to Frost & Sullivan. Our industry leadership is built on our pioneering research to commercialize AI technology.

●	Our first-mover advantage in natural language processing has made us a pioneer in formulating AI industry standards and creating more than 500 patents granted or pending. To protect its technology, in June 2012, Shanghai Xiao-I sued Apple Computer Trading (Shanghai) Co., Ltd., a subsidiary of Apple, Inc. for patent infringement and received the Supreme People’s Court Supreme Court Administrative Judgment, a final judgement confirming the validity of our patent in June 2020, but did not make a ruling on whether Apple infringed our patent. Specifically, according to the Patent Administration (Patent) Retrial Administrative Judgment issued by the Supreme People’s Court of China ((2017) ZGFXZ No. 34), in the retrial case of Shanghai Xiao-I and Apple Computer Trading (Shanghai) Co., Ltd. and the China National Intellectual Property Administration, the Supreme People’s Court determined that the invention patent named “A Chatbot System (Patent No.: 200410053749.9)” held by Shanghai Xiao-I is a valid patent. On August 3, 2020, after obtaining the final judgment confirming the validity of its patent, Shanghai Xiao-I filed another infringement lawsuit against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding Apple to stop the infringement and compensate for the losses. On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-I against Apple. On September 4, 2021, Shanghai Xiao-I filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-I’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-I with the Shanghai High People’s Court, requesting (i) confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and (ii) Shanghai Xiao-I to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million currently. On January 29, 2024, the Shanghai High People’s Court decided to merge the above two cases for trial (the “Patent Infringement Case Trial”). On July 31, 2024, the Shanghai High People’s Court officially concluded the Patent Infringement Case Trial. On September 24 and November 1, 2024, the Shanghai High People’s Court held two hearings on the case, both Shanghai Xiao-i’s and Apple’s legal teams were in attendance for the hearing, which marks the latest step in this dispute. Shanghai Xiao-i is now awaiting the verdict On March 27, 2023, the Beijing Intellectual Property Court notified Shanghai Xiao-I that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-I, regarding the 58271 and 58272 Review Decision of Request for Invalidation. On June 28, 2024, the Beijing Intellectual Property Court ruled against Apple, upholding the validity of Shanghai Xiao-i’s patent. This ruling validated Shanghai Xiao-i’s intellectual property and paved the way for the subsequent trial.

●	We are a pioneer in AI +, with over 20 years of development and innovation, supported by four R&D centers, more than 90 engineers, over 50 external experts, and collaboration with more than 10 universities.

Advantages of Our Products and Services

●	We develop and commercialize Metaverse-related offerings, including Virtual Humans and AR/VR.

●	We help our clients with their digital transformation using our cognitive intelligence and AI technologies.

●	We enable our customers to reap economies of scale by providing one-stop shop service from our extensive network of service hubs in their vicinity.

●	Our deep-rooted attention to quality assurance in our product and service offerings puts us ahead of our competitors.

●	We have a proven monetization model based on product differentiation, revenue source diversification, and customer loyalty.

●	Our products and services meet the needs of different customers and we maintain frequent client engagement for continuous business development and customer loyalty cultivation.

●	While our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master similar commercial arrangements in place with many of our customers, retaining customers over the long term.

●	Hua Zang LLM’s core strength:

†	Faster access: Quickly integrate our client’s system into the Hua Zang Ecosystem.

†	Lower cost: Conveniently access to the Hua Zang Ecosystem at a lower cost.

†	More efficient operations: AI gadgets, handy tools, and comprehensive guidance of operation provided on the platform leads to direct productization.

Our Robust Ecosystem of Partnerships

●	We have various regional sales teams including Shanghai, Beijing and Hong Kong.

●	We maintain good relationships with suppliers that have a good record of performance.

●	Our products cover large and medium-sized contact centers, financial institutions, communication operators, government services, industrial manufacturing, healthcare, and other customer groups.

●	We build strong and long-standing customer relationships with large enterprises in China. Our client list includes nearly all the industry giants in the banking and telecom industries in China.

Our Visionary and Seasoned Management

●	Our CEO Mr. Hui Yuan is a recognized AI industry Key Opinion Leader and domain expert.

●	Our team has deep technical expertise and proven track record of constant innovation.

●	We have proven ability to attract and retain highly qualified talent.

Challenges and Opportunities

Unique challenges and opportunities are presented for us to achieve continued growth in sales in each of the customer industries in which we operate.

Challenges, generally we found:

●	In the contact center industry, high labor costs and the requirement for continuous improvement create constant margin challenges. The low gross profit can also cause a decline in service quality, which limits the innovation ability of the industry.

●	In the financial industry, banks lack AI technology capabilities and independent wholly owned technology subsidiaries.

●	In the architecture industry, the degree of digitization is low, the architectural knowledge system is unstructured and the digital drawing review is a mere formality. A lot of manpower, material and financial resources are wasted.

●	In Metaverse, there are great differences in technical paths and the product form and the industry is far from mature. Many concepts have not reached an industry consensus.

●	In the manufacturing industry, many companies lack information technology talent and coordination and integration ability across departments, fields and enterprises.

●	In the healthcare industry, the level of information technology talent in urban and rural areas is unevenly distributed. Between urban and rural areas, the number of health technicians in cities is almost twice that in rural areas.

●	In city public services, the traditional urban public service supply model cannot meet new requirements of modern residents for the convenience, speed, efficiency and real-time urban government public services.

●	Technical Challenges, Talents and Investment: The development of large models necessitates a high level of specialized knowledge and technology, necessitating significant resource investments by companies to attract and cultivate top-tier talent. The research and development of large models involve substantial capital expenditures for the purchase and maintenance of high-performance computing equipment, storage systems, and other related infrastructure. As the scale of the models increases, the costs of training and deployment also continue to rise.

●	Compliance Issues: With the widespread application of large models, governments worldwide are increasingly strengthening their regulation of AI technology. Companies need to comply with evolving laws and regulations to avoid potential compliance risks. Large models may raise ethical issues such as privacy breaches, data security, and intellectual property rights. Companies must establish rigorous data management and protection mechanisms to maintain user trust and corporate reputation.

●	Security Concerns: Large models may be vulnerable to various security threats, including but not limited to adversarial sample attacks, backdoor attacks, and membership inference attacks. This requires companies to invest additional resources in enhancing the security of their models. As large models are applied in critical areas such as autonomous driving and financial transactions, the requirements for security will further increase.

●	Market Acceptance and User Education: The market acceptance of large model technology is not yet fully determined. Companies need to invest resources in market education to raise user awareness and acceptance of the value of large models. Users may have overly high expectations for large models, but they may encounter performance limitations and errors in practical applications. Companies need to set reasonable user expectations and provide transparent communication.

●	As an AI solution company, we also face many other challenges. For example: (i) the AI industry is highly competitive, OpenAI, Microsoft, Meta, Baidu, Alibaba and Tencent are all in this field, (ii) urban public services cover a wide range of areas which makes it difficult to fully and deeply understand customers’ businesses and their needs and (iii) the company’s investment may be insufficient.

Opportunities

●	These challenges have created tremendous and growing market opportunities for artificial intelligence solution services in China. We believe we are well-positioned to capture the growing market opportunities due to the infrastructure we have created. Our platform products and services are marketed and sold primarily to customers in the following industries: (1) Contact Center, (2) Finance, (3) Urban Public Service, (4) Construction, (5) Metaverse, (6) Manufacturing and (7) Smart Healthcare. With the development of Hua Zang Ecosystem, Hua Zang LLM is expected to further expand the industry application in the future.

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

In Metaverse, Xiao-I invented intelligent robots and virtual humans, which are widely applied in various business scenarios such as exhibitions, customer services, property management, care and companionship, and transaction processing.

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

For the year ended December 31, 2022, our total sales to our top 3 customers accounted for 20.4%, 11.1% and 10.3% of our revenues, respectively. For the year ended December 31, 2023, our total sales to our top 3 customers accounted for 29.3%, 12.4% and 10.6% of our revenues, respectively. For the year ended December 31, 2024, our total sales to our top three (3) customers accounted for 22.4%, 9.3% and 6.7% of our revenues, respectively.

China Construction Third Engineering Bureau Group Limited, a government owned enterprise (“China Construction”) accounted for 11.1%, nil and 0.04% of our revenue for the year ended December 31, 2022, 2023 and 2024, respectively. Pursuant to the terms of the Intelligent Drawing Review Platform License Agreement (the “License Agreement”) between the VIE, as licensor, and China Construction, as licensee, the VIE agreed to provide China Construction with an intelligent drawing review platform (the “Drawing Platform”).

In connection with the License Agreement, the VIE and China Construction entered into an Intelligent Drawing Platform Operation and Technical Support Agreement (the “Support Agreement”) pursuant to which the VIE has agreed to provide technical support and co-operation of the Drawing Platform for a term of three years. During the term of the Support Agreement, China Construction, with the consent of the VIE, may license the use of the Drawing Platform to third parties. In such event, the VIE shall be entitled to receive 30% of the license fee paid to China Construction by any third party. The technical support service was completed in 2022. The revenue recognized of technical services for the Drawing Platform was US$3.24 million, nil and nil in 2022, 2023 and 2024, respectively.

Our Suppliers

We maintain good relationships with suppliers that have a good record of performance. Beijing Blanstar Technology Co., Ltd., a company established and existing under the laws of the PRC (“Blanstar”), was the VIE’s major service provider for the year ended December 31, 2022, 2023 and 2024 accounting for 34.6%, 37.6% and 24.4% of the Company’s total purchases, respectively. Pursuant to the terms of the Cloud Computing Technical Services Cooperation Agreement effective as of January 1, 2021 (the “Services Agreement”) between the VIE and Blanstar, Blanstar agreed to provide the VIE with cloud computing technical services consisting of various products and services including computing, storage, network, security, management and cloud database to meet the different needs of the VIE’s various websites, applications and other products and services. Blanstar agreed to provide the VIE with response, technical support and maintenance services 24 hours a day 7 days a week. The Service Agreement renewed on April 19, 2024 and expired December 31, 2025, subject to the right of the parties to negotiate a renewal one month prior to the expiration date. Pursuant to the Services Agreement the VIE paid $13.3 million, $23.8 million and $8.86 million to Blanstar for the year ended December 31, 2022, 2023 and 2024, respectively.

For the year ended December 31, 2022, we have three significant suppliers including Blanstar, representing 34.6%, 21.9% and 10.3% of our total purchase, respectively. For the year ended December 31, 2023, we have three significant suppliers including Blanstar, representing 37.6%, 20.7% and 14.9% of our total purchase, respectively. For the year ended December 31, 2024, we have three significant suppliers including Blanstar, representing 24.4%, 9.7% and 5.5% of our total purchase, respectively.

Marketing and Sales

We have built our Xiao-I (Chinese: 小i机器人) brand through multitude sales channels, including:

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

As of December 31, 2024, we have applied for 582 patents, 342 of which have been granted and have obtained, 269 registered trademarks and 141 computer software copyrights. Also see “Item 5.A Operating and Financial Review and Prospects – Operating Results – Major Factors Affecting Our Results of Operations – Intellectual Property.” We have led and participated in the formulation of 1 international standard, 5 national standards and 2 association standards, led the world’s first international standard for AI emotional computing, and published more than 20 class A papers (Class A papers refer to papers in authoritative core journals, indexed by the internationally accepted SCIE, EI, ISTP, SSCI and A&HCI retrieval system) every year. In June 2020, the company passed the national intellectual property management system certification and obtained the certificate. This certificate represents that the company’s intellectual property management system conforms to the GB/T 29490-2013 standard. We applied in 2004, and in 2009 were authorized a patented technology numbered ZL200410053749.9 (a chatbot system), which represented the world’s leading level of intelligent voice at that time.

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

Our Research and Development

We maintain that robust R&D capabilities form the cornerstone of our innovation engine, particularly as generative AI accelerates technological evolution at unprecedented speeds. In 2024, with foundational AI models achieving human-parity in code generation, we’ve strategically realigned our workforce to harness human-AI synergy. By implementing AI Co-pilots across development workflows, we’ve transitioned from manual coding to AI-enhanced architectural design, enabling efficiency gain in solution iteration.

As of December 31, 2024, our restructured team consisted of 162 employees, including 95 research and development specialists, representing 59.0% of our workforce, with 13.7% of them holding advanced degrees. s. A large number of our senior engineers have more than 10 years’ experience in the computer, Internet and AI industries, and we also use part-time experts from several universities and research institutes. We have established joint laboratories with the Institute of Software of the Chinese Academy of Sciences, East China Normal University, Hong Kong University of Science and Technology, and have established in-depth cooperative relations with Tsinghua University, Fudan University, Shanghai Jiaotong University, Beijing University of Posts and Telecommunications and Peking University.

Competition

The competition in the AI services industry is intense. We compete with various integrated AI services providers in chatbots and personal assistants as conversational intermediates. We also compete with new companies entering into the AI service industry. The rapid nature of new technologies emerging also enhances the competitive nature of our industry. Among the many other Chinese competitors, our products’ global competitors include Apple Siri, Microsoft Cortana and Amazon Echo. To gain market share, we have built good customer relationships with major banks and government departments in China. In addition, we also seek customers from different industries to maintain a long-term collaboration relationship. Also see “Item 5.A Operating and Financial Review and Prospects – Operating Results – Major Factors Affecting Our Results of Operations - Competition.”

C. Organizational Structure.

The following diagram illustrates the corporate legal structure of Xiao-I as of the date of this annual report.

Xiao-I Corporation
A Cayman Islands Company
100%
AI Plus Holding Limited("AI Plus")
A British Virgin Islands Company
100%
Xiao-i Technology Limited("Xiao-i Technology")
A Hong Kong Company
60%
100%
XIAO-I PLUS INC.
("XIAO-I PLUS")
A United States Company
Xiao-I Super Limited
("Xiao-I Super")
A United Arab Emirates Company
Xiaoi Robot Technology (H.K) Limited
("Xiaoi Robot")
A Hong Kong Company
100%
100%
Off Shore
On Shore
Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd.("Zhizhen Technology")
A People's Republic of China Company
Contractual Control
Shanghai Xiao-i Robot Technology Co., Ltd.("Shanghai Xiao-i")
A People's Republic of China Company
Rong Xu
Bin Xia
99%
1%
Guizhou Aoshu Enterprise Management Partnership (Limited Partnership)
A People's Republic of China Company
100%
100%
100%
100%
100%
100%
100%
70%
30%
Beijing Zhihong Network Technology Co., Ltd
("Beijing Zhihong")
A People's Republic of China Company
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

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law, which was amended and promulgated by the SCNPC on December 29, 2023 and came into effect on July 1, 2024. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this annual report, 100% of the equity interests of Zhizhen Technology are entirely and directly held by our Company through Xiao-I Technology Limited. Therefore, Zhizhen Technology, the WFOE of Xiao-I Technology Limited, should be regarded as a foreign-invested enterprise and comply with both the Company Law and other applicable foreign investment laws.

D. Property, Plants and Equipment.

Our current principal executive offices are located in 5th Floor, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai, China. We lease offices in other cities where we operate with an aggregate area of approximately 3340.7 square meters as of December 31, 2024. These following facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities:

Location	Area (Square Meter)	Term	Use
Room 502, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai	1,907.23	November 18, 2023 to November 17, 2026	Office
1606, Unit 3, 13th Floor, No. 216 Tangli Road, Chaoyang District, Beijing, China	101.69	August 25, 2024 to August 24, 2025	Office
Unit 1845, No. 167, West Linhe Road, Tianhe District, Guangzhou	162.15	July 5, 2022 to July 31, 2025	Office
Unit 216 of the 2nd Floor of Building 16W, Phase Three, Hong KongScience Park, Pak Shek Kok, New Territories, Hong Kong	1169.63	October 11, 2022 to October 10, 2025	Office

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

The year 2024 has witnessed unprecedented acceleration in the evolution of large language models (LLMs), marked by breakthroughs in performance, versatility, and accessibility. Leading models such as ChatGPT-4o, Grok 3, and DeepSeek R3 have redefined industry benchmarks, demonstrating remarkable advancements in reasoning, multimodal integration, and real-time responsiveness. This surge in foundational model capabilities—driven by innovations in scaling laws, hybrid architectures (e.g., MoE), and cost-efficient training methodologies—has catalyzed a competitive landscape where enterprises now prioritize speed-to-market and application-specific optimization over mere parameter count.

Against this backdrop, our Hua Zang LLM has emerged as a cornerstone of innovation. Leveraging its proprietary architecture and adaptive learning frameworks, our MaaS (Model-as-a-Service) business achieved 167.4% year-over-year (“YoY”) growth in 2024, contributing 73.0% of total revenue, supporting our total revenue to further increase to US$70.31 million. This exponential trajectory underscores Hua Zang LLM’s ability to deliver enterprise-grade solutions across industries—from investment modeling to customer services in Banking industry—while maintaining cost-efficiency through dynamic resource allocation and lightweight deployment strategies. By integrating Hua Zang LLM with cloud-native platforms and hybrid computing infrastructures, we have empowered clients to harness cutting-edge AI without the prohibitive overheads traditionally associated with LLM adoption.

Parallel to our B2B success, 2024 marked a strategic pivot toward consumer-facing AI applications. The launch of our AI-powered smart glasses in the second half of 2024 exemplifies this shift. Designed for seamless human-AI collaboration, these devices integrate real-time language translation, contextual environmental analysis, and augmented reality overlays—all powered by our proprietary edge-computing frameworks. Early adoption in North American markets has driven 1751.5% growth in hardware sales, positioning this product line as a catalyst for global retail expansion. Notably, our hardware revenue also generated incremental revenue in international markets, validating our dual focus on technical excellence and consumer-centric design.

Looking ahead, we remain committed to bridging the gap between foundational AI research and scalable commercialization. By aligning with trends such as vertical-specific model refinement, cost-optimized inference, and ethical AI governance, we aim to solidify our leadership in both enterprise and consumer ecosystems. As the AI landscape evolves from a “race for size” to a “pursuit of value,” our hybrid MaaS and hardware strategies will continue to unlock transformative opportunities—for businesses, individuals, and society at large.

Recent Developments

During the year ended December 31, 2024, and into early 2025, Xiao-I Corporation undertook a series of registered offerings pursuant to its shelf registration statement on Form F-3. These offerings involved the issuance of convertible promissory notes and, in certain cases, related ADSs issued at par value to institutional investors. The transactions were completed in June 2024, October 2024, and January 2025, providing the company with aggregate gross proceeds of approximately $10 million. Each offering included customary terms such as fixed or variable conversion prices, anti-dilution protections, and covenants limiting future indebtedness and equity issuances on more favorable terms. The proceeds were used to support the company’s general corporate purposes and strategic initiatives.

During the same period, the company became subject to litigation relating to its initial public offering and post-IPO disclosures. Securities class action lawsuits were filed in New York state court and U.S. federal court alleging material misstatements and omissions in the company’s offering materials and subsequent SEC filings. Xiao-I is actively contesting these claims. In addition, the company continued to pursue its patent litigation against Apple Inc. in China. The Beijing Intellectual Property Court ruled in Xiao-I’s favor by confirming the validity of one of its patents, and trial proceedings for the infringement claims concluded before the Shanghai High Court in mid-2024, with a decision pending as of the date of this filing.

The company also addressed Nasdaq listing compliance issues. In July 2024, Xiao-I received a deficiency notice from Nasdaq due to the bid price of its ADSs remaining below $1.00 for a sustained period. To regain compliance, the company effected a reverse ADS split in August 2024. Following this adjustment, Nasdaq confirmed in September 2024 that Xiao-I had regained compliance with the minimum bid price requirement.

For additional information regarding these developments, see “Item 4.A — “Information on the Company — History and Development of the Company — Recent Developments.”

Business Highlights

As a pioneer in cognitive intelligence and a global leader in AI technology commercialization, we continue to redefine industry standards through innovation-driven solutions. Rooted in natural language processing and proprietary cognitive frameworks, our mission remains steadfast: to empower businesses and individuals with scalable, ethical, and transformative AI applications. With over two decades of technological excellence, we are uniquely positioned to bridge cutting-edge research with real-world value creation.

In 2024, with strong incremental revenue and profitability, our net losses narrowing sharply to US$14.55 million —a remarkable turnaround from the US$27.01 million net loss reported in 2023. Our Model-as-a-Service (MaaS) business achieved a landmark performance, surging 167.4% YoY to US$51.32 million, up from US$19.19 million in 2023. The exponential growth in MaaS was primarily driven by the Hua Zang LLM, which alone contributed US$28.99 million—a 257.9% YoY increase—underscoring its dominance in enterprise applications such as financial analytics, customer services, and smart manufacturing. This milestone was accompanied by significant economies of scale, with the MaaS business delivering growth in both revenue and profitability. The business achieved a gross margin of 81.0% in 2024, an increase of 15 percentage points from 65.9% in 2023, reflecting the benefits of operational leverage and cost optimization. Simultaneously, our Technology Development Services revenue skyrocketed 207.5% YoY to US$24.11 million (from US$7.84 million in 2023), reflecting heightened demand for customized AI solutions. Clients increasingly sought tailored model architecture, industry-specific fine-tuning, and hybrid deployment frameworks, validating our strategy to prioritize agility and vertical specialization over generic scalability.

The second half of 2024 marked a pivotal expansion into consumer markets with the overseas launch of our AI-powered smart glasses. This product catalyzed an 18-fold surge in hardware revenue to US$1.40 million (from US$75,363 in 2023), capturing demand for wearable AI in North America and Europe. Complementing this success, we unveiled tAIkbox—a groundbreaking AI-powered customer service solution integrating hardware and software—designed specifically for global markets. tAIkbox leverages Hua Zang LLM’s capabilities, agentic workflows and edge-computing efficiency to deliver seamless, context-aware interactions. Early adoption rates and partner feedback suggest strong revenue potential in 2025 and beyond.

In terms of operation efficiency, in 2024, R&D investment decreased 33.8% YoY to US$34.66 million (from US$52.39 million in 2023), primarily due to the completion of Hua Zang LLM’s pre-training phase in 2023. Current efforts focus on task-specific fine-tuning, lightweight deployment, and commercialization-ready optimizations. Moving forward, R&D spending will align closely with productization roadmaps, maintaining a downward trend as a percentage of revenue. General and Administrative Expenses (G&A) as a percentage of net revenue increased 25.2% year-over-year to US$22.94 million in 2024, primarily driven by one-time charges including bad debt provisions, workforce restructuring costs, and share-based financing expenses. We anticipate bringing G&A-to-revenue ratio below 15% in 2025 through sustainable cost controls, as these non-recurring expenditures will be absorbed within the current fiscal cycle. The workforce optimization charge specifically reflects our AI-driven organizational transformation. By deploying AI Co-pilot systems across development workflows, we have significantly reduced dependency on junior engineers while expanding strategic roles in senior architecture design, prompt engineering, and AI model training. This leaner, AI-augmented team structure is projected to deliver operational efficiency gains through 2025.

As AI transitions from experimentation to industrialization, we remain committed to delivering tangible ROI through verticalized solutions, ethical AI governance, and global market agility. With Hua Zang LLM as our cornerstone, we are poised to lead the next wave of AI-driven transformation—for enterprises, consumers, and society at large.

2025 Outlook

Global Market Expansion: Scaling AI-Driven Innovations

Amidst challenging macroeconomic conditions and geopolitical uncertainties, our company maintains overseas expansion efforts as an established participant in cognitive intelligence, with core strategies focused on AI-powered hardware and the tAIkbox integrated customer service solution.

AI Glasses: Building on the success of our 2024 overseas launch, we target delivery of over 10,000 units in 2025, focusing on North America, where demand for wearable AI is surging. These devices, equipped with real-time translation, augmented reality overlays, and context-aware analytics, are redefining human-AI collaboration on daily basis.

tAIkbox: Our flagship AI customer service solution, unveiled in Q1 2025, is engineered to drive operational efficiency across industries. Leveraging on Hua Zang LLM’s capabilities, agentic workflows and edge-computing efficiency, tAIkbox can be applied across platforms, conduct complex tasks with plug-and-play feature. For example, in the golf club management vertical, tAIkbox’s natural language interface seamlessly handles 24/7 tasks—from tee-time reservations to parking guidance and inventory upselling—reducing labor costs by 60% in pilot deployments. Going forward, we will expand tAIkbox’s adaptability to more industries: healthcare triage, restaurant order management, or hotel concierge services, with a roadmap to cover 5+ verticals by 2030.

Profitability Roadmap: Efficiency and Discipline

2025 marks a pivotal transition to sustainable profitability, fueled by revenue diversification and operational optimization. Additionally, we anticipate that incremental revenue from the overseas sector will further enhance our operational efficiency.

R&D Expenditure Discipline: R&D investment decreased 33.8% year-over-year to US$34.66 million in 2024 (from US$52.39 million in 2023), primarily due to the completion of Hua Zang LLM’s capital-intensive pre-training phase in 2023. Current efforts are focused on capitalizing on existing infrastructure through task-specific fine-tuning, lightweight deployment optimizations, and commercial-ready enhancements such as industry-tailored adaptations for tAIkbox. Moving forward, R&D spending will align rigorously with near-term productization roadmaps, prioritizing monetization-ready initiatives over foundational research. As a result, R&D intensity is projected to maintain a downward trajectory as a percentage of revenue, reflecting improved scalability of our AI asset base.

G&A Optimization: General and Administrative Expenses (G&A) as a percentage of net revenue increased 25.2% year-over-year to US$22.94 million in 2024, primarily driven by one-time charges including bad debt provisions, workforce restructuring costs, and share-based financing expenses. The workforce optimization charge specifically reflects our AI-driven organizational transformation across both technical and administrative functions. This encompasses strategic realignment of R&D teams through reduced reliance on junior developers while scaling senior technical roles such as systems architects, coupled with streamlining administrative operations via AI-powered automation of OA processes. We anticipate bringing G&A-to-revenue ratio below 15% in 2025 through sustainable cost controls, as these non-recurring expenditures will be absorbed within the current fiscal cycle. By deploying AI Co-pilot systems across all workflows, we have significantly reduced dependency on junior engineers while expanding strategic roles in senior architecture design, prompt engineering, and AI model training. This leaner, AI-augmented team structure is projected to deliver operational efficiency gains through 2025.

Major Factors Affecting Our Results of Operations

Our business and operating results are affected by the general factors that affect the global robotics industry, particularly the accelerating fragmentation of global governance system and the dynamics of software robotics industry.

Geopolitical Turbulence

The accelerating fragmentation of global governance systems introduces structural uncertainties. Heightened US-China strategic competition manifests through escalating technology decoupling (e.g., semiconductor export controls), retaliatory tariffs impacting cross-border hardware procurement and sales, and regulatory barriers targeting cloud-based AI services. These tensions significant uncertainties to our global operations. Potential risks include but not limited to:

Tariff wars and trade barriers that may increase costs for cross-border product exports and operation efficiencies (e.g., AI hardware products).

Supply chain disruptions caused by regional conflicts or sanctions, particularly affecting hardware procurement and international technical collaborations (e.g., AI hardware products).

Heightened market access restrictions, such as recent scrutiny on Chinese technology enterprises in semiconductors and AI sectors.

Regulatory compliance challenges due to evolving foreign investment policies, including data security reviews and localization requirements in critical markets.

Continued Monetization of Robot Products and Services

Our long-term growth will depend on our continued ability to expand our customer base and increase revenue from MaaS and non-MaaS business. We have developed products and services in different industries.

MaaS

We currently provide CIAI model, image model and Hua Zang LLM. Our CIAI platform products and services are marketed and sold primarily to customers in the following industries: (1) Contact Center, (2) Finance, (3) Urban Public Service, (4) Construction, (5) Metaverse, (6) Manufacturing and (7) Smart Healthcare. In June 2023, we launched Hua Zang LLM which is a foundational model with versatile capabilities, meticulously developed by us through independent research. It integrates the latest Al algorithms, drawing upon massive data, cross-lingual and multitask training, and domain knowledge, with the traits of controllability, customizability and deploy ability.

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

Competition

Industry competition is intense, but there is significant market potential in the rapidly growing AI industry. We compete with various integrated AI services providers in MaaS industry. Our products’ main competitors include OpenAI, Cohere, Anthropic, Baidu, Google, and Microsoft. To further enhance our market position, we will leverage on our good customer relationships developed in the past 1000 delivery cases, practically commercialized our technologies into product. Other than B2B market, we will also explore the potential from B2C market. In addition, we will be actively seeking for oversea market development to further expand our market size.

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

Intellectual Property

Our intellectual property includes trademarks related to our brands and services, copyrights in software, patents and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brand through a combination of monitoring and enforcement of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures. For further details, see “Item 3.D Key Information - Risk Factors — Risks Relating to Our Business and Industry — We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of business” of this annual report.

As of December 31, 2024, the Group has obtained 342 granted patents and currently holds 582 active patent applications  globally. This includes 6 newly filed Chinese invention patents covering virtual fitting systems, AI-Generated Content (AIGC) image synthesis, multimodal information processing, and LLM-based AI agent applications, alongside 3 U.S. patent applications in automotive device control and smart glasses technologies. The intellectual property portfolio also comprises 269 registered trademarks and 141 computer software copyrights.

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

In China, holders of computer software copyrights enjoy protection under the Copyright Law. Various regulations relating to the protection of software copyrights in China have been promulgated, including the Copyright Law, which was originally promulgated in 1990, the Regulation for the Implementation of the Copyright Law, which originally came into effect in June 1990, and the Measures for the Registration of Computer Software Copyright, which were issued by the National Copyright Administration in 2002. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights, exclusive licensing and transfer contracts with the Copyright Protection Center of China or its local branches is encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registered copyrights holders. The Computer Software Copyright Registration Procedures, issued by the National Copyright Administration in 2002, apply to software copyright registration, license contract registration and transfer contract registration. We have registered software copyrights in compliance with the above rules and to take advantage of the protections under them.

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

	For the Years Ended December 31,
	2022		2023		2024
	USD	%	USD	%	USD	%

Net revenue	48,184,958	100.0%	59,165,259	100.0%	70,314,315	100.0%
Cost of revenues	(17,379,144)	(36.1)%	(19,741,689)	(33.4)%	(22,264,768)	(31.7)%
Gross profit	30,805,814	63.9%	39,423,570	66.6%	48,049,547	68.3%
Selling expenses	(3,911,818)	(8.1)%	(4,550,997)	(7.7)%	(3,320,886)	(4.7)%
General and administrative expenses	(6,028,637)	(12.5)%	(4,407,215)	(7.4)%	(22,940,916)	(32.6)%
Research and development expenses	(24,001,138)	(49.8)%	(52,387,540)	(88.5)%	(34,658,779)	(49.3)%
Other loss, net	(2,208,880)	(4.6)%	(1,295,894)	(2.2)%	(1,680,294)	(2.4)%
Loss before tax	(5,344,659)	(11.1)%	(23,218,076)	(39.2)%	(14,551,328)	(20.7)%
Income tax expenses	(660,655)	(1.4)%	(3,787,692)	(6.4)%	-	-
Net loss	(6,005,314)	(12.5)%	(27,005,768)	(45.6)%	(14,551,328)	(20.7)%

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net revenues

In terms of product lines, we generate revenue primarily from the (i) MaaS and (ii) non-MaaS.

The following table sets forth the product lines of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	USD	%	USD	%	USD	%
MaaS	12,924,039	26.8%	19,193,177	32.4%	51,324,373	73.0%
Non-MaaS	35,260,919	73.2%	39,972,082	67.6%	18,989,942	27.0%
Total	48,184,958	100.0%	59,165,259	100.0%	70,314,315	100.0%

By way of delivery, we generate revenue primarily from the (i) sale of cloud platform products, (ii) technology development service, (iii) sale of software products, (iv) M&S service, and (v) sale of hardware products. For the years ended December 31, 2022, 2023 and 2024, our total revenue was US$48.18 million, US$59.17 million and US$70.31 million, respectively.

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	USD	%	USD	%	USD	%
Sale of cloud platform products	25,742,135	53.4%	47,007,556	79.5%	40,877,256	58.1%
Technology development service	16,419,889	34.1%	7,839,700	13.3%	24,105,644	34.3%
Sale of software products	3,547,113	7.4%	1,566,455	2.6%	1,516,169	2.2%
M&S service	2,429,526	5.0%	2,676,185	4.5%	2,419,901	3.4%
Sale of hardware products	46,295	0.1%	75,363	0.1%	1,395,345	2.0%
Total	48,184,958	100.0%	59,165,259	100.0%	70,314,315	100.0%

Cost of revenues

Our cost of revenues primarily consists of the following components: (i) staff costs (salaries and employee benefits), (ii) cost of materials, which primarily includes software and hardware purchased, (iii) cloud hosting service fees, and (iv) overhead costs relating to consumables and office expenses used for production.

The following table sets forth the components of our cost of revenues by amounts and percentages of net revenues for the periods presented:

	For the Years Ended December 31,
	2022		2023		2024
	USD	%	USD	%	USD	%
Cost of materials	8,249,674	17.1%	4,656,013	7.9%	9,901,324	14.1%
Staff costs	7,499,583	15.6%	8,772,340	14.9%	3,835,452	5.5%
Cloud hosting services fees	1,313,492	2.7%	6,232,533	10.5%	8,375,337	11.9%
Others	316,395	0.7%	80,803	0.1%	152,655	0.2%
Total	17,379,144	36.1%	19,741,689	33.4%	22,264,768	31.7%

The following table sets forth the cost of revenue of different product lines of our revenue by amounts and percentages of net revenue for the periods indicated:

	For the Years Ended December 31,
	2022		2023		2024
	USD	%	USD	%	USD	%
Cost of MaaS	1,590,936	3.3%	6,537,836	11.1%	9,764,874	13.9%
Cost of Non-MaaS	15,788,208	32.8%	13,203,853	22.3%	12,499,894	17.8%
Total	17,379,144	36.1%	19,741,689	33.4%	22,264,768	31.7%

The following table sets forth the cost of revenue of different revenue types by amounts and percentages of net revenue for the periods indicated:

	For the Years Ended December 31,
	2022		2023		2024
	USD	%	USD	%	USD	%
Cost of sale of cloud platform products	3,015,766	6.3%	11,825,171	20.0%	10,356,302	14.7%
Cost of technology development service	12,194,044	25.3%	6,059,330	10.3%	10,444,827	14.9%
Cost of sale of software products	888,220	1.8%	834,570	1.4%	98,442	0.1%
Cost of M&S service	1,255,973	2.6%	971,417	1.6%	781,258	1.1%
Cost of Sale of hardware products	25,141	0.1%	51,201	0.1%	583,939	0.9%
Total	17,379,144	36.1%	19,741,689	33.4%	22,264,768	31.7%

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

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) rental expenses relating to our leased properties used for administrative purposes and utilities which is primarily represented by water, electricity charges for administrative purposes; (iii) professional fees, which primarily represented fees we paid for legal services, audit services and consultation in the ordinary course of our business; (iv) credit losses expenses, which primarily represented the credit losses of accounts receivable and prepaid expenses and other current assets; (v) share-based compensation, which primarily represented the expenses recognized related to the share options and restricted share units granted to our employees and officers, directors, and non-employee consultants; and (vi) others, which primarily include depreciation and amortization expenses, office expenses for office supplies and consumables, and other miscellaneous expenses for administrative purposes.

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

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Our subsidiary, Shanghai Xiao-i, was approved as a HNTE and is eligible to enjoy a preferential tax rate of 15% from 2020 to 2022 and renewed in 2023 to the extent it has taxable income under the EIT Law.

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

Comparison of Years Ended December 31, 2023 and 2024

Net revenues

Sale of cloud platform product

Revenue from sales of cloud platform products decreased by 13.0% from US$47.01 million for the year ended December 31, 2023 to US$40.88 million for the year ended December 31, 2024. The year-over-year revenue decline was partially attributable to timing-related factors in contract renewals, where multi-year agreements signed in previous periods created cyclical fluctuations in revenue recognition. However, the inherent customer stickiness of our subscription-based cloud platform model-evidenced by consistently high renewal rates and multi-year commitments-reinforces our long-term confidence. We expect cloud platform products to sustain a revenue contribution proportion broadly in line with year 2024, supported by their mission-critical role in client operations and recurring revenue characteristics.

Technology development service

Our technology development service provided to customers comprises: (1) development of new customized software and applications based on customers’ specifications and needs, and (2) functional customization development based on original software products sold. Revenue from technology development service increased by 207.5% from US7.84 million for the year ended December 31, 2023 to US24.11 million for the year ended December 31, 2024. This substantial increase was primarily driven by the revenue of US$10.4 million generated from certain MaaS (based on Hua Zang) contracts mainly signed in 2024, which accounted for approximately 43.1% of the total revenue from technology development services. During the period, multiple clients demonstrated strong interest in Hua Zang LLM, requesting customized development implementations that leveraged model distillation and vertical industry corpus pre-training to better align the technology with their operational scenarios. This growth reflects the burgeoning demand for customized AI solutions. Such solutions include tailored model architecture, industry-specific fine-tuning, and hybrid deployment frameworks.

Sale of software products

Our software products sold to customers comprising customized software products for specific needs. Revenue from sales of software products decreased slightly by 3.2% from US$1.57 million for the year ended December 31, 2023 to US$1.52 million for the year ended December 31, 2024.

M&S service

We provide M&S services for software products contracts which consist of future software updates, upgrades, and enhancements as well as technical product support services, and the provision of updates and upgrades on a when-and-if-available basis. Revenue from sales of M&S service decreased slightly from US$2.68 million for the year ended December 31, 2023 to US$2.42 million for the year ended December 31, 2024.

Sale of hardware products

Our hardware products sold to customers comprising the hardware designed for specific needs. Revenue from sales of hardware products increased from US$0.08 million for the year ended December 31, 2023 to US$1.40 million for the year ended December 31, 2024. The substantial growth can be attributed mainly to the highly successful commercial debut of our AI-powered smart glasses in the second half of 2024. These smart glasses have been extremely well-received in the North American market, where the demand for wearable AI devices has been experiencing a remarkable upsurge.

Cost of revenues

Our cost of revenues increased by 12.8% from US$19.74 million for the year ended December 31, 2023 to US$22.26 million for the year ended December 31, 2024, which was primarily attributed to the increase of cloud hosting services fees and cost of materials, partially offset by the decreased staff costs:

●	Cost of materials increased by 112.7% from US$4.66 million for the year ended December 31, 2023 to US$9.90 million for the year ended December 31, 2024. This increase was mainly due to the significant expansion of our customized technology development service, which resulted in higher demand for procurement of external materials during the period.

●

Staff costs decreased by 56.3% from US$8.77 million for the year ended December 31, 2023 to US$3.84 million for the year ended December 31, 2024. The decrease was driven by workforce optimization.

By integrating AI Co-pilot systems across development workflows, we reduced reliance on junior engineers while expanding roles for senior architects, prompt engineers, and AI trainers.

●	Cloud hosting services fees increased by 34.4% from US$6.23 million for the year ended December 31, 2023 to US$8.38 million for the year ended December 31, 2024, which reflects our strategic infrastructure upgrade from CPU-based to GPU-accelerated systems. This transition, initiated in H2 2023, aligns with an industry-wide shift toward GPU technology to support advanced AI workloads.

Gross Profit and Gross Profit Margin

We have different types of products and services that have different profit margins. For the years ended December 31, 2023 and 2024, our gross profit was US$ 39.42 million and US$48.05 million, respectively. Our gross profit margin improved to 68.3% for the year ended December 31, 2024, compared to 66.6% for the year ended December 31, 2023, primarily attributed to the significant increase in the proportion of revenues from our MaaS (based on Hua Zang), which carried higher profit margins of 72.1% for the year ended December 31, 2024. The above improvement in gross profit reflected operational leverage from MaaS commercialization and cost-optimized deployment.

Selling expenses

Our selling expenses decreased by 27.0% from US$4.55 million for the year ended December 31, 2023 to US$3.32 million for the year ended December 31, 2024. This decrease was primarily driven by a US$0.62 million decrease in staff costs and a US$0.63 million decrease in marketing and advertising expenses. The above decrease was a result of our efforts to reduce costs and expenses and enhance operational efficiency.

General and administrative expenses

Our general and administrative expenses increased by 420.5% from US$4.41 million for the year ended December 31, 2023 to US$22.94 million for the year ended December 31, 2024, which was primarily attributable to (i) a US$16.22 increase of allowance for credit losses mainly resulted from the increased account receivable balance, which was a direct consequence of the growth in our net revenues and extended collection periods, and (ii) an increase of US$1.56 million in share-based compensation expenses.

Research and development expenses

Our research and development expenses decreased by US$17.73 million from US$52.39 million for the year ended December 31, 2023 to US$34.66 million for the year ended December 31, 2024, primarily due to the completion of Hua Zang LLM’s pre-training phase in 2023. Moving forward, as we strategically pivot our focus towards attaining profitability, we foresee a notable decline in research and development (R&D) expenses.

Other loss, net

Other loss, net primarily consists of: (i) government grants, which primarily include government support for project development; (ii) interest expense of borrowings from banks and third parties; (iii) investment gain/(loss), which represent gain or losses from long-term equity investment; and (iv) non-operating expenses, which primarily includes the loss of disposal of non-current assets.

Other loss increased by US$0.38 million from US$1.30 million for the year ended December 31, 2023 to US$1.68 million for the year ended December 31, 2024. The fluctuation was mainly due to a decrease of the government grants of US$0.43 million due to a decline in the amount dedicated to research and development activities.

Income tax expenses

Income tax expenses was nil in 2024, compared with income tax expenses of US$3.79 million in 2023. The fluctuation was primarily due to the full allowance of deferred tax assets we recognized in 2023. Although we anticipate a decline in research and development expenses as we strategically focus on achieving profitability, we expect it more likely than not that all of the deferred tax assets will not be realized as the VIE is not expect to generate enough taxable income to utilize all of the deferred tax assets in the near future as a result of our history of recurrent losses.

Net loss

As a result of the foregoing, we had a net loss of US$14.55 million in 2024, compared with a net loss of US$27.01 million in 2023.

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

Technology development service

Our technology development service provided to customers comprises: (1) development of new customized software and applications based on customers’ specifications and needs, and (2) functional customization development based on original software products sold. The revenue from technology development service decreased by 52.3% from US$16.42 million for the year ended December 31, 2022 to US$7.84 million for the year ended December 31, 2023. The decrease of revenue from technology development services was primarily due to the completion of significant technology development service agreements in 2022, including Operation and Technical Service Agreement of Intelligent Plan Review Platform Agreement, Intelligent Platform Technical Service Agreement and Intelligent Virtual Simulation Platform Technical Service Agreement, and the revenue recognized in 2022 was US$8.88 million.

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

Income tax expenses

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

Net loss

As a result of the foregoing, we had a net loss of US$27.01 million in 2023, compared with a net loss of US$6.01 million in 2022.

B. Liquidity and Capital Resources.

As of December 31, 2023 and 2024, we had US$1.56 million and US$0.85 million in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand.

In March 2023, we completed our initial public offering (“IPO”) and was listed on the Nasdaq Global Market under the symbol “AIXI”. 5,700,000 American depositary shares (each, an “ADS”, collectively, “ADSs”), each represents one-third of an ordinary shares, were issued at a price of US$6.8 per share for net proceeds of approximately US$33.11 million, after deducting underwriting discounts, commissions and other offering expenses of US$5.65 million. We used the net proceeds from the offering for research and development, investment in technology infrastructure, marketing and branding, and other capital expenditure, and other general corporate purposes. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. For more detailed information, please see “Item 3.D Key Information - Risk Factors — Risks Relating to Our Corporate Structure — some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance.” As of December 31, 2023, we applied all the net proceeds of the IPO.

On June 17, 2024, we entered into a Securities Purchase Agreement with an institutional investor for the sale of senior convertible notes in the aggregate principal amount of approximately $3.26 million, issued at an 8% original issue discount. The notes are convertible into ADSs (each representing one-third of an ordinary share at the time). Concurrently, the company sold 1,000,002 ADSs at par value. The offering was made pursuant to our effective Form F-3 shelf registration statement and a prospectus supplement filed on the same date. The notes bear interest at 6% per annum, are convertible at a fixed price, and are secured by a pledge over certain assets. Additionally, the agreement provides the investor with registration rights, anti-dilution protection, and customary covenants including restrictions on further debt issuance without consent. Gross proceeds from the transaction were approximately $2.99 million.

On October 30, 2024, we entered into a Securities Purchase Agreement with another institutional investor for the issuance of a $2,175,000 convertible promissory note, sold with an 8% original issue discount. The note is convertible into ADSs representing the company’s ordinary shares at a fixed conversion price and matures in one year, with an annual interest rate of 6%. In connection with the note issuance, we issued 550,000 ADSs at par value. Proceeds from the transaction were to be used for general corporate purposes. The note includes standard covenants and restrictions, including a limitation on additional indebtedness and customary registration rights for the underlying securities.

On January 6, 2025, we entered into two separate Securities Purchase Agreements with two institutional investors, issuing convertible promissory notes in an aggregate principal amount of $4,637,840, composed of an initial principal of $4,295,000 and an additional $342,840 of original issue discount to be added 30 days after issuance. The notes bear interest at 6% per annum and are convertible into ADSs at a conversion price equal to 85% of the lowest daily VWAP (volume-weighted average price) during the 10 consecutive trading days prior to the conversion date. We also agreed to file a resale registration statement for the conversion shares. These notes contain customary anti-dilution provisions, adjustment rights upon stock splits and similar corporate events, and restrictions against future financings on more favorable terms (most-favored-nation provisions). Gross proceeds to us were $4.295 million.

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

For the years ended December 31, 2022, 2023 and 2024, we incurred negative operating flows of $10.92 million and $15.79 million and $15.14 million, respectively. As of December 31, 2024, we had an accumulated deficit of $125.34 million. We concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that these audited consolidated financial statements are issued.

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

As of December 31, 2023 and 2024, US$688,277 and US$461,382 of cash and cash equivalents were denominated in RMB, US$675,913 and US$272,050 of cash and cash equivalents were denominated in US dollars, US$200,352 and US$113,161 of cash and cash equivalents were denominated in Hong Kong dollars, respectively.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2022	2023	2024
Net cash used in operating activities	$(10,923,346)	$(15,789,498)	$(15,138,249)
Net cash used in investing activities	(2,856,416)	(20,059,814)	(468,571)
Net cash provided by financing activities	13,506,600	36,473,075	15,839,701
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(12,439)	(85,466)	(950,830)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(285,601)	538,297	(717,949)
Cash, cash equivalents and restricted cash at the beginning of the year	1,311,846	1,026,245	1,564,542
Cash, cash equivalents and restricted cash at the end of the year	$1,026,245	$1,564,542	$846,593

Operating Activities

Our net cash used in operating activities was US$15.14 million in 2024, compared to net loss of US$14.55 million. The principal changes accounting for the difference between our net loss and our net cash used in operating activities in 2024 were an adjustment of US$13.45 million non-cash items including share-based compensation expenses of US$1.56 million, allowance of accounts receivable, advance to suppliers and other receivables of US$9.92 million; an increase in accounts receivable of US$30.43 million attributable to the growth of net revenues and extension of collection periods affected by the challenging market conditions, an increase in prepaid expenses and other current assets of US$2.17 million; partially offset by an increase of US$14.08 in accounts payable and an increase of US$5.13 million in accrued expenses and other current liabilities. The increase in accounts payable was attributed to the growth of business and extension our payment periods to suppliers, and the increase in accrued expenses and other current liabilities was primarily due to the increase in payroll payable, and other tax payable.

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

Investing Activities

Our net cash used in investing activities amounted to US$0.47 million in 2024, primarily due to loan to third parties of US$0.10 million and purchase of equipment and property of US$0.37 million.

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

Financing Activities

Our net cash provided by financing activities amounted to US$15.84 million in 2024, mainly due to proceeds of US$34.05 million from short-term borrowings from banks, proceeds of US$0.15 million from related-parties borrowings, proceeds of US$5.74 million from third-parties borrowings, proceeds of US$4.50 million from convertible loans, partially offset by repayments of short-term borrowings from banks of US$27.10 million and repayments of borrowings from third parties of US$1.24 million.

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

Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Period
	Within one year	1 – 3 years	Total
Operating lease payment	$512,922	$302,952	$815,874
Short-term bank borrowings	$32,879,865	$-	$32,879,865
Loans and other payables from related parties and third parties	$9,445,508	$9,871,323	$19,316,831

Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales and after-sales network. Borrowings are short-term bank borrowings due in one year, and loans from related parties and third parties are for the purpose of ordinary business operation.

Other than those shown above, we did not have any other significant capital commitments and long-term obligations as of December 31, 2024.

From February to October 2022, we pledged 11 patents to obtain US$ 28.6 million credit limits from banks, with one to five years term. In October and November 2022, we pledged five patents to a third party to obtain principal accounted for US$2,899,728 (RMB20 million) loans, and the interests were calculated under effective interest method.

From February to November 2023, we pledged 37 patents to obtain US$20.4 million credit limits from banks. No other new credit contract signed with third parties during the year of 2023. These patents were not recorded in our consolidated balance sheets as they do not meet all the capitalization criteria.

From February to September 2024, we pledged 50 patents to obtain US$20.5 million credit limits from banks. No other new credit contract signed with third parties during the year of 2024. These patents were not recorded in our consolidated balance sheets as they do not meet all the capitalization criteria.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information.

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022, 2023 and 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

(a) Allowance for credit losses

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

An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. We made a provision of credit losses amounted to US$2,149,176 and US$2,053,698 for the years ended December 31, 2022 and 2024, respectively, and reversed credit losses of $5,108,723 for the year ended December 31, 2023.

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

As of December 31, 2023 and 2024, we had net operating loss carryforwards of approximately $103,051,391 and $64,006,738, respectively. As of December 31, 2023 and 2024, deferred tax assets from the net operating loss carryforwards amounted to $15,339,438 and $10,574,640, respectively. Due to our history of recurrent losses, we do not expect to generate enough profit to utilize the deferred tax assets in the future. We have recognized an addition to the valuation allowance of $1,723,347, $15,013,296 and $984,663 for the years ended December 31, 2022, 2023 and 2024, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets (“DTAs”) could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($13,700). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(c) transaction price allocation between software income and maintenance service income

We provide M&S service along with the sale of software products and technology development service for some contracts. As M&S service constitute a single performance obligation, we use 10% of total transaction price to allocate to the M&S service for contracts with no specified price term for M&S service renewal, due to the fact that contracts with specified renewal price were generally set to be approximately 10% of the total contract amount. We recognized $2,429,526, $1,110,383 and $865,997 revenue of the 10% allocation to M&S service for the years ended December 31, 2022, 2023 and 2024, respectively.

Recent Accounting Pronouncements

A description of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hui Yuan(2)(3)(4)	51	Chief Executive Officer, Director, Chairman of the Board of Directors
Wei Weng	39	Chief Financial Officer
Jun Xu(1)(2)(3)(5)	50	Independent Director
Zhong Lin(1)(2)(3)(5)	55	Independent Director
H. David Sherman(1)(3)(5)	76	Independent Director

(1)	Audit committee member
(2)	Compensation committee member
(3)	Nominating and Corporate Governance committee member
(4)	Executive Director
(5)	Non-Executive Director

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

Mr. H. David Sherman

H. David Sherman is an independent director of Xiao-I Corporation. Professor Sherman is a professor at Northeastern University, specializing in financial and management accounting, and contemporary accounting issues. Professor Sherman’s research areas include shareholder reporting and corporate governance; management and financial accounting, financing, and managing new ventures; service business productivity and data envelopment analysis; and mergers and acquisition performance measurement. Professor Sherman teaches Northeastern University MBA courses in accounting, control, and global financial statement analysis with a focus on international shareholder reporting. Professor Sherman currently serves as a board member and chair of the audit committee for Nuvve (NYSE: NVVE), Prestige Wealth Inc. (NASDAQ: PWM) Lakeshore Acquisition III Corp (NASDQ: LBBB), Natures Miracle Holdings, Inc (NMHI), He has served on the board and as audit chair of several U.S. and Chinese businesses, including Kingold Corporation (NYSE: KGJI), China HGS Real Estate Inc. (NASDAQ: HGSH), Agfeed Corporation, Dunxin (DXF — NYSE/Amer) and China Growth Alliance, Ltd. He also serves on a nonprofit board: American Academy of Dramatic Arts. Professor Sherman was in the faculty of the Sloan School of Management at Massachusetts Institute of Technology from 1981 to 1984. He is a CPA, was an academic fellow at the SEC, and earned his master’s degree in business administration (MBA) in 1971 from Harvard Business School and his Doctorate Degree in Accounting and Accountability Systems from Harvard Business School in 1981.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices		China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4
Part I: Gender Identity	Female	Male	Non-Binary	Did Not
Disclose Gender
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships among the directors and executive officers of the Company.

B. Compensation.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of US$404,072.43 in cash to our executive officers, and we paid US$93,008.36 to our non-executive director. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. WFOE and the PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

To promote the success and enhance the value of the Company by linking the personal interests of the Directors, Employees, and Consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders, the Company adopted the following share incentive plans.

2025 Share Incentive Plan

On April 1, 2025, the Company adopted our 2025 Share Incentive Plan (the “2025 Plan”). Under the 2025 Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards shall initially be 4,214,684 shares, representing 12% of the total Ordinary Shares of the Company issued and outstanding on a fully diluted basis as of the adoption date of the Plan. In addition, on January 1 of each fiscal year following the adoption of the 2025 Plan, if the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2025 Plan falls below 3.0% of the total Ordinary Shares issued and outstanding on a fully diluted basis as of the last day of the immediately preceding calendar year (the “Limit”), the number of shares reserved for issuance under the 2025 Plan will automatically be increased to equal the Limit, subject to the discretion of the Board to authorize additional increases. For these purposes, the number of Ordinary Shares issued and outstanding on a fully diluted basis is calculated by assuming the conversion, exercise, or exchange of all outstanding preferred shares, options, warrants, convertible notes, and other equity securities into Ordinary Shares. As of the date of this annual report, the Company have granted RSUs under the 2025 Plan, representing in total 1,407,144 ordinary shares, to three external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $0.91. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

The following paragraphs summarize the principal terms of the 2025 Plan.

Types of awards. The 2025 Plan permits the award of options, restricted shares, restricted share units, or other types of awards approved by the board of directors or the compensation committee.

Plan administration. Our board of directors or the compensation committee administers the 2025 Plan. The board or the committee determines, among other things, the participants to receive awards, the type and number of awards granted, and the terms and conditions of each grant.

Award agreement. Awards under the 2025 Plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations of each award, which may include the term of the award, provisions applicable upon a participant’s termination of service, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel, or rescind an award.

Eligibility. We may grant awards to our employees, directors, and consultants.

Vesting schedule. The vesting schedule for each award is determined by the plan administrator or, in its absence, the compensation committee, and is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the plan administrator or the compensation committee and set forth in the award agreement, and may be a fixed price or a variable price related to the fair market value of the shares. The exercise period and expiration of options are also determined at the time of grant.

Transfer restrictions. Awards under the 2025 Plan may not be transferred by a participant other than in limited circumstances, such as transfers to family members, trusts, or other permitted entities, subject to the approval of the plan administrator.

Termination and amendment. Unless terminated earlier, the 2025 Plan will remain in effect for ten years from the date of its adoption. Our board of directors may terminate, amend, or modify the 2025 Plan, subject to applicable laws and provided that no such action may materially adversely affect any previously granted award without the participant’s consent.

2023 Share Incentive Plan

On November 30, 2022, the Company adopted our 2023 share incentive plan (the “2023 Plan”), to promote the success and enhance the value of the Company by linking the personal interests of the Directors, Employees, and Consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. Under the 2023 Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan shall initially be 2,600,000, provided, that if the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2023 Plan falls below 3.0% of the total Ordinary Shares in issue and outstanding on the last day of the immediately preceding calendar year (the “Limit”), such number shall automatically be increased so that the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2023 Plan shall be equal to the Limit on January 1 thereafter, assuming, for purposes of determining the number of Ordinary Shares outstanding on such date, that all preferred shares, options, warrants, convertible notes and other equity securities that are convertible into or exercisable or exchangeable for Shares (whether or not by their terms then currently convertible, exercisable or exchangeable) that were outstanding on such date, are deemed to have been so converted, exercised or exchanged. As of the date of this annual report, we have granted awards under the 2023 Plan, with 2,558,628 ordinary shares issued or issuable upon the vesting of outstanding RSUs and options, and 41,372 ordinary shares remaining available for future issuance under the 2023 Plan.

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

Limitation on Liability and Other Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

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

C. Board Practices.

Our board of directors consists of four directors. A director is not required to hold any shares in our Company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if she/he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction is considered. Our directors may exercise all the powers of our Company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third party.

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

D. Employees.

As of December 31, 2024, we had 162 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2024:

Function/Department
Management	57
Sales and Marketing	46
Research and Development	95
Production	20
Total	162

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

Substantially all of our employees as of December 31, 2024 are stationed in China. We enter into standard employment, confidentiality and non-compete agreements with our employees. As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury and unemployment benefit plans.

By deploying AI Co-pilot systems across development workflows, we have significantly reduced dependency on junior engineers while expanding strategic roles in senior architecture design, prompt engineering, and AI model training in 2024.

None of our employees are currently represented by labor unions. We believe that we maintain good working relationship with our employees and, except as disclosed in Item 8.A. “Consolidated Statements and Other Financial Information—Litigation,” we have not experienced any material labor disputes.

E. Share Ownership.

For information regarding the share ownership of directors and officers, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plan, see “Item 6.B. Director, Senior Management and Employees—Compensation—2025 Share Incentive Plan.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets forth information with respect to the beneficial ownership, of our ordinary shares as of the date of April 30, 2025 by:

●	each member of our board of directors and each of our executive officers

●	our directors and executive officers as a group; and

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares.

The number of ordinary shares beneficially owned by each entity, person, board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 30, 2025 through the exercise of any option or other right.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is computed on the basis of 37,381,009 ordinary shares outstanding as of April 30, 2025 on an as-converted basis. Ordinary shares that a person has the right to acquire within 60 days of April 30, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group.

Except as otherwise indicated below, the address for each beneficial owner listed is c/o Xiao-I Corporation, 5th Floor, Building 2, No. 2570 Hechuan Road, Minhang District, Shanghai, People’s Republic of China.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Hui Yuan(1)	3,272,633	8.75%
Wei Weng(2)	10,000	*
All directors and executive officers as a group (2 individuals):	3,282,633	8.78%
Other ≥ 5% Beneficial Owners
ZunTian Holding Limited(3)	1,969,546	5.27%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Includes shares held by ZunTian Holding Limited and iTeam Holding Limited and shares Mr. Yuan shall receive because of the equity awards granted to him on January 3, 2024 (see B. Compensation under Item 6. Directors, Senior Management and Employees).

(2)	Includes shares Ms. Weng shall receive because of the equity awards granted to her on January 3, 2024 (see B. Compensation under Item 6. Directors, Senior Management and Employees).

(3)	ZunTian Holding Limited is incorporated in British Virgin Islands and is wholly owned and controlled by our Chairman and CEO, Mr. Yuan. The registered address of ZunTian Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited.

As of the date of this annual report, none of our outstanding ordinary shares were held by record holders in the United States.

As of the date of this annual report, we have a total of 21 shareholders, with 1 of them owning more than 5% each, and 20 of them owning less than 5% each. The names of the entities and their corresponding ownership percentages are listed on the principal shareholders table above. Other than these shareholders, to the extent known to the company (1) no other corporations, individuals or foreign governments directly or indirectly controls the company, (2) no other corporations, individuals or foreign governments directly owns the company, (3) some entities or individuals, other than foreign governments, indirectly own certain small percentage of the company which are listed on our corporate legal structure diagram in detail. See our corporate legal structure diagram for detailed information.

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

Consolidation

Xiao-I conducts substantially all of its business in China through Shanghai Xiao-I, the VIE, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of Xiao-I’s revenues, costs and net income in China are directly or indirectly generated through the VIE. Xiao-I, through its indirect wholly owned subsidiary, Zhizhen Technology, has signed various agreements with the VIE and shareholders of the VIE to allow the transfer of economic benefits from the VIE to Zhizhen Technology and to direct the activities of the VIE. Total assets and liabilities presented on Xiao-I’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are the financial position, operation and cash flow of the PRC operating entities (excluding non-controlling interests). The Company has not provided any financial support to the PRC operating entities for the fiscal years ended at December 31, 2022, but transferred cash through other subsidiaries and WFOE to VIE and its consolidated subsidiaries in 2023 and 2024, and the variable interest entities accounted for an aggregate of 96%, 83% and 98% of the Company’s total assets in 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, US$688,277 and US$461,382 of cash and cash equivalents were denominated in RMB, respectively.

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

	For the year ended December 31, 2022
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	48,184,958	-	-	-	48,184,958

Cost of revenues	-	(17,379,144)	-	-	-	(17,379,144)
Gross profit	-	30,805,814	-	-	-	30,805,814
Operating expenses	-	(33,941,593)	-	-	-	(33,941,593)
Income of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	(5,898,535)	-	5,898,535	-
Share of income in subsidiaries	(5,898,535)	-	-	-	5,898,535	-
Total operating expenses	(5,898,535)	(33,941,593)	(5,898,535)	-	11,797,070	(33,941,593)
Loss from operations	(5,898,535)	(3,135,779)	(5,898,535)	-	11,797,070	(3,135,779)
Other loss	-	(2,173,328)	(35,550)	(2)	-	(2,208,880)
Income tax expenses	-	(660,655)	-	-	-	(660,655)
Net loss	(5,898,535)	(5,969,762)	(5,934,085)	(2)	11,797,070	(6,005,314)
Net loss attributable to non-controlling interests	-	(106,779)	-	-	-	(106,779)
Net loss attributable to XIAO-I CORPORATION shareholders	(5,898,535)	(5,898,535)	(5,934,085)	(2)	11,797,070	(5,898,535)

	For the year ended December 31, 2022
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash used in operating activities	(1)	(10,923,345)	-	-	-	(10,923,346)
Net cash used in investing activities	-	(107,122)	(2,749,294)	-	-	(2,856,416)
Net cash provided by financing activities	-	10,757,306	2,749,294	-	-	13,506,600
Effect of exchange rate changes	-	(12,435)	(4)	-	-	(12,439)
Net change in cash, cash equivalents and restricted cash	(1)	(285,596)	-	(4)	-	(285,601)
Cash, cash equivalents and restricted cash, at beginning of year	1,105	1,310,737	-	4	-	1,311,846
Cash, cash equivalents and restricted cash, at end of year	1,104	1,025,141	-	-	-	1,026,245

	As of December 31, 2023
Condensed Consolidating Schedule of Financial Position	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	1,889	890,365	9,145	663,143	-	1,564,542
Restricted cash	-	20,676	-	-	-	20,676
Accounts receivable, net	-	28,326,985	-	-	-	28,326,985
Inventories	-	67,826	-	-	-	67,826
Contract costs	-	1,691,293	-	-	-	1,691,293
Advance to suppliers	-	1,134,529	15,113	-	-	1,149,642
Prepaid expenses and other current assets, net	2,493,301	1,665,653	24,632,707	17,983,479	(41,541,587)	5,233,553
Amount due from intercompany-current	17,656,465	748,183	-	-	(18,404,648)	-
Total current assets	20,151,655	34,545,510	24,656,965	18,646,622	(59,946,235)	38,054,517

Non-current assets:
Property and equipment, net	-	1,913,693	211,936	-	-	2,125,629
Intangible assets, net	-	212,445	-	-	-	212,445
Long-term investment	-	964,250	1,686,209	-	(1)	2,650,458
Investment in subsidiaries	-	-	-	23,163,931	(23,163,931)	-
Right of use assets	-	173,879	2,257,596	-	-	2,431,475
Prepaid expenses and other non-current assets	-	3,710,351	290,007	-	2,999,999	7,000,357
Amount due from related parties-non current	-	13,859,350	15,582	-	(15,582)	13,859,350
Total non-current assets	-	20,833,968	4,461,330	23,163,931	(20,179,515)	28,279,714
		-
TOTAL ASSETS	20,151,655	55,379,478	29,118,295	41,810,553	(80,125,750)	66,334,231

Liabilities
Current liabilities:
Short-term borrowings	-	26,760,940	-	-	-	26,760,940
Accounts payable	34,277	13,210,566	101,495	328,000	1	13,674,339
Amount due to related parties-current	-	704,947	-	-	-	704,947
Deferred revenue	-	1,654,145	-	-	-	1,654,145
Accrued expenses and other current liabilities	347,014	13,295,209	27,160	33,456,901	(33,188,031)	13,938,253
Lease liabilities, current	-	93,284	836,470	-	1	929,755
Deficit of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	36,321,088	-	(36,321,088)	-
Investment deficit in subsidiaries	24,469,459	-	-	-	(24,469,459)	-
Amount due to intercompany-current	164,593	26,864,085	-	-	(27,028,678)	-
Total current liabilities	25,015,343	82,583,176	37,286,213	33,784,901	(121,007,254)	57,662,379

Non-current liabilities:
Amount due to related parties-non current	-	7,505,290	-	400,000	-	7,905,290
Accrued liabilities, non-current	-	5,153,803	-	-	2,605,671)	7,759,474
Amount due to intercompany, non-current	-	-	2,605,671		(2,605,671)	-
Lease liabilities, non-current	-	61,471	1,412,480	-	(1)	1,473,950
Total non-current liabilities	-	12,720,564	4,018,151	400,000	(1)	17,138,714

TOTAL LIABILITIES	25,015,343	95,303,740	41,304,364	34,184,901	(121,007,255)	74,801,093

Shareholders’ deficit
Ordinary shares	1,201	-	-	-	-	1,201
Preferred shares	185	-	-	-	-	185
Additional paid-in capital	108,729,047	73,978,700	24,459,360	20,350,000	(118,788,060)	108,729,047
Statutory reserve	237,486	237,486	-	-	(237,486)	237,486
Accumulated deficit	(110,833,045)	(107,821,825)	(36,648,068)	(12,724,348)	157,194,241	(110,833,045)
Accumulated other comprehensive loss	(2,998,562)	(2,715,449)	2,639	-	2,712,810	(2,998,562)
XIAO-I CORPORATION shareholders’ deficit	(4,863,688)	(36,321,088)	(12,186,069)	7,625,652	40,881,505	(4,863,688)
Non-controlling interests	-	(3,603,174)	-	-	-	(3,603,174)
Total shareholders’ deficit	(4,863,688)	(39,924,262)	(12,186,069)	7,625,652	40,881,505	(8,466,862)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	20,151,655	55,379,478	29,118,295	41,810,553	(80,125,750)	66,334,231

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	59,165,259	-	-	-	59,165,259
Cost of revenues	-	(19,741,689)	-	-	-	(19,741,689)
Gross profit	-	39,423,570	-	-	-	39,423,570
Operating expenses	(2,307,368)	(58,274,909)	(221,950)	(541,525)	-	(61,345,752)
Income of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	(23,486,141)	-	23,486,141	-
Share of income in subsidiaries	(24,315,847)	-	-	(23,777,571)	48,093,418	-
Total operating expenses	(26,623,215)	(58,274,909)	(23,708,091)	(24,319,096)	71,579,559	(61,345,752)
Income from operations	(26,623,215)	(18,851,339)	(23,708,091)	(24,319,096)	71,579,559	(21,922,182)
Other loss	161,408	(1,391,071)	(69,480)	3,249	-	(1,295,894)
Income tax expenses	-	(3,787,692)	-	-	-	(3,787,692)
Net income	(26,461,807)	(24,030,102)	(23,777,571)	(24,315,847)	71,579,559	(27,005,768)
Net loss attributable to non-controlling interests	-	(543,961)	-	-	-	(543,961)
Net income attributable to XIAO-I CORPORATION shareholders	(23,486,141)	(23,486,141)	(23,777,571)	(24,315,847)	71,579,559	(23,486,141)

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash (used in) provided by operating activities	(21,749,842)	15,185,225	(24,233,134)	15,263,143	(254,890)	(15,789,498)
Net cash used in investing activities	(13,000,000)	(16,842,456)	(217,358)	(35,350,000)	45,350,000	(20,059,814)
Net cash provided by financing activities	34,750,627	1,322,448	24,459,360	20,750,000	(44,809,360)	36,473,075
Effect of exchange rate changes	-	200,007	277	-	(285,750)	(85,466)
Net change in cash, cash equivalents and restricted cash	785	(134,776)	9,145	663,143	-	538,297
Cash, cash equivalents and restricted cash, at beginning of year	1,104	1,025,141	-	-	-	1,026,245
Cash, cash equivalents and restricted cash, at end of year	1,889	890,365	9,145	663,143	-	1,564,542

	As of December 31, 2024
Condensed Consolidating Schedule of Financial Position	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	2,442	566,544	7,802	269,805	-	846,593
Accounts receivable, net	-	55,522,880	-	20,137	-	55,543,017
Amounts due from related parties	-	13,587,536	-	-	-	13,587,536
Inventories	-	10,724	3,638	-	-	14,362
Contract costs	-	2,357,950	-	150,000	(5,272)	2,502,678
Advance to suppliers	-	3,205,098	-	-	-	3,205,098
Prepaid expenses and other current assets, net	49,049	413,579	225,104	105,000	-	792,732
Amount due from intercompany-current	32,055,968	2,063,000	27,495,150	3,566,962	(65,181,080)	-
Total current assets	32,107,459	77,727,311	27,731,694	4,111,904	(65,186,352)	76,492,016

Non-current assets:
Property and equipment, net	-	1,777,249	90,487	-	-	1,867,736
Intangible assets, net	-	140,366	3,004	-	-	143,370
Long-term investment	-	937,909	1,559,685	-	-	2,497,594
Investment in subsidiaries		-	-	16,672,470	(16,672,470)	-
Right of use assets	-	66,913	766,117	-	-	833,030
Prepaid expenses and other non-current assets	-	3,558,515	119,213	-	-	3,677,728
Amount due from related parties-non current	-	-	-	-	-	-
Total non-current assets	-	6,480,952	2,538,506	16,672,470	(16,672,470)	9,019,458

TOTAL ASSETS	32,107,459	84,208,263	30,270,200	20,784,374	(81,858,822)	85,511,474
Liabilities
Current liabilities:
Short-term borrowings	-	32,879,865	-	-	-	32,879,865
Accounts payable	38,412	26,740,606	32,421	320,000	-	27,131,439
Amount due to related parties-current	-	67,068	-	150,000	-	217,068
Deferred revenue	-	2,385,228	-	-	-	2,385,228
Convertible loans	216,756	-	-	-	-	216,756
Accrued expenses and other current liabilities	335,563	22,173,896	741,023	624,560	(585,589)	23,289,453
Lease liabilities, current	-	57,545	426,113	-	-	483,658
Deficit of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	39,456,318	-	(39,456,318)	-
Investment deficit in subsidiaries	43,544,549	-	-	-	(43,544,549)	-
Amount due to intercompany-current	174,593	31,080,404	171,403	33,177,069	(64,603,469)	-
Total current liabilities	44,309,873	115,384,612	40,827,278	34,271,629	(148,189,925)	86,603,467

Non-current liabilities:
Amount due to related parties-non current	-	7,336,833	-	-	-	7,336,833
Accrued liabilities, non-current	-	4,508,695	2,534,490	-	-	7,043,185
Lease liabilities, non-current	-	-	295,962	-	-	295,962
Total non-current liabilities	-	11,845,528	2,830,452	-	-	14,675,980

TOTAL LIABILITIES	44,309,873	127,230,140	43,657,730	34,271,629	(148,189,925)	101,279,447

Shareholders’ deficit
Ordinary shares	1,598	-	-	-	-	1,598
Preferred shares	185	-	-	-	-	185
Additional paid-in capital	115,745,140	73,978,700	29,225,626	240,000	(103,444,326)	115,745,140
Statutory reserve	237,486	237,486	-	-	(237,486)	237,486
Accumulated deficit	(125,338,509)	(112,035,976)	(41,987,769)	(13,727,255)	167,751,000	(125,338,509)
Accumulated other comprehensive loss	(2,848,314)	(1,636,528)	(625,387)	-	2,261,915	(2,848,314)
XIAO-I CORPORATION shareholders’ deficit	(12,202,414)	(39,456,318)	(13,387,530)	(13,487,255)	66,331,103	(12,202,414)
Non-controlling interests	-	(3,565,559)	-	-	-	(3,565,559)
Total shareholders’ deficit	(12,202,414)	(43,021,877)	(13,387,530)	(13,487,255)	66,331,103	(15,767,973)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	32,107,459	84,208,263	30,270,200	20,784,374	(81,858,822)	85,511,474

	For the year ended December 31, 2024
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	71,030,671	1,311,056	3,111,639	(5,139,051)	70,314,315

Cost of revenues	-	(22,261,142)	(79,267)	(2,454,526)	2,530,167	(22,264,768)
Gross profit	-	48,769,529	1,231,789	657,113	(2,608,884)	48,049,547
Operating expenses	(8,381,108)	(51,453,460)	(3,254,279)	(453,846)	2,622,112	(60,920,581)
Loss of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	(4,214,151)	-	4,214,151	-
Share of loss in subsidiaries	(6,225,339)	-	-	(6,418,622)	12,643,961	-
Total operating expenses	(14,606,447)	(51,453,460)	(7,468,430)	(6,872,468)	19,480,224	(60,920,581)
Loss from operations	(14,606,447)	(2,683,931)	(6,236,641)	(6,215,355)	16,871,340	(12,871,034)
Other income/(loss)	100,983	(1,576,084)	(181,981)	(4,711)	(18,501)	(1,680,294)
Income tax expenses	-	-	-	-	-	-
Net loss	(14,505,464)	(4,260,015)	(6,418,622)	(6,220,066)	16,852,839	(14,551,328)
Net loss attributable to non-controlling interests	-	(45,864)	-	-	-	(45,864)
Net loss attributable to XIAO-I CORPORATION shareholders	(14,505,464)	(4,214,151)	(6,418,622)	(6,220,066)	16,852,839	(14,505,464)

	For the year ended December 31, 2024
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash (used in) provided by operating activities	(5,476,392)	(10,504,500)	(4,101,611)	14,697,338	(9,753,084)	(15,138,249)
Net cash (used in) provided by investing activities	-	(465,451)	(3,120)	5,290,000	(5,290,000)	(468,571)
Net cash provided by (used in) financing activities	5,476,945	10,612,756	4,766,266	(20,360,000)	15,343,734	15,839,701
Effect of exchange rate changes	-	12,698	(662,878)	-	(300,650)	(950,830)
Net change in cash, cash equivalents and restricted cash	553	(344,497)	(1,343)	(372,662)	-	(717,949)
Cash, cash equivalents and restricted cash, at beginning of year	1,889	911,041	9,145	642,467	-	1,564,542
Cash, cash equivalents and restricted cash, at end of year	2,442	566,544	7,802	269,805	-	846,593

For the years ended December 31, 2022, 2023 and 2024, the cash flows that have occurred between the Company, the VIE and its consolidated subsidiaries, WFOE which is the primary beneficiary of the VIE, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2022	2023	2024
Cash paid by Xiao-I Corporation to other subsidiaries	$-	$27,897,826	$5,427,500
Cash transfer from other subsidiaries to WFOE	-	25,000,000	4,820,000
Cash transfer from WFOE to VIE and its consolidated subsidiaries	-	24,504,585	4,936,837
Cash transfer from VIE and its consolidated subsidiaries to WFOE	-	640,150	651,188
Cash transfer from VIE and its consolidated subsidiaries to other subsidiaries	-	740,000	935,400
Cash transfer from WFOE to other subsidiaries	-	576,205	-
Cash transfer from other subsidiaries to Xiao-I Corporation	$-	$453,800	$1,596,500

From January 1, 2025 to the date of this annual report, cash was transferred among the Company, WFOE, other subsidiaries of the Company, the VIE and its consolidated subsidiaries, in the following manners: (i) the Company provided a total of US$3.60 million in cash to its other subsidiaries while other subsidiaries transferred US$0.17 million to the Company; (ii) WFOE provided a total of US$3.32 million to VIE and its subsidiaries while VIE and its subsidiaries transferred US$0.45 million to WFOE; (iii) WFOE and VIE and its subsidiaries transferred nil and US$0.12 million to other subsidiaries, respectively; and (iv) other subsidiaries transferred US$3.00 million to WFOE. The aforementioned cash transfers were generally for working capital purpose among the Company, WFOE, VIE and its consolidated subsidiaries, and other subsidiaries. Xiao-I intends to keep any future earnings to finance the expansion of its business, and it does not anticipate that any cash dividends will be paid in the foreseeable future.

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

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts due in the ordinary course of business. Xiao-I does not expect to pay dividends in the foreseeable future. If, however, it declares dividends on its Ordinary Shares, the depositary will pay holders the cash dividends and other distributions it receives on Xiao-I’s Ordinary Shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement. If it determines to pay dividends on any of its Ordinary Shares in the future, as a holding company, it will rely on payments made from Shanghai Xiao-I to WFOE, pursuant to the VIE Agreements between them, and the distribution of such payments to Xiao-I Technology from WFOE, and then to AI Plus from Xiao-I Technology, and then to Xiao-I from AI Plus as dividends, unless it receives proceeds from future offerings. See “Risk Factors — Risks Relating to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Other Related Party Transactions

The following provides descriptions of related party transactions based on (1) names of related parties and their relationships with the Company through its wholly owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”), (2) amounts due from related parties, (3) amounts due to related parties and (4) nature of loans/transactions and interest rates of the loans. Unless otherwise specified, the equity interests described herein are calculated based on the total number of outstanding ordinary shares of the Company as of December 31, 2024.

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Zhejiang Baiqianyin Network Technology Co., Ltd (“Zhejiang Baiqianyin”)	An entity which has a common director of the Board of Directors with the Group

2	Shanghai Shenghan	An entity which the Group holds 16.56% equity interests

3	Shanghai Aoshu Enterprise Management Partnership (Limited Partnership) (“Shanghai Aoshu”)	An entity which is the Group’s employee stock ownership platform, and has a common director of the Board of Directors with the Group

4	Jiaxing Sound Core Intelligent Technology Co., Ltd	An entity which Shanghai Shenghan holds 20% equity interests

5	Hui Yuan	Chairman of the board, one of the major shareholders holding 10.24% (excluded the preferred shares) equity interests of the Company

6	Jiaxing Chiyu Investment Partnership (limited Partnership)	A predecessor shareholder which holds 5.44% equity interests of the Company

7	Haiyin Capital Investment (International) Limited	A predecessor shareholder which holds 5.18% equity interests of the Company

8	Zhizhen Guorui	An entity which the Group holds 26% equity interests

9	Shanghai Machinemind Intelligent Technology Co., Ltd.	An entity which the Group holds 18% equity interests

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of December 31,
	2023	2024
Due from related parties-current
Other receivables
Zhizhen Guorui (a)	$-	$13,587,536
Shanghai Aoshu (b)	19,796	19,255
Credit losses provisions	(19,796)	(19,255)
Subtotal-due from related parties-current	-	13,587,536

Due from related parties-non current
Other receivables
Zhizhen Guorui	$13,859,350	$-
Subtotal-due from related parties-non current	13,859,350	-
Total	$13,859,350	$13,587,536

(a).	The balance consisted of:

(i)	On March 31, 2023, the Group entered into agreement to provide a loan to Zhizhen Guorui, an equity investment of the Group, with a maximum amount of $14,084,705 (RMB100.0 million) and interest-free. As of December 31, 2024, the actual loan provided by the Group to Zhizhen Guorui amounted to $13,480,745 (RMB98.4 million). The Group anticipates that it will be able to repay the loan within one year.

(ii)	The prepayment of $106,791 to Zhizhen Guorui for the purchase of technology development service.

(b).	Other receivable from Shanghai Aoshu was the payment to an employee on behalf of Shanghai Aoshu. For the year ended December 31, 2022, 2023 and 2024, the Group made full provision of receivables from Shanghai Aoshu;

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2023	2024
Due to related parties-current
Accounts payable
Shanghai Shenghan	$83,036	$67,068
Zhizhen Guorui	71,735	-

Interest-free loans (c)
Hui Yuan	-	150,000
Haiyin Capital Investment (International) Limited	$127,635	$-
Jiaxing Chiyu Investment Partnership (limited Partnership)	422,541	-
Subtotal-due to related parties-current	704,947	217,068

Due to related parties-non current
Hui Yuan(d)	$7,905,290	$7,336,833
Subtotal-due to related parties-non current	7,905,290	7,336,833
Total	$8,610,237	$7,553,901

(c)	The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.

(d)	Hui Yuan provided several interest-free loans to the Group for its daily operation needs before 2022. In 2023, the Group entered into agreement with Hui Yuan to establish an annual interest rate for the outstanding loans. The interest shall be calculated at an annual rate of 6.8% based on the actual number of days used from January 1, 2023. The maturity of the loans from Hui Yuan will be extended based on mutual consent. As of December 31, 2023 and 2024, the corresponding balance due to Hui Yuan was $7,505,290 and $7,336,833, respectively.

Significant transactions with related parties

	For the years ended December 31,
Nature	2022	2023	2024
Technology service fee payable
Zhizhen Guorui	$100,315	$661,010	$699,404
Shanghai Shenghan	-	-	7,991

Technology service fee paid
Zhizhen Guorui	$-	$684,412	$878,512
Shanghai Shenghan	-	112,980	21,888

Loans from a related party
Hui Yuan	$-	$400,000	$-

Repayment of loans from a related party
Hui Yuan	$-	$-	$812,747

Interest-free loans from related parties
Zhejiang Baiqianyin	$1,783,326	$290,076	$-
Hui Yuan	532,026	-	150,000

Interest-free loans repayment to related parties
Jiaxing Chiyu Investment Partnership (limited Partnership)	$297,221	$-	$416,916
Hui Yuan	169,416	1,355,760	-
Jiaxing Sound Core Intelligent Technology Co., LTD	59,444	31,776	-
Zhejiang Baiqianyin	1,788,230	141	-

Return of inventories to a related party
Shanghai Shenghan	$239,330	$-	$-

Interest-free loans to a related party
Zhizhen Guorui	$-	$13,896,539	$-

Debt relief
Shanghai Machinemind Intelligent Technology Co., Ltd.	$72,819	$-	$-

Arrangements with Our Executive Officers and Directors

Agreements with Our Non-Executive Directors

We have entered into an independent director agreement with one of our non-executive directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. See “Item 6.B. Directors and Senior Management and Employees—Compensation—Limitation on Liability and Other Indemnification Matters.”

2025 Share Incentive Plan

See “Item 6.B. Director, Senior Management and Employees—Compensation—2025 Share Incentive Plan.”

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

On June 26, 2024, a securities class action was filed in the Supreme Court of the State of New York, County of New York, against Xiao-I Corporation and certain of its officers and directors. Plaintiffs alleged violations of the Securities Act of 1933, asserting that the company’s IPO registration statement and prospectus contained materially misleading statements or omissions related to its AI capabilities and customer contracts. The action seeks unspecified damages and other relief. On September 13, 2024, plaintiffs filed an amended complaint expanding the allegations to include new information from Xiao-I’s subsequent SEC filings, arguing that post-IPO disclosures also failed to correct earlier misstatements. Xiao-I Corporation moved to dismiss the state court case on October 31, 2024, that motion was granted on April 24, 2025.

Separately, on October 15, 2024, a second securities class action lawsuit was filed in the U.S. District Court for the Southern District of New York alleging violations of both the Securities Act and the Securities Exchange Act of 1934. The complaint focuses on similar alleged misrepresentations in the IPO filings and alleges the company failed to disclose material risks about its technology and commercialization prospects. Xiao-I disclosed that it intends to vigorously contest both lawsuits. Xiao-I Corporation submitted pre-motion to dismiss letters on May 7, 2025, and motions to dismiss are due on June 9, 2025.

In addition, Xiao-I remains involved in a long-standing patent litigation with Apple Inc. Xiao-I claims that Apple’s Siri prod-uct infringes on its patented voice assistant technology. On August 3, 2020, Shanghai Xiao-I filed a lawsuit with the High People’s Court of Shanghai in China, against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding that Apple cease its infringement of Shanghai Xiao-I’s intelligent assistant patent (ZL200410053749.9 invention patent) by its Siri (intelligent assistant) (the “Patent Infringement Case”). The lawsuit seeks various remedies, including but not limited to, requiring Apple to stop manufacturing, using, offering to sell, selling or importing products that infringe Shanghai Xiao-I’s patent, and a temporary claim amount of 10 billion yuan (RMB). On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-I against Apple. On September 4, 2021, Shanghai Xiao-I filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-I’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-I with the Shanghai High People’s Court, requesting (i) confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and (ii) Shanghai Xiao-I to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million currently.

On January 29, 2024, the Shanghai High Court decided to merge the above two cases for trial, and they are currently under review The Shanghai High Court held two hearings on September 24, 2024 and November 1, 2024. A verdict in the infringement case is pending as of the date of the most recent filing. Xiao-I emphasized that protecting its IP portfolio remains a critical strategic priority.

On March 27, 2023, the Beijing Intellectual Property Court notified that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-I, regarding the 58271 and 58272 Review Decision of Request for Invalidation. On June 28, 2024, the Beijing Intellectual Property Court ruled against Apple, confirming the validity of Xiao-I’s Chinese patent.

Furthermore, during 2024, Xiao-I is involved in labor disputes in China involving more than 40 former employees who were laid off as part of a workforce optimization initiative. The disputes primarily relate to claims for unpaid wages, social insurance contributions, housing fund payments, and severance compensation. The total amount of claims asserted exceeds RMB 5 million. Out of these disputes, more than 20 disputes are currently pending before local labor arbitration authorities and the rest has been concluded. The company is actively engaging with relevant agencies to seek resolution. While management does not currently expect the outcome to have a material adverse effect on its consolidated financial statements, the disputes could adversely affect employee morale, operational efficiency, or public perception.

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2024 and through the date of this annual report.

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

B. Memorandum and Articles of Association.

The following are summaries of material provisions of our Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Memorandum and Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of above premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

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

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares. On December 13, 2023, we issued 3,700,000 preferred shares, each with a par value of US$0.00005 to ZunTian Holding Limited, one of our then existing shareholders. Each preferred share confers a voting right equivalent to 20 votes. Aside from the weighted voting rights, these preferred shares do not carry any additional rights.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, Memorandum and Articles of Association have provisions that give our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. Further shareholders have no right under the Memorandum and Articles of Association to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Memorandum and Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Memorandum and Articles of Association and may not be taken by written consent of the shareholders without a meeting.

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

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Memorandum and Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Memorandum and Articles of Association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

C. Material Contracts.

Except as otherwise disclosed in this annual report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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

Currently, most of our shareholders have completed Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration. All our significant shareholders, directors and officers have completed Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. In addition, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate some of our shareholders’ non-compliance with Circular 37. However, WFOE has successfully opened a new capital account with Bank of Ningbo recently. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result. We are trying to assist these shareholders with remedying their non-compliance with Circular 37, but we are not sure when we will be able to accomplish it. See “Item 3. Key Information—D. Risk Factors —Risks relating to Our Corporate Structure— Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance,” and “Item 3. Key Information—D. Risk Factors —Risks relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Thus, dividends and distributions from WFOE and the VIE are subject to regulations and restrictions on dividends and payment to parties outside of China. These regulations permit payment of dividends to Xiao-I by WFOE only out of net income, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset by general reserve fund and profits (if general reserve fund is not enough). Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. As of December 31, 2023 and 2024, our PRC operating entities had restricted amount of US$237,486 (RMB1,569,546) and US$237,486 (RMB1,569,546) the reserve fund, respectively. Moreover, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future.

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

Notwithstanding the foregoing, Shanghai Xiao-I and Guizhou Xiao-I enjoy preferential income tax rate of 15%, due to their treatment as “National High-Tech Enterprises” in China. Shanghai Xiao-I is eligible to enjoy such preferential income tax rate from 2020 to 2022 and renewed in 2023 to the extent it has taxable income under the EIT Law. Guizhou Xiao-i is eligible to enjoy such preferential tax rate from 2022 to 2024.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. We expect that our ADSs to be listed on Nasdaq and to be treated as marketable stock for this purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. holder makes this election, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such ADSs or Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or Ordinary Shares over the fair market value of such ADSs or Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs or Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PRC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our ADSs or Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of accounts receivable. We conduct credit evaluations of our customers, and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for credit losses. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable. For the years ended December 31, 2022, 2023 and 2024, the percentage of our revenue attributable to our largest customer amounted to 20.4%, 29.3% and 22.4%, respectively, while the percentage of our revenue attributable our five largest customers for the years ended December 31, 2022, 2023 and 2024 amounted to 58.4%, 69.7% and 49.9%, respectively.

Concentration of Suppliers Risk

We rely on a limited number of suppliers for certain essential services to operate our network and provide products and solutions to our customers. Due to the limited number of relevant suppliers available in China, we rely on a limited number of suppliers for cloud, internet data center services and hardware. Our purchase from top-three suppliers in aggregate accounted for 66.8%, 73.2% and 39.6% of total purchase for the years ended December 31, 2022, 2023 and 2024, respectively. We may experience shortages in components or delays in delivery as a result of natural disasters, increased demand in the industry or our suppliers’ lacking sufficient rights to supply the servers or other products or services.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 2.9% and 2.8% as of December 31, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

June 2024 Senior Convertible Notes

On June 17, 2024, Xiao-I Corporation has entered into a securities purchase agreement with an institutional investor (the “Investor”) to issue and sell an aggregate principal amount of $3,260,869.57 senior convertible notes (the “Notes”) with an 8% Original Issue Discount to the Investor, convertible into the Company’s ordinary shares (“Conversion Shares”) in the form of American Depositary Shares (“Conversion ADSs”) (the “SPA”). Each ADS represents one-third of an ordinary share.

Conversion at Option of Holder

The Notes will mature 360-days after the Issuance Date (as defined in the Notes) and will be convertible into the Company’s ADSs at a conversion price equal to $1.00 per ADS. Each holder of Notes may convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Conversion Price” of $1.00 per ADS, subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions.

Alternate Conversion at Option of Holder

Each holder of Notes may also convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, any make-whole amount and any late charges thereon (subject to an additional 25% premium if an event of default then exists), at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Alternate Conversion Price” calculated the lower of:

(i)	the Conversion Price then in effect; and

(ii)	either,

x.	if no event of default then exists, 92% of the lowest volume weighted average price of the Company’s ADSs during the ten (10) consecutive Trading Days ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice; or

y.	if an event of default then exists, the lowest of:

(a)	80% of the volume weighted average price of the Company’s ADSs as of the trading day immediately preceding the delivery or deemed delivery of the applicable notice of conversion or event of default (as applicable);

(b)	80% of the volume weighted average price of the Company’s ADSs as of the trading day the delivery or deemed delivery of the applicable notice of conversion (if any); and

(c)	80% of the price computed as the quotient of (I) the sum of the volume weighted average price of the Company’s ADSs for each of the three (3) Trading Days with the lowest volume weighted average price of the Company’s ADSs during the 20 consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3)).

Interest Rate

The Notes will bear interest at a rate of 6.0% per annum, which rate will increase to 15% in the event of occurrence and during the continuance of an event of default.

The Note and the Ordinary Shares underlying the Notes were issued pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-279306), initially filed with the U.S. Securities and Exchange Commission (“SEC”) on August 24, 2023 and declared effective on September 29, 2023, and pursuant to a prospectus supplement dated January 2, 2024 filed under Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), which registering the Notes issued at the First Closing and the Ordinary Shares underlying such Notes. This matter has previously been disclosed in our current reports on Form 6-K filed with the SEC on December 14, 2023, which is incorporated herein by reference.

October 2024 Convertible Promissory Note

On October 30, 2024, Xiao-I Corporation, a Cayman Islands exempted company with limited liability (the “Company”), entered into a private placement and securities purchase agreement (the “SPA”) with an institutional investor (the “Investor”) to issue and sell a convertible promissory note with a principal amount of $2,175,000 (the “Note”). The Note is being sold to the Investor with an 8% Original Issue Discount and is convertible into the Company’s ordinary shares (“Conversion Shares”) in the form of American Depositary Shares (“Conversion ADSs”). Each ADS represents three ordinary shares.

Conversion at Option of Holder

The Note will mature 12 months after the Purchase Price Date (as defined in the Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $6.0841 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The Conversion Price will be further reduced by $0.05 per ADS to cover any receipt issuance fees borne by the holder in connection with any Conversion.

The Investor may convert all, or any part, of the outstanding principal of the Note, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at the Investor’s option, into Conversion Shares represented by Conversion ADSs as per the following conversion formula: the number of Conversion Shares equals the amount of the outstanding balance being converted (the “Conversion Amount”) divided by the “Conversion Price” (subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions).

Interest Rate

The Note will bear interest at a rate of 6.0% per annum which, (a) shall commence accruing on the date of issuance, (b) shall be computed on the basis of a 360-day year and twelve 30-day months and (c) shall be payable on the Maturity Date unless earlier converted. The interest rate will increase to 18% in the event of occurrence and during the continuance of an event of default.

Security

The Note is unsecured.

Prepayment

We may prepay the Note by providing the Investor ten trading days advance written notice. Any prepayment will be equal to 110% of the Outstanding Balance. We may not prepay the Note if an event of default has occurred.

January 2025 Convertible Promissory Note

On January 6, 2025, Xiao-I Corporation, a Cayman Islands exempted company with limited liability (the “Company”), entered into two securities purchase agreements (each, a “SPA”) with two institutional investors (the “Investor”) to issue and sell two convertible promissory notes with the aggregate principal amount of $4,637,840 (collectively, the “Notes”), including the initial aggregate principal amount of $4,295,000 and an additional original issue discount in the aggregate amount of $342,840 to be added to the principal amount on the 30-day anniversary of the Purchase Price Date (as defined in the applicable Note). The Notes were sold to the Investors with an 8% Original Issue Discount and are convertible into the Company’s ordinary shares in the form of American Depositary Shares (“Conversion Shares”). Each ADS represents three ordinary shares.

Conversion at Option of Holder

Each Note will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $7.201 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

An Investor may convert all, or any part, of the outstanding principal of the Note, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at the Investor’s option, into Conversion Shares as per the following conversion formula: the number of Conversion Shares equals the amount of the outstanding balance being converted (the “Conversion Amount”) divided by the Conversion Price (subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions).

Interest Rate

Each Note will bear interest at a rate of 6% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations. The holder of each Note may convert all, or any part, of the outstanding principal of the Note, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at the holder’s option, into Conversion Shares as per the following conversion formula: the number of Conversion Shares equals the amount of the outstanding balance being converted (the “Conversion Amount”) divided by the Conversion Price (subject to pro-rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions).

Security

The Note is unsecured.

Prepayment

We may prepay the Notes by providing the Investor ten-trading-days’ advance written notice. Any prepayment will be equal to 101% of the Outstanding Balance (as defined in the Note) if such prepayment is made on or prior to the date that is thirty (30) days from January 7, 2025 and 110% of the Outstanding Balance if such prepayment is made thereafter. We will not be obligated to pay a prepayment premium if the outstanding balance is less than $100,000.00. We may not prepay the Note if an event of default has occurred.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Citibank, N.A. has, as depositary, will register and deliver the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. Each ADS represents three (3) Ordinary Shares deposited with Citibank, N.A. — Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, as custodian for the depositary.

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

Payments by Depositary

As of the date of this annual report, we had not received any payments from Citibank, N.A., the current depositary bank for our ADR program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Effective on August 3, 2024, Xiao-I Corporation changed the ratio of its American Depositary Shares (the “ADSs”) to its ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the prior ADS Ratio of one ADS to one-third of an ordinary share to a new ADS Ratio of one ADS to 3 ordinary shares.

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-nine reverse ADS split. On the Effective Date, Holders of uncertificated ADSs in The Depository Trust Company (DTC) will have their ADSs automatically exchanged and need not take any action. The exchange of every nine (9) then-held (existing) ADSs for one (1) new ADS will occur automatically at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by Citibank, N.A., the depositary bank (the “Depositary”). The Company’s ADSs will continue to be traded on the Nasdaq Stock Market under the symbol “AIXI.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary. The change in the ADS Ratio will have no impact on the Company’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 9 times the ADS trading price before the change.

This matter has previously been disclosed in our current reports on Form 6-K filed with the SEC on August 5, 2024 and August 21, 2024, respectively, which is incorporated herein by reference. See “Item 10. Additional Information” for a description of the rights of securities holders.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to one material weakness in our internal control over the financial statement closing process.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the audit of our consolidated financial statements, as of and for the year ended December 31, 2022, we identified two material weaknesses in our internal control over the financial statement closing process. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness that have been identified relates to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and (ii) our lack of internal file management procedures and effective recognition procedures to recognize revenue and costs timely.

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

(c) Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.

(d) Changes in Internal Control over Financial Reporting.

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	Year Ended December 31,
	2022	2023	2024

Audit fees (1)	$340,000	$280,000	$335,000
All other fees (2)	–	–	50,000
Total	$340,000	$280,000	$385,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors, other than the services reported under audit fees, audit-related fees and tax fees.

Our audit committee pre-approves all audit and non-audit services to be performed by the independent auditors and the related fees for such services other than prohibited non auditing services as promulgated under rules and regulations of the SEC (subject to the inadvertent de minimis exceptions set forth in the Exchange Act and the SEC rules).

Item 16.D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16.F. Change in Registrant’s Certifying Accountant.

Previous disclosed in the Company’s 6-K furnished to the SEC on December 8, 2023.

Item 16.G. Corporate Governance.

As a Cayman Islands exempted company incorporated with limited liability, we are subject to various corporate governance requirements under Cayman Islands law. In addition, as a foreign private issuer listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with some exceptions. Some corporate governance practices in Cayman Islands may differ significantly from corporate governance listing standards. For example, neither the corporate laws of the Cayman Islands nor our Memorandum and Articles of Association require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently comply with the corporate governance listing standards of Nasdaq to the extent possible under Cayman Islands law. However, we may choose to change such practices to follow home country practice in the future. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

Also, the Nasdaq rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. We intend to follow our home country practice with respect to annual meetings of shareholders and did not hold an annual meeting of shareholders in the year ended December 31, 2024. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require approval of shareholders.

In addition, Nasdaq Stock Market Rule 5635(c) requires that a Nasdaq-listed company seek shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants. The practices of our home country, the Cayman Islands, do not require that our shareholder approve the establishment or material amendment to a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants. We have elected to adopt this practice and have adopted the Xiao-I Corporation 2025 Share Incentive Plan without seeking the approval of our shareholders. Conyers Dill & Pearman, our Cayman Islands legal counsel, has provided a letter to the Nasdaq Stock Market confirming that, under Cayman Islands law, we are not required to follow the above corporate governance standards.

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

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant	20-F	001-41631	1.1	4/28/2023
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)	F-1/A	333-268889	4.1	2/13/2023
2.2	Registrant’s Specimen Certificate for Ordinary Shares	F-1	333-268889	4.2	12/20/2022
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	F-1/A	333-268889	4.3	2/13/2023
2.4	Form of Amendment No. 1 to the Deposit Agreement, by and among Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder	F-6	333-269502	(a)(i)	8/13/2024
2.5	Description of Securities					*
4.1	2023 Share Incentive Plan	F-1	333-268889	10.1	12/20/2022
4.2	2025 Share Incentive Plan	S-8	333-286469	10.1	4/11/2025
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers	F-1	333-268889	10.2	12/20/2022
4.4	English Translation of Exclusive Business Cooperation Agreement between Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.3	12/20/2022
4.5	English Translation of Exclusive Option Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited, Shanghai Xiao-I Robot Technology Co., Ltd. and Each Shareholder of Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.4	12/20/2022
4.6	English Translation of Share Interest Pledge Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Each Shareholder of Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.5	12/20/2022
4.7	English Translation of Power of Attorney Agreement granted to Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited by each shareholder of Shanghai Robot Technology Company Limited dated March 29, 2019	F-1	333-268889	10.6	12/20/2022
4.8	English Translation of Form of Spousal Commitment Letters Signed by Each Spouse of the Shareholders of Shanghai Xiao-I Robot Technology Co., Ltd.	F-1	333-268889	10.7	12/20/2022
4.9	English Translation of Form Investment Agreement Related to Convertible Loans	F-1	333-268889	10.8	12/20/2022

4.10	English Translation of Cloud Computing Technical Services Cooperation Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Blanstar Technology Co., Ltd. (Supplier A)	F-1	333-268889	10.10	12/20/2022
4.11	English Translation of AI Core Product Cloud Platform Lease Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Wanjie Data Technology Co., Ltd. (Customer B)	F-1	333-268889	10.12	12/20/2022
4.12	English Translation of Software Procurement Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., Ltd. (Supplier B)	F-1	333-268889	10.13	12/20/2022
4.13	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and China Construction Third Bureau Installation Engineering Co., Ltd. (Customer C)	F-1/A	333-268889	10.14	2/13/2023
4.14	English Translation of Supplier Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Telecom Tongchangda Information Co., Ltd. (Supplier C)	F-1/A	333-268889	10.15	2/13/2023
4.15	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Fengzhuo Jiye Technology Innovation (Beijing) Co., Ltd. (Customer D)	F-1/A	333-268889	10.16	2/13/2023
4.16	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Shanghai Lirui Water Treatment Technology Co., Ltd. (Customer E)	F-1/A	333-268889	10.17	2/13/2023
4.17	Independent Director Agreement, Dated on January 18, 2023, between H. David Sherman and Xiao-I Corporation	F-1/A	333-268889	10.18	2/13/2023
4.18	English Translation of AI Cloud Platform Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Customer F dated June 27, 2022	20-F	001-41631	4.19	4/28/2023
4.19	English Translation of Beijing Housing Lease Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier D dated September 25, 2019	20-F	001-41631	4.20	4/28/2023
4.20	English Translation of Software License Use and Development Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier E dated November 30, 2020	20-F	001-41631	4.21	4/28/2023
4.21	English Translation of Supplemental Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier F dated December 24, 2020	20-F	001-41631	4.22	4/28/2023
4.22	English Translation of Talefull Human Resource Management Software Deployment Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier F date August 1, 2018	20-F	001-41631	4.23	4/28/2023
4.23	Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated December 13, 2023	6-K	001-41631	99.1	12/14/2023
4.24	Amended Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated April 4, 2024.	20-F	001-41631	4.25	4/30/2024
4.25	Form of Non-Qualified Share Option Award Agreement	6-K	001-41631	99.1	1/10/2024
4.26	Form of Restricted Share Unit Award Agreement	6-K	001-41631	99.2	1/10/2024
4.27	Form of Senior Convertible Note	6-K	001-41631	4.1	6/17/2024
4.28	Form of Securities Purchase Agreement, dated as of June 17, 2024 between the Company and Investor	6-K	001-41631	10.1	6/17/2024
4.29	Placement Agency Agreement, dated as of June 17, 2024	6-K	001-41631	10.2	6/17/2024
4.30	Form of Convertible Note	6-K	001-41631	4.1	11/1/2024
4.31	Form of Securities Purchase Agreement, dated as of October 30, 2024 between the Company and Investor	6-K	001-41631	10.1	11/1/2024
4.32	Form of Convertible Promissory Note issued to Investors, dated as of January 7, 2025	6-K	001-41631	4.1	1/10/2025
4.33	Form of Securities Purchase Agreement, dated as of January 6, 2025 between the Company and each Investor.	6-K	001-41631	10.1	1/10/2025

4.34	The Data Services Framework Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., LTD, dated January 5, 2023	20-F	001-41631	4.28	4/30/2024
4.35	The Service Supplemental Agreement between Kaiyuan Cloud (Shenzhen) Technology Co., LTD and Shanghai Xiao-I Robot Technology Co., Ltd., dated July 12, 2023	20-F	001-41631	4.29	4/30/2024
4.36	The Service Supplemental Agreement between Beijing Zhiwang Huiyun Technology Co., Ltd. and Shanghai Xiao-I Robot Technology Co., Ltd., dated June 21, 2023	20-F	001-41631	4.30	4/30/2024
8.1	List of Significant Subsidiaries and VIE of the Registrant					*
11.1	Code of Business Conduct and Ethics of the Registrant	F-1/A	333-268889	99.8	2/13/2023
11.2	Insider Trading Policy	20-F	001-41631	11.2	4/28/2023
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of AssentSure PAC, an independent registered public accounting firm.					*
15.2	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm.					*
97.1	Dodd-Frank Restatement Recoupment Policy	20-F	001-41631	97.1	4/30/2024
101.INS	Inline XBRL Instance Document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.

**	Furnished herewith.

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

Date: May 15, 2025

XIAO-I CORPORATION

By:	/s/ Hui Yuan
Hui Yuan
Chief Executive Officer

XIAO-I CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Xiao-I Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xiao-I Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in deficit, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had net losses of US$14,551,328, cash outflow of US$15,138,249 from operating activities, and negative working capital of $10,111,451 for the year ended December 31, 2024. We also draw attention to Note 18 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
May 15, 2025
PCAOB ID Number 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

XIAO-I CORPORATION

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in deficit and cash flows of XIAO-I CORPORATION (the “Company”) for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2023.

New York, NY

April 28, 2023

XIAO-I CORPORATION

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$1,564,542	$846,593
Restricted cash	20,676	-
Accounts receivable, net	28,326,985	55,543,017
Amounts due from related parties, current	-	13,587,536
Inventories	67,826	14,362
Contract costs	1,691,293	2,502,678
Advance to suppliers	1,149,642	3,205,098
Prepaid expenses and other current assets, net	5,233,553	792,732
Total current assets	38,054,517	76,492,016

Non-current assets:
Property and equipment, net	2,125,629	1,867,736
Intangible assets, net	212,445	143,370
Long-term investments	2,650,458	2,497,594
Right of use assets	2,431,475	833,030
Prepaid expenses and other non-current assets	7,000,357	3,677,728
Amount due from related parties, non-current	13,859,350	-
Total non-current assets	28,279,714	9,019,458

TOTAL ASSETS	$66,334,231	$85,511,474

Liabilities
Current liabilities:
Short-term borrowings	$26,760,940	$32,879,865
Accounts payable	13,674,339	27,131,439
Amount due to related parties, current	704,947	217,068
Deferred revenue	1,654,145	2,385,228
Convertible loans	-	216,756
Accrued expenses and other current liabilities	13,938,253	23,289,453
Lease liabilities, current	929,755	483,658
Total current liabilities	57,662,379	86,603,467

Non-current liabilities:
Amount due to related parties, non-current	7,905,290	7,336,833
Accrued liabilities, non-current	7,759,474	7,043,185
Lease liabilities, non-current	1,473,950	295,962
Total non-current liabilities	17,138,714	14,675,980
TOTAL LIABILITIES	74,801,093	101,279,447

Commitments and Contingencies	-	-

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 24,015,592 shares and 31,949,038 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	$1,201	$1,598
Preferred shares (par value of $0.00005 per share; 3,700,000 preferred shares authorized as of December 31, 2023 and 2024, respectively; 3,700,000 preferred shares issued and outstanding as of December 31, 2023 and 2024, respectively)	185	185
Additional paid-in capital	108,729,047	115,745,140
Statutory reserve	237,486	237,486
Accumulated deficit	(110,833,045)	(125,338,509)
Accumulated other comprehensive loss	(2,998,562)	(2,848,314)
XIAO-I CORPORATION shareholders’ deficit	(4,863,688)	(12,202,414)
Non-controlling interests	(3,603,174)	(3,565,559)
Total shareholders’ deficit	(8,466,862)	(15,767,973)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$66,334,231	$85,511,474

The accompanying notes are an integral part of these consolidated financial statements.

XIAO-I CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
Sale of software products	$3,547,113	$1,566,455	$1,516,169
Sale of hardware products	46,295	75,363	1,395,345
Technology development service	16,419,889	7,839,700	24,105,644
M&S service	2,429,526	2,676,185	2,419,901
Sale of cloud platform products	25,742,135	47,007,556	40,877,256
Net revenues	48,184,958	59,165,259	70,314,315
Cost of sale of software products	(888,220)	(834,570)	(98,442)
Cost of sale of hardware products	(25,141)	(51,201)	(583,939)
Cost of technology development service	(12,194,044)	(6,059,330)	(10,444,827)
Cost of M&S service	(1,255,973)	(971,417)	(781,258)
Cost of sale of cloud platform products	(3,015,766)	(11,825,171)	(10,356,302)
Cost of revenues	(17,379,144)	(19,741,689)	(22,264,768)
Gross profit	30,805,814	39,423,570	48,049,547

Operating expenses:
Selling expenses	(3,911,818)	(4,550,997)	(3,320,886)
General and administrative expenses	(6,028,637)	(4,407,215)	(22,940,916)
Research and development expenses	(24,001,138)	(52,387,540)	(34,658,779)
Total operating expenses	(33,941,593)	(61,345,752)	(60,920,581)

Loss from operations	(3,135,779)	(21,922,182)	(12,871,034)

Other income/(expenses):
Investment (loss)/income	(143,181)	75,542	(81,618)
Interest expenses, net	(2,440,815)	(2,323,341)	(2,319,820)
Foreign currency exchange (loss)/gain	(68,902)	2,789	3,864
Other income, net	444,018	949,116	717,280
Total other expenses	(2,208,880)	(1,295,894)	(1,680,294)

Loss before income tax expense	(5,344,659)	(23,218,076)	(14,551,328)
Income tax expense	(660,655)	(3,787,692)	-
Net loss	$(6,005,314)	$(27,005,768)	$(14,551,328)
Net loss attributable to non-controlling interests	(106,779)	(543,961)	(45,864)
Net loss attributable to XIAO-I CORPORATION shareholders	(5,898,535)	(26,461,807)	(14,505,464)
Other comprehensive income
Foreign currency translation change, net of nil income taxes	403,816	303,114	233,727
Total other comprehensive income	403,816	303,114	233,727
Total comprehensive loss	$(5,601,498)	$(26,702,654)	$(14,317,601)
Total comprehensive income/(loss) attributable to non-controlling interests	95,280	(504,951)	37,615
Total comprehensive loss attributable to XIAO-I CORPORATION shareholders	(5,696,778)	(26,197,703)	(14,355,216)
Loss per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	(0.27)	(1.12)	(0.56)
Diluted	(0.27)	(1.12)	(0.56)
Weighted average number of ordinary shares outstanding
Basic	22,115,592	23,646,003	25,760,207
Diluted	22,115,592	23,646,003	25,760,207

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the years ended December 31,
	2022	2023	2024
Selling expenses	-	-	1,553
General and administrative expenses	-	-	1,556,761
Research and development expenses	-	-	2,213
	$-	-	$1,560,527

The accompanying notes are an integral part of these consolidated financial statements

XIAO-I CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Share	Amount	Shares	Amount	capital	reserve	deficit	loss	deficit	interests	deficit
Balance as of January 1, 2022	22,115,592	$1,106	-	$-	$75,621,294	$237,486	$(72,584,621)	$(3,464,423)	$(189,158)	$(3,193,503)	$(3,382,661)
Net loss	-	-	-	-	-	-	(5,898,535)	-	(5,898,535)	(106,779)	(6,005,314)
Foreign currency translation adjustment	-	-	-	-	-	-	-	201,757	201,757	202,059	403,816
Balance as of December 31, 2022	22,115,592	$1,106	-	$-	$75,621,294	$237,486	$(78,483,156)	$(3,262,666)	$(5,885,936)	$(3,098,223)	$(8,984,159)
Adoption of ASC326	-	-	-	-	-	-	(5,888,082)	-	(5,888,082)	-	(5,888,082)
Net loss	-	-	-	-	-	-	(26,461,807)	-	(26,461,807)	(543,961)	(27,005,768)
Foreign currency translation adjustment	-	-	-	-	-	-	-	264,104	264,104	39,010	303,114
Issuance of preferred shares	-	-	3,700,000	185	546	-	-	-	731	-	731
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	1,900,000	95	-	-	33,107,207	-	-	-	33,107,302	-	33,107,302
Balance as of December 31, 2023	24,015,592	$1,201	3,700,000	$185	$108,729,047	$237,486	$(110,833,045)	$(2,998,562)	$(4,863,688)	$(3,603,174)	$(8,466,862)
Net loss	-	-	-	-	-	-	(14,505,464)	-	(14,505,464)	(45,864)	(14,551,328)
Foreign currency translation adjustment	-	-	-	-	-	-	-	150,248	150,248	83,479	233,727
Conversion of convertible loans	5,281,142	265	-	-	4,475,698	-	-	-	4,475,963	-	4,475,963
Pre-delivery ordinary shares for conversion of convertible loans	1,649,983	82	-	-	(82)	-	-	-	-	-	-
Pre-delivery ordinary shares for Share Incentive Plan	78,333	4	-	-	(4)	-	-	-	-	-	-
Issuance of ordinary shares	600,000	30	-	-	979,970	-	-	-	980,000	-	980,000
Share-based compensation expense	323,988	16	-	-	1,560,511	-	-	-	1,560,527	-	1,560,527
Balance as of December 31, 2024	31,949,038	$1,598	3,700,000	$185	$115,745,140	$237,486	$(125,338,509)	$(2,848,314)	$(12,202,414)	$(3,565,559)	$(15,767,973)

The accompanying notes are an integral part of these consolidated financial statements

XIAO-I CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,005,314)	$(27,005,768)	$(14,551,328)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance/(Recovery of allowance) for credit losses	2,149,176	(5,108,723)	2,053,698
Interest expenses from convertible loans	-	-	195,773
Share-based compensation expenses	-	-	1,560,527
(Recovery of allowance)/Allowance for prepaid expenses and other current and non-current assets	-	(1,090,759)	7,028,173
Allowance for advance to suppliers	-	-	833,831
Allowance for amount due from a related party	20,887	-	-
Impairment on equity investment	-	150,708	-
Return of inventories to a related party	(239,330)	-	-
Debt relief offered by a related party	(72,819)	-	-
Written-down of inventories	154,664	557,518	-
Interest expenses on loans from shareholder	-	522,081	449,843
Depreciation and amortization	182,269	692,775	539,935
Loss from the disposal of property and equipment	-	3,442	80,542
Loss from lease termination and modification	-	591,980	19,654
Gain from the disposal of equity investment	-	(208,837)	-
Loss from equity investment	143,181	155,734	81,618
Deferred tax expenses	660,653	3,787,692	-
Right-of-use assets amortization	712,844	615,968	604,341

Changes in assets and liabilities
Accounts receivable	(15,012,712)	11,107,280	(30,428,887)
Inventories	(2,130,389)	122,761	52,407
Contract costs	1,434,836	264,272	(867,850)
Prepaid expenses and other current assets	(1,162,117)	(2,497,385)	(2,166,932)
Amount due from related parties	-	47,593	(108,329)
Accounts payable	4,123,775	4,767,425	14,075,170
Deferred revenue	(179,177)	(828,971)	787,447
Accrued expenses and other current liabilities	5,163,654	(1,245,200)	5,132,181
Amount due to related parties	100,315	(134,560)	(84,676)
Income tax payable	(16,956)	-	-
Lease payment liabilities	(893,276)	(1,106,876)	(647,385)
Prepaid expenses and other non-current assets	(57,510)	(408,567)	221,998
Accrued liabilities, non-current	-	458,919	-
Net cash used in operating activities	(10,923,346)	(15,789,498)	(15,138,249)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(106,814)	(2,164,442)	(368,171)
Purchase of intangible assets	(308)	(41,177)	(3,120)
Purchase of equity method investments	(2,749,294)	-	-
Purchase of equity investments	-	(917,962)	-
Disposal of equity investments	-	164,659	-
Collection of loans to third parties	-	4,448,587	-
Loan to third parties	-	(7,942,875)	(97,280)
Collection of loans to related parties	-	290,076	-
Loan to related parties	-	(13,896,680)	-
Net cash used in investing activities	(2,856,416)	(20,059,814)	(468,571)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	21,252,786	26,832,747	34,046,722
Repayments of short-term borrowings	(10,633,055)	(18,297,134)	(27,098,128)
Proceeds from interests-free borrowings from related parties	2,315,351	-	150,000
Repayments of interests-free borrowings from related parties	(2,314,311)	(31,776)	(416,916)
Proceeds from borrowings from related parties	-	400,000	-
Repayments of borrowings from related parties	-	(1,355,760)	(812,747)
Proceeds from borrowings from third-parties	7,950,661	4,589,812	5,738,524
Repayments of borrowings from third-parties	(2,065,948)	(6,407,941)	(1,244,699)
Repayment of convertible loans	(1,634,715)	(3,656,872)	-
Proceeds from convertible loans	-	-	4,496,945
Proceeds from issuance of ordinary shares	-	-	980,000
Deferred offering costs	(1,364,169)	-	-
Proceeds from issuance of ordinary shares upon Initial Public Offering, net of issuance cost	-	34,399,268	-
Proceeds from issuance of preferred shares	-	731	-
Net cash provided by financing activities	13,506,600	36,473,075	15,839,701

Effect of exchange rate changes	(12,439)	(85,466)	(950,830)

Net change in cash, cash equivalents and restricted cash	(285,601)	538,297	(717,949)
Cash, cash equivalents and restricted cash, at beginning of year	1,311,846	1,026,245	1,564,542
Cash, cash equivalents and restricted cash, at end of year	$1,026,245	$1,564,542	$846,593

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$609,451	$3,799,202	$1,613,858
Income taxes paid	2	-	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Recognition of right-of-use assets and lease payment liabilities	$467,359	$2,793,664	$-
Accrued expense and other liabilities, non-current converted into current	-	605,609	512,313
Conversion of convertible loans	-	-	4,475,962

The accompanying notes are an integral part of these consolidated financial statements.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

XIAO-I CORPORATION. (“Xiao-I”, or the “Company”) was incorporated under the laws of the Cayman Islands on August 13, 2018. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily engages in artificial intelligence technology in the People’s Republic of China (“PRC” or “China”). The Company completed its IPO on the Nasdaq Global Market in March 2023.

As of December 31, 2024, the Company’s major subsidiaries and consolidated VIE are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of beneficial ownership for purposes of accounting	Principal Activities
Wholly and Major owned subsidiaries
AI PLUS HOLDING LIMITED (“AI Plus”)	August 30, 2018	British Virgin Islands	100%	Investing holding company
Xiao-i Technology Limited (“Xiao-i Technology”)	December 17, 2018	Hong Kong	100%	Investing holding company
Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd. (“Zhizhen Technology”) (“WFOE”)	February 21, 2019	PRC	100%	WFOE, a holding company

VIE
Shanghai Xiao-i Robot Technology Co., Ltd. (“Shanghai Xiao-i”)	August 27, 2009	PRC	100%	Internet technology development

Subsidiaries of VIE
Xiaoi Robot Technology (H.K) Ltd. (“Xiaoi Robot”)	June 3, 2016	Hong Kong	100%	Internet technology development
Guizhou Xiao-i Robot Technology Co., Ltd. (“Guizhou Xiao-i”)	July 18, 2016	PRC	70%	AI robot development

Reorganization

During 2019, the Company undertook a reorganization and became the ultimate holding company of AI PLUS, Xiaoi Technology and WFOE, in which the shareholding percentages and rights of each shareholder are the same before and after the Reorganization. Effective on March 29, 2019, shareholders of Shanghai Xiao-i and WFOE entered into a series of contractual arrangements (“VIE Agreements”) which are described below.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The VIE Agreements

The PRC government regulates the telecommunications and internet industry, including software industry, through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in the software business. The Company, AI Plus, Zhizhen Technology, are considered as foreign invested enterprises. To comply with these regulations, the Group conducts the majority of its activities in PRC through Shanghai Xiao-i (the “VIE”), and the VIE’s subsidiaries.

The currently effective contractual arrangements, as described in more detail below, by and among Zhizhen Technology, the VIE, and 61 of the VIE’s shareholders include (i) certain exclusive call option agreement, power of attorney agreement, share interest pledge agreement and spousal commitment letter, that enable the Company to exercise operational control over the VIE, and (ii) exclusive business cooperation agreement, that enable the Company to realize all of the economic risks and benefits arising from Shanghai Xiao-i and its subsidiaries (excluding non-controlling interests). Therefore, the Group, through its wholly owned subsidiaries AI Plus and Zhizhen Technology, has been determined to be the primary beneficiary of Shanghai Xiao-i and its subsidiaries for accounting purposes and has consolidated Shanghai Xiao-i’s and its subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

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

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement among Zhizhen Technology, Shanghai Xiao-i and its shareholders, the shareholders irrevocably granted Zhizhen Technology, or any third party designated by Zhizhen Technology an option to purchase all or part of their equity interests in Shanghai Xiao-i at any time at a price determined at Zhizhen Technology’s discretion. According to the Exclusive Call Option Agreement, the purchase price to be paid by the Company to each shareholder of Shanghai Xiao-i will be the minimum price permitted by applicable PRC Law at the time when such share transfer occurs. Without Zhizhen Technology’s prior written consent, the shareholders and Shanghai Xiao-i agreed not to, among other things: set encumbrance on, transfer all or part of, or dispose of the equity interests; amend the articles of association of Shanghai Xiao-i; change the registered capital of Shanghai Xiao-i or holding structure; change Shanghai Xiao-i’s business activities; sell, assign, mortgage or dispose of any legal or beneficial rights to or in any of Shanghai Xiao-i’s assets, business, or revenue; incur, assume or guarantee any debts; enter into any material contract; extend any loan or credit to any party, or provide any guarantee or assume any obligation of any party; merge or consolidate with any third party or acquire or invest in any third party; or distribute dividends. The shareholders and Shanghai Xiao-i agreed to manage business and handle financial and commercial affairs prudently and in accordance with relevant laws and codes of practice. This Agreement will continue with full force and effect until the earlier of the date on which Zhizhen Technology has acquired all of the Equity Interests in Shanghai Xiao-i, or this Agreement is terminated by the mutual written consent.

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

The revenue producing assets that are held by the VIE and the VIE’s subsidiaries primarily comprise of leasehold improvements, electronic equipment, office equipment and software. Substantially all of such assets are recognized in the Group’s consolidated financial statements, except for certain Internet Content Provider Licenses, internally developed software, trademarks and patent applications which were not recorded in the Company’s consolidated balance sheets as they do not meet all the capitalization criteria. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC and therefore are integral to the Company’s operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIE and the VIE’s subsidiaries that provide the relevant services. The VIE and the VIE’s subsidiaries also hire assembled work force on sales, research and development and operations whose costs are expensed as incurred.

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

The interests of the shareholders of VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. The Company believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by the laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions within the consolidated VIE:

Consolidated Balance Sheets Information

	As of December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$890,365	$566,544
Restricted cash	20,676	-
Accounts receivable, net	28,326,985	55,522,880
Amounts due from related parties, current	-	13,587,536
Inventories	67,826	10,724
Contract costs	1,691,293	2,357,950
Advance to suppliers	1,134,529	3,205,098
Prepaid expenses and other current assets, net	1,665,653	413,579
Amount due from intercompany, current	748,183	2,063,000
Total current assets	34,545,510	77,727,311

Non-current assets:
Property and equipment, net	1,913,693	1,777,249
Intangible assets, net	212,445	140,366
Long-term investments	964,250	937,909
Right of use assets	173,879	66,913
Prepaid expenses and other non-current assets	3,710,351	3,558,515
Amount due from related parties, non current	13,859,350	-
Total non-current assets	20,833,968	6,480,952

TOTAL ASSETS	$55,379,478	$84,208,263

Liabilities
Current liabilities:
Short-term borrowings	$26,760,940	$32,879,865
Accounts payable	13,210,566	26,740,606
Amount due to related parties, current	704,947	67,068
Deferred revenue	1,654,145	2,385,228
Accrued expenses and other current liabilities	13,295,209	22,173,896
Lease liabilities, current	93,284	57,545
Amount due to intercompany, current	26,864,085	31,080,404
Total current liabilities	82,583,176	115,384,612

Non-current liabilities:
Amount due to related parties, non current	7,505,290	7,336,833
Accrued liabilities, non-current	5,153,803	4,508,695
Lease liabilities, non-current	61,471	-
Total non-current liabilities	12,720,564	11,845,528

TOTAL LIABILITIES	$95,303,740	$127,230,140

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Consolidated Statements of Operations and Comprehensive loss

	For the years ended December 31,
	2022	2023	2024
Net revenue	$48,184,958	$59,165,258	$71,030,671
Net loss	$(5,969,762)	$(24,030,102)	$(4,260,015)

Consolidated Cash Flows Information

	For the years ended December 31,
	2022	2023	2024
Net cash used in operating activities	$(10,923,345)	$15,185,225	$(10,504,500)
Net cash used in investing activities	(107,122)	(16,842,456)	(465,451)
Net cash provided by financing activities	10,757,306	1,322,448	10,612,756
Effect of exchange rate changes	(12,435)	200,007	12,698
Net change in cash, cash equivalents and restricted cash	$(285,596)	$(134,776)	$(344,497)

As of December 31, 2022, 2023 and 2024, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net liabilities of the VIE was $39,924,262 and $43,021,877 as of December 31, 2023 and 2024, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of the Company in the normal course of business. Currently there is a contractual arrangement that would require the Company or its subsidiaries to provide financial support to the VIE. Under the Exclusive Business Cooperation Agreement signed on March 29, 2019 between WFOE and the VIE, WFOE will provide financial support to the VIE or the VIE’s subsidiaries in the event of a loss or serious operational difficulties during the validity term of this agreement.

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

As of December 31, 2023 and 2024, the Group had an accumulated deficit of $110,833,045 and $125,338,509, respectively, and negative working capital of $19,607,862 and $10,111,451, respectively. In addition, for the years ended December 31, 2022, 2023 and 2024, the Group recorded an amount of net cash used in operating activities of $10,923,346, $15,789,498 and $15,138,249, respectively. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of borrowings from banks, related parties and third parties, and proceeds from equity financing to fund its operations and business development. To meet the cash requirements for the next 12 months from the issuance date of the consolidated financial statements, the Group obtained financial support from controlling shareholder and are in plans to obtain further financing including borrowings from financial institutions. In addition, the Group focuses on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create a synergy of resources. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. There can be no assurance that the Group will be successful in achieving strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not successful execute strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve intended business objectives.

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

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, depreciable lives and recoverability of property and equipment, the realization of deferred income tax assets and other equity investments, transaction price allocation between software income and maintenance service income, as well as fair value determination of share-based compensation arrangements. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e).	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(f).	Restricted cash

Restricted cash represents cash pledged with CHINA CITIC BANK as collateral for bank guarantee issued by the bank in respect of project performance. The Group had restricted cash amounting to $20,676 as of December 31, 2023, which has been released in full after the project completed in 2024.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g).	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. Before January 1, 2023, the Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, creditworthiness and other specific circumstances related to the accounts. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $5,88,082 recognized as of January 1, 2023.

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

Inventories, primarily consisting of robot, displayer, server and software, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. There was $154,664, $557,518 and nil of inventory write-down for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of loss.

(k).	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful lives
Software	5 years

(l).	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There was no impairment of long-lived assets for the years ended December 31, 2022, 2023 and 2024.

(m).	Long-term investments

For an investee over which the Group holds less than 20% voting interest and has no ability to exercise significant influence, the investments are accounted for under the cost method.

For an investee over which the Group has the ability to exercise significant influence, but does not own a majority equity interest or otherwise control, the Group accounted for those using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as share of losses of equity method investments in the consolidated statements of comprehensive loss.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m).	Long-term investments (cont.)

The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. There was nil, $150,708 and nil of impairment loss of long-term investment for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, other receivables included in prepayments and other current assets, equity investment, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities, convertible loans. The Group’s non-financial assets, such as property and equipment as well as intangible assets, would be measured at fair value only if they were determined to be impaired.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o).	Convertible loans

The Group evaluates embedded conversion features within convertible debt to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If an embedded derivative is bifurcated from share-settled convertible debt, the Group records the debt component at cost less a debt discount equal to the bifurcated derivative’s fair value. If the conversion feature is not required to be accounted for separately as an embedded derivative, the convertible debt instrument is accounted for wholly as debt. The Group amortizes the debt discount over the life of the debt instrument as an additional non-cash interest expense utilizing the effective interest method. Debt issuance and offering costs are recorded as debt discount, which is amortized as interest expense over the term of the convertible debt instrument using the effective interest method.

(p).	Commitments and contingencies

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

(q).	Revenue recognition

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

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q).	Revenue recognition (cont.)

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

Sale of software products

The Group’s software products sold to customers comprising customized software products for specific needs. The software products sold by the Group are intended to provide the customer with full control of software, which means that revenues from the sale of such products are recognized at the point-in-time at which the control over the products is transferred to the customer upon acceptance. Typically, the software delivery period is less than six months from the date of signing the contract. Payments are made by the customers in multiple instalments according to the payment schedule determined in the contract.

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

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q).	Revenue recognition (cont.)

Sale of cloud platform products

Cloud platform products sold to customers comprise software products uploaded in the cloud platform. The Group does not provide any cancellation and refund provisions to customers. Pursuant to contract terms, customers can benefit from the software products and cloud platform from each on its own, meanwhile the Group fulfils its promise by transferring software products and cloud platform services independently. Therefore, the software products and the cloud platform services are distinct performance obligations. The transaction prices for two performance obligations were determined separately in the contract, which also reflects their stand-alone selling price (“SSP”) respectively. Since customers continuously consume the benefits from both software products and cloud platform, the Group recognizes revenue from sale of cloud platform products over time when the Group provides the customer a right to access the Group’s intellectual property throughout the service period. The timing and pattern of transfer the right to access software products and cloud platform is the same. The service period is usually 1 year and customer made quarterly payment after usage.

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

The following table disaggregates the Group’s revenue for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
By revenue type
Sale of software products	$3,547,113	$1,566,455	$1,516,169
Sale of hardware products	46,295	75,363	1,395,345
Technology development service	16,419,889	7,839,700	24,105,644
M&S service	2,429,526	2,676,185	2,419,901
Sale of cloud platform products	25,742,135	47,007,556	40,877,256
Total	$48,184,958	$59,165,259	$70,314,315

Remaining performance obligations

Remaining performance obligations represent the transaction price of orders meeting the definition of a contract in the new revenue standard for which work has not been performed or has been partially performed and excludes unexercised contract options. The Company has elected to apply the practical expedient, which allows companies to exclude remaining performance obligations with an original expected duration of one year or less. The aggregate amount of the transaction price allocated to remaining performance obligations for such contracts with a duration of more than one year was approximately $265,290 and $784,361 as of December 31, 2023 and 2024, respectively. For the years ended December 31, 2023 and 2024, the Company expects to recognize revenue on approximately $187,995 and $71,861, $61,907 and $16,806 of the remaining performance obligations over the next 12 and 24 months, respectively.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q).	Revenue recognition (cont.)

Contract balances

When the Group begins to deliver the products or services pursuant to the performance obligations in the contract, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The contract assets consist of accounts receivable and contract costs. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract costs are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. During the years ended December 31, 2022, 2023 and 2024, the Group recognized $17,379,144, $19,741,689 and $22,264,768 of contract costs as cost of revenues.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue amounted to $1,654,145 and $2,385,228 as of December 31, 2023 and 2024, respectively. During the years ended December 31, 2022, 2023 and 2024, the Group recognized $1,545,866, $1,800,557 and $1,245,660 revenue that was included in deferred revenue balance at January 1, 2022, 2023 and 2024, respectively.

(r).	Cost of revenues

Cost of revenues consists primarily of (i) cost of materials, (ii) payroll, (iii) cloud hosting service fees, and other costs related to the business operation.

(s).	Research and development expenses

Research and development costs are expensed as incurred in accordance with ASC 730. Software development costs required to be capitalized under ASC 985-20. The Company determined that technology feasibility for the software product is not reached. There are no software development costs capitalized for the years ended December 31, 2022, 2023 and 2024. Research and development expenses consist primarily of (i) Software development costs, (ii) payroll and related expenses for research and development professionals, and (iii) depreciation and rental related to technology and development functions. Research and development expenses are expensed as incurred.

(t).	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) staff cost, rental and depreciation related to selling and marketing functions, and (ii) advertising costs and market promotion expenses. Advertising costs, which consist primarily of online advertisements, are expensed as incurred.

(u).	General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees, (iii) share-based compensation, and (iv) other corporate expenses.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v).	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of comprehensive income/(loss) when the grant becomes receivable. The Group recognized government grants $216,893, $966,899 and $541,498 in other income, net for the years ended December 31, 2022, 2023 and 2024, respectively.

(w).	Employee benefits

The Group’s subsidiaries and VIE and the VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

(x).	Leases

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

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets

The right-of-use of assets is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

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

(y).	Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($13,700). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of loss for the years ended December 31, 2022, 2023 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z).	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(aa).	Foreign currency translation

The consolidated financial statements are presented in United States dollars (“USD’’ or “$’’). The functional currency of certain of PRC subsidiaries is the Renminbi (“RMB’’).

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditure are translated at the average exchange rate of the reporting period. Capital accounts of the consolidated financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred. Transaction gains and losses are recorded in foreign currency exchange gain/(loss) in the consolidated statements of operations and comprehensive loss. The rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.

	As of December 31,
	2023	2024
Period end RMB: USD exchange rate	7.0999	7.2993

	For the years ended December 31,
	2022	2023	2024
Average RMB: USD exchange rate	6.7290	7.0809	7.1957

(bb).	Non-controlling interest

For the Group’s majority-owned subsidiaries of VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group’s consolidated net loss on the consolidated statements of operation and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s consolidated balance sheets.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(cc).	Statutory reserves

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

As of December 31, 2024, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Therefore, no appropriations from after tax profits were recognized for the years ended December 31, 2022, 2023 and 2024.

(dd).	Share-based compensation

The Group grants share options and restricted share units of the Company to eligible employees, officers, directors, and non-employee consultants.

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related share-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates. The Group also granted restricted share units to non-employees, which are also initially accounted for as equity-classified awards. Awards granted to non-employees are initially measured at fair value on the grant date and periodically remeasured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are remeasured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are recorded in consistent with the method used in recognizing the original compensation costs.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Group is estimating the quantity of awards that will vest. Compensation cost will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Group recognizes compensation cost for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment, unless in certain situations, the Group may not be able to determine that it is probable that performance conditions will be satisfied until the event occurs.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(dd).	Share-based compensation (cont.)

The Group’s share-based awards mainly include share-based awards, details of which are disclosed in Note 12. Fair value determination of these share-based awards is summarized as below:

(1) Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of Xiao-I on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of Xiao-I in the Nasdaq Global Market.

(2) Share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the stock price of Xiao-I in the Nasdaq Global Market, as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

(ee).	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

The Preferred Shares of the Company are non-convertible, and not entitled to any dividend right (See Note 11). Therefore, the Company does not consider the impact of Preferred Shares in the calculation of basic and diluted loss per share.

Although legally issued, the Pre-Delivery Shares (See Note 9) were not considered outstanding, and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-Delivery Shares would be included in the basic and diluted loss per share calculation.

The Group had share options, which could potentially dilute basic earnings per share in the future. Nil and 951,776 share options, were excluded from the calculation of diluted loss per ordinary share since their inclusion would have been anti-dilutive for the year ended December 31, 2023 and 2024.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ff).	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(gg).	Risks and uncertainties

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

The United States government has made statements and taken certain actions that may lead to changes in United States and international trade policies towards China. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. In February and March 2025, the United States administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced to impose an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods, which currently amounts to 145% and may become even higher in the future. This sequence of actions underscored a strategic recalibration of the United States trade policy, emphasizing heightened pressure on international trades. The Group are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on the Group’s business operations and financial performance.

(hh).	Recent accounting pronouncements

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

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of ASU 2023-07 did not have a material impact on its consolidated financial statements disclosures.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(hh).	Recent accounting pronouncements (cont.)

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), to improve the disclosures about an entity’s expenses including more detailed information about the types of expenses in commonly presented expense captions (“ASU 2024-03”). In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). At each interim and annual reporting period, entities will disclose in tabular format disaggregating information about prescribed categories underlying relevant income statement captions, as well as the total amount of selling expense and a description of the composition of its selling expense. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Group will adopt the amendments in this ASU for its fiscal year beginning on January 1, 2027. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

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

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024
Accounts receivable	32,351,611	58,223,168
Less: Allowance for credit losses	(4,024,626)	(2,680,151)
	$28,326,985	$55,543,017

The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $5,888,082 recognized as of January 1, 2023. The Group recorded credit losses of $2,149,176 for the year ended December 31, 2022, and recorded recoveries of credit losses of $5,108,723 for the year ended December 31, 2023. For the year ended December 31, 2024, the Group recorded credit losses of $2,053,698.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net, consisted of the following:

	As of December 31,
	2023	2024
Prepaid expenses and other current assets, net:
Prepaid expenses (1)	$2,671,937	$2,320,000
Receivables from third parties (2)	1,537,597	1,267,001
Receivables from disposal of long-term investment (3)	774,659	753,497
Value-added tax (“VAT”) receivables	93,947	296,872
Rent deposits	13,310	128,165
Others	142,103	54,782
Prepaid expenses and other current assets	$5,233,553	$4,820,317
Allowance for credit losses (1) (2) (3)(5)	-	(4,027,585)
Prepaid expenses and other current assets, net	$5,233,553	$792,732
Prepaid expenses and other non-current assets:
Prepaid case acceptance fee (4)	$3,598,769	$3,500,459
Long-term receivables from third parties (5)	3,000,000	3,000,000
Others	401,588	177,269
Prepaid expenses and other non-current assets	$7,000,357	$6,677,728
Allowance for credit losses (5)	-	(3,000,000)
Prepaid expenses and other non-current assets, net	7,000,357	3,677,728
Total	$12,233,910	$4,470,460

(1)	In March 2023, the Group appointed Lucky Panda Pte. Ltd to provide marketing solution, social media operations and public relationship services in respect to the Group’s business development in the Southeast Asia region, with a service period from April 1, 2023 to March 31, 2026. Therefore, the Group made a prepayment of $3 million for the service, including $1.8 million for the joint developing and creating of an AI content platform. The prepayment of the business development related service will be settled based on the service rendered. The Group recognized the settlement of $610,000 and $170,000 into promotional service expenses for the years ended December 31, 2023 and 2024, respectively. For the year ended December 31, 2024, the Group recognized credit losses amounting to $2,220,000 on the remaining prepayment, following management’s decision to terminate the AI content platform development due to a shortage of supporting human resources required to collaborate on the project.

(2)	Receivables from third parties mainly includes funds lent to third parties. In October 2023, the Group entered into agreement to lend $774,659 to a third party, with maturity of one year and annual interest rate of 6.8%. Additionally, the loan term was extended for another one year. In March and May 2024, the Group lent another $68,500 and $27,400 to the above third party, with maturity of one year and annual interest rate of 3.45%. For the year ended December 31, 2024, the Group recorded credit losses of $826,004 for the receivables based on the management’ estimation of the collectability of the receivables from the third parties.

The Group established business partnership with some of the third parties and provided funds to support their business operation. Due to the third parties deteriorated financial position affected by COVID -19, the Group recorded credit losses and wrote off the receivables before 2023. In 2023, the Group entered into settlement agreement with one of the third party, pursuant to which the Group was entitled to receive $1,151,860 from the third party to settle the receivable. The Group recorded recoveries of the credit losses of $1,090,759 during the year ended December 31, 2023.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER ASSETS (cont.)

(3)

In September 2023, the Group entered into an agreement with a third party to dispose 11% of the shares of Zhizhen Guorui held by the Group with a total consideration of RMB5,500,000 (equivalent to $753,497), and recognized a gain on disposal of $44,297. For the year ended December 31, 2024, the Group recorded credit losses for the above receivable based on the managements’ estimation of the collectability of the receivable from the third party.

(4)	Prepaid case acceptance fee is the expense paid by the plaintiff in advance according to PRC law when the court decides to accept civil cases, economic dispute cases, maritime cases and administrative cases. The court charged the case acceptance fee of $3.6 million in proportion to the claim amount of the lawsuit between the Group and Apple. The claim amount was RMB10 billion, approximately $1,370 million. The lawsuit is not expected to close within the one year and the amount is recognized in non-current portion of prepaid expenses.

(5)	In March 2023, the Group entered into agreement to lend $3 million to Tackle Finance Limited, with maturity of one year and annual interest rate of 5%. In March 2024, the Group entered into a supplemental agreement to extend the maturity of the borrowing for another two years. For the year ended December 31, 2024, the Group recorded credit losses for the above receivable amounting to $3 million, along with interest receivable of $239,808 based on the management’ estimation of the collectability of the receivable from Tackle Finance Limited.

For the years ended December 31, 2022, 2023 and 2024, the Group wrote off receivables from third parties of $2,201,448, $22,342 and nil, respectively.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2023	2024
Electronic equipment	$243,848	$245,819
Office equipment	2,145,822	2,439,125
Leasehold improvement	183,092	99,531
Less: accumulated depreciation	(447,133)	(916,739)
Property and equipment, net	$2,125,629	$1,867,736

Depreciation expense was $78,831, $244,028 and $490,331 for the years ended December 31, 2022, 2023 and 2024, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INTANGIBLE ASSETS, NET

	As of December 31,
	2023	2024
Software	$1,021,673	$979,391
Less: accumulated amortization	(809,228)	(836,021)
Intangible assets, net	$212,445	$143,370

For the years ended December 31, 2022, 2023 and 2024, amortization expense amounted to $103,438, $448,747 and $49,604, respectively. Future estimated amortization expense of intangible assets is as follows:

2025	33,594
2026	32,927
2027	32,922
2028	29,401
Thereafter	14,526
Total	$143,370

7.	LONG-TERM INVESTMENTS

Long-term investments consist of investments in privately held companies. The following table sets forth the changes in the Group’s long-term investments:

	As of December 31, 2023		As of December 31, 2024
	$	Interest %	$	Interest %
Equity method investments
Zhizhen Guorui (1)	1,686,208	26%	1,559,685	26%
Total	1,686,208		1,559,685

Long-term investment without readily determinable fair value
Shanghai Shenghan (2)	48,744	16.56%	47,413	16.56%
Jiaxing Yuanbeibei (3)	704,235	1.82%	684,997	1.82%
Shanghai Bangtu (4)	211,271	5%	205,499	4.5%
Total	964,250		937,909

(1)	In February 2022, the Group entered into agreements with third parties to establish Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. (“Zhizhen Guorui”) with a total consideration of $2.9 million. According to the investment agreement, Zhizhen Guorui’s board of directors consists of 5 directors, two of whom is appointed by the Group. Therefore, the Group recognized it as long-term equity investment and measured under equity method since the Group had the ability to exercise significant influence over Zhizhen Guorui. In September 2023, the Group entered into an agreement with a third party to transfer 11% of the shares of Zhizhen Guorui held by the Group for a total consideration of RMB5,500,000 (equivalent to $753,497) and recognized a gain on disposal of $44,297. Due to the unchanged structure of the board of directors, the Group still had the ability to exercise significant influence over Zhizhen Guorui.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LONG-TERM INVESTMENTS (cont.)

(2)	In September 2015, the Group signed an investment agreement to acquire 20% of the shares of Shanghai Shenghan Information Technology Co., Ltd (“Shanghai Shenghan”) for RMB 5 million, of which the registered capital of RMB 125,000 was subscribed. In January 2018, with the addition of new investors to the investee, Xiao-i’s shareholding percentage in Shanghai Shenghan was diluted to 17.6%. In June 2020, with the capital injection of Wuxi Zhixin Integrated Circuit Investment Center (Limited Partnership), Xiao-i’s shareholding in Shanghai Shenghan was once again diluted to 16.56%. According to the investment agreement, Shanghai Shenghan’s board of directors consists of 3 directors, one of whom is appointed by the Group. Therefore, the Group recognized it as long-term equity investment and measured under equity method since the Group had the ability to exercise significant influence over Shanghai Shenghan as of December 31, 2022. As of December 31, 2023, the board of directors of Shanghai Shenghan changed to 7 members, one of whom is appointed by the Group. The Group concluded that the long-term investment of Shanghai Shenghan should not be accounted for under equity method any more. As Shanghai Shenghan is a private held company without observable changes in fair value, the Group elected to use the alternative measurement without readily determinable fair value.

(3)	In May 2023, the Group subscribed 1.82% of the shares of Jiaxing Yuanbeibei Technology Co., Ltd. (“Jiaxing Yuanbeibei”) with the consideration of $704,235. The investment was accounted for at cost less impairment, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Jiaxing Yuanbeibei is a privately held company without readily determinable fair value.

(4)	In July 2023, the Group subscribed 5% of the shares of Shanghai Bangtu Information Technology Co., Ltd. (“Shanghai Bangtu”) with the consideration of $211,271. The investment was accounted for at cost less impairments, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Shanghai Bangtu is a privately held company without readily determinable fair value. In 2024, in accordance with the resolution of the Board of Directors and the Equity Incentive Plan, all shareholders contribute 2% of Shanghai Bangtu's equity in proportion to their shareholdings for equity-based incentives to relevant employees of Shanghai Bangtu. As a result, the Group's shareholding ratio was diluted to 4.5%.

The Group recognized its share of loss of $143,181, $155,734, and $81,618 in investment losses for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group recognized impairment loss of long-term investment of nil, $150,708 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SHORT-TERM BORROWINGS

As of December 31, 2023 and 2024, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest Rate	Maturity (Months)	Principal	As of December 31, 2023	As of December 31, 2024
			USD	USD	USD
Short-term borrowings:
China Construction Bank (1) (5)	3.65%	March, 2025	3,424,987	-	3,424,987
Beijing Bank (1)	4.50%	September, 2025	2,739,990	-	2,739,990
Agricultura Bank of China (1)	3.35%	June, 2025	2,465,991	-	2,465,991
Agricultura Bank of China (1)	3.35%	May, 2025	1,917,992	-	1,917,992
Shanghai Bank (2)	4.00%	February, 2025	1,643,993	-	1,643,993
Shanghai Bank (3)	4.00%	May, 2025	1,369,994	-	1,369,994
Shanghai Bank (3)	4.00%	May, 2025	1,369,994	-	1,369,994
Agricultura Bank of China (1)	3.35%	August, 2025	1,369,994	-	1,369,994
Bank of Nanjing	5.00%	June, 2025	1,369,994	-	1,369,994
Bank of Ningbo	4.30%	August, 2025	1,369,994	-	1,369,994
Bank of Ningbo	4.30%	August, 2025	1,369,994	-	1,369,994
Shanghai Rural Commercial Bank	3.50%	October, 2025	1,369,994	-	1,369,994
China Bohai Bank	4.90%	February, 2025	1,369,994	-	1,369,994
China Bohai Bank	4.90%	February, 2025	1,369,994	-	1,369,994
Bank of Wenzhou	5.55%	April, 2025	1,369,994	-	1,369,994
Shengjing Bank (1)	4.00%	June, 2025	1,369,994	-	1,369,994
China Zheshang Bank (1)	4.50%	September, 2025	1,369,994	-	1,369,994
Bank of Jiangsu (1)	4.00%	September, 2025	1,369,994	-	1,369,994
Shanghai Bank (2)	4.00%	February, 2025	1,095,996	-	1,095,996
Agricultura Bank of China (1)	3.35%	April, 2025	1,095,996	-	1,095,996
Bank of Jiangsu (1)	4.00%	July, 2025	684,998	-	684,998
Beijing Bank (1)	4.50%	October, 2024	2,816,941	2,816,939	-
China Construction Bank (1)	3.65%	February, 2024	2,112,706	2,112,706	-
Shanghai Bank (1)	4.00%	November, 2024	2,112,706	2,112,706	-
Agricultura Bank of China (1)	3.45%	April, 2024	1,971,859	1,971,859	-
Agricultura Bank of China (1)	3.45%	May, 2024	1,690,165	1,690,165	-
Shanghai Rural Commercial Bank	3.30%	October, 2024	1,408,471	1,408,471	-
Bank of Ningbo	4.30%	July, 2024	1,408,471	1,408,471	-
Bank of Ningbo	4.30%	August, 2024	1,408,471	1,408,471	-
Bank of Jiangsu (1)	4.50%	July, 2024	1,408,471	1,408,471	-
Bank of Jiangsu (1)	4.50%	October, 2024	1,408,471	1,408,471	-
Agricultura Bank of China (1)	3.35%	July, 2024	1,408,471	1,408,471	-
Shanghai Bank (2)	4.65%	January, 2024	1,408,471	1,408,471	-
Shanghai Bank (2)	4.65%	January, 2024	1,267,623	1,267,623	-
Agricultura Bank of China (1)	3.35%	May, 2024	845,082	845,082	-
Shanghai Minhang Shangying Bank	5.50%	January, 2024	704,235	704,235	-
Bank of Nanjing (4)	5.50%	June, 2024	704,235	704,235	-
Bank of Nanjing (4)	5.50%	July, 2024	704,235	704,235	-
Agricultura Bank of China (1)	3.45%	March, 2024	704,235	704,235	-
Shanghai Bank (1)	4.00%	November, 2024	704,235	704,235	-
Agricultura Bank of China (1)	3.45%	March, 2024	422,541	422,541	-
Shanghai Bank (2)	4.65%	January, 2024	140,847	140,847	-
Total				26,760,940	32,879,865

(1)	These borrowings are pledged by the intellectual properties owned by Shanghai Xiao-I.

(2)	These borrowings are pledged by the intellectual properties owned by Shanghai Xiao-I, and guaranteed by Zhizhen Zhilian Artificial Intelligence Technology (Shanghai) Co., Ltd., the subsidiary of the Group, and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs.

(3)	These borrowings are pledged by the account receivables owned by Shanghai Xiao-I.

(4)	These borrowings are guaranteed by Guizhou Xiao-I.

(5)

The Group is required to maintain a specified gearing ratio in accordance with the loan covenants under its agreement with China Construction Bank. As at December 31, 2024, the Group met the required leverage threshold under Chinese Accounting Standards. As of the date of this annual report, the loan has reached maturity but remains outstanding and unpaid. The Group is currently in active discussions with China Construction Bank to secure refinancing arrangements.

The interest expenses of short-term borrowings were $651,287, $915,444 and $1,311,845 for the years ended December 31, 2022, 2023 and 2024, respectively. The weighted average interest rates of short-term loans outstanding were 4.15% and 4.18% per annum as of December 31, 2023 and 2024, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	CONVERTIBLE LOANS

Convertible Loan I

On June 17, 2024, the Company entered into a Convertible Loan Agreement with an institutional investor (the “Investor I”) to issue and sell an aggregate principal amount of $3,260,869.57 senior convertible notes (the “Convertible Loan I”) with an 8% Original Issue Discount. The Company anticipates using the proceeds for general working capital purposes.

The Company also entered into a placement agency agreement (the “PAA”) with FT Global Capital Inc. (“FT Global” or “Placement Agent”), to engage FT Global as its exclusive Placement Agent on a “best efforts” basis for the offering. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.5% of the gross proceeds raised in the offering, and to reimburse the Placement Agent for expenses up to $90,000.

Material Terms of the Convertible Loan I:

●	Pre-Delivery Shares: The Company is also concurrently offering an additional ADS, at par, representing 333,334 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor I. Each holder of Pre-Delivery Shares is not permitted to sell, assign or transfer such Pre-Delivery Shares except in connection with a conversion of the Convertible Loan I of such holder to facilitate T+1 delivery of Conversion ADSs upon any conversion of Convertible Loan I. At such time when no Convertible Loan I remain outstanding, the remaining Pre-Delivery ADSs will be deemed surrendered and cancelled by the holder on the date the holder ceases to hold any Convertible Loan I. The offering of the Pre-Delivery ADSs is to ensure the Company’s timely delivery of Conversion Shares represented by Conversion ADSs on a T+1 basis with respect to future conversions of the Convertible Loan I.

●	Conversion at the Option of Holder: The Convertible Loan I will mature 360-days after the Issuance Date and will be convertible into the Group’s ADSs at a conversion price equal to $1.00 per ADS. Each holder of Convertible Loan I may convert all, or any part, of the outstanding principal of the Convertible Loan I, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Conversion Price” of $1.00 per ADS, subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions.

●	Interest Rate: the Convertible Loan I will bear interest at a rate of 6.0% per annum, which rate will increase to 15% in the event of occurrence and during the continuance of an event of default. Interest shall be payable on each interest date, which is the first calendar day of each calendar month with the first interest date being July 1, 2024. The Group may, at its option, pay interest on any interest date in cash or in a combination of cash interest and interest ADSs. The Interest Conversion Price shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Interest Date, (ii) 92% of the lowest VWAP of the ADSs during the ten 10 consecutive trading day period ending.

●

Alternate Conversion at Option of Holder: Each holder of Convertible Loan I may also convert all, or any part, of the outstanding principal of the Convertible Loan I, together with accrued and unpaid interest, any make-whole amount and any late charges thereon (subject to an additional 25% premium if an event of default then exists), at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Alternate Conversion Price” calculated the lower of:

(i)	the Conversion Price then in effect; and
(ii)	either,
x.	if no event of default then exists, 92% of the lowest volume weighted average price of the Company’s ADSs during the ten (10) consecutive Trading Days ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice; or
y.	if an event of default then exists, the lowest of:
(a)	80% of the volume weighted average price of the Company’s ADSs as of the trading day immediately preceding the delivery or deemed delivery of the applicable notice of conversion or event of default (as applicable);
(b)	80% of the volume weighted average price of the Company’s ADSs as of the trading day the delivery or deemed delivery of the applicable notice of conversion (if any); and
(c)	80% of the price computed as the quotient of (I) the sum of the volume weighted average price of the Company’s ADSs for each of the three (3) Trading Days with the lowest volume weighted average price of the Company’s ADSs during the 20 consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3)).

●	Redemption Rights: In connection with a change of control of the Group, each holder may require the Group to redeem in cash all, or any portion, of the Convertible Loan I at a 25% redemption premium to the greater of (i) the face value of the Convertible Loan I to be redeemed, (ii) the equity value of the Conversion Shares represented by Conversion ADSs underlying such Convertible Loan I, and (iii) the equity value of the change of control consideration payable to the holder of the Conversion Shares represented by Conversion ADSs underlying such Convertible Loan I.

The Company assessed the Convertible Loan I under ASC 815, identifying there are two embedded features, including conversion feature and redemption feature, and concluded that:

●	The conversion feature satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock, the conversion feature eligible for a scope exception from derivative accounting in accordance with ASC815-10-15-74 and the Company would not bifurcate the conversion feature.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	CONVERTIBLE LOANS (cont.)

●	The redemption feature requires cash settlement instead of settlement in shares, which is not eligible for a scope exception in accordance with ASC815-10-15-74, and the Group would bifurcate the redemption feature.

Considering the above, the redemption feature is required to be bifurcated as a separate unit of liability account and measured at fair value. After the bifurcation, the Convertible Loans I was accounted for using amortized cost method. The Company engaged a third-party appraiser to make the valuation of fair value of derivative liability of redemption feature, which was amounting to $280,198 initially. The Company recognized the issuance costs of Convertible Loan I of $503,055 and the discount as a direct deduction from the face amount of the Convertible Loan I in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan I, with interest expenses of $171,914 for the year ended December 31, 2024.

During 2024, the Investor I made a series of conversions, and as of October 7, 2024, the Investor I have converted all of the Convertible Loan I or unsettled interest expense into ADSs, representing 3,920,797 ordinary shares. All of the Pre-Delivery Shares in connection with Convertible Loan I was used for the conversion of Convertible Loan I or cancelled.

Convertible Loan II

On October 30, 2024, the Company entered into a Convertible Loan Agreement with another institutional investor (the “Investor II”) to issue and sell an aggregate principal amount of $2,175,000 convertible notes (the “Convertible Loan II”) with an 8% Original Issue Discount equal to $160,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan II:

●	Pre-Delivery Shares: The Company is also concurrently offering an additional ADS, at par, representing 1,650,000 ordinary shares (the “Pre-Delivery Shares”), to the Investor II. The Investor II is not permitted to sell, assign or transfer such Pre-Delivery Shares except in connection with a conversion of the Convertible Loan II to facilitate T+1 delivery of Conversion ADSs. At such time when the Convertible Loan II is no longer outstanding, the Company may repurchase the Pre-Delivery Shares at the same price they are sold to the Investor II.

●	Conversion at the Option of Holder: The Convertible Loan II will mature 12 months after the Purchase Price Date and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $6.0841 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The Conversion Price will be further reduced by $0.05 per ADS to cover any receipt issuance fees borne by the holder in connection with any Conversion.

●	Interest Rate: The Convertible Loan II will bear interest at a rate of 6.0% per annum which, (a) shall commence accruing on the date of issuance, (b) shall be computed on the basis of a 360-day year and twelve 30-day months and (c) shall be payable on the Maturity Date unless earlier converted. The interest rate will increase to 18% in the event of occurrence and during the continuance of an event of default.

The Company assessed the Convertible Loan II under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan II of $175,000 as a direct deduction from the face amount of the Convertible Loan II in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan II, with interest expenses of $23,859 for the year ended December 31, 2024.

During 2024, the Investor II made a series of conversions, pursuant to which the Group issued 1,360,345 ordinary shares with conversion prices ranging from US$1.26-US$1.63 per share. The ending balance of Convertible Loan II was $216,756 as of December 31, 2024. Subsequently on January 14, 2025, the Investor II had converted the remaining balance of Convertible Loan II or unsettled interest expense into ADSs, pursuant to which the Group issued 156,315 ordinary shares with conversion prices of US$1.50 per share.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2023	2024
Accrued expenses and other current liabilities:
Loan from third parties (1)	$5,025,898	$9,445,508
Payroll payable	3,167,979	5,690,806
Other tax payable	3,204,557	4,464,196
Interest payable	355,605	492,334
Professional service fees payable	161,799	137,737
Others	2,022,415	3,058,872
Accrued expenses and other current liabilities	$13,938,253	$23,289,453
Accrued liabilities, non-current：
Long-term loan from third parties (2)	2,667,206	2,534,490
Litigation related payable (3)	4,634,577	4,508,695
Others	457,691	-
Accrued liabilities, non-current	7,759,474	7,043,185
TOTAL	$21,697,727	$30,332,638

(1)	Loan from third parties mainly consisted of:

(i)	Unsecured borrowings from third parties for ordinary business operation. For the borrowings, the interest rates range from 3.8% to 25.55% per annum and from 3.0% to 15.4% per annum for the years ended December 31, 2023 and 2024, respectively. The interest expenses were $1,013,209, $633,942 and $258,646 for the years ended December 31, 2022, 2023 and 2024. The borrowings are payable on demand.

Among them, five of the borrowings were sourced from five individuals or companies, who have no relationship with the Group. As of the date of this annual report, these borrowings remain overdue. The Group is actively engaging in negotiations with the aforesaid borrowers to secure an extension agreement.

(ii)	In October 2022, the Group entered into an exclusive license agreement with a third party, under which the term of exclusive license was 2 years, and the third party should pay the license fee of $1,369,994 (RMB10 million) to the Group upon the effectiveness of the agreement. Meanwhile, the same party entered into the agreement to grant the exclusive right to use these patents to the Group for 2 years at the consideration of $60,104 per month, aggregating $1,442,485 (RMB10.5 million). The patents under the agreements were pledged to the third party. The transaction was substantially loan from the third party with the patents pledged. The Group accounted for $1,369,994 (RMB10 million) as the principal of the loan from the third party, and the interests were calculated under effective interest method. In November 2022, the Group entered into another exclusive license agreement with the same party in the similar form to obtain another $1,346,741 (RMB10 million) loan, which was received in 2023. As of December 31, 2024, the Group recorded the remaining loan as current portion of $59,854, which will be repaid within one year.

(2)	Long-term loan from a third party primarily consisted of long-term loan for the purpose of investing in Zhizhen Guorui (Note 7) in February 2022, amounted to $2,534,490 as of December 31, 2024, with free interest rate in the first three years. The loan is due in five years, and if Zhizhen Guorui declares any cash dividend to the Group, the cash dividend would become the source to repay the loan in the first priority. The Group will repay the loan on the due day.

(3)	Litigation related payable mainly consisted of the litigation fee for the lawsuit between the Group and Apple paid by the third parties on behalf of the Group.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	EQUITY

Initial Public Offering

In March 2023, the Company completed its initial public offering and was listed on the Nasdaq Global Market under the symbol “AIXI”. 5,700,000 American depositary shares (each, an “ADS”, collectively, “ADSs”), each represents one-third of an ordinary shares, was issued at a price of $6.8 per share for net proceeds of $33.11 million, after deducting underwriting discounts, commissions and other offering expense of $5.65 million. After the initial public offering, there were 24,015,592 ordinary shares outstanding, with par value of $0.00005.

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

The fair value of the 3.7 million Preferred Shares is $730.93, equivalent to $0.0001975 per share. The rights of Preferred Shares are as follows:

(1)	each Preferred share confers on the holder thereof the right to twenty (20) votes and holders of the Preferred Shares shall at all times vote together with holders of ordinary shares of the Company as one class on all resolutions submitted to a vote by the members of the Company save where a separate class meeting is required by law;

(2)	the Preferred Shares shall not confer any other rights, including, without limitation, dividend or liquidation rights or any other financial or economic rights;

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

The Change in ADS Ratio

On August 5, 2024, the Group decided to change the ratio of its ADSs to its ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the current ADS Ratio of one ADS to one-third of an ordinary share to a new ADS Ratio of one ADS to 3 ordinary shares. For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-nine reverse ADS split. The change in the ADS Ratio had been effective on August 23, 2024.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION

For the year ended December 31, 2024, total share-based compensation expenses recognized were $1,560,527. The table below presents a summary of the Group’s share-based compensation expenses:

For the Year Ended December 31,
2024
Selling expenses	1,553
General and administrative expenses	1,556,761
Research and development expenses	2,213
Total	$1,560,527

2023 Share Incentive Plan

On November 30, 2022, the Company adopted the 2023 Share Incentive Plan (“2023 Plan”), which permits the granting of share options and restricted share units (“RSUs”) to employees, directors and consultants of the Group. During 2024, the Company has authorized a grant quantity of 310,000 ordinary shares for RSUs and 1,153,333 ordinary shares for options under the 2023 Plan. Under the Group’s 2023 Plan, the RSUs were vested upon grant and the options will vest in one-third increments annually over three years starting from the first anniversary of the Grant Date. The purpose of the 2023 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.

Share options for employees

On January 3, 2024, the Company granted Hui Yuan, its CEO, the right and option to purchase 482,312 ordinary shares of the Company, at an exercise price of $6.21 per ordinary share. On August 15, 2024, the Company granted 103 employees, the right and option to purchase 484,764 ordinary shares, at an exercise price of $0.75 per ordinary share.

With the assistance of an independent valuation firm using the management’s estimates and assumptions, the Company recorded stock-based compensation expense for options based on the estimated fair value on the date of the grant using the binomial option pricing model. The key assumptions used to determine the fair value of the options at the respective grant dates in 2024 were as follows:

For the Year Ended December 31, 2024
Risk-free interest rate	3.91%~3.92%
Expected volatility	101.90%~111.35%
Expected dividend yield	0.00%
Exercise multiple	1.5
Fair value of underlying ordinary shares	$0.75~$6.15
Fair value of option*	$0.1463~$1.3057

*	One option can be exchanged for one ninth of ADS after the one-for-nine reverse ADS split.

The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the Company’s share price. The expected dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future. The estimated fair value of the Company’s ordinary shares is based on the Company’s share price. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION (cont.)

at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the Company’s share price. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

The following table summarized the Company’s share option activities under the Option Plans:

	Number of ordinary shares underlying	Weighted average exercise price
Balance, December 31, 2023	-	$-

Granted	967,076	$3.47
Exercised	-	$-
Forfeited	(15,300)	$0.75

Balance, December 31, 2024	951,776	$3.52

Exercisable, December 31, 2024	-	$-

Expected to vest, December 31, 2024	951,776	$3.52

The total intrinsic value of options exercised during the year ended December 31, 2024 was nil as the share options were out of the money. Total share-based compensation expenses recognized for these share options in 2024 were $653,111. As of December 31, 2024, there was $1,442,218 unrecognized share-based compensation expense relating to share options. This amount is expected to be recognized over a weighted-average vesting period of 2.08 years.

Restricted Shares Units for employees

On January 3, 2024, the CEO and the Chief financial Officer (“CFO”), Wei Weng, were each awarded RSUs, representing 16,667 and 10,000 ordinary shares, respectively, and the fair value on the grant date of each restricted share was $6.15.

On August 9, 2024, the Company granted RSUs, representing 133,333 ordinary shares, to a consultant of the Group, and the fair value on the grant date of each restricted share was $1.12.

On August 15, 2024, the Company granted 9 employees amounting to RSUs, representing 71,667 ordinary shares, and the fair value on the grant date of each restricted share was $0.75.

Each RSU represents the right to receive one ADS of the Company and fully vested upon grant. The Award payout shall be made to employees in a lump sum as soon as practicable but no later than two and a half months following each vesting date which coincides with the Grant Date.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION (cont.)

The following table summarized the Company’s restricted share unit activities under the 2023 Plan:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2023	-	$-

Granted	231,667	$1.59
Vested	(231,667)	$1.59
Forfeited	-	$-

Outstanding as of December 31, 2024	-	$-

RSUs granted to employees are measured based on the closing price of RSUs on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these RSUs in 2024 were $367,394. There was nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

Restricted Shares Units for non-employees

In 2024, the Company granted RSUs, representing in total 692,321 ordinary shares, to four external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $2.47. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

The following table summarized the Group’s restricted share unit activities:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2023	-	$-

Granted	692,321	$2.47
Vested	(692,321)	$2.47
Forfeited	-	$-

Outstanding as of December 31, 2024	-	$-

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION (cont.)

RSUs granted to non-employees are measured based on the closing price of ADS on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these RSUs in 2024 were $540,022.

On September 2, 2024, the Company executed a consulting agreement with a third-party company, issuing 600,000 ordinary shares as compensation. However, the agreement was mutually terminated on October 7, 2024, due to the third party’s non-performance of its obligations. Consequently, the consultant refunded the full cash equivalent of the shares, totaling $945,230, deducting related charge, to the Company. The above transactions were deemed to be issuance of ordinary shares of the Company, which were presented in the consolidated statements of changes in deficit.

As of December 31, 2024, there were nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

13.	TAXATION

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

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Shanghai Xiao-i, was approved as a HNTE and is eligible to enjoy a preferential tax rate of 15% beginning 2021 and renewing the HNTE every three years. In November 2023, Shanghai Xiao-i renewed the HNTE, which allows Shanghai Xiao-I to enjoy a preferential tax rate of 15% from 2023 to 2026 to the extent it has taxable income under the EIT Law.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	TAXATION (cont.)

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

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and the VIE and subsidiaries of the VIE’s tax years 2019 through 2024 remain open to examination by the taxing jurisdictions. According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises is no more than 10 years. Carryback of losses is not permitted.

The income tax provision consists of the following components:

	For the years ended December 31,
	2022	2023	2024
Current income tax expenses	$2	$-	$-
Deferred income tax expenses	660,653	3,787,692	-
Total income tax expenses	$660,655	$3,787,692	$-

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2022	2023	2024
Loss before income tax	$(5,344,659)	$(23,218,076)	$(14,551,328)
Loss tax expense at statutory tax rate	(1,336,164)	(5,804,519)	(3,637,833)
Additional deduction for R&D expenses	(1,087,622)	(11,671,270)	(7,426,068)
Investment loss/(income)	35,795	(18,886)	20,405
Non-deductible expenses	278,277	222,400	111,079
Tax effect of tax rate in a different jurisdiction	51,119	139,523	2,175,361
Effect of preferential tax rates	5,259	7,904,562	(2,388,224)
Deferred tax effect of tax rate change	538,660	-	(715,120)
Change in valuation allowance	1,697,503	15,011,112	(4,148,501)
Write-off of net operating loss (“NOL”)	477,828	78,655	123,034
Prior year true-up of NOL	-	(2,073,885)	15,885,867
Income tax expense	$660,655	$3,787,692	$-

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	TAXATION (cont.)

The significant components of the net deferred tax assets are summarized below:

	As of December 31,
	2023	2024
Deferred tax assets:
Tax losses	$15,339,438	$10,574,640
Allowance for credit losses	1,129,390	1,866,187
Accrued expenses	483,729	854,045
Written-down of inventories	375,956	312,247
Non-deductible education expense	733	713
Advertising costs	-	200
Lease liabilities	586,582	189,650
Amortization of intangible assets	1,155,389	994,517
Valuation allowance	(18,479,549)	(14,590,077)
Total deferred tax assets	$591,668	$202,122
Deferred tax liabilities:
Right-of-use assets	(591,668)	(202,122)
Deferred tax assets, net	$-	$-

As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of approximately $103,051,391 and $64,006,738, respectively, which arose from the Group’s subsidiaries, the VIE and the VIE’s subsidiaries established in the PRC and Hong Kong. As of December 31, 2023 and 2024, deferred tax assets from the net operating loss carryforwards amounted to $15,339,438 and $10,574,640, respectively. Due to the Group’s history of recurrent losses, the management did not expect the subsidiaries of VIE will generate enough profit to utilize the deferred tax assets in the future. The Group has recognized an addition to the valuation allowance of $1,723,347, $15,013,296 and $984,663 for the years ended December 31, 2022, 2023 and 2024, respectively.

Changes in valuation allowance are as follows:

	As of December 31,
	2023	2024
Balance at the beginning of the year	$3,611,707	$18,479,549
Current year addition	15,013,296	984,663
Current year reduction	(2,184)	(5,133,164)
Deferred tax effect of tax rate change	-	715,119
Exchange rate effect	(143,270)	(456,090)
Balance at the end of the year	$18,479,549	$14,590,077

As of December 31, 2024, net operating loss carryforwards from PRC will expire, if unused, in the following amounts:

2025	$127,021
2026	520,776
2027	322,948
2028	723,152
2029	23,484,330
Thereafter	31,552,981
Total	$56,731,208

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	TAXATION (cont.)

As of December 31, 2024, the net operating loss from HK will carry forward indefinitely, in the following amounts:

Net operating loss carryforwards indefinitely	7,275,530
Total	$7,275,530

14.	LEASES

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

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2023	2024
Right-of-use Assets	$2,431,475	$833,030

Lease payment liabilities-current	(929,755)	(483,658)
Lease payment liabilities- non-current	(1,473,950)	(295,962)
Total	$(2,403,705)	$(779,620)

The weighted-average discount rate for the operating lease was 4.83%, 5.00% and 5.00% as of December 31, 2022, 2023 and 2024. The amortization expenses of right-of-use assets were $712,844, $615,968 and $604,341 for the years ended December 31, 2022, 2023 and 2024.

For the years ended December 31, 2022, 2023 and 2024, the lease expense was as follows:

	For the years ended December 31,
	2022	2023	2024
Operating leases cost excluding short-term rental expense	$739,582	$698,455	$666,488
Short-term lease cost	51,274	22,504	3,780
Total	$790,856	$720,959	$670,268

The following is a schedule of future minimum payments under our operating leases:

For the year ended December 31,	Operating Leases
2025	512,922
2026	302,952
Total lease payments	815,874
Less: imputed interest	(36,254)
Total	$779,620

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations, the Group’s VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s VIE and VIE’s subsidiaries, that are included in the Group’s consolidated net assets were approximately $72,416,973 and $72,416,973, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Zhejiang Baiqianyin Network Technology Co., Ltd (“Zhejiang Baiqianyin”)	An entity which has a common director of the Board of Directors with the Group

2	Shanghai Shenghan	An entity which the Group holds 16.56% equity interests

3	Shanghai Aoshu Enterprise Management Partnership (Limited Partnership) (“Shanghai Aoshu”)	An entity which is the Group’s employee stock ownership platform, and has a common director of the Board of Directors with the Group

4	Jiaxing Sound Core Intelligent Technology Co., Ltd	An entity which Shanghai Shenghan holds 20% equity interests

5	Hui Yuan	Chairman of the board, one of the major shareholders holding 10.24% (excluded the preferred shares) equity interests of the Company

6	Jiaxing Chiyu Investment Partnership (limited Partnership)	A predecessor shareholder which holds 5.44% equity interests of the Company

7	Haiyin Capital Investment (International) Limited	A predecessor shareholder which holds 5.18% equity interests of the Company

8	Zhizhen Guorui	An entity which the Group holds 26% equity interests

9	Shanghai Machinemind Intelligent Technology Co., Ltd.	An entity which the Group holds 18% equity interests

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of December 31,
	2023	2024
Due from related parties-current
Other receivables
Zhizhen Guorui (a)	$-	$13,587,536
Shanghai Aoshu (b)	19,796	19,255
Allowance for credit losses	(19,796)	(19,255)
Subtotal-due from related parties-current	-	13,587,536

Due from related parties-non current
Other receivables
Zhizhen Guorui	$13,859,350	$-
Subtotal-due from related parties-non current	13,859,350	-
Total	$13,859,350	$13,587,536

(a).	The balance consisted of:

(i)	On March 31, 2023, the Group entered into agreement to provide a loan to Zhizhen Guorui, an equity investment of the Group, with a maximum amount of $14,084,705 (RMB100.0 million) and interest-free. As of December 31, 2024, the actual loan provided by the Group to Zhizhen Guorui amounted to $13,480,745 (RMB98.4 million). The Group anticipates that it will be able to repay the loan within one year.

(ii)	The prepayment of $106,791 to Zhizhen Guorui for the purchase of technology development service.

(b).

Other receivable from Shanghai Aoshu was the payment to an employee on behalf of Shanghai Aoshu. For the years ended December 31, 2022, 2023 and 2024, the Group made full provision of receivables from Shanghai Aoshu based on the management’s estimation of the collectability of the receivable from Shanghai Aoshu;

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS (cont.)

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2023	2024
Due to related parties-current
Accounts payable
Shanghai Shenghan	$83,036	$67,068
Zhizhen Guorui	71,735	-

Interest-free loans (c)
Hui Yuan	-	150,000
Haiyin Capital Investment (International) Limited	$127,635	$-
Jiaxing Chiyu Investment Partnership (limited Partnership)	422,541	-
Subtotal-due to related parties-current	704,947	217,068

Due to related parties-non current
Hui Yuan(d)	$7,905,290	$7,336,833
Subtotal-due to related parties-non current	7,905,290	7,336,833
Total	$8,610,237	$7,553,901

(c)	The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.

(d)	Hui Yuan provided several interest-free loans to the Group for its daily operation needs before 2022. In 2023, the Group entered into agreement with Hui Yuan to establish an annual interest rate for the outstanding loans. The interest shall be calculated at an annual rate of 6.8% based on the actual number of days used from January 1, 2023. The maturity of the loans from Hui Yuan will be extended based on mutual consent. As of December 31, 2023 and 2024, the corresponding balance due to Hui Yuan was $7,505,290 and $7,336,833, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS (cont.)

Significant transactions with related parties

	For the years ended December 31,
Nature	2022	2023	2024
Technology service fee payable
Zhizhen Guorui	$100,315	$661,010	$699,404
Shanghai Shenghan	-	-	7,991

Technology service fee paid
Zhizhen Guorui	$-	$684,412	$878,512
Shanghai Shenghan	-	112,980	21,888

Loans from a related party
Hui Yuan	$-	$400,000	$-

Repayment of loans from a related party
Hui Yuan	$-	$-	$812,747

Interest-free loans from related parties
Zhejiang Baiqianyin	$1,783,326	$290,076	$-
Hui Yuan	532,026	-	150,000

Interest-free loans repayment to related parties
Jiaxing Chiyu Investment Partnership (limited Partnership)	$297,221	$-	$416,916
Hui Yuan	169,416	1,355,760	-
Jiaxing Sound Core Intelligent Technology Co., LTD	59,444	31,776	-
Zhejiang Baiqianyin	1,788,230	141	-

Return of inventories to a related party
Shanghai Shenghan	$239,330	$-	$-

Interest-free loans to a related party
Zhizhen Guorui	$-	$13,896,539	$-

Debt relief
Shanghai Machinemind Intelligent Technology Co., Ltd.	$72,819	$-	$-

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the Years ended December 31,
	2022		2023		2024
Percentage of the Group’s total revenue	Amount	%	Amount	%	Amount	%
Customer A	9,824,275	20.4%	17,311,971	29.3%	15,724,792	22.4%
Customer B	5,364,265	11.1%	-	-	*	*
Customer C	4,980,628	10.3%	6,297,152	10.6%	*	*
Customer D	*	*	7,354,358	12.4%	*	*

*	represent percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2023		2024
Percentage of the Group’s accounts receivable, net	Amount	%	Amount	%
Customer A	6,546,593	23.1%	17,781,671	32.0%
Customer B	3,996,508	14.1%	6,105,155	11.0%
Customer C	4,913,290	17.3%	8,842,813	15.9%

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the Years ended December 31,
	2022		2023		2024
Percentage of the Group’s total purchase	Amount	%	Amount	%	Amount	%
Supplier A	11,475,851	34.6%	23,547,294	37.6%	14,630,821	24.4%
Supplier B	3,402,612	10.3%	12,974,197	20.7%	*	*
Supplier C	-	-	9,303,874	14.9%	*	*
Supplier D	-	-	7,999,350	12.8%	*	*
Supplier E	7,281,914	21.9%	-	-	-	-

*	represent percentage less than 10%

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Group leases offices for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year was included in Note 14.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

On August 3, 2020, Shanghai Xiao-i filed a lawsuit with the High People’s Court of Shanghai in China, against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding that Apple cease its infringement of Shanghai Xiao-i’s intelligent assistant patent (ZL200410053749.9 invention patent) by its Siri (intelligent assistant) (the “Patent Infringement Case”). The lawsuit seeks various remedies, including but not limited to, requiring Apple to stop manufacturing, using, offering to sell, selling or importing products that infringe Shanghai Xiao-i’s patent, and a temporary claim amount of 10 billion yuan (RMB). On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-i against Apple. On September 4, 2021, Shanghai Xiao-i filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-i’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-i with the Shanghai High People’s Court, requesting confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and ordered Shanghai Xiao-i to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million temporarily. On January 29, 2024, the Shanghai High Court decided to merge the above two cases for trial, and they are currently under review. On March 27, 2023, the Beijing Intellectual Property Court notified that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-i, regarding the 58271 and 58272 Review Decision of Request for Invalidation, and the lawsuit was dismissed on June 28, 2024. As of the date of this annual report, the Patent Infringement Case is still pending.

On June 26, 2024, a securities class action was filed in the Supreme Court of the State of New York, County of New York, against Xiao-I Corporation and certain of its officers and directors. Plaintiffs alleged violations of the Securities Act of 1933, asserting that the company’s IPO registration statement and prospectus contained materially misleading statements or omissions related to its AI capabilities and customer contracts. The action seeks unspecified damages and other relief. On September 13, 2024, plaintiffs filed an amended complaint expanding the allegations to include new information from Xiao-I’s subsequent SEC filings, arguing that post-IPO disclosures also failed to correct earlier misstatements. Xiao-I Corporation moved to dismiss the state court case on October 31, 2024, that motion was granted on April 24, 2025. At this time, the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	COMMITMENTS AND CONTINGENCIES (cont.)

Separately, on October 15, 2024, a second securities class action lawsuit was filed in the U.S. District Court for the Southern District of New York alleging violations of both the Securities Act and the Securities Exchange Act of 1934. The complaint focuses on similar alleged misrepresentations in the IPO filings and alleges the company failed to disclose material risks about its technology and commercialization prospects. Xiao-I disclosed that it intends to vigorously contest both lawsuits. Xiao-I Corporation submitted pre-motion to dismiss letters on May 7, 2025, and motions to dismiss are due on June 9, 2025. At this time, the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter.

Furthermore, during 2024, Xiao-I is involved in labor disputes in China involving more than 40 former employees who were laid off as part of a workforce optimization initiative. The disputes primarily relate to claims for unpaid wages, social insurance contributions, housing fund payments, and severance compensation. The total amount of claims asserted exceeds RMB 5 million. Out of these disputes, more than 20 disputes are currently pending before local labor arbitration authorities and the rest has been concluded. The company is actively engaging with relevant agencies to seek resolution. While management does not currently expect the outcome to have a material adverse effect on its consolidated financial statements, the disputes could adversely affect employee morale, operational efficiency, or public perception.

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

19.	SUBSEQUENT EVENTS

Issuance of Convertible Loans III

On January 6, 2025, the Company entered into two securities purchase agreements with two institutional investors (the “Investors III”) to issue and sell two convertible promissory notes with the aggregate principal amount of $4,637,840 (collectively, the “Convertible Loans III”), including the initial aggregate principal amount of $4,295,000 and an additional original issue discount in the aggregate amount of $342,840 to be added to the principal amount on the 30-day anniversary of the Purchase Price Date. The Convertible Loan III were sold to the Investors with an 8% Original Issue Discount and are convertible into the Group’s ordinary shares in the form of ADSs. Each ADS represents three ordinary shares.

Material Terms of the Convertible Loan III:

●	Conversion at the Option of Holder: Each Convertible Loans III will mature 12 months after the Purchase Price Date and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $7.201 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan III will bear interest at a rate of 6.0% per annum which, (a) shall commence accruing on the date of issuance, (b) shall be computed on the basis of a 360-day year and twelve 30-day months and (c) shall be payable on the Maturity Date unless earlier converted. The interest rate will increase to 18% in the event of occurrence and during the continuance of an event of default.

During 2025, the Investors III made a series of conversions, pursuant to which the Group issued 3,182,901 ordinary shares with conversion prices ranging from US$0.67-US$1.43 per share as of the issuance date of the consolidated financial statements. The ending balance of Convertible Loan III was $1,067,671 as of the issuance date of the consolidated financial statements.

2023 Share Incentive Plan

As of the date of this annual report, the Company have granted RSUs under the 2023 Plan, representing in total 685,620 ordinary shares, to three external consultants and Jun Xu, an independent director of the Company, for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $1.58. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

2025 Share Incentive Plan

On April 1, 2025, the Group adopted the 2025 share incentive plan (the “2025 Plan”), to promote the success and enhance the value of the Group by linking the personal interests of the Directors, Employees, and Consultants to those of the Group’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Group’s shareholders. Under the 2025 Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan shall initially be 4,214,684, provided, that if the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2025 Plan falls below 3.0% of the total Ordinary Shares in issue and outstanding on the last day of the immediately preceding calendar year (the “Limit”), such number shall automatically be increased so that the aggregate number of Ordinary Shares reserved and available for future grants of awards under the 2025 Plan shall be equal to the Limit on January 1 thereafter, assuming, for purposes of determining the number of Ordinary Shares outstanding on such date, that all preferred shares, options, warrants, convertible notes and other equity securities that are convertible into or exercisable or exchangeable for Shares (whether or not by their terms then currently convertible, exercisable or exchangeable) that were outstanding on such date, are deemed to have been so converted, exercised or exchanged.

As of the date of this annual report, the Company have granted RSUs under the 2025 Plan, representing in total 1,407,144 ordinary shares, to three external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $0.91. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

The Group has evaluated subsequent events through May 15, 2025, the date of issuance of the consolidated financial statements, and noted that there are no other subsequent events.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the parent Company.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2023	2024
ASSETS
Cash and cash equivalents	$1,889	$2,442
Prepaid expenses and other current assets, net	2,493,301	49,049
Amount due from intercompany-current	17,656,465	32,055,968
TOTAL ASSETS	$20,151,655	$32,107,459

LIABILITIES
Accounts payable	$34,277	$38,412
Convertible loans	-	216,756
Accrued expenses and other current liabilities	347,014	335,563
Investment deficit in subsidiaries	24,469,459	43,544,549
Amount due to intercompany-current	164,593	174,593
TOTAL LIABILITIES	$25,015,343	$44,309,873

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 24,015,592 shares and 31,949,038 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	$1,201	$1,598
Preferred shares (par value of $0.00005 per share; 3,700,000 and 3,700,000 preferred shares authorized as of December 31, 2023 and 2024, respectively; 3,700,000 and 3,700,000 preferred shares issued and outstanding as of December 31, 2023 and 2024, respectively)	185	185
Additional paid-in capital	108,729,047	115,745,140
Statutory reserve	237,486	237,486
Accumulated deficit	(110,833,045)	(125,338,509)
Accumulated other comprehensive loss	(2,998,562)	(2,848,314)
Total shareholders’ deficit	$(4,863,688)	$(12,202,414)

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended December 31,
	2022	2023	2024
Operating expenses:
Selling expenses	$-	$(811,129)	$(146,929)
General and administrative expenses	-	(1,496,239)	(8,231,966)
Research and development expenses	-	-	(2,213)
Other income	-	161,408	100,983
Share of loss in subsidiaries and VIEs	(5,898,535)	(24,315,847)	(6,225,339)
Loss before income tax provision	(5,898,535)	(26,461,807)	(14,505,464)
Provision for income tax	-	-	-
Net loss	$(5,898,535)	$(26,461,807)	$(14,505,464)

PARENT COMPANY STATEMENTS OF CASH FLOW

	Years ended December 31,
	2022	2023	2024
Net cash used in operating activities	$(1)	$(21,749,842)	$(5,476,392)
Net cash used in investing activities	-	(13,000,000)	-
Net cash provided by financing activities	-	34,750,627	5,476,945
Net cash inflow	$(1)	$785	$553