Form 20-F
period 2025-12-31
Xiao-I Corp
filed 2026-05-15
CIK 1935172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Room 501363, Lane 1555 Jinshajiang West, Jiading District Shanghai, China 201803
(Address of Principal Executive Offices)

Mingqu Lin Room 501363, Lane 1555 Jinshajiang West, Jiading District Shanghai, China 201803 Tel: +86 021-64435203 Fax: +86 021-52270508
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

55,235,284 Ordinary Shares, par value $0.00005 per share

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

In addition, dividends and distributions from WFOE and the VIE are subject to regulations and restrictions on dividends and payment to parties outside of China. Applicable PRC law permits payment of dividends to Xiao-I by WFOE only out of net income, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset by general reserve fund and profits (if general reserve fund is not enough). Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. As of December 31, 2024 and 2025, our PRC operating entities had restricted amount of US$237,486 (RMB1,569,546) and US$237,486 (RMB2,283,902) the reserve fund, respectively. Moreover, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. In contrast, there is presently no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, Xiao-I’s Hong Kong subsidiary is able to transfer cash without any limitation to the Cayman Islands under normal circumstances.

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

For the years ended December 31, 2023, 2024 and 2025, the cash flows that have occurred between the Company, the VIE and its consolidated subsidiaries, WFOE which is the primary beneficiary of the VIE, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2023	2024	2025
Cash paid by Xiao-I Corporation to other subsidiaries	$27,897,826	$5,427,500	$8,841,121
Cash transfer from other subsidiaries to WFOE	25,000,000	4,820,000	847,142
Cash transfer from WFOE to VIE and its consolidated subsidiaries	24,504,585	4,936,837	3,530,468
Cash transfer from VIE and its consolidated subsidiaries to WFOE	640,150	651,188	1,224,630
Cash transfer from VIE and its consolidated subsidiaries to other subsidiaries	740,000	935,400	604,641
Cash transfer from WFOE to other subsidiaries	576,205	-	983,398
Cash transfer from other subsidiaries to Xiao-I Corporation	453,800	1,596,500	806,550
Cash transfer from other subsidiaries to VIE and its consolidated	-	-	2,676,084

From January 1, 2026 to March 31, 2026, cash was transferred among the Company, WFOE, other subsidiaries of the Company, the VIE and its consolidated subsidiaries, as follows: (i) the Company provided a total of nil in cash to its other subsidiaries while other subsidiaries transferred US$0.81 million to the Company; (ii) WFOE provided a total of US$0.98 million to VIE and its subsidiaries while VIE and its subsidiaries transferred US$0.85 million to WFOE; (iii) WFOE and VIE and its subsidiaries transferred US$0.60 million and US$2.68 million to other subsidiaries, respectively; and (iv) other subsidiaries transferred US$0.85 million to WFOE. The aforementioned cash transfers were generally for working capital purpose among the Company, WFOE, VIE and its consolidated subsidiaries, and other subsidiaries. Xiao-I intends to keep any future earnings to finance the expansion of its business, and it does not anticipate that any cash dividends will be paid in the foreseeable future. In the future, cash proceeds from overseas financing activities, including the IPO proceeds, may be transferred by Xiao-I to AI Plus, and then transferred to Xiao-I Technology, and then transferred to WFOE via capital contribution or shareholder loans, as the case may be. Cash proceeds may flow to Shanghai Xiao-I from WFOE pursuant to certain contractual arrangements between WFOE and Shanghai Xiao-I as permitted by the applicable PRC regulations. As a result of these PRC laws and regulations, the PRC operating entities are restricted in their ability to transfer a portion of their net assets to the Company. For details about the applicable PRC laws and regulations that limit transfer of funds from overseas to the PRC operating entities, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Use of Proceeds”, “Item 3. Key Information—D. Risk Factors —Risks relating to Our Corporate Structure— Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance,” and “Item 3. Key Information—D. Risk Factors —Risks relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.”

As of December 31, 2024 and 2025, we held cash and cash equivalents in multiple currencies. Of these, US$461,382 and US$631,389 of cash and cash equivalents were denominated in RMB, US$272,050 and US$1,766,279 of cash and cash equivalents were denominated in US dollars, and US$113,161 and US$ 38,651 of cash and cash equivalents were denominated in Hong Kong dollars, respectively. All amounts have been translated into U.S. dollars using the exchange rates in effect as of the respective balance sheet dates.

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

Risks Relating to Our Business and Industry

●	Recent U.S. Treasury rules on investment in Chinese AI and technology sectors may adversely impact our financial condition and results of our operations.

●	We have had net losses (except for 2021) and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

●	If we fail to maintain and grow our customer base, keep our customers engaged through our products and solutions, our business growth may not be sustainable.

●	If we fail to maintain and enhance the functions, performance, reliability, design, security, and scalability of our platforms to meet our customers’ evolving needs, we may lose our customers.

●	If our products and solutions do not achieve sufficient market acceptance, our business and competitive position will suffer.

●	If our expansion into new industries is not successful, our business, prospects and growth momentum may be materially and adversely affected.

●	The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

●	If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our business may be materially and adversely affected.

●	To support our business growth, we continue to invest heavily in our research and development efforts, the expenses of which may negatively impact our cash flow, and may not generate the results we expect to achieve.

●	If our platforms experience material errors, defects or security issues, we may lose our customers, fail to honor our obligations in respect of our contract liabilities, and incur significant remedial costs.

●	Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

●	Security breaches and attacks against our systems and network, and any failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

●	We partially rely on third-party service providers to conduct our business and any interruption or delay in such third parties or our own failure may impair our customers’ experience.

●	Our products and solutions rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products and solutions, harm our business, our reputation and results of operations and subject us to liability.

●	Our and our business partners’ business operations have been adversely affected by the COVID-19 outbreak, and may in the future continue to be affected by the COVID-19 outbreak.

●	If the adoption of our products and solutions by our customers are slower than we expected, our business, results of operations and financial condition may be adversely affected.

●	We may fail to conduct our sales and marketing activities in a cost-effective manner and we are subject to limitations in promoting our products and solutions.

●	If we fail to provide high quality customer services, our brand, business, and results of operations may be harmed.

●	We had a concentration of major customers during the years ended December 31, 2023, 2024 and 2025 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

●	The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on the industries where our clients operate their businesses, and negatively affect the stability of our clients, which may subsequently have negative impact on our business.

●	Our reliance on a limited number of suppliers for certain essential services could adversely affect our ability to manage our business effectively and subsequently harm our business.

●	We may fail to obtain or maintain all required licenses, permits and approvals to operate our business.

●	We may fail to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from any unauthorized use of our technologies.

●	We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of business.

●	We and our management may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

●	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions and have a negative impact on our business.

●	We are dependent on the continuous services of our senior management and other key employees. If we fail to attract, retain and motivate qualified personnel, our business could be materially and adversely affected.

●	Future strategic acquisitions and investments may fail and may result in material and adverse impact on our financial condition and results of operations.

●	We may, in the future, grow and expand our international operations, which may expose us to significant risks.

●	We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all. Moreover, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders’ shareholdings or subject us to covenants that may restrict our operations or our ability to pay dividends.

●	We have not independently verified the accuracy or completeness of data, estimates, and projections in this annual report that we obtained from third-party sources, and such information involves assumptions and liabilities.

●	We have identified one material weakness in our internal control over financial reporting as of December 31, 2024. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business operations.

●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

●	The Cayman Islands was removed from the Financial Action Task Force (“FATF”) grey list” in October 2023. It is not currently listed on the FATF’s high-risk jurisdictions (grey list) or blacklist. The European Union still includes the Cayman Islands on its own list of non-cooperative tax jurisdictions, but this is separate from FATF. It is unclear how this will affect us.

Risks Relating to Our Corporate Structure

●	In the following discussion of risks relating to our corporate structure, “we,” “us,” or “our” refer to Xiao-I.

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our ADSs may decline in value dramatically or even become worthless.

●	The contractual arrangements with the VIE and its shareholders may not be as effective as equity ownership in providing operational control.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

●	The contractual arrangements with the VIE are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

●	Contractual arrangements we have entered into with the VIE and its shareholders may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

●	We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ADSs.

●	If the seals of our PRC subsidiary and the VIE are not kept safely, are stolen, or used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance.

Risks Relating to Doing Business in China

●	In the following discussion of risks relating to doing business in China “we,” “us,” or “our” refer to the PRC operating entities.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States or other governments may materially and adversely affect our PRC operating entities’ business, financial condition and results of operations and may result in its inability to sustain our growth and expansion strategies.

●	Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China with little advance notice, could materially and adversely affect us.

●	Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

●	Advertisements shown on our platform may subject us to penalties and other administrative actions.

●	The Holding Foreign Companies Accountable Act (“HFCAA”) and the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board (“PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Global Market, and Nasdaq may determine to delist our securities if in the future the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

●	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC laws.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of Xiao-I’s ADSs to significantly decline or become worthless.

●	The custodians or authorized users of our controlling non-tangible assets, including seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

●	We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies. We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our Company by non-resident investors.

●	China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using our available funds to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand the business of our PRC subsidiary and consolidated affiliated entities.

●	Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

●	If additional remedial measures are imposed on major PRC-based accounting firms, including our independent registered public accounting firm, our financial statements could be determined not to be in compliance with the SEC requirements.

●	We face uncertainties with respect to the enactment, interpretation and implementation of Anti-Monopoly Guidelines for the Internet Platform Economy Sector.

Risks Relating to Doing Business in Hong Kong

●	We may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in the PRC may also apply to operations in Hong Kong in the future.

●	Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Xiao-I or its management named in the annual report based on Hong Kong laws.

Risks Relating to the ADSs

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

●	A large, active trading market for the ADSs may not develop and you may not be able to resell your ADSs at or above the public offering price.

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

●	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

●	Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Ordinary Shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

●	You may not receive distributions on the ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

●	You may be subject to limitations on transfers of your ADSs.

●	Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

●	The deposit agreement may be amended or terminated without your consent.

●	Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

●	Techniques employed by short sellers may drive down the market price of the ADSs.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

●	United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

●	The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors and executive officers named in this annual report (except H. David Sherman) may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC, based on United States or other foreign laws, against us, our directors and executive officers named in this annual report (except H. David Sherman). Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Ordinary Shares represented by the ADSs, at a premium, as a result, it could materially adversely affect the rights of holders of our ADSs.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Ordinary Shares.

●	We are not required to disclose compensation of Directors and Officers under Cayman Islands law.

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

In 2023, we had net loss of US$27.01 million and negative cash flows from operations of US$15.79 million. In 2024, we had net loss of US$14.55 million and negative cash flows from operations of US$15.14 million. In 2025, we had net loss of US$101.82 million and negative cash flows from operations of US$3.69 million. We cannot assure you that we will be able to generate net profit or positive cash flows from operating activities in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, effectiveness of our monetization strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. We also expect our costs and expenses to increase in the future as we continue to expand our operations and to increase our investments in research and development, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and managerial controls, enhance our financial reporting systems and procedures, recruit, train and retain skilled professional personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

Our technological capabilities are critical to our success, and we have been continuously investing heavily in our research and development efforts. Our R&D expenses incurred were US$52.39 million, US$34.66 million, and US$24.46 million, respectively, for the years ended December 31, 2023, 2024 and 2025, accounting for 85.4%, 56.9% and 24.0% of our operating expenses for each of the corresponding periods. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our products and solutions innovative and competitive in the market. As a result, we expect that our research and development expenses will continue to increase.

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

We had a concentration of major customers during the years ended December 31, 2023, 2024 and 2025 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

For the years ended December 31, 2023, 2024 and 2025, the percentage of our revenue attributable to our largest customer amounted to 29.3%, 22.4% and 31.9%, respectively, while the percentage of our revenue attributable our five largest customers for the years ended December 31, 2023, 2024 and 2025 amounted to 69.7%, 49.9% and 65.8%, respectively.

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

We rely on a limited number of suppliers for certain essential services to operate our network and provide products and solutions to our customers. Due to the limited number of relevant suppliers available in China, we rely on a limited number of suppliers for cloud, internet data center services and hardware. Our purchase from top-three suppliers in aggregate accounted for 73.2%, 39.6% and 56.1% of total purchase for the years ended December 31, 2023, 2024 and 2025, respectively. We may experience shortages in components or delays in delivery as a result of natural disasters, increased demand in the industry or our suppliers’ lacking sufficient rights to supply the servers or other products or services.

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

As a representative enterprise in the field of Cognitive AI, we led the development of the world’s first international standard in affective computing, contributed to the drafting of the “China Artificial Intelligence Industry Intellectual Property White Paper” for four consecutive years (from 2010 to 2013), demonstrated its influence in global artificial intelligence industry. As of May 1, 2026, Xiao-I have 368 authorized patents, along with 146 pieces of software copyrights, 246 registered trademarks, and its accumulation of intellectual property demonstrates the company’s fruitful achievements in technological innovation. We are also regarded by Gartner as the “representative of Conversational Al enterprises”, proving the company’s outstanding position and influence in the industry worldwide.

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

Aggregation Empowerment Platform Layer

AI Core Technology Platform — Cognitive Intelligence Artificial Intelligence (CIAI)

Six Core Technology Platforms
Natural language processing
Conversational AI
Text mining
Reading comprehension
Knowledge representation
Semantic search
Logical reasoning
Computer vision
Drawing analysis
OCR
Defect detection
Three-dimensional reconstruction
3D detection
Video analysis
Machine learning
Deep learning
Reinforcement learning
Active learning
Affective computing
Sentiment analysis
Multimodal
Emotional expression
Speech processing
ASR
TTS
Voiceprint recognition
Data intelligence and hyperautomation
Data mining
Intelligent recommendation
Hyperautomation
Proprietary AI model training platform
Data cleaning
Data annotation
Model training
Algorithm iteration
External AI capability scheduling platform
Task distribution
Capability integration
Usage record
Capability scheduling
AI Capability Call
Third-party AI Capability Access Scheduling

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

Our technologies are based, in significant part, upon our proprietary intellectual property portfolio. As of May 1, 2026, we have applied for 662 patents, 368 of which have been granted and we have obtained 246 registered trademarks and 146 computer software copyrights. In June 2020, the Company passed the national intellectual property management system certification and obtained the certificate. This certificate represents that the company’s intellectual property management system conforms to the GB/T 29490-2013 standard. We continue to develop and improve our intellectual property portfolio through our deep R&D department. As of May 1, 2026, our restructured team consisted of 58 total employees, including 27 research and development specialists, representing 46.55% of our workforce with 11.11% of them holding advanced degrees.

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

The following table sets forth the product lines of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	USD	%	USD	%	USD	%
MaaS	19,193,177	32.4%	51,324,373	73.0%	7,843,234	63.6%
Non-MaaS	39,972,082	67.6%	18,989,942	27.0%	4,484,450	36.4%
Total	59,165,259	100.0%	70,314,315	100.0%	12,327,684	100.0%

By way of delivery, MaaS and non-MaaS product can be delivered in different ways: software delivery, embedded in hardware products, technology development services, maintenance services and cloud platform subscription.

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	USD	%	USD	%	USD	%
Sale of cloud platform products	47,007,556	79.5%	40,877,256	58.1%	4,329,729	35.1%
Technology development service	7,839,700	13.3%	24,105,644	34.3%	2,147,523	17.4%
Sale of software products	1,566,455	2.6%	1,516,169	2.2%	472,559	3.8%
M&S service	2,676,185	4.5%	2,419,901	3.4%	4,809,979	39.0%
Sale of hardware products	75,363	0.1%	1,395,345	2.0%	567,894	4.6%
Total	59,165,259	100.0%	70,314,315	100.0%	12,327,684	100.0%

Our Competitive Advantages

We believe we have the following competitive advantages and they distinguish us from our competitors:

Our Pioneer Position in AI Technology and Focus on R&D

●	We believe that we pioneered the industry’s first cognitive intelligence and narrow artificial intelligence technology and have built on our culture of innovation.

●	Since its establishment in 2001, Xiao-I has focused on developing cognitive intelligence technologies based on its natural language processing and “AI” implementation in businesses, enjoying a privileged reputation in the “AI” industry. As a leading AI technology and industrialization service platform in China, through years of operation, Xiao-I has established cooperation with many leading companies amongst various industry verticals according to Frost & Sullivan. Our industry leadership is built on our pioneering research to commercialize AI technology.

●	Our first-mover advantage in natural language processing has made us a pioneer in formulating AI industry standards and creating more than 500 patents granted or pending. To protect its technology, in June 2012, Shanghai Xiao-I sued Apple Computer Trading (Shanghai) Co., Ltd., a subsidiary of Apple, Inc. for patent infringement and received the Supreme People’s Court Supreme Court Administrative Judgment, a final judgement confirming the validity of our patent in June 2020, but did not make a ruling on whether Apple infringed our patent. Specifically, according to the Patent Administration (Patent) Retrial Administrative Judgment issued by the Supreme People’s Court of China ((2017) ZGFXZ No. 34), in the retrial case of Shanghai Xiao-I and Apple Computer Trading (Shanghai) Co., Ltd. and the China National Intellectual Property Administration, the Supreme People’s Court determined that the invention patent named “A Chatbot System (Patent No.: 200410053749.9)” held by Shanghai Xiao-I is a valid patent. On August 3, 2020, after obtaining the final judgment confirming the validity of its patent, Shanghai Xiao-I filed another infringement lawsuit against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding Apple to stop the infringement and compensate for the losses. On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-I against Apple. On September 4, 2021, Shanghai Xiao-I filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-I’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-I with the Shanghai High People’s Court, requesting (i) confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and (ii) Shanghai Xiao-I to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million currently. On January 29, 2024, the Shanghai High People’s Court decided to merge the above two cases for trial (the “Patent Infringement Case Trial”). On July 31, 2024, the Shanghai High People’s Court officially concluded the Patent Infringement Case Trial. On September 24 and November 1, 2024, the Shanghai High People’s Court held two hearings on the case, both Shanghai Xiao-i’s and Apple’s legal teams were in attendance for the hearing, which marks the latest step in this dispute. Shanghai Xiao-i is now awaiting the verdict On March 27, 2023, the Beijing Intellectual Property Court notified Shanghai Xiao-I that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-I, regarding the 58271 and 58272 Review Decision of Request for Invalidation. On June 28, 2024, the Beijing Intellectual Property Court ruled against Apple, upholding the validity of Shanghai Xiao-i’s patent. This ruling validated Shanghai Xiao-i’s intellectual property and paved the way for the subsequent trial.

●	We are a pioneer in AI +, with over 20 years of development and innovation, supported by four R&D centers, and collaboration with more than 10 universities.

Advantages of Our Products and Services

●	We develop and commercialize Metaverse-related offerings, including Virtual Humans and AR/VR.

●	We help our clients with their digital transformation using our cognitive intelligence and AI technologies.

●	We enable our customers to reap economies of scale by providing one-stop shop service from our extensive network of service hubs in their vicinity.

●	Our deep-rooted attention to quality assurance in our product and service offerings puts us ahead of our competitors.

●	We have a proven monetization model based on product differentiation, revenue source diversification, and customer loyalty.

●	Our products and services meet the needs of different customers and we maintain frequent client engagement for continuous business development and customer loyalty cultivation.

●	While our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master similar commercial arrangements in place with many of our customers, retaining customers over the long term.

●	Hua Zang LLM’s core strength:

†	Faster access: Quickly integrate our client’s system into the Hua Zang Ecosystem.

†	Lower cost: Conveniently access to the Hua Zang Ecosystem at a lower cost.

†	More efficient operations: AI gadgets, handy tools, and comprehensive guidance of operation provided on the platform leads to direct productization.

Our Robust Ecosystem of Partnerships

●	We have various regional sales teams including Shanghai, Beijing and Hong Kong.

●	We maintain good relationships with suppliers that have a good record of performance.

●	Our products cover large and medium-sized contact centers, financial institutions, communication operators, government services, industrial manufacturing, healthcare, and other customer groups.

●	We build strong and long-standing customer relationships with large enterprises in China. Our client list includes nearly all the industry giants in the banking and telecom industries in China.

Our Visionary and Seasoned Management

●	Our CEO Mr. Hui Yuan is a recognized AI industry Key Opinion Leader and domain expert.

●	Our team has deep technical expertise and proven track record of constant innovation.

●	We have proven ability to attract and retain highly qualified talent.

Challenges and Opportunities

Unique challenges and opportunities are presented for us to achieve continued growth in sales in each of the customer industries in which we operate.

Challenges, generally we found:

●	In the contact center industry, high labor costs and the requirement for continuous improvement create constant margin challenges. The low gross profit can also cause a decline in service quality, which limits the innovation ability of the industry.

●	In the financial industry, banks lack AI technology capabilities and independent wholly owned technology subsidiaries.

●	In the architecture industry, the degree of digitization is low, the architectural knowledge system is unstructured and the digital drawing review is a mere formality. A lot of manpower, material and financial resources are wasted.

●	In Metaverse, there are great differences in technical paths and the product form and the industry is far from mature. Many concepts have not reached an industry consensus.

●	In the manufacturing industry, many companies lack information technology talent and coordination and integration ability across departments, fields and enterprises.

●	In the healthcare industry, the level of information technology talent in urban and rural areas is unevenly distributed. Between urban and rural areas, the number of health technicians in cities is almost twice that in rural areas.

●	In city public services, the traditional urban public service supply model cannot meet new requirements of modern residents for the convenience, speed, efficiency and real-time urban government public services.

●	Technical Challenges, Talents and Investment: The development of large models necessitates a high level of specialized knowledge and technology, necessitating significant resource investments by companies to attract and cultivate top-tier talent. The research and development of large models involve substantial capital expenditures for the purchase and maintenance of high-performance computing equipment, storage systems, and other related infrastructure. As the scale of the models increases, the costs of training and deployment also continue to rise.

●	Compliance Issues: With the widespread application of large models, governments worldwide are increasingly strengthening their regulation of AI technology. Companies need to comply with evolving laws and regulations to avoid potential compliance risks. Large models may raise ethical issues such as privacy breaches, data security, and intellectual property rights. Companies must establish rigorous data management and protection mechanisms to maintain user trust and corporate reputation.

●	Security Concerns: Large models may be vulnerable to various security threats, including but not limited to adversarial sample attacks, backdoor attacks, and membership inference attacks. This requires companies to invest additional resources in enhancing the security of their models. As large models are applied in critical areas such as autonomous driving and financial transactions, the requirements for security will further increase.

●	Market Acceptance and User Education: The market acceptance of large model technology is not yet fully determined. Companies need to invest resources in market education to raise user awareness and acceptance of the value of large models. Users may have overly high expectations for large models, but they may encounter performance limitations and errors in practical applications. Companies need to set reasonable user expectations and provide transparent communication.

●	As an AI solution company, we also face many other challenges. For example: (i) the AI industry is highly competitive, OpenAI, Microsoft, Meta, Baidu, Alibaba and Tencent are all in this field, (ii) urban public services cover a wide range of areas which makes it difficult to fully and deeply understand customers’ businesses and their needs and (iii) the company’s investment may be insufficient.

Opportunities

●	These challenges have created tremendous and growing market opportunities for artificial intelligence solution services in China. We believe we are well-positioned to capture the growing market opportunities due to the infrastructure we have created. Our platform products and services are marketed and sold primarily to customers in the following industries: (1) Contact Center, (2) Finance, (3) Urban Public Service, (4) Construction, (5) Metaverse, (6) Manufacturing and (7) Smart Healthcare. With the development of Hua Zang Ecosystem, Hua Zang LLM is expected to further expand the industry application in the future.

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

For the year ended December 31, 2023, our total sales to our top 3 customers accounted for 29.3%, 12.4% and 10.6% of our revenues, respectively. For the year ended December 31, 2024, our total sales to our top three (3) customers accounted for 22.4%, 9.3% and 6.7% of our revenues, respectively. For the year ended December 31, 2025, our total sales to our top three (3) customers accounted for 31.9%, 14.8% and 11.8% of our revenues, respectively.

In connection with the License Agreement, the VIE and China Construction entered into an Intelligent Drawing Platform Operation and Technical Support Agreement (the “Support Agreement”) pursuant to which the VIE has agreed to provide technical support and co-operation of the Drawing Platform for a term of three years. During the term of the Support Agreement, China Construction, with the consent of the VIE, may license the use of the Drawing Platform to third parties. In such event, the VIE shall be entitled to receive 30% of the license fee paid to China Construction by any third party. The technical support service was completed in 2022. The revenue recognized of technical services for the Drawing Platform was nil in 2023, 2024 and 2025, respectively.

Our Suppliers

We maintain good relationships with suppliers that have a good record of performance. Beijing Blanstar Technology Co., Ltd., a company established and existing under the laws of the PRC (“Blanstar”), was the VIE’s major service provider for the year ended December 31, 2023, 2024 and 2025 accounting for 37.6%, 24.4% and 21.5% of the Company’s total purchases, respectively.  Pursuant to the terms of the Cloud Computing Technical Services Cooperation Agreement effective as of January 1, 2021 (the “Services Agreement”) between the VIE and Blanstar, Blanstar agreed to provide the VIE with cloud computing technical services consisting of various products and services including computing, storage, network, security, management and cloud database to meet the different needs of the VIE’s various websites, applications and other products and services. Blanstar agreed to provide the VIE with response, technical support and maintenance services 24 hours a day 7 days a week. The Service Agreement renewed on April 19, 2024 and expired December 31, 2025, subject to the right of the parties to negotiate a renewal one month prior to the expiration date.

For the year ended December 31, 2023, we have three significant suppliers including Blanstar, representing 37.6%, 20.7% and 14.9% of our total purchase, respectively. For the year ended December 31, 2024, we have three significant suppliers including Blanstar, representing 24.4%, 9.7% and 5.5% of our total purchase, respectively. For the year ended December 31, 2025, we have three significant suppliers including Blanstar, representing 21.5%, 18.5% and 16.1% of our total purchase, respectively.

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

As of May 1, 2026, we have applied for 662 patents, 368 of which have been granted and have obtained, 246 registered trademarks and 146 computer software copyrights. Also see “Item 5.A Operating and Financial Review and Prospects – Operating Results – Major Factors Affecting Our Results of Operations – Intellectual Property.” We have led and participated in the formulation of 1 international standard, 5 national standards and 2 association standards, led the world’s first international standard for AI emotional computing, and published more than 20 class A papers (Class A papers refer to papers in authoritative core journals, indexed by the internationally accepted SCIE, EI, ISTP, SSCI and A&HCI retrieval system) every year. In June 2020, the company passed the national intellectual property management system certification and obtained the certificate. This certificate represents that the company’s intellectual property management system conforms to the GB/T 29490-2013 standard. We applied in 2004, and in 2009 were authorized a patented technology numbered ZL200410053749.9 (a chatbot system), which represented the world’s leading level of intelligent voice at that time.

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

As of May 1, 2026, our restructured team consisted of 58 employees, including 27 research and development specialists, representing 46.55% of our workforce, with 11.11% of them holding advanced degrees. s. A large number of our senior engineers have more than 10 years’ experience in the computer, Internet and AI industries, and we also use part-time experts from several universities and research institutes. We have established joint laboratories with the Institute of Software of the Chinese Academy of Sciences, East China Normal University, Hong Kong University of Science and Technology, and have established in-depth cooperative relations with Tsinghua University, Fudan University, Shanghai Jiaotong University, Beijing University of Posts and Telecommunications and Peking University.

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

D. Property, Plants and Equipment.

Our current principal executive offices are located in Room 501, No. 363, Lane 1555, Jinshajiang West Road, Jiading District, Shanghai China. We lease offices in other cities where we operate with an aggregate area of approximately 476.29 square meters as of December 31, 2025. These following facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities:

Location	Area (Square Meter)	Term	Use
Rooms 404-405, Building 1, Tianqi Road, Jiangqiao Town, Jiading District, Shanghai	323.29	June 18, 2025 to June 17, 2027	Office
Room 501, No. 363, Lane 1555, Jinshajiang West Road, Jiading District, Shanghai	153	June 18, 2025 to June 17, 2026	Office

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

During the year ended December 31, 2025, the operating environment for independent providers of general-purpose AI customer-service solutions in the People’s Republic of China (the “PRC”) deteriorated materially. Two factors had the most significant impact on our results of operations during the year:

●	Increased competition from large integrated cloud platforms. Major PRC cloud service providers expanded their AI customer-service offerings during 2025. In a number of cases, these offerings were bundled with broader cloud or consumer-internet ecosystems and were made available on a free-trial basis, with free usage allowances, or at entry-level price points significantly below those historically prevailing in the market. These developments increased pricing pressure on independent vendors, including the Company, particularly in the small- and medium-enterprise (“SME”) segment, and reduced our ability to convert SME opportunities into paid engagements on terms consistent with our historical margin profile.

●	Tightening of enterprise IT budgets and lengthening of customer decision cycles. Reflecting broader macroeconomic conditions in the PRC, enterprise customers applied increased return-on-investment scrutiny to AI-related expenditures during 2025. We observed longer proof-of-concept evaluation periods, an increased proportion of customers requiring quantifiable cost-saving or revenue-enhancement metrics prior to commitment, and, in the SME segment, a higher rate of deferral or cancellation of previously contemplated AI upgrade plans. A number of enterprise customers also reported that their own AI operating expenditures (principally inference and API usage fees) had increased materially over the course of the year, which in certain cases contributed to delays in additional AI investment decisions.

In response to these conditions, during 2025 we implemented a strategic realignment intended to concentrate our resources on a smaller number of vertical applications in which we believe we can compete effectively, and to reduce our overall cost base. The principal elements of this realignment included:

●	the discontinuation or scaling-back of certain product lines and customer engagements that were not generating, or were not expected to generate, acceptable margins, including substantial portions of our technology development services, hardware sales and cloud-platform resale activities;

●	a reduction in headcount and the consolidation of certain office facilities; and

●	a reorientation of our research and development activities toward task-specific fine-tuning, lightweight deployment and the commercialization of our existing model assets, rather than foundational model pre-training.

The realignment had a material adverse effect on our reported revenue and net loss for 2025, and resulted in certain non-recurring charges, principally severance and statutory compensation payments associated with the headcount reduction (recorded within general and administrative expenses) and a loss on disposal of property, plant and equipment associated with the facilities consolidation. Management believes these actions were necessary in light of the operating environment described above.

The financial and operating impact of the matters described above is discussed in detail under “—Results of Operations” below. In addition to the matters discussed therein, we note that, viewed by delivery category, revenue from maintenance and support services was the only category that increased year over year, growing by US$2.39 million, or 98.8%, from US$2.42 million in 2024 to US$4.81 million in 2025, reflecting the renewal and expansion of recurring support arrangements with our existing customer base.

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

Major Factors Affecting Our Results of Operations

Our results of operations are affected by general factors influencing the AI software industry, including the pace of technological change, the availability and cost of computing infrastructure, enterprise IT spending levels, and the competitive intensity of integrated cloud service providers. We believe that, during the period covered by this report, our results of operations have been affected most directly by the following factors:

Competitive Environment

The market for AI-based customer-service and language-model solutions in the PRC is highly competitive, and competition intensified during 2025 as a result of expanded offerings from large integrated cloud platforms. During 2025, we implemented a strategic realignment to focus on vertical applications and deployment models in which we believe our domain expertise, customization capabilities and edge-deployment options provide a basis for differentiation.

Enterprise Customer Spending Patterns

The timing of our revenue recognition is sensitive to the duration of customer evaluation cycles and to enterprise IT spending patterns. Lengthened proof-of-concept periods and increased contractual focus on outcome-based deliverables observed during 2025 affected the timing of revenue recognition during the year, and also contributed to the increase in deferred revenue at period-end as compared to the prior year.

Product Mix

Our results of operations during 2025 were significantly affected by changes in the mix of our revenue, principally as a result of the strategic realignment. Lower-margin product and service lines—including technology development services, cloud-platform resale and certain hardware and software products—were discontinued or scaled back. The contraction in our higher-margin MaaS business was less severe than that of our non-MaaS business in absolute percentage terms, although both declined materially.

Cost Structure and Operating Efficiency

Our results are affected by the level and composition of our operating expenses, in particular research and development expenses and general and administrative expenses. The 2025 strategic realignment resulted in a significant reduction in research and development expenses and selling expenses, while general and administrative expenses increased as a result of non-recurring charges incurred in connection with the realignment, as discussed below under “—Results of Operations.”

Sales and Marketing

We market our products and services through industry trade shows, academic and industry seminars, publication of technical milestones and partner collaboration. During 2025, we reduced our sales and marketing activities and related expenditure in line with the realignment.

Intellectual Property

As of May 1, 2026, the Group held 368 granted patents and 662 active patent applications globally, including six newly filed PRC invention patent applications relating to virtual fitting systems, AI-Generated Content (AIGC) image synthesis, multimodal information processing and large-language-model-based AI agent applications, and three U.S. patent applications relating to automotive device control and smart-glasses technology. The portfolio also includes 246 registered trademarks and 146 registered computer software copyrights.

Impact of Foreign Exchange Fluctuations

A substantial portion of our revenue and expenses is denominated in RMB, while we report in US dollars. Fluctuations in the RMB/US$ exchange rate therefore affect our reported results. We recognized a foreign currency exchange loss of US$1,522,101 for the year ended December 31, 2025, compared with a foreign currency exchange gain of US$150,248 for the year ended December 31, 2024.

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

	For the Years Ended December 31,
	2023		2024		2025
	USD	%	USD	%	USD	%

Net revenue	59,165,259	100.0%	70,314,315	100.0%	12,327,684	100.0%
Cost of revenues	(19,741,689)	(33.4)%	(22,264,768)	(31.7)%	(6,848,700)	(55.6)%
Gross profit	39,423,570	66.6%	48,049,547	68.3%	5,478,984	44.4%
Selling expenses	(4,550,997)	(7.7)%	(3,320,886)	(4.7)%	(1,070,145)	(8.7)%
General and administrative expenses	(4,407,215)	(7.4)%	(22,940,916)	(32.6)%	(76,555,497)	(621.0)%
Research and development expenses	(52,387,540)	(88.5)%	(34,658,779)	(49.3)%	(24,456,422)	(198.4)%
Other loss, net	(1,295,894)	(2.2)%	(1,680,294)	(2.4)%	(5,223,339)	(42.4)%
Loss before tax	(23,218,076)	(39.2)%	(14,551,328)	(20.7)%	(101,826,419)	(826.0)%
Income tax expenses	(3,787,692)	(6.4)%	-	-	-	-
Net loss	(27,005,768)	(45.6)%	(14,551,328)	(20.7)%	(101,826,419)	(826.0)%

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net revenues

Net revenue decreased by US$57.99 million, or 82.5%, from US$70.31 million for the year ended December 31, 2024 to US$12.33 million for the year ended December 31, 2025.  As discussed under “—Overview” and “—Major Factors Affecting Our Results of Operations,” the decrease reflects both the industry conditions prevailing during 2025 and the strategic realignment implemented during the year, which involved the discontinuation or scaling-back of a number of lower-margin product and service lines.

The following table sets forth the product lines of our net revenues by amounts and percentages of our total net revenues for the periods presented: We analyze our net revenue under two classification frameworks—by delivery category and by product line. The two classifications cover the same total net revenue and reconcile to one another in each period.

Net revenue by delivery category. The table below sets forth the composition of our net revenue by delivery category:

	For the Years Ended December 31,
	2023		2024		2025
	USD	%	USD	%	USD	%
Sale of cloud platform products	47,007,556	79.5%	40,877,256	58.1%	4,329,729	35.1%
Technology development service	7,839,700	13.3%	24,105,644	34.3%	2,147,523	17.4%
Sale of software products	1,566,455	2.6%	1,516,169	2.2%	472,559	3.8%
M&S service	2,676,185	4.5%	2,419,901	3.4%	4,809,979	39.0%
Sale of hardware products	75,363	0.1%	1,395,345	2.0%	567,894	4.6%
Total	59,165,259	100.0%	70,314,315	100.0%	12,327,684	100.0%

The principal drivers of the year-over-year change in net revenue, viewed by delivery category, were:

●	Sale of cloud-platform products decreased by US$36.55 million, or 89.4%, primarily reflecting the discontinuation of third-party cloud-platform resale activities that generated revenue at gross margins substantially below those of our core product lines.

●	Technology development services decreased by US$21.96 million, or 91.1%, primarily reflecting our decision to decline or scale back customized development engagements that did not meet our revised margin thresholds, or that required incremental delivery resources inconsistent with the realignment.

●	Sale of software products and sale of hardware products decreased by US$1.04 million (68.8%) and US$0.83 million (59.3%), respectively, principally reflecting reduced delivery activity across discontinued engagements.

●	Maintenance and support services revenue increased by US$2.39 million, or 98.8%, primarily reflecting recurring support arrangements with our existing customer base, which were retained through the realignment.

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

Comparison of Years Ended December 31, 2024 and 2025

Net revenues

Sale of cloud platform product

Revenue from sales of cloud platform products decreased by 89.4% from US$ 40.88 million for the year ended December 31, 2024 to US$4.33 million for the year ended December 31, 2025. The revenue decline reflects the strategic realignment implemented during the year, under which we discontinued third-party cloud-platform resale activities that generated revenue at gross margins substantially below those of our core product lines. These resale activities had historically accounted for a significant portion of cloud platform revenue but were not aligned with our revised margin thresholds and resource allocation priorities. The discontinuation of these lower-margin engagements was a deliberate component of our portfolio rationalization, intended to concentrate resources on higher-value, productized offerings where we maintain greater differentiation and pricing power.

Technology development service

Our technology development service provided to customers comprises: (1) development of new customized software and applications based on customers’ specifications and needs, and (2) functional customization development based on original software products sold. Revenue from technology development service decreased by 91.1% from US24.11 million for the year ended December 31, 2024 to US2.15 million for the year ended December 31, 2025. This decline reflects our strategic decision, implemented during 2025, to decline or scale back customized development engagements that did not meet our revised margin thresholds, or that required incremental delivery resources inconsistent with the realignment. Bespoke technology development services, while generating substantial revenue in 2024, were characterized by lower gross margins and higher resource intensity relative to our productized offerings. The discontinuation of these engagements was a deliberate element of our portfolio rationalization, intended to improve overall profitability and operational efficiency.

Sale of software products

Our software products sold to customers comprise customized software products for specific needs. Revenue from sales of software products decreased by 68.8% from US$1.52 million for the year ended December 31, 2024 to US$0.47 million for the year ended December 31, 2025. The decline in 2025 principally reflects reduced delivery activity across discontinued engagements in connection with the strategic realignment.

M&S service

We provide M&S services for software products contracts which consist of future software updates, upgrades, and enhancements as well as technical product support services, and the provision of updates and upgrades on a when-and-if-available basis. Revenue from M&S service increased by 98.8% from US$2.42 million for the year ended December 31, 2024 to US$4.81 million for the year ended December 31, 2025, primarily reflecting the renewal and expansion of recurring support arrangements with our existing customer base, which were retained through the realignment. M&S service was the only delivery category that increased year over year during 2025, and accounted for 39.0% of total net revenue in 2025, compared with 3.4% in 2024.

Sale of hardware products

Our hardware products sold to customers comprise hardware designed for specific needs. Revenue from sales of hardware products decreased from US$1.40 million for the year ended December 31, 2024 to US$0.57 million for the year ended December 31, 2025, principally reflecting reduced delivery activity across discontinued engagements in connection with the strategic realignment.

Gross Profit and Gross Profit Margin

We have different types of products and services that have different profit margins. For the years ended December 31, 2024 and 2025, our gross profit was US$48.05 million and US$5.48 million, respectively. Our gross profit margin declined to 44.4% for the year ended December 31, 2025, compared to 68.3% for the year ended December 31, 2024. The decline in gross profit and gross profit margin primarily attributed to (i) a significant absolute contraction in total revenue, particularly from delivery-based categories, as a result of the strategic realignment implemented during the year, which involved the discontinuation or scaling-back of a number of lower-margin product and service lines; and (ii) reduced absorption of relatively fixed delivery and support-related costs over a smaller revenue base during the transition period, as well as retained delivery capacity pending completion of the realignment.

Selling expenses

Our selling expenses decreased by 67.8% from US$3.32 million for the year ended December 31, 2024 to US$1.07 million for the year ended December 31, 2025. This decrease was primarily driven by reduced marketing activity, the rationalization of customer-acquisition channels and a reduction in sales headcount in line with the strategic realignment.

General and administrative expenses

Our general and administrative expenses increased by 233.7% from US$22.94 million for the year ended December 31, 2024 to US$76.56 million for the year ended December 31, 2025, which was primarily attributable to non-recurring charges incurred in connection with the strategic realignment, principally (i) severance and statutory compensation payments associated with the headcount reduction implemented during the year; and (ii) related professional fees and other direct costs of the realignment. These charges are, by their nature, non-recurring, and the headcount reductions giving rise to them had been substantially completed by December 31, 2025. Excluding the effect of these non-recurring items, underlying general and administrative expenses during 2025 were lower than in the prior year; and (iii) provision for bad debts.

Research and development expenses

Our research and development expenses decreased by 29.4% from US$34.66 million for the year ended December 31, 2024 to US$24.46 million for the year ended December 31, 2025, which was primarily attributable to (i) the continued tapering of training-related expenditure following the completion of the foundational pre-training phase of Hua Zang LLM in 2023; (ii) the reorientation of research and development activities toward task-specific fine-tuning, lightweight deployment and commercialization-related work, which are less capital-intensive than foundational training; and (iii) a reduction in research and development headcount in connection with the strategic realignment.

Income tax expenses

Income tax expenses was nil for both the years ended December 31, 2024 and 2025. The absence of income tax expense in both periods principally reflects our loss position and the non-recognition of deferred tax assets in respect of tax losses where recoverability was not considered probable. We expect it more likely than not that all of the deferred tax assets will not be realized as the VIE is not expected to generate enough taxable income to utilize all of the deferred tax assets in the near future as a result of our history of recurrent losses.

Net loss

As a result of the foregoing, we had a net loss of US$101.8 million in 2025, compared with a net loss of US$14.55 million in 2024.

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

B. Liquidity and Capital Resources.

As of December 31, 2024 and 2025, we had US$0.85 million and US$2.44 million in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and restricted cash.

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

For the years ended December 31, 2023, 2024 and 2025, we incurred negative operating flows of $15.79 million and $15.14 million and $3.69 million, respectively. As of December 31, 2025, we had an accumulated deficit of $226.56 million.  We concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that these audited consolidated financial statements are issued.

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

As of December 31, 2024 and 2025, US$461,382 and US$631,389 of cash and cash equivalents were denominated in RMB, US$272,050 and US$1,766,279 of cash and cash equivalents were denominated in US dollars, US$113,161 and US$ 38,651 of cash and cash equivalents were denominated in Hong Kong dollars, respectively.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2023	2024	2025
Net cash used in operating activities	$(15,789,498)	$(15,138,249)	$(3,688,864)
Net cash (used in) provided by investing activities	(20,059,814)	(468,571)	42,087
Net cash provided by financing activities	36,473,075	15,839,701	5,719,535
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(85,466)	(950,830)	(483,032)
Net increase/(decrease) in cash, cash equivalents and restricted cash	538,297	(717,949)	1,589,726
Cash, cash equivalents and restricted cash at the beginning of the year	1,026,245	1,564,542	846,593
Cash, cash equivalents and restricted cash at the end of the year	$1,564,542	$846,593	$2,436,319

Operating Activities

Our net cash used in operating activities was US$3.69 million in 2025, compared to net loss of US$101.83 million. The principal changes accounting for the difference between our net loss and our net cash used in operating activities in 2025 were an adjustment of US$71.68 million non-cash items including share-based compensation expenses of US$5.88 million, allowance of accounts receivable, advance to suppliers and due from a related party of US$59.47 million; a decrease in accounts receivable of US$3.46 million, an increase in prepaid expenses and other current assets of US$0.65 million; an increase in accounts payable of US$12.07 million; and an increase in accrued expenses and other liabilities of US$8.49 million.

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

Investing Activities

Our net cash used in investing activities amounted to US$42,087 in 2025, primarily due to purchase of equipment and property of US$41,739 and cash received from equipment and property US$83,826.

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

Financing Activities

Our net cash provided by financing activities amounted to US$5.72 million in 2025, mainly due to proceeds of US$11.78 million from short-term and long-term borrowings from banks, proceeds of US$3.11 million from third-parties borrowings, proceeds of US$8.51 million from convertible loans, partially offset by repayments of short-term borrowings from banks of US$15.36 million and repayments of borrowings from third parties of US$3.55 million; convertible notes payable US$1.37 million.

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

Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
	Within one year	1 – 3 years	Total
Operating lease payment	$40,098	$18,390	$58,488
Short-term bank borrowings	$29,214,396	$-	$29,214,396
Long-term bank borrowings	-	1,387,082	1,387,082
Loans and other payables from related parties and third parties	$10,349,683	$3,764,131	$14,113,814

Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales and after-sales network. Borrowings are short-term bank borrowings due in one year, and loans from related parties and third parties are for the purpose of ordinary business operation.

Other than those shown above, we did not have any other significant capital commitments and long-term obligations as of December 31, 2025.

From February to November 2023, we pledged 37 patents to obtain US$20.4 million credit limits from banks. No other new credit contract signed with third parties during the year of 2023. These patents were not recorded in our consolidated balance sheets as they do not meet all the capitalization criteria.

In 2025, we pledged 6 patents to obtain US$7.1 million borrowing from banks. No other new credit contract signed with third parties during the year of 2025. These patents were not recorded in our consolidated balance sheets as they do not meet all the capitalization criteria.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information.

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023, 2024 and 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. We made a provision of credit losses amounted to US$2,053,698 and US$45,776,123 for the years ended December 31, 2024 and 2025, respectively, and reversed credit losses of $5,108,723 for the year ended December 31, 2023.

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

As of December 31, 2024 and 2025, we had net operating loss carryforwards of approximately $64,006,738 and $108,099,845, respectively. As of December 31, 2024 and 2025, deferred tax assets from the net operating loss carryforwards amounted to $10,574,640 and $5,298,347, respectively. Due to our history of recurrent losses, we do not expect to generate enough profit to utilize the deferred tax assets in the future. We have recognized an addition to the valuation allowance of $15,013,296, $984,663 and $4,259,475 for the years ended December 31, 2023, 2024 and 2025, respectively.  While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets (“DTAs”) could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,300). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025, respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mingqu Lin	41	Chief Executive Officer
Yiyang Shen	31	Chief Financial Officer
Yunlin Yu(1)(2)	43	Independent Director
Jun Wang(1)(2)(3)	50	Independent Director
Binbin Zhang(1)(2)(3)	58	Independent Director
H. David Sherman(1)(3)	77	Independent Director

(1)	Audit committee member

(2)	Compensation committee member

(3)	Nominating and Corporate Governance committee member

The current business address for our executive officers and board of directors is c/o Xiao-I Corporation, Room 501, No. 363, Lane 1555, Jinshajiang West Road, Jiading District,, Shanghai, China, 201103.

Director and Executive Officer Biographies

Mr. Mingqu Lin

Mr. Mingqu Lin received his education in Accounting at Guizhou University of Finance and Economics, where he attended from September 2004 to July 2008. From February 2015 to June 2018, Mr. Lin served as a Sales Manager at Guizhou Laojiao Liquor Industry, where he was primarily responsible for liquor sales. From July 2018 to September 2021, Mr. Lin served as Sales Director at Guizhou Yuanli Pharmaceutical Sales Co., Ltd., overseeing pharmaceutical sales management operations. From March 2021 to September 2023, Mr. Lin worked in engineering management at Guizhou Hengtai Real Estate Development Co., Ltd., where his responsibilities primarily involved technical-related work. From September 2023 to August 2025, Mr. Lin served as Deputy General Manager of Guizhou Smart Home Co., Ltd., where he was responsible for the overall coordination and management of business operations.

Mr Yiyang Shen

Mr. Yiyang Shen studied Financial Management (Corporate Finance focus) at Shanghai Business School from September 2016 to July 2019. From January 2021 to January 2022, he worked in administrative and financial functions at Shanghai Yuepai Food Co., Ltd. From January 2022 to January 2023, he served as an outsourced accountant at Shanghai Yige Enterprise Consulting Management Co., Ltd. From January 2023 to January 2024, he served as an Accounta

Mr Yunlin Yu

Yunlin Yu, is a citizen of the People’s Republic of China. Mr. Yu received a bachelor’s degree in Industrial Design from Hubei Institute of Technology, where he attended from September 2001 to September 2004. Since 2016, Mr. Yu has been engaged in steel-related trading business as a businessperson. From September 2004 to September 2016, Mr. Yu worked in the field of human resources management, with primary responsibilities including employee deployment and employee benefits administration. In 2004, Mr. Yu served as a Human Resources Manager at Wugang Group Comprehensive Services Company, where he was responsible for human resources administration.

Mr. Jun Wang

Mr. Jun Wang is an independent director of Xiao-I Corporation. From September 2000 to September 2020, Mr. Wang served as IoT Project Leader and Technical Director at Meipeng Hotel Management (Beijing) Co., Ltd., overseeing the smart agriculture division. He led or participated in multiple smart agriculture demonstration projects, covering core scenarios such as intelligent greenhouse environment control, crop growth monitoring, and precision irrigation system development. Since September 2020, he has served as Technical Management Leader and Vice President of the company, responsible for applying IoT, big data, and AI technologies to hotel management practices, reducing operational costs, and improving management efficiency.

Mr. Binbin Zhang

Binbin Zhang, is a citizen of the People’s Republic of China. From September 1990 to September 2023, he served at the Wuhan Railway Bureau Wuchang Power Supply Section, where he held the position of Chairman of the Labor Union. In this role, Mr. Zhang was primarily responsible for overseeing employee welfare, labor relations, and internal personnel administration. Mr. Zhang received a bachelor’s degree in Railway Power Supply Management and Human Resources Management from Railway Radio and Television University in 1990.

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

B. Compensation.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of US$442,421 in cash to our executive officers, and we paid US$72,957 to our non-executive director. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. WFOE and the PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Grant of Equity Awards to Officers

On January 3, 2024 (the “Grant Date”), we granted Hui Yuan, our Chief Executive Officer (“CEO”), the right and option (the “Option”) to purchase 1,446,936.00 American Depository Shares (the “Shares”) of the Company, at a price per share of US$2.07 (the “Exercise Price”) with one-third vesting annually over three years, beginning on the first anniversary of the Grant Date, pursuant to the Company’s 2023 Share Incentive Plan. In addition, we granted the CEO and Wei Weng, our Chief financial Officer (“CFO”) each, an award of 50,000 and 30,000 Restricted Share Units (the “RSUs”), respectively (the “Award”). Each Restricted Share Unit represents the right to receive one American Depository Share of the Company. The RSUs fully vested upon grant. The Award payout shall be made to the CEO and CFO in a lump sum as soon as practicable, but in all cases within two and one-half (2-1/2) months following the vesting date, which is the Grant Date. In 2025, pursuant to the 2023 Share Incentive Plan and the 2025Share Incentive Plan we granted a total of 71,559 RSUs to Director Wu Xiaomei, 11,988 RSUs to Director Xu Jun,and 48,678 RSUs to Director Lin Zhong. All of these equity incentives were fully distributed in the same year.

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

Director Independence

Our board has reviewed the independence of our directors, applying Nasdaq independence standards. Based on this review, the board determined that each H. David Sherman, Yunlin Yu, Jun Wang and Binbin Zhang is “independent” within the meaning of the Nasdaq Global Market rules. In making this determination, our board considered the relationships that each of these non-employee director candidates has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq Global Market rules, our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Committees of the Board of Directors

We have three committees under the board of directors with a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of H. David Sherman, Jun Wang and Binbin Zhang, and is chaired by H. David Sherman. Each committee member satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that H. David Sherman qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yunlin Yu, Jun Wang and Binbin Zhang, and is chaired by Yunlin Yu. Except for Yunlin Yu, Jun Wang and Binbin Zhang each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yunlin Yu, Jun Wang, Binbin Zhang and H. David Sherman, and is chaired by Yunlin Yu,. Except for Yunlin Yu, Jun Wang, Binbin Zhang and H. David Sherman each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

D. Employees.

As of May 1, 2026, we had 58 full-time employees. The following table sets forth the number of our full-time employees by function as of May 1, 2026:

Function/Department
Management	12
Sales and Marketing	3
Research and Development	27
Production	16
Total	58

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

Substantially all of our employees as of May 1, 2026 are stationed in China. We enter into standard employment, confidentiality and non-compete agreements with our employees. As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury and unemployment benefit plans.

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets forth information with respect to the beneficial ownership, of our ordinary shares as of the date of May 1, 2026 by:

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

Except as otherwise indicated below, the address for each beneficial owner listed is c/o Xiao-I Corporation, Room 501, No. 363, Lane 1555, Jinshajiang West Road, Jiading District, People’s Republic of China.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Hui Yuan(1)	3,272,633	1.83%
Wei Weng(2)	10,000	*
All directors and executive officers as a group (2 individuals):	3,282,633	1.83%
Other ≥ 5% Beneficial Owners
ZunTian Holding Limited(3)	1,969,546	3.1%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Includes shares held by ZunTian Holding Limited and iTeam Holding Limited and shares Mr. Yuan shall receive because of the equity awards granted to him on January 3, 2024 (see B. Compensation under Item 6. Directors, Senior Management and Employees).

(2)	Includes shares Ms. Weng shall receive because of the equity awards granted to her on January 3, 2024 (see B. Compensation under Item 6. Directors, Senior Management and Employees).

(3)	ZunTian Holding Limited is incorporated in British Virgin Islands and is wholly owned and controlled by our Chairman and CEO, Mr. Yuan. The registered address of ZunTian Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. On December 13, 2023, Xiao-I issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited.

As of the date of this annual report, none of our outstanding ordinary shares were held by record holders in the United States.

As of the date of this annual report, we have a total of 20 shareholders, with 1 of them owning more than 5% each, and 19 of them owning less than 5% each. The names of the entities and their corresponding ownership percentages are listed on the principal shareholders table above. Other than these shareholders, to the extent known to the company (1) no other corporations, individuals or foreign governments directly or indirectly controls the company, (2) no other corporations, individuals or foreign governments directly owns the company, (3) some entities or individuals, other than foreign governments, indirectly own certain small percentage of the company which are listed on our corporate legal structure diagram in detail. See our corporate legal structure diagram for detailed information.

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

Consolidation

Xiao-I conducts substantially all of its business in China through Shanghai Xiao-I, the VIE, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of Xiao-I’s revenues, costs and net income in China are directly or indirectly generated through the VIE. Xiao-I, through its indirect wholly owned subsidiary, Zhizhen Technology, has signed various agreements with the VIE and shareholders of the VIE to allow the transfer of economic benefits from the VIE to Zhizhen Technology and to direct the activities of the VIE. Total assets and liabilities presented on Xiao-I’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are the financial position, operation and cash flow of the PRC operating entities (excluding non-controlling interests). The Company has not provided any financial support to the PRC operating entities for the fiscal years ended at December 31, 2022, but transferred cash through other subsidiaries and WFOE to VIE and its consolidated subsidiaries in 2023 and 2024, and the variable interest entities accounted for an aggregate of 96%, 83% and 99% of the Company’s total assets in 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, US$688,277 and US$461,382 of cash and cash equivalents were denominated in RMB, respectively.

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

	As of December 31, 2023
Condensed Consolidating Schedule of Financial Position	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	1,889	890,365	9,145	663,143	-	1,564,542
Restricted cash	-	20,676	-	-	-	20,676
Accounts receivable, net	-	28,326,985	-	-	-	28,326,985
Inventories	-	67,826	-	-	-	67,826
Contract costs	-	1,691,293	-	-	-	1,691,293
Advance to suppliers	-	1,134,529	15,113	-	-	1,149,642
Prepaid expenses and other current assets, net	2,493,301	1,665,653	24,632,707	17,983,479	(41,541,587)	5,233,553
Amount due from intercompany-current	17,656,465	748,183	-	-	(18,404,648)	-
Total current assets	20,151,655	34,545,510	24,656,965	18,646,622	(59,946,235)	38,054,517

Non-current assets:
Property and equipment, net	-	1,913,693	211,936	-	-	2,125,629
Intangible assets, net	-	212,445	-	-	-	212,445
Long-term investment	-	964,250	1,686,209	-	(1)	2,650,458
Investment in subsidiaries	-	-	-	23,163,931	(23,163,931)	-
Right of use assets	-	173,879	2,257,596	-	-	2,431,475
Prepaid expenses and other non-current assets	-	3,710,351	290,007	-	2,999,999	7,000,357
Amount due from related parties-non current	-	13,859,350	15,582	-	(15,582)	13,859,350
Total non-current assets	-	20,833,968	4,461,330	23,163,931	(20,179,515)	28,279,714
		-
TOTAL ASSETS	20,151,655	55,379,478	29,118,295	41,810,553	(80,125,750)	66,334,231

Liabilities
Current liabilities:
Short-term borrowings	-	26,760,940	-	-	-	26,760,940
Accounts payable	34,277	13,210,566	101,495	328,000	1	13,674,339
Amount due to related parties-current	-	704,947	-	-	-	704,947
Deferred revenue	-	1,654,145	-	-	-	1,654,145
Accrued expenses and other current liabilities	347,014	13,295,209	27,160	33,456,901	(33,188,031)	13,938,253
Lease liabilities, current	-	93,284	836,470	-	1	929,755
Deficit of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	36,321,088	-	(36,321,088)	-
Investment deficit in subsidiaries	24,469,459	-	-	-	(24,469,459)	-
Amount due to intercompany-current	164,593	26,864,085	-	-	(27,028,678)	-
Total current liabilities	25,015,343	82,583,176	37,286,213	33,784,901	(121,007,254)	57,662,379

Non-current liabilities:
Amount due to related parties-non current	-	7,505,290	-	400,000	-	7,905,290
Accrued liabilities, non-current	-	5,153,803	-	-	2,605,671	7,759,474
Amount due to intercompany, non-current	-	-	2,605,671		(2,605,671)	-
Lease liabilities, non-current	-	61,471	1,412,480	-	(1)	1,473,950
Total non-current liabilities	-	12,720,564	4,018,151	400,000	(1)	17,138,714

TOTAL LIABILITIES	25,015,343	95,303,740	41,304,364	34,184,901	(121,007,255)	74,801,093

Shareholders’ deficit
Ordinary shares	1,201	-	-	-	-	1,201
Preferred shares	185	-	-	-	-	185
Additional paid-in capital	108,729,047	73,978,700	24,459,360	20,350,000	(118,788,060)	108,729,047
Statutory reserve	237,486	237,486	-	-	(237,486)	237,486
Accumulated deficit	(110,833,045)	(107,821,825)	(36,648,068)	(12,724,348)	157,194,241	(110,833,045)
Accumulated other comprehensive loss	(2,998,562)	(2,715,449)	2,639	-	2,712,810	(2,998,562)
XIAO-I CORPORATION shareholders’ deficit	(4,863,688)	(36,321,088)	(12,186,069)	7,625,652	40,881,505	(4,863,688)
Non-controlling interests	-	(3,603,174)	-	-	-	(3,603,174)
Total shareholders’ deficit	(4,863,688)	(39,924,262)	(12,186,069)	7,625,652	40,881,505	(8,466,862)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	20,151,655	55,379,478	29,118,295	41,810,553	(80,125,750)	66,334,231

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	59,165,259	-	-	-	59,165,259
Cost of revenues	-	(19,741,689)	-	-	-	(19,741,689)
Gross profit	-	39,423,570	-	-	-	39,423,570
Operating expenses	(2,307,368)	(58,274,909)	(221,950)	(541,525)	-	(61,345,752)
Income of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	(23,486,141)	-	23,486,141	-
Share of income in subsidiaries	(24,315,847)	-	-	(23,777,571)	48,093,418	-
Total operating expenses	(26,623,215)	(58,274,909)	(23,708,091)	(24,319,096)	71,579,559	(61,345,752)
Income from operations	(26,623,215)	(18,851,339)	(23,708,091)	(24,319,096)	71,579,559	(21,922,182)
Other loss	161,408	(1,391,071)	(69,480)	3,249	-	(1,295,894)
Income tax expenses	-	(3,787,692)	-	-	-	(3,787,692)
Net income	(26,461,807)	(24,030,102)	(23,777,571)	(24,315,847)	71,579,559	(27,005,768)
Net loss attributable to non-controlling interests	-	(543,961)	-	-	-	(543,961)
Net income attributable to XIAO-I CORPORATION shareholders	(23,486,141)	(23,486,141)	(23,777,571)	(24,315,847)	71,579,559	(23,486,141)

	For the year ended December 31, 2023
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash (used in) provided by operating activities	(21,749,842)	15,185,225	(24,233,134)	15,263,143	(254,890)	(15,789,498)
Net cash used in investing activities	(13,000,000)	(16,842,456)	(217,358)	(35,350,000)	45,350,000	(20,059,814)
Net cash provided by financing activities	34,750,627	1,322,448	24,459,360	20,750,000	(44,809,360)	36,473,075
Effect of exchange rate changes	-	200,007	277	-	(285,750)	(85,466)
Net change in cash, cash equivalents and restricted cash	785	(134,776)	9,145	663,143	-	538,297
Cash, cash equivalents and restricted cash, at beginning of year	1,104	1,025,141	-	-	-	1,026,245
Cash, cash equivalents and restricted cash, at end of year	1,889	890,365	9,145	663,143	-	1,564,542

	As of December 31, 2024
Condensed Consolidating Schedule of Financial Position	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	2,442	566,544	7,802	269,805	-	846,593
Accounts receivable, net	-	55,522,880	-	20,137	-	55,543,017
Amounts due from related parties	-	13,587,536	-	-	-	13,587,536
Inventories	-	10,724	3,638	-	-	14,362
Contract costs	-	2,357,950	-	150,000	(5,272)	2,502,678
Advance to suppliers	-	3,205,098	-	-	-	3,205,098
Prepaid expenses and other current assets, net	49,049	413,579	225,104	105,000	-	792,732
Amount due from intercompany-current	32,055,968	2,063,000	27,495,150	3,566,962	(65,181,080)	-
Total current assets	32,107,459	77,727,311	27,731,694	4,111,904	(65,186,352)	76,492,016

Non-current assets:
Property and equipment, net	-	1,777,249	90,487	-	-	1,867,736
Intangible assets, net	-	140,366	3,004	-	-	143,370
Long-term investment	-	937,909	1,559,685	-	-	2,497,594
Investment in subsidiaries		-	-	16,672,470	(16,672,470)	-
Right of use assets	-	66,913	766,117	-	-	833,030
Prepaid expenses and other non-current assets	-	3,558,515	119,213	-	-	3,677,728
Amount due from related parties-non current	-	-	-	-	-	-
Total non-current assets	-	6,480,952	2,538,506	16,672,470	(16,672,470)	9,019,458

TOTAL ASSETS	32,107,459	84,208,263	30,270,200	20,784,374	(81,858,822)	85,511,474
Liabilities
Current liabilities:
Short-term borrowings	-	32,879,865	-	-	-	32,879,865
Accounts payable	38,412	26,740,606	32,421	320,000	-	27,131,439
Amount due to related parties-current	-	67,068	-	150,000	-	217,068
Deferred revenue	-	2,385,228	-	-	-	2,385,228
Convertible loans	216,756	-	-	-	-	216,756
Accrued expenses and other current liabilities	335,563	22,173,896	741,023	624,560	(585,589)	23,289,453
Lease liabilities, current	-	57,545	426,113	-	-	483,658
Deficit of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	39,456,318	-	(39,456,318)	-
Investment deficit in subsidiaries	43,544,549	-	-	-	(43,544,549)	-
Amount due to intercompany-current	174,593	31,080,404	171,403	33,177,069	(64,603,469)	-
Total current liabilities	44,309,873	115,384,612	40,827,278	34,271,629	(148,189,925)	86,603,467

Non-current liabilities:
Amount due to related parties-non current	-	7,336,833	-	-	-	7,336,833
Accrued liabilities, non-current	-	4,508,695	2,534,490	-	-	7,043,185
Lease liabilities, non-current	-	-	295,962	-	-	295,962
Total non-current liabilities	-	11,845,528	2,830,452	-	-	14,675,980

TOTAL LIABILITIES	44,309,873	127,230,140	43,657,730	34,271,629	(148,189,925)	101,279,447

Shareholders’ deficit
Ordinary shares	1,598	-	-	-	-	1,598
Preferred shares	185	-	-	-	-	185
Additional paid-in capital	115,745,140	73,978,700	29,225,626	240,000	(103,444,326)	115,745,140
Statutory reserve	237,486	237,486	-	-	(237,486)	237,486
Accumulated deficit	(125,338,509)	(112,035,976)	(41,987,769)	(13,727,255)	167,751,000	(125,338,509)
Accumulated other comprehensive loss	(2,848,314)	(1,636,528)	(625,387)	-	2,261,915	(2,848,314)
XIAO-I CORPORATION shareholders’ deficit	(12,202,414)	(39,456,318)	(13,387,530)	(13,487,255)	66,331,103	(12,202,414)
Non-controlling interests	-	(3,565,559)	-	-	-	(3,565,559)
Total shareholders’ deficit	(12,202,414)	(43,021,877)	(13,387,530)	(13,487,255)	66,331,103	(15,767,973)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	32,107,459	84,208,263	30,270,200	20,784,374	(81,858,822)	85,511,474

	For the year ended December 31, 2024
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	71,030,671	1,311,056	3,111,639	(5,139,051)	70,314,315

Cost of revenues	-	(22,261,142)	(79,267)	(2,454,526)	2,530,167	(22,264,768)
Gross profit	-	48,769,529	1,231,789	657,113	(2,608,884)	48,049,547
Operating expenses	(8,381,108)	(51,453,460)	(3,254,279)	(453,846)	2,622,112	(60,920,581)
Loss of VIE and VIE’s subsidiaries absorbed by WFOE	-	-	(4,214,151)	-	4,214,151	-
Share of loss in subsidiaries	(6,225,339)	-	-	(6,418,622)	12,643,961	-
Total operating expenses	(14,606,447)	(51,453,460)	(7,468,430)	(6,872,468)	19,480,224	(60,920,581)
Loss from operations	(14,606,447)	(2,683,931)	(6,236,641)	(6,215,355)	16,871,340	(12,871,034)
Other income/(loss)	100,983	(1,576,084)	(181,981)	(4,711)	(18,501)	(1,680,294)
Income tax expenses	-	-	-	-	-	-
Net loss	(14,505,464)	(4,260,015)	(6,418,622)	(6,220,066)	16,852,839	(14,551,328)
Net loss attributable to non-controlling interests	-	(45,864)	-	-	-	(45,864)
Net loss attributable to XIAO-I CORPORATION shareholders	(14,505,464)	(4,214,151)	(6,418,622)	(6,220,066)	16,852,839	(14,505,464)

	For the year ended December 31, 2024
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash (used in) provided by operating activities	(5,476,392)	(10,504,500)	(4,101,611)	14,697,338	(9,753,084)	(15,138,249)
Net cash (used in) provided by investing activities	-	(465,451)	(3,120)	5,290,000	(5,290,000)	(468,571)
Net cash provided by (used in) financing activities	5,476,945	10,612,756	4,766,266	(20,360,000)	15,343,734	15,839,701
Effect of exchange rate changes	-	12,698	(662,878)	-	(300,650)	(950,830)
Net change in cash, cash equivalents and restricted cash	553	(344,497)	(1,343)	(372,662)	-	(717,949)
Cash, cash equivalents and restricted cash, at beginning of year	1,889	911,041	9,145	642,467	-	1,564,542
Cash, cash equivalents and restricted cash, at end of year	2,442	566,544	7,802	269,805	-	846,593

	As of December 31, 2025
Condensed Consolidating Schedule of Financial Position	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	4,140	43,721	69,881	2,201,711	-	2,319,453
Restricted cash	-	116,838	28	-	-	116,866
Accounts receivable, net	-	5,097,619	137,497	1,074,360	-	6,309,476
Amounts due from related parties	-	21,356	-	-	-	21,356
Inventories	-			-	-	-
Contract costs	-	1,639,891	160,060			1,799,951
Advance to suppliers	-	36,478	-	-	-	36,478
Prepaid expenses and other current assets, net	709,976	343,376	227,286	42,998	-	1,323,636
Amount due from intercompany-current	39,456,083	3,537,843	58,938,490	3,117,694	(105,050,110)	-
Total current assets	40,170,199	10,837,122	59,533,242	6,436,763	(105,050,110)	11,927,216

Non-current assets:
Property and equipment, net	-	118,497	23,308	-	-	141,805
Intangible assets, net		111,420	3,022	-	-	114,442
Investment in subsidiaries	-	-	-	33,108,000	(33,108,000)	-
Right of use assets	-	61,981	-	-	-	61,981
Prepaid expenses and other non-current assets	-	3,655,687	-	-	-	3,655,687
Total non-current assets	-	3,947,585	26,330	33,108,000	(33,108,000)	3,973,915

TOTAL ASSETS	40,170,199	14,784,707	59,559,572	39,544,763	(138,158,110)	15,901,131
Liabilities
Current liabilities:
Short-term borrowings	-	29,214,396	-	-	-	29,214,396
Accounts payable	-	36,757,500	1,049,889	1,389,822	-	39,197,211
Amount due to related parties-current	-	70,004	-	-	-	70,004
Deferred revenue	-	2,363,266	479,612	-	-	2,842,878
Convertible loans	2,006,119	-	-	-	-	2,006,119
Accrued expenses and other current liabilities	331,885	24,988,421	3,900,510	696,919	-	29,917,735
Lease liabilities, current	-	40,098	-	-	-	40,098
Investment deficit in subsidiaries	137,728,637	-	-	-	(137,728,637)	-
Amount due to intercompany-current	658,318	37,322,575	26,382,149	41,627,058	(105,990,100)	-
Total current liabilities	140,724,959	130,756,260	31,812,160	43,713,799	(243,718,737)	103,288,441

Non-current liabilities:
Amount due to related parties-non current	-	7,602,043	-	-	-	7,602,043
Accrued liabilities, non-current	-	4,704,972	3,764,131	-	-	8,469,103
Long-term borrowing	-	1,387,082	-	-	-	1,387,082
Lease liabilities, non-current	-	18,390	-	-	-	18,390
Total non-current liabilities	-	13,712,487	3,764,131	-	-	17,476,618

TOTAL LIABILITIES	140,724,959	144,468,747	35,576,291	43,713,799	(243,718,737)	120,765,059

Shareholders’ deficit
Ordinary shares	2,762	-	-	-	-	2,762
Preferred shares	185	-		-	-	185
Additional paid-in capital	130,134,778	73,978,700	32,420,549	240,000	(106,639,249)	130,134,778
Statutory reserve	237,486	237,486			(237,486)	237,486
Accumulated deficit	(226,559,555)	(197,532,387)	(6,815,405)	(4,049,035)	208,396,827	(226,559,555)
Accumulated other comprehensive loss	(4,370,416)	(2,418,670)	(1,621,863)	(1)	3,530,444	(4,370,415)
XIAO-I CORPORATION shareholders’ deficit	(100,554,760)	(125,734,871)	23,983,281	(3,809,036)	105,560,627	(100,554,759)
Non-controlling interests		(3,949,169)		(360,000)	-	(4,309,169)
Total shareholders’ deficit	(100,554,760)	(129,684,040)	23,983,280	(4,169,036)	105,560,627	(104,863,928)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	40,170,199	14,784,707	59,559,572	39,544,763	(138,158,110)	15,901,131

	For the year ended December 31, 2025
Condensed Consolidating Schedule of Results of Operations	Parent	VIE and its consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net revenues	-	18,315,230	6,369,324	1,308,057	(13,664,928)	12,327,684

Cost of revenues	-	(6,699,033)	(1,499,124)	(1,910,531)	3,259,988	(6,848,700)
Gross profit	-	11,616,197	4,870,200	(602,474)	(10,404,940)	5,478,984
Operating expenses	(8,032,652)	(94,732,934)	(7,482,573)	(3,175,514)	11,341,610	(102,082,064)
Income of VIE and VIE’s subsidiaries absorbed by WFOE	(92,661,985)	-	-	-	92,661,985	-
Total operating expenses	(100,694,637)	(94,732,934)	(7,482,573)	(3,175,514)	104,003,595	(102,082,064)
Loss from operations	(100,694,637)	(83,116,737)	(2,612,373)	(3,777,988)	93,598,655	(96,603,080)
Other loss	(526,409)	(2,625,048)	(1,671,581)	(293,903)	(106,398)	(5,223,339)
Income tax expenses	-	-	-	-	-	-
Net loss	(101,221,046)	(85,741,785)	(4,283,954)	(4,071,891)	93,492,257	(101,826,419)
Net loss attributable to non-controlling interests	-	(605,373)	-	-	-	(605,373)
Net loss attributable to XIAO-I CORPORATION shareholders	(101,221,046)	(85,136,412)	(4,283,954)	(4,071,891)	93,492,257	(101,221,046)

	For the year ended December 31, 2025
Condensed Consolidating Schedule of Cash Flows	Parent	VIEs and their consolidated subsidiaries	WFOE	Other Subsidiaries	Elimination Adjustments	Consolidated Total
	(in U.S. dollars)
Net cash (used in) provided by operating activities	(9,883,802)	4,599,443	(3,424,817)	5,127,331	(107,019)	(3,688,864)
Net cash provided by (used in) investing activities	-	42,087	-	(3,048,000)	3,048,000	42,087
Net cash provided by (used in) financing activities	9,885,500	(4,015,965)	3,194,923	(150,000)	(3,194,923)	5,719,535
Effect of exchange rate changes	-	(1,031,550)	292,002	2,574	253,942	(483,032)
Net change in cash, cash equivalents and restricted cash	1,698	(405,985)	62,108	1,931,905	-	1,589,726
Cash, cash equivalents and restricted cash, at beginning of year	2,442	566,544	7,801	269,805	-	846,593
Cash, cash equivalents and restricted cash, at end of year	4,140	160,559	69,909	2,201,710	-	2,436,319

For the years ended December 31, 2023, 2024 and 2025, the cash flows that have occurred between the Company, the VIE and its consolidated subsidiaries, WFOE which is the primary beneficiary of the VIE, and other subsidiaries are summarized as the following:

	For the years ended December 31,
	2023	2024	2025
Cash paid by Xiao-I Corporation to other subsidiaries	$27,897,826	$5,427,500	$8,841,121
Cash transfer from other subsidiaries to WFOE	25,000,000	4,820,000	847,142
Cash transfer from WFOE to VIE and its consolidated subsidiaries	24,504,585	4,936,837	3,530,468
Cash transfer from VIE and its consolidated subsidiaries to WFOE	640,150	651,188	1,224,630
Cash transfer from VIE and its consolidated subsidiaries to other subsidiaries	740,000	935,400	604,641
Cash transfer from WFOE to other subsidiaries	576,205	-	983,398
Cash transfer from other subsidiaries to Xiao-I Corporation	453,800	1,596,500	806,550
Cash transfer from other subsidiaries to VIE and its consolidated	-	-	$2,676,084

From January 1, 2026 to March 31, 2026, cash was transferred among the Company, WFOE, other subsidiaries of the Company, the VIE and its consolidated subsidiaries, as follows: (i) the Company provided a total of nil in cash to its other subsidiaries while other subsidiaries transferred US$0.81 million to the Company; (ii) WFOE provided a total of US$0.98 million to VIE and its subsidiaries while VIE and its subsidiaries transferred US$0.85 million to WFOE; (iii) WFOE and VIE and its subsidiaries transferred US$0.60 million and US$2.68 million to other subsidiaries, respectively; and (iv) other subsidiaries transferred US$0.85 million to WFOE. The aforementioned cash transfers were generally for working capital purpose among the Company, WFOE, VIE and its consolidated subsidiaries, and other subsidiaries. Xiao-I intends to keep any future  earnings to finance the expansion of its business, and it does not anticipate that any cash dividends will be paid in the foreseeable future.

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

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Zhejiang Baiqianyin Network Technology Co., Ltd (“Zhejiang Baiqianyin”)	An entity which has a common director of the Board of Directors with the Group

2	Shanghai Shenghan	An entity which the Group holds 16.56% equity interests

3	Shanghai Aoshu Enterprise Management Partnership (Limited Partnership) (“Shanghai Aoshu”)	An entity which is the Group’s employee stock ownership platform, and has a common director of the Board of Directors with the Group

4	Jiaxing Sound Core Intelligent Technology Co., Ltd	An entity which Shanghai Shenghan holds 20% equity interests

5	Hui Yuan	Chairman of the board, one of the major shareholders holding 3.1% (excluded the preferred shares) equity interests of the Company

6	Jiaxing Chiyu Investment Partnership (limited Partnership)	A predecessor shareholder which holds 5.44% equity interests of the Company

7	Haiyin Capital Investment (International) Limited	A predecessor shareholder which holds 5.18% equity interests of the Company

8	Zhizhen Guorui	An entity which the Group holds 26% equity interests

9	Shanghai Machinemind Intelligent Technology Co., Ltd.	An entity which the Group holds 18% equity interests

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2025
Due from related parties-current
Other receivables
Zhizhen Guorui (a)	$13,587,536	$14,092,369
Shanghai Aoshu (b)	19,255	20,098
Credit losses provisions	(19,255)	(14,091,111)
Total	$13,587,536	$21,356

(a).	The balance consisted of:

(i)	On March 31, 2023, the Group entered into agreement to provide a loan to Zhizhen Guorui, an equity investment of the Group, with a maximum amount of $14,084,705 (RMB100.0 million) and interest-free. As of December 31, 2024, the actual loan provided by the Group to Zhizhen Guorui amounted to $13,480,745 (RMB98.4 million). The Group anticipates that it will be able to repay the loan within one year. For the years ended December 31, 2025, the Group made full provision of receivables based on the management’s estimation of the collectability of the receivable;

(ii)	As of December 31, 2024 and 2025, the prepayment of $106,791 and $21,356 to Zhizhen Guorui for the purchase of technology development service.

(b).	Other receivable from Shanghai Aoshu was the payment to an employee on behalf of Shanghai Aoshu. For the year ended December 31, 2023, 2024 and 2025, the Group made full provision of receivables from Shanghai Aoshu;

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2025
Due to related parties-current
Accounts payable
Shanghai Shenghan	$67,068	$70,004
Interest-free loans (c)
Hui Yuan	$150,000	$-
Subtotal-due to related parties-current	217,068	70,004

Due to related parties-non current
Hui Yuan(d)	$7,336,833	$7,602,043
Subtotal-due to related parties-non current	7,336,833	7,602,043
Total	$7,553,901	$7,672,047

(c)	The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.

(d)

Hui Yuan provided several interest-free loans to the Group for its daily operation needs before 2022. In 2023, the Group entered into agreement with Hui Yuan to establish an annual interest rate for the outstanding loans. The interest shall be calculated at an annual rate of 6.8% based on the actual number of days used from January 1, 2023. The maturity of the loans from Hui Yuan will be extended based on mutual consent. As of December 31, 2024 and 2025, the corresponding balance due to Hui Yuan was $7,336,833 and $7,602,043, respectively.

Significant transactions with related parties

	For the years ended December 31,
Nature	2023	2024	2025
Technology service fee payable
Zhizhen Guorui	$661,010	$699,404		$180,173
Shanghai Shenghan	-	7,991		3,409

Technology service fee paid
Zhizhen Guorui	$684,412	$878,512		$92,499
Shanghai Shenghan	112,980	21,888		3,409

Loans from a related party
Hui Yuan	$400,000	$-		$-

Repayment of loans from a related party
Hui Yuan	$-	$812,747		$474,786

Interest-free loans from related parties
Zhejiang Baiqianyin	$290,076	$-	$
Hui Yuan	-	150,000		-

Interest-free loans repayment to related parties
Jiaxing Chiyu Investment Partnership (limited Partnership)	$-	$416,916	$
Hui Yuan	1,355,760	-		150,000
Jiaxing Sound Core Intelligent Technology Co., LTD	31,776	-		-
Zhejiang Baiqianyin	141	-		-

Return of inventories to a related party
Shanghai Shenghan	$-	$-		$-

Interest-free loans to a related party
Zhizhen Guorui	$13,896,539	$-		$-

Debt relief
Shanghai Machinemind Intelligent Technology Co., Ltd.	$-	$-		$-

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

On June 26, 2024, a securities class action was filed in the Supreme Court of the State of New York, County of New York, against Xiao-I Corporation and certain of its officers and directors. Plaintiffs alleged violations of the Securities Act of 1933, asserting that the company’s IPO registration statement and prospectus contained materially misleading statements or omissions related to its AI capabilities and customer contracts. The action seeks unspecified damages and other relief. On September 13, 2024, plaintiffs filed an amended complaint expanding the allegations to include new information from Xiao-I’s subsequent SEC filings, arguing that post-IPO disclosures also failed to correct earlier misstatements. On June 30, 2025, in a significant development, Plaintiff elected to file a Second Amended Complaint. On July 14, 2025, Defendants Xiao-I and the underwriters formally submitted a pre-motion letter seeking dismissal. The court granted Defendants’ request to file a motion to dismiss on July 15, 2025. To date, the court has not yet issued a ruling and continues to deliberate on the dismissal motion.

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

On March 27, 2026, the Supreme People’s Court issued a final judgment, rejecting Apple’s request to invalidate the patent for “Chat Robot System” (ZL200410053749.9) held by Shanghai Xiaoi, and confirming the patent’s legality and validity. This judgment is final, and neither party has the right to appeal further.

On May 2025, the Huangpu District People’s Court of Shanghai accepted the financial contract dispute case filed by China Construction Bank Corporation Shanghai Branch against Shanghai Xiao-I. The plaintiff sought a judgment ordering the defendant to immediately repay the loan principal and penalty interest totaling RMB 25,036,162.25. The case has now been adjudicated in its final judgment, ordering the defendant to pay the aforementioned loan amount plus penalty interest to the plaintiff.

On July 2025, the Qingpu District People’s Court of Shanghai accepted the private lending dispute case filed by Quan Feng against Shanghai Xiao-I. The plaintiff sought a judgment ordering the defendant to pay the principal, interest, and attorney fees totaling RMB 15,116,000. The case has now been settled through mediation under an installment repayment plan.

On June 2025, the Huangpu District People’s Court of Shanghai accepted the case of private lending dispute filed by Shanghai Tianyong Asset Management Co., Ltd. against Shanghai Xiao-I. The plaintiff sought a judgment ordering the defendant to pay the principal and attorney fees totaling RMB 13,060,000 plus interest. In August 2025, the defendant raised a jurisdictional objection, and the case was transferred to the Jiading District People’s Court of Shanghai on August 18,2025. The hearing took place on March 19,2026, but no judgment has yet been rendered.

On July 2025, the Jiading District People’s Court of Shanghai accepted the case of financial contract dispute filed by Jiangsu Bank Co., Ltd. Shanghai Jiading Branch against Shanghai Xiao-I. The plaintiff sought a judgment ordering the defendant to immediately pay the loan principal, penalty interest, compound interest, attorney fees, and other litigation costs totaling RMB 20,139,027.78. The first-instance judgment has been rendered; our company has appealed, and the second-instance hearing has not yet commenced.

On June 2025, the Shanghai Pudong New Area People’s Court accepted the case filed by Shanghai Jixuan Enterprise Management Consulting Partnership (Limited Partnership) against Xiao-I Corporation and Yuan Hui regarding a dispute over liability for damages to shareholder interests. The plaintiff alleged that the defendants’ failure to promptly assist shareholders in converting Cayman Islands common shares into American Depositary Shares (ADS) and selling them on the secondary market resulted in a decline in the plaintiff’s stock value and corresponding losses. The plaintiff sought a judgment ordering the defendants to: 1) immediately lift the lock-up restrictions and complete the transfer procedures for the 183,600 American Depositary Shares (ADS) held by the plaintiff in Defendant 1 (US stock code: AIXI); 2) compensate the plaintiff for losses amounting to RMB 2,265,315.41. The defendants submitted a jurisdictional objection in August 2025, which was rejected by the court. The defendants have since appealed, and no hearing has been held yet.

On September 2025, the Shanghai Pudong New Area People’s Court accepted the case filed by Shanghai Jiding Enterprise Management Consulting Partnership (Limited Partnership) against Xiao-I Corporation and Yuan Hui regarding a dispute over liability for damages to shareholder interests. The plaintiff alleged that the defendants’ failure to promptly assist shareholders in converting Cayman Islands common shares into American Depositary Shares (ADS) and selling them on the secondary market resulted in a decline in the plaintiff’s stock value and corresponding losses. The plaintiff sought a judgment ordering the defendants: 1) to immediately lift the lock-up restrictions and process the transfer of the 980,661 American Depositary Shares (ADS) held by the plaintiff in Defendant 1 (US stock code: AIXI); 2) to compensate the plaintiff for losses amounting to RMB 12,108,027.86. The defendants submitted a jurisdictional objection in October 2025, which the court rejected; the defendants have since appealed, and no hearing has been held yet.

On October 2025, the Shanghai Pudong New Area People’s Court accepted the financial contract dispute case filed by Bank of Ningbo Co., Ltd. Shanghai Branch against Shanghai Xiao-I. The plaintiff sought a judgment ordering the defendant to immediately pay the loan principal, penalty interest, and compound interest totaling RMB 20,151,522.3. The case was resolved through mediation.

On October 2025, the Jiading District People’s Court of Shanghai accepted the financial contract dispute case filed by Shanghai Rural Commercial Bank Co., Ltd. Jiading Branch against Shanghai Xiao-I. The plaintiff sought a judgment ordering the defendant to immediately pay the loan principal and overdue interest totaling RMB 10,023,435.07; the plaintiff has since withdrawn the lawsuit.

On April 2026, the Shanghai Pudong New Area People’s Court accepted the contract dispute case filed by Shanghai Bank Co., Ltd. Pudong Branch against Shanghai Xiao-I., Zhizhen Artificial Intelligence Technology (Shanghai) Co., Ltd., and Xiaoi Technology Limited. The plaintiff sought a judgment ordering the defendants to pay the factoring receivable principal, interest, default penalties, and attorney fees totaling RMB 20,650,594.37. The hearing for this case was scheduled for May 20,2026.

On April 2026, the Shanghai Pudong New Area People’s Court accepted the case filed by Bank of Beijing Co., Ltd. Shanghai Branch against Shanghai Xiao-I. regarding a financial loan contract dispute. The plaintiff sought a judgment ordering the defendant to immediately pay the loan principal, interest, and attorney fees totaling RMB 20,892,235.63. The hearing was scheduled for June 23,2026.

During 2025, in addition to the aforementioned lawsuits, Xiao-I was involved in a total of 22 other litigation cases domestically, primarily concerning outstanding debts arising from the company’s business operations. The cumulative amount involved in these cases amounted to approximately RMB 24,924,150.38.

Furthermore, as of December 31, 2025,, Xiao-I is involved in labor disputes in China involving more than 117 former employees who were laid off as part of a workforce optimization initiative. The disputes primarily relate to claims for unpaid wages, social insurance contributions, housing fund payments, and severance compensation. The total amount of claims asserted exceeds RMB 20.3 million. Out of these disputes, more than 30 disputes are currently pending before local labor arbitration authorities and the rest has been concluded. The company is actively engaging with relevant agencies to seek resolution. While management does not currently expect the outcome to have a material adverse effect on its consolidated financial statements, the disputes could adversely affect employee morale, operational efficiency, or public perception.

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2025 and through the date of this annual report.

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

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Thus, dividends and distributions from WFOE and the VIE are subject to regulations and restrictions on dividends and payment to parties outside of China. These regulations permit payment of dividends to Xiao-I by WFOE only out of net income, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset by general reserve fund and profits (if general reserve fund is not enough). Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. As of December 31, 2024 and 2025, our PRC operating entities had restricted amount of US$237,486 (RMB1,569,546) and US$237,486 (RMB1,569,546) the reserve fund, respectively.  Moreover, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of accounts receivable. We conduct credit evaluations of our customers, and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for credit losses. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable. For the years ended December 31, 2023, 2024 and 2025, the percentage of our revenue attributable to our largest customer amounted to 29.3%, 22.4% and 31.9%, respectively, while the percentage of our revenue attributable our five largest customers for the years ended December 31, 2023, 2024 and 2025 amounted to 69.7%, 49.9% and 65.9%, respectively.

Concentration of Suppliers Risk

We rely on a limited number of suppliers for certain essential services to operate our network and provide products and solutions to our customers. Due to the limited number of relevant suppliers available in China, we rely on a limited number of suppliers for cloud, internet data center services and hardware. Our purchase from top-three suppliers in aggregate accounted for 73.2%, 39.6% and 56.1% of total purchase for the years ended December 31, 2023, 2024 and 2025, respectively. We may experience shortages in components or delays in delivery as a result of natural disasters, increased demand in the industry or our suppliers’ lacking sufficient rights to supply the servers or other products or services.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. As of December 31, 2024, the RMB depreciated by approximately 2.8% against the U.S. dollar for the full year; as of December 31, 2025, the RMB appreciated by approximately 4.2% against the U.S. dollar for the full year. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Convertible Loan III

On January 6, 2025, the Company entered into a Convertible Loan Agreement with the Investor I and the Investor II to issue and sell an aggregate principal amount of $4,637,840 convertible notes (the “Convertible Loan III”) with an 8% Original Issue Discount equal to $342,840. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan III:

●	Conversion at the Option of Holder: The Convertible Loan III will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $7.201 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan III will bear interest at a rate of 6.0% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan III under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan III of $342,840 as a direct deduction from the face amount of the Convertible Loan III in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan III, with interest expenses of $219,220 for the year ended December 31, 2025.

During the year ended December 31, 2025, Investor I and Investor II completed a series of conversions of Convertible Loan III, pursuant to which the Group issued an aggregate of 4,708,110 ordinary shares at a conversion price ranging from $0.53-$1.43 per share.

Convertible Loan IV

On June 18, 2025, the Company entered into a Convertible Loan Agreement with the Investor I and Investor II to issue and sell an aggregate principal amount of $6,128,000 convertible notes (the “Convertible Loan III”) with an Original Issue Discount equal to $518,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan IV:

●	Conversion at the Option of Holder: The Convertible Loan IV will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $3.04428 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan IV will bear interest at a rate of 6% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan IV under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan IV of $518,000 as a direct deduction from the face amount of the Convertible Loan IV in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan IV, with interest expenses of $198,111 for the year ended December 31, 2025.

During the year ended December 31, 2025, Investor I and Investor II completed a series of conversions of Convertible Loan IV, pursuant to which the Group issued an aggregate of 13,624,755 ordinary shares at a conversion price ranging from $0.03-$1.96 per share. The ending balance of Convertible Loan IV was $5,111,080 as of December 31, 2025

On December 31, 2025, Investor I and Investor II elected to convert a portion of Convertible Loan IV into 13,624,755 ordinary shares at a conversion price of US$0.03- US$1.96 per share. The ending balance of Convertible Loan IV was $ 2,006,119 as of December 31, 2025.

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

Item 16.B Code of Ethics.

Our board has adopted, a Code of Business Conduct and Ethics that is applicable to all our employees, directors and executive officers We expect to disclose on website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Item 16.C Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by CHI-LLTC and Assentsure PAC, our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2023	2024	2025

Audit fees (1)	$280,000	$335,000	$230,000
All other fees (2)	–	50,000	25,000
Total	$280,000	$385,000	$255,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements. 2025 amount paid to CHI-LLTC was US$170,000 and US$60,000 to Assentsure PAC.

(2)	“All other fees”, was paid to Assentsure PAC, means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors, other than the services reported under audit fees, audit-related fees and tax fees.

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

Previously disclosed in the Company’s 6-K furnished to the SEC on May 5, 2026.

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

Item 16K. Cybersecurity

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

Item 17. Financial Statements.

We have elected to furnish financial statements and related information specified in Item 18.

Item 18. Financial Statements.

Financial statements are filed as part of this annual report beginning on page F-1.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant	20-F	001-41631	1.1	4/28/2023
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)	F-1/A	333-268889	4.1	2/13/2023
2.2	Registrant’s Specimen Certificate for Ordinary Shares	F-1	333-268889	4.2	12/20/2022
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	F-1/A	333-268889	4.3	2/13/2023
2.4	Form of Amendment No. 1 to the Deposit Agreement, by and among Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder	F-6	333-269502	(a)(i)	8/13/2024
2.5	Description of Securities					*
4.1	2023 Share Incentive Plan	F-1	333-268889	10.1	12/20/2022
4.2	2025 Share Incentive Plan	S-8	333-286469	10.1	4/11/2025
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers	F-1	333-268889	10.2	12/20/2022
4.4	English Translation of Exclusive Business Cooperation Agreement between Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.3	12/20/2022
4.5	English Translation of Exclusive Option Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited, Shanghai Xiao-I Robot Technology Co., Ltd. and Each Shareholder of Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.4	12/20/2022
4.6	English Translation of Share Interest Pledge Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Each Shareholder of Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.5	12/20/2022
4.7	English Translation of Power of Attorney Agreement granted to Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited by each shareholder of Shanghai Robot Technology Company Limited dated March 29, 2019	F-1	333-268889	10.6	12/20/2022
4.8	English Translation of Form of Spousal Commitment Letters Signed by Each Spouse of the Shareholders of Shanghai Xiao-I Robot Technology Co., Ltd.	F-1	333-268889	10.7	12/20/2022
4.9	English Translation of Form Investment Agreement Related to Convertible Loans	F-1	333-268889	10.8	12/20/2022

4.10	English Translation of Cloud Computing Technical Services Cooperation Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Blanstar Technology Co., Ltd. (Supplier A)	F-1	333-268889	10.10	12/20/2022
4.11	English Translation of AI Core Product Cloud Platform Lease Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Wanjie Data Technology Co., Ltd. (Customer B)	F-1	333-268889	10.12	12/20/2022
4.12	English Translation of Software Procurement Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., Ltd. (Supplier B)	F-1	333-268889	10.13	12/20/2022
4.13	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and China Construction Third Bureau Installation Engineering Co., Ltd. (Customer C)	F-1/A	333-268889	10.14	2/13/2023
4.14	English Translation of Supplier Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Telecom Tongchangda Information Co., Ltd. (Supplier C)	F-1/A	333-268889	10.15	2/13/2023
4.15	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Fengzhuo Jiye Technology Innovation (Beijing) Co., Ltd. (Customer D)	F-1/A	333-268889	10.16	2/13/2023
4.16	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Shanghai Lirui Water Treatment Technology Co., Ltd. (Customer E)	F-1/A	333-268889	10.17	2/13/2023
4.17	Independent Director Agreement, Dated on January 18, 2023, between H. David Sherman and Xiao-I Corporation	F-1/A	333-268889	10.18	2/13/2023
4.18	English Translation of AI Cloud Platform Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Customer F dated June 27, 2022	20-F	001-41631	4.19	4/28/2023
4.19	English Translation of Beijing Housing Lease Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier D dated September 25, 2019	20-F	001-41631	4.20	4/28/2023
4.20	English Translation of Software License Use and Development Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier E dated November 30, 2020	20-F	001-41631	4.21	4/28/2023
4.21	English Translation of Supplemental Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier F dated December 24, 2020	20-F	001-41631	4.22	4/28/2023
4.22	English Translation of Talefull Human Resource Management Software Deployment Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier F date August 1, 2018	20-F	001-41631	4.23	4/28/2023
4.23	Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated December 13, 2023	6-K	001-41631	99.1	12/14/2023
4.24	Amended Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated April 4, 2024.	20-F	001-41631	4.25	4/30/2024
4.25	Form of Non-Qualified Share Option Award Agreement	6-K	001-41631	99.1	1/10/2024
4.26	Form of Restricted Share Unit Award Agreement	6-K	001-41631	99.2	1/10/2024
4.27	Form of Senior Convertible Note dated as of June 17, 2024	6-K	001-41631	4.1	6/17/2024
4.28	Form of Securities Purchase Agreement, dated as of June 17, 2024 between the Company and Investor	6-K	001-41631	10.1	6/17/2024
4.29	Placement Agency Agreement, dated as of June 17, 2024	6-K	001-41631	10.2	6/17/2024
4.30	Form of Convertible Note	6-K	001-41631	4.1	11/1/2024
4.31	Form of Securities Purchase Agreement, dated as of October 30, 2024 between the Company and Investor	6-K	001-41631	10.1	11/1/2024
4.32	Form of Convertible Promissory Note issued to Investors, dated as of January 7, 2025	6-K	001-41631	4.1	1/10/2025
4.33	Form of Securities Purchase Agreement, dated as of January 6, 2025 between the Company and each Investor.	6-K	001-41631	10.1	1/10/2025

4.34	The Data Services Framework Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., LTD, dated January 5, 2023	20-F	001-41631	4.28	4/30/2024
4.35	The Service Supplemental Agreement between Kaiyuan Cloud (Shenzhen) Technology Co., LTD and Shanghai Xiao-I Robot Technology Co., Ltd., dated July 12, 2023	20-F	001-41631	4.29	4/30/2024
4.36	The Service Supplemental Agreement between Beijing Zhiwang Huiyun Technology Co., Ltd. and Shanghai Xiao-I Robot Technology Co., Ltd., dated June 21, 2023	20-F	001-41631	4.30	4/30/2024
8.1	List of Significant Subsidiaries and VIE of the Registrant					*
11.1	Code of Business Conduct and Ethics of the Registrant	F-1/A	333-268889	99.8	2/13/2023
11.2	Insider Trading Policy	20-F	001-41631	11.2	4/28/2023
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of AssentSure PAC, an independent registered public accounting firm.					*
15.2	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm.					*
97.1	Dodd-Frank Restatement Recoupment Policy	20-F	001-41631	97.1	4/30/2024
101.INS	Inline XBRL Instance Document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.
**	Furnished herewith.

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

Date: May 15, 2026

XIAO-I CORPORATION

By:	/s/ Mingqu Lin
Mingqu Lin
Chief Executive Officer

XIAO-I CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Xiao-I Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Xiao-I Corporation and its subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in deficit, and cash flows, for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2025, and the consolidated results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had net losses of US$101,826,419, cash outflow of US$3,688,864 from operating activities, and negative working capital of $91,361,225 for the year ended December 31, 2025. We also draw attention to Note 18 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ CHI-LLTC

We have served as the Company’s auditor since 2026.
Malaysia
May 15, 2026
PCAOB ID Number 7320

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Xiao-I Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Xiao-I Corporation and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in deficit, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Assentsure PAC

We served as the Company’s auditor from 2022 to 2025.
Singapore
May 15, 2025
PCAOB ID Number 6783

XIAO-I CORPORATION

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$846,593	$2,319,453
Restricted cash	-	116,866
Accounts receivable, net	55,543,017	6,309,476
Amounts due from related parties, current	13,587,536	21,356
Inventories	14,362	-
Contract costs	2,502,678	1,799,951
Advance to suppliers	3,205,098	36,478
Prepaid expenses and other current assets, net	792,732	1,323,636
Total current assets	76,492,016	11,927,216

Non-current assets:
Property and equipment, net	1,867,736	141,805
Intangible assets, net	143,370	114,442
Long-term investments	2,497,594	-
Right of use assets	833,030	61,981
Prepaid expenses and other non-current assets	3,677,728	3,655,687
Total non-current assets	9,019,458	3,973,915

TOTAL ASSETS	$85,511,474	$15,901,131

Liabilities
Current liabilities:
Short-term borrowings	$32,879,865	$29,214,396
Accounts payable	27,131,439	39,197,211
Amount due to related parties, current	217,068	70,004
Deferred revenue	2,385,228	2,842,878
Convertible loans	216,756	2,006,119
Accrued expenses and other current liabilities	23,289,453	29,917,735
Lease liabilities, current	483,658	40,098
Total current liabilities	86,603,467	103,288,441

Non-current liabilities:
Amount due to related parties, non-current	7,336,833	7,602,043
Accrued liabilities, non-current	7,043,185	8,469,103
Long-term borrowing	-	1,387,082
Lease liabilities, non-current	295,962	18,390
Total non-current liabilities	14,675,980	17,476,618
TOTAL LIABILITIES	101,279,447	120,765,059

Commitments and Contingencies	-	-

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 31,949,038 shares and 55,235,284 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	$1,598	$2,762
Preferred shares (par value of $0.00005 per share; 3,700,000 preferred shares authorized as of December 31, 2024 and 2025, respectively; 3,700,000 preferred shares issued and outstanding as of December 31, 2024 and 2025, respectively)	185	185
Additional paid-in capital	115,745,140	130,134,778
Statutory reserve	237,486	237,486
Accumulated deficit	(125,338,509)	(226,559,555)
Accumulated other comprehensive loss	(2,848,314)	(4,370,415)
XIAO-I CORPORATION shareholders’ deficit	(12,202,414)	(100,554,759)
Non-controlling interests	(3,565,559)	(4,309,169)
Total shareholders’ deficit	(15,767,973)	(104,863,928)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$85,511,474	$15,901,131

The accompanying notes are an integral part of these consolidated financial statements.

XIAO-I CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
Sale of software products	$1,566,455	$1,516,169	$472,559
Sale of hardware products	75,363	1,395,345	567,894
Technology development service	7,839,700	24,105,644	2,147,523
M&S service	2,676,185	2,419,901	4,809,979
Sale of cloud platform products	47,007,556	40,877,256	4,329,729
Net revenues	59,165,259	70,314,315	12,327,684
Cost of sale of software products	(834,570)	(98,442)	(249,259)
Cost of sale of hardware products	(51,201)	(583,939)	(453,593)
Cost of technology development service	(6,059,330)	(10,444,827)	(694,145)
Cost of M&S service	(971,417)	(781,258)	(1,936,489)
Cost of sale of cloud platform products	(11,825,171)	(10,356,302)	(3,515,214)
Cost of revenues	(19,741,689)	(22,264,768)	(6,848,700)
Gross profit	39,423,570	48,049,547	5,478,984

Operating expenses:
Selling expenses	(4,550,997)	(3,320,886)	(1,070,145)
General and administrative expenses	(4,407,215)	(22,940,916)	(76,555,497)
Research and development expenses	(52,387,540)	(34,658,779)	(24,456,422)
Total operating expenses	(61,345,752)	(60,920,581)	(102,082,064)

Loss from operations	(21,922,182)	(12,871,034)	(96,603,080)

Other income/(expenses):
Investment (loss)/income	75,542	(81,618)	-
Interest expenses, net	(2,323,341)	(2,319,820)	(3,075,537)
Foreign currency exchange (loss)/gain	2,789	3,864	(148,086)
Gain (Loss) from disposal of property, plant and equipment			(1,761,193)
Impairment loss on an unconsolidated entity			(2,536,443)
Other income, net	949,116	717,280	2,297,920
Total other expenses	(1,295,894)	(1,680,294)	(5,223,339)

Loss before income tax expense	(23,218,076)	(14,551,328)	(101,826,419)
Income tax expense	(3,787,692)	-	-
Net loss	$(27,005,768)	$(14,551,328)	$(101,826,419)
Net loss attributable to non-controlling interests	(543,961)	(45,864)	(605,373)
Net loss attributable to XIAO-I CORPORATION shareholders	(26,461,807)	(14,505,464)	(101,221,046)
Other comprehensive income
Foreign currency translation change, net of nil income taxes	303,114	233,727	(1,522,101)
Total other comprehensive income	303,114	233,727	(1,522,101)
Total comprehensive loss	$(26,702,654)	$(14,317,601)	$(103,348,520)
Total comprehensive income/(loss) attributable to non-controlling interests	(504,951)	37,615	(467,136)
Total comprehensive loss attributable to XIAO-I CORPORATION shareholders	(26,197,703)	(14,355,216)	(102,881,384)
Loss per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	(1.12)	(0.56)	(2.44)
Diluted	(1.12)	(0.56)	(2.44)
Weighted average number of ordinary shares outstanding
Basic	23,646,003	25,760,207	41,506,534
Diluted	23,646,003	25,760,207	41,506,534

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the years ended December 31,
	2023	2024	2025
Selling expenses	-	1,553	461
General and administrative expenses	-	1,556,761	5,795,357
Research and development expenses	-	2,213	105
	$-	1,560,527	$5,795,923

The accompanying notes are an integral part of these consolidated financial statements

XIAO-I CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Share	Amount	Shares	Amount	capital	reserve	deficit	loss	deficit	interests	deficit
Balance as of January 1, 2023	22,115,592	$1,106	-	$-	$75,621,294	$237,486	$(78,483,156)	$(3,262,666)	$(5,885,936)	$(3,098,223)	$(8,984,159)
Adoption of ASC326	-	-	-	-	-	-	(5,888,082)	-	(5,888,082)	-	(5,888,082)
Net loss	-	-	-	-	-	-	(26,461,807)	-	(26,461,807)	(543,961)	(27,005,768)
Foreign currency translation adjustment	-	-	-	-	-	-	-	264,104	264,104	39,010	303,114
Issuance of preferred shares	-	-	3,700,000	185	546	-	-	-	731	-	731
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	1,900,000	95	-	-	33,107,207	-	-	-	33,107,302	-	33,107,302
Balance as of December 31, 2023	24,015,592	$1,201	3,700,000	$185	$108,729,047	$237,486	$(110,833,045)	$(2,998,562)	$(4,863,688)	$(3,603,174)	$(8,466,862)
Net loss	-	-	-	-	-	-	(14,505,464)	-	(14,505,464)	(45,864)	(14,551,328)
Foreign currency translation adjustment	-	-	-	-	-	-	-	150,248	150,248	83,479	233,727
Conversion of convertible loans	5,281,142	265	-	-	4,475,698	-	-	-	4,475,963	-	4,475,963
Pre-delivery ordinary shares for conversion of convertible loans	1,649,983	82	-	-	(82)	-	-	-	-	-	-
Pre-delivery ordinary shares for Share Incentive Plan	78,333	4	-	-	(4)	-	-	-	-	-	-
Issuance of ordinary shares	600,000	30	-	-	979,970	-	-	-	980,000	-	980,000
Share-based compensation expense	323,988	16	-	-	1,560,511	-	-	-	1,560,527	-	1,560,527
Balance as of December 31, 2024	31,949,038	$1,598	3,700,000	$185	$115,745,140	$237,486	$(125,338,509)	$(2,848,314)	$(12,202,414)	$(3,565,559)	$(15,767,973)
Net loss	-	-	-	-	-	-	(101,221,046)	-	(101,221,046)	(605,373)	(101,826,419)
Accumulated other comprehensive (loss) income	-	-	-	-	-	-	-	(1,522,101)	(1,522,101)	(137,237)	(1,660,338)
Conversion of convertible loans	18,332,865	917	-	-	8,512,551	-	-	-	-	-	8,513,468
Cancellation of ordinary shares	(9)	-	-	-	-	-	-	-	-	-	-
Share-based compensation expense	4,953,390	247	-	-	5,877,087	-	-	-	-	-	5,877,334
Balance as of December 31, 2025	55,235,284	2,762	3,700,000	185	130,134,778	237,486	(226,559,555)	(4,370,415)	(100,554,759)	(309,169)	(104,863,928)

The accompanying notes are an integral part of these consolidated financial statements

XIAO-I CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(27,005,768)	$(14,551,328)	$(101,826,419)
Adjustments to reconcile net loss to net cash used in operating activities:
(Recovery of allowance)/ Allowance for credit losses	(5,108,723)	2,053,698	45,776,123
Interest expenses from convertible loans	-	195,773	417,331
Share-based compensation expenses	-	1,560,527	5,877,334
(Recovery of allowance)/Allowance for prepaid expenses and other current and non-current assets	(1,090,759)	7,028,173	1,115,241
Allowance for advance to suppliers	-	833,831	-
Allowance for amount due from a related party	-	-	13,690,435
Impairment on equity investment	150,708	-	2,536,443
Written-down of inventories	557,518	-	-
Interest expenses on loans from shareholder	522,081	449,843	420,262
Depreciation and amortization	692,775	539,935	120,850
Loss from the disposal of property and equipment	3,442	80,542	1,677,367
Loss from lease termination and modification	591,980	19,654	-
Gain from the disposal of equity investment	(208,837)	-	-
Loss from equity investment	155,734	81,618	-
Deferred tax expenses	3,787,692	-	-
Right-of-use assets amortization	615,968	604,341	49,411

Changes in assets and liabilities
Accounts receivable	11,107,280	(30,428,887)	3,457,418
Inventories	122,761	52,407	14,362
Contract costs	264,272	(867,850)	702,727
Prepaid expenses and other current assets	(2,497,385)	(2,166,932)	(645,157)
Amount due from related parties	47,593	(108,329)	(124,255)
Accounts payable	4,767,425	14,075,170	12,065,772
Deferred revenue	(828,971)	787,447	457,650
Accrued expenses and other current liabilities	(1,245,200)	5,132,181	7,064,260
Amount due to related parties	(134,560)	(84,676)	(152,116)
Advance to suppliers	-	-	3,168,620
Lease payment liabilities	(1,106,876)	(647,385)	506
Prepaid expenses and other non-current assets	(408,567)	221,998	(978,947)
Accrued liabilities, non-current	458,919	-	1,425,918
Net cash used in operating activities	(15,789,498)	(15,138,249)	(3,688,864)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,164,442)	(368,171)	(41,739)
Purchase of intangible assets	(41,177)	(3,120)	-
Cash received from property and equipment	-	-	83,826
Purchase of equity investments	(917,962)	-	-
Disposal of equity investments	164,659	-	-
Collection of loans to third parties	4,448,587	-	-
Loan to third parties	(7,942,875)	(97,280)	-
Collection of loans to related parties	290,076	-	-
Loan to related parties	(13,896,680)	-	-
Net cash used in investing activities	(20,059,814)	(468,571)	42,087

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short borrowings	26,832,747	34,046,722	10,393,043
Repayments of short-term borrowings	(18,297,134)	(27,098,128)	(15,360,112)
Proceeds from long-term borrowings	-	-	1,387,082
Proceeds from interests-free borrowings from related parties	-	150,000	-
Repayments of interests-free borrowings from related parties	(31,776)	(416,916)	(150,000)
Proceeds from borrowings from related parties	400,000	-	-
Repayments of borrowings from related parties	(1,355,760)	(812,747)	-
Proceeds from borrowings from third-parties	4,589,812	5,738,524	3,113,099
Repayments of borrowings from third-parties	(6,407,941)	(1,244,699)	(3,549,077)
Repayment of convertible loans	(3,656,872)	-
Convertible notes payable	-	-	1,372,032
Proceeds from convertible loans	-	4,496,945	8,513,468
Proceeds from issuance of ordinary shares	-	980,000	-
Proceeds from issuance of ordinary shares upon Initial Public Offering, net of issuance cost	34,399,268	-	-
Proceeds from issuance of preferred shares	731	-	-
Net cash provided by financing activities	36,473,075	15,839,701	5,719,535

Effect of exchange rate changes	(85,466)	(950,830)	(483,032)

Net change in cash, cash equivalents and restricted cash	538,297	(717,949)	1,589,726
Cash, cash equivalents and restricted cash, at beginning of year	1,026,245	1,564,542	846,593
Cash, cash equivalents and restricted cash, at end of year	$1,564,542	$846,593	$2,436,319

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$3,799,202	$1,613,858	$3,075,537
Income taxes paid	-	-	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Recognition of right-of-use assets and lease payment liabilities	$2,793,664	$-	$-
Accrued expense and other liabilities, non-current converted into current	605,609	512,313	-
-Conversion of convertible loans	-	4,475,962	-

The accompanying notes are an integral part of these consolidated financial statements.

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

As of December 31, 2025, the Company’s major subsidiaries and consolidated VIE are as follows:

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

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions within the consolidated VIE:

Consolidated Balance Sheets Information

	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$566,544	$43,721
Restricted cash	-	116,838
Accounts receivable, net	55,522,880	5,097,619
Amounts due from related parties, current	13,587,536	21,356
Inventories	10,724	-
Contract costs	2,357,950	1,639,892
Advance to suppliers	3,205,098	36,478
Prepaid expenses and other current assets, net	413,579	343,376
Amount due from intercompany, current	2,063,000	3,537,843
Total current assets	77,727,311	10,837,122

Non-current assets:
Property and equipment, net	1,777,249	118,497
Intangible assets, net	140,366	111,420
Long-term investments	937,909	61,981
Right of use assets	66,913	-
Prepaid expenses and other non-current assets	3,558,515	3,655,687
Total non-current assets	6,480,952	3,947,585

TOTAL ASSETS	$84,208,263	$14,784,707

Liabilities
Current liabilities:
Short-term borrowings	$32,879,865	$29,214,396
Accounts payable	26,740,606	36,757,500
Amount due to related parties, current	67,068	70,004
Deferred revenue	2,385,228	2,363,266
Accrued expenses and other current liabilities	22,173,896	24,988,421
Lease liabilities, current	57,545	40,098
Amount due to intercompany, current	31,080,404	37,322,575
Total current liabilities	115,384,612	130,756,260

Non-current liabilities:
Amount due to related parties, non current	7,336,833	7,602,043
Accrued liabilities, non-current	4,508,695	4,704,972
Long-term borrowing		1,387,082
Lease liabilities, non-current	-	18,390
Total non-current liabilities	11,845,528	13,712,487

TOTAL LIABILITIES	$127,230,140	$144,468,747

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Consolidated Statements of Operations and Comprehensive loss

	For the years ended December 31,
	2023	2024	2025
Net revenue	$59,165,258	$71,030,671	$18,315,230
Net loss	$(24,030,102)	$(4,260,015)	$(85,741,785)

Consolidated Cash Flows Information

	For the years ended December 31,
	2023	2024	2025
Net cash (used in) provided by operating activities	$15,185,225	$(10,504,500)	$4,599,443
Net cash (used in) provided by investing activities	(16,842,456)	(465,451)	42,087
Net cash provided by (used in) financing activities	1,322,448	10,612,756	(4,015,965)
Effect of exchange rate changes	200,007	12,698	(1,031,550)
Net change in cash, cash equivalents and restricted cash	$(134,776)	$(344,497)	$(405,985)

As of December 31, 2023, 2024 and 2025, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net liabilities of the VIE was $43,021,877 and $101,038,681 as of December 31, 2024 and 2025, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of the Company in the normal course of business. Currently there is a contractual arrangement that would require the Company or its subsidiaries to provide financial support to the VIE. Under the Exclusive Business Cooperation Agreement signed on March 29, 2019 between WFOE and the VIE, WFOE will provide financial support to the VIE or the VIE’s subsidiaries in the event of a loss or serious operational difficulties during the validity term of this agreement.

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

As of December 31, 2024 and 2025, the Group had an accumulated deficit of $125,338,509 and $226,559,555, respectively, and negative working capital of $10,111,451 and $91,361,225, respectively. In addition, for the years ended December 31, 2023, 2024 and 2025, the Group recorded an amount of net cash used in operating activities of $15,789,498, $15,138,249 and $3,688,864, respectively. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of borrowings from banks, related parties and third parties, and proceeds from equity financing to fund its operations and business development. Management has obtained a letter of financial support from the shareholder of Shanghai Xiao-i and has developed response plans (including but not limited to seeking alternative financing and adjusting operational scale). However, after evaluating the feasibility of those plans and related supporting data, management still has a material uncertainty about the reporting entity’s ability to continue as a going concern. This material uncertainty has been disclosed in the notes to the financial statements. In addition, the Group focuses on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement of internal controls to create a synergy of resources. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. There can be no assurance that the Group will be successful in achieving strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not successful execute strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve intended business objectives.

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

Restricted cash represents cash pledged with China Bank as collateral for bank guarantee issued by the bank in respect of project performance. The Group had restricted cash amounting to nil and $116,866 as of December 31, 2024 and 2025.

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

Inventories, primarily consisting of robot, displayer, server and software, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the specific identification method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. There was $557,518 and nil of inventory write-down for the years ended December 31, 2023 and 2024, nil was reversed in the year ended December 31, 2025.

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

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There was no impairment of long-lived assets for the years ended December 31, 2023, 2024 and 2025.

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

The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. There was $150,708, nil and $2,536,443 of impairment loss of long-term investment for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The following table disaggregates the Group’s revenue for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
By revenue type
Sale of software products	$1,566,455	$1,516,169	$472,559
Sale of hardware products	75,363	1,395,345	567,894
Technology development service	7,839,700	24,105,644	2,147,523
M&S service	2,676,185	2,419,901	4,809,979
Sale of cloud platform products	47,007,556	40,877,256	4,329,729
Total	$59,165,259	$70,314,315	$12,327,684

XIAO-I CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q).	Revenue recognition (cont.)

Contract balances

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue amounted to $2,385,228 and $2,842,878 as of December 31, 2024 and 2025, respectively.

(r).	Cost of revenues

Cost of revenues consists primarily of (i) cost of materials, (ii) payroll, (iii) cloud hosting service fees, and other costs related to the business operation.

(s).	Research and development expenses

Research and development costs are expensed as incurred in accordance with ASC 730. Software development costs required to be capitalized under ASC 985-20. The Company determined that technology feasibility for the software product is not reached. There are no software development costs capitalized for the years ended December 31, 2023, 2024 and 2025. Research and development expenses consist primarily of (i) Software development costs, (ii) payroll and related expenses for research and development professionals, and (iii) depreciation and rental related to technology and development functions. Research and development expenses are expensed as incurred.

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

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of comprehensive income/(loss) when the grant becomes receivable. The Group recognized government grants $966,899, $541,498 and $367,723 in other income, net for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,300). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of loss for the years ended December 31, 2023, 2024 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

	As of December 31,
	2024	2025
Period end RMB: USD exchange rate	7.2993	6.9931

	For the years ended December 31,
	2023	2024	2025
Average RMB: USD exchange rate	7.0809	7.1957	7.1875

(bb).	Non-controlling interest

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

As of December 31, 2025, none of the Group’s PRC subsidiaries and VIE entities had a general reserve that reached the 50% of their registered capital threshold. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Therefore, no appropriations from after tax profits were recognized for the years ended December 31, 2023, 2024 and 2025.

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

The Group had share options, which could potentially dilute basic earnings per share in the future. Nil and 951,776 share options, were excluded from the calculation of diluted loss per ordinary share since their inclusion would have been anti-dilutive for the year ended December 31, 2024 and 2025.

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

In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The ASU requires entities to apply the existing acquirer determination guidance in ASC 805-10-55-12 through 55-15 when a business combination is effected primarily by exchanging equity interests and the legal acquiree is a VIE that meets the definition of a business, rather than automatically designating the primary beneficiary as the accounting acquirer. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. The amendments will be applied prospectively. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(hh).	Recent accounting pronouncements (cont.)

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities.

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

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
Accounts receivable	58,223,168	56,147,676
Less: Allowance for credit losses	(2,680,151)	(49,838,198)
	$55,543,017	$6,309,476

The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $5,888,082 recognized as of January 1, 2023. The Group recorded recoveries of credit losses of $5,108,723 for the year ended December 31, 2023. For the year ended December 31, 2024, the Group recorded credit losses of $2,053,698. For the year ended December 31, 2025, the Group recorded credit losses of $45,776,123.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net, consisted of the following:

	As of December 31,
	2024	2025
Prepaid expenses and other current assets, net:
Prepaid expenses (1)	$2,320,000	$2,402,310
Receivables from third parties (2)	1,267,001	1,023,861
Receivables from disposal of long-term investment (3)	753,497	786,490
Value-added tax (“VAT”) receivables	296,872	160,822
Rent deposits	128,165	132,292
Others	54,782	1,031,148
Prepaid expenses and other current assets	$4,820,317	$5,536,923
Allowance for credit losses (1) (2) (3)(5)	(4,027,585)	(4,213,287)
Prepaid expenses and other current assets, net	$792,732	$1,323,636
Prepaid expenses and other non-current assets:
Prepaid case acceptance fee (4)	$3,500,459	$3,653,730
Long-term receivables from third parties (5)	3,000,000	3,000,000
Others	177,269	1,002,944
Prepaid expenses and other non-current assets	$6,677,728	$7,656,674
Allowance for credit losses (5)	(3,000,000)	(4,000,987)
Prepaid expenses and other non-current assets, net	3,677,728	3,655,687
Total	$4,470,460	$4,979,323

(1)	In March 2023, the Group appointed Lucky Panda Pte. Ltd to provide marketing solution, social media operations and public relationship services in respect to the Group’s business development in the Southeast Asia region, with a service period from April 1, 2023 to March 31, 2026. Therefore, the Group made a prepayment of $3 million for the service, including $1.8 million for the joint developing and creating of an AI content platform. The prepayment of the business development related service will be settled based on the service rendered. The Group recognized the settlement of $170,000 and nil into promotional service expenses for the years ended December 31, 2024 and 2025, respectively. For the year ended December 31, 2024 and 2025, the Group recognized credit losses amounting to $2,220,000 on the remaining prepayment, following management’s decision to terminate the AI content platform development due to a shortage of supporting human resources required to collaborate on the project.

(2)	Receivables from third parties mainly includes funds lent to third parties. In October 2023, the Group entered into agreement to lend $786,490 to a third party, with maturity of one year and annual interest rate of 6.8%. Additionally, the loan term was extended for another one year. In March and May 2024, the Group lent another $71,499 and $28,600 to the above third party, with maturity of one year and annual interest rate of 3.45%. For the year ended December 31, 2024, the Group recorded credit losses of $826,946 for the receivables based on the management’ estimation of the collectability of the receivables from the third parties. The loan was further extended for one year as of December 31, 2025.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER ASSETS, NET (cont.)

(3)	In September 2023, the Group entered into an agreement with a third party to dispose 11% of the shares of Zhizhen Guorui held by the Group with a total consideration of RMB5,500,000 (equivalent to $786,490), and recognized a gain on disposal of $43,640. For the year ended December 31, 2025, the Group recorded credit losses for the above receivable based on the managements’ estimation of the collectability of the receivable from the third party.

(4)	Prepaid case acceptance fee is the expense paid by the plaintiff in advance according to PRC law when the court decides to accept civil cases, economic dispute cases, maritime cases and administrative cases. The court charged the case acceptance fee of $3.7 million in proportion to the claim amount of the lawsuit between the Group and Apple. The claim amount was RMB10 billion, approximately $1,430 million. The lawsuit is not expected to close within the one year and the amount is recognized in non-current portion of prepaid expenses.

(5)	In March 2023, the Group entered into agreement to lend $3 million to Tackle Finance Limited, with maturity of one year and annual interest rate of 5%. In March 2024, the Group entered into a supplemental agreement to extend the maturity of the borrowing for another two years. For the year ended December 31, 2024, the Group recorded credit losses for the above receivable amounting to $3 million, along with interest receivable of $253,301 based on the management’ estimation of the collectability of the receivable from Tackle Finance Limited.

For the years ended December 31, 2023, 2024 and 2025, the Group wrote off receivables from third parties of $22,342, $nil and nil, respectively.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2024	2025
Electronic equipment	$245,819	$39,953
Office equipment	2,439,125	396,427
Leasehold improvement	99,531	140,728
Less: accumulated depreciation	(916,739)	(435,303)
Property and equipment, net	$1,867,736	$141,805

Depreciation expense was $244,028, $490,331 and $86,596 for the years ended December 31, 2023, 2024 and 2025, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INTANGIBLE ASSETS, NET

	As of December 31,
	2024	2025
Software	$979,391	$1,022,275
Less: accumulated amortization	(836,021)	(907,833)
Intangible assets, net	$143,370	$114,442

For the years ended December 31, 2023, 2024 and 2025, amortization expense amounted to $448,747, $49,604 and $34,254, respectively. Future estimated amortization expense of intangible assets is as follows:

2026	34,163
2027	34,157
2028	30,617
2029	12,936
Thereafter	2,569
Total	$114,442

7.	LONG-TERM INVESTMENTS

Long-term investments consist of investments in privately held companies. The following table sets forth the changes in the Group’s long-term investments:

	As of December 31, 2024		As of December 31, 2025
	$	Interest %	$	Interest %
Equity method investments
Zhizhen Guorui (1)	1,559,685	26%	-	-
Total	1,559,685		-	-

Long-term investment without readily determinable fair value
Shanghai Shenghan (2)	47,413	16.56%	-	-
Jiaxing Yuanbeibei (3)	684,997	1.82%	-	-
Shanghai Bangtu (4)	205,499	5%	-	-
Total	937,909		-	-

(1)	In February 2022, the Group entered into agreements with third parties to establish Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. (“Zhizhen Guorui”) with a total consideration of $2.9 million. According to the investment agreement, Zhizhen Guorui’s board of directors consists of 5 directors, two of whom is appointed by the Group. Therefore, the Group recognized it as long-term equity investment and measured under equity method since the Group had the ability to exercise significant influence over Zhizhen Guorui. In September 2023, the Group entered into an agreement with a third party to transfer 11% of the shares of Zhizhen Guorui held by the Group for a total consideration of RMB5,500,000 (equivalent to $753,497) and recognized a gain on disposal of $44,297. Due to the unchanged structure of the board of directors, the Group still had the ability to exercise significant influence over Zhizhen Guorui.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LONG-TERM INVESTMENTS (cont.)

(2)	In September 2015, the Group signed an investment agreement to acquire 20% of the shares of Shanghai Shenghan Information Technology Co., Ltd (“Shanghai Shenghan”) for RMB 5 million, of which the registered capital of RMB 125,000 was subscribed. In January 2018, with the addition of new investors to the investee, Xiao-i’s shareholding percentage in Shanghai Shenghan was diluted to 17.6%. In June 2020, with the capital injection of Wuxi Zhixin Integrated Circuit Investment Center (Limited Partnership), Xiao-i’s shareholding in Shanghai Shenghan was once again diluted to 16.56%. According to the investment agreement, Shanghai Shenghan’s board of directors consists of 3 directors, one of whom is appointed by the Group. Therefore, the Group recognized it as long-term equity investment and measured under equity method since the Group had the ability to exercise significant influence over Shanghai Shenghan as of December 31, 2022. As of December 31, 2023, the board of directors of Shanghai Shenghan changed to 7 members, one of whom is appointed by the Group. The Group concluded that the long-term investment of Shanghai Shenghan should not be accounted for under equity method any more. As Shanghai Shenghan is a private held company without observable changes in fair value, the Group elected to use the alternative measurement without readily determinable fair value.

(3)	In May 2023, the Group subscribed 1.82% of the shares of Jiaxing Yuanbeibei Technology Co., Ltd. (“Jiaxing Yuanbeibei”) with the consideration of $704,235. The investment was accounted for at cost less impairment, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Jiaxing Yuanbeibei is a privately held company without readily determinable fair value.

(4)	In July 2023, the Group subscribed 5% of the shares of Shanghai Bangtu Information Technology Co., Ltd. (“Shanghai Bangtu”) with the consideration of $211,271. The investment was accounted for at cost less impairments, adjusted by observable price changes if any, as the Group had neither significant influence nor control over the investee and Shanghai Bangtu is a privately held company without readily determinable fair value. In 2024, in accordance with the resolution of the Board of Directors and the Equity Incentive Plan, all shareholders contribute 2% of Shanghai Bangtu’s equity in proportion to their shareholdings for equity-based incentives to relevant employees of Shanghai Bangtu. As a result, the Group’s shareholding ratio was diluted to 4.5%.

The Group recognized its share of loss of $155,734, $81,618, and nil in investment losses for the years ended December 31, 2023, 2024 and 2025, respectively.

The Group recognized impairment loss of long-term investment of $150,708, nil and $2,536,443 for the years ended December 31, 2023, 2024 and 2025, respectively. Management determined that the investment cost is unrecoverable, and therefore a full impairment provision was recognized in 2025.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SHORT-TERM BORROWINGS

As of December 31, 2024 and 2025, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest Rate	Maturity (Months)	Principal	As of December 31, 2024	As of December 31, 2025
			USD	USD	USD
Short-term borrowings:
China Bohai Bank(1)	4.80%	February, 2026	3,424,987	-	1,422,831
Agricultura Bank of China (1)	3.45%	August, 2026	2,739,990	-	1,429,981
Agricultura Bank of China (1)	3.45%	March, 2026	2,465,991	-	1,136,835
Agricultura Bank of China (1)	3.60%	May, 2026	2,001,973	-	2,001,973
Agricultura Bank of China (1)	3.50%	May, 2026	2,573,966	-	2,573,966
Shengjing Bank(1)(5)	4.00%	January, 2026	1,429,981	-	1,429,981
China Zheshang Bank	3.15%	April, 2026	1,415,681	-	1,415,681
Shanghai Rural Commercial Bank	3.50%	October, 2026	1,415,681	-	1,415,681
Bank of Jiangsu (1)(6)	3.85%	July, 2025	1,369,994	-	714,992
China Construction Bank (1) (4)	3.65%	March, 2025	3,424,987	3,424,987	3,551,957
Beijing Bank (1)	4.50%	September, 2025	2,739,990	2,739,990	2,859,962
Agricultura Bank of China (1)	3.35%	June, 2025	2,465,991	2,465,991	-
Agricultura Bank of China (1)	3.35%	May, 2025	1,917,992	1,917,992	-
Shanghai Bank (2)	4.00%	February, 2025	1,643,993	1,643,993	-
Shanghai Bank (3)	4.00%	November, 2025	1,369,994	1,369,994	1,429,981
Shanghai Bank (3)	4.00%	November, 2025	1,369,994	1,369,994	1,429,981
Agricultura Bank of China (1)	3.35%	August, 2025	1,369,994	1,369,994	-
Bank of Nanjing(6)	5.00%	December, 2025	1,369,994	1,369,994	1,395,661
Bank of Ningbo (6)	4.30%	August, 2025	1,369,994	1,369,994	1,429,981
Bank of Ningbo (6)	4.30%	August, 2025	1,369,994	1,369,994	1,429,981
Shanghai Rural Commercial Bank	3.50%	October, 2025	1,369,994	1,369,994	-
China Bohai Bank	4.90%	February, 2025	1,369,994	1,369,994	-
China Bohai Bank	4.90%	February, 2025	1,369,994	1,369,994	-
Bank of Wenzhou	5.55%	April, 2025	1,369,994	1,369,994	-
Shengjing Bank (1)	4.00%	June, 2025	1,369,994	1,369,994
China Zheshang Bank (1)	4.50%	September, 2025	1,369,994	1,369,994	-
Bank of Jiangsu (1)	4.00%	September, 2025	1,369,994	1,369,994	1,429,981
Shanghai Bank (2)	4.00%	February, 2025	1,095,996	1,095,996	-
Agricultura Bank of China (1)	3.35%	April, 2025	1,095,996	1,095,996	-
Bank of Jiangsu (1)	4.00%	July, 2025	684,998	684,998	714,990
Total				32,879,865	29,214,396

	Annual Interest Rate	Maturity (Months)	Principal	As of December 31, 2024	As of December 31, 2025
			USD	USD	USD
Long-term borrowings:
Bank of Wenzhou	5.55%	December, 2028	1,387,082	-	1,387,082
Total				-	1,387,082

(1)	These borrowings are pledged by the intellectual properties owned by Shanghai Xiao-I.

(2)	These borrowings are pledged by the intellectual properties owned by Shanghai Xiao-I, and guaranteed by Zhizhen Zhilian Artificial Intelligence Technology (Shanghai) Co., Ltd., the subsidiary of the Group, and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SHORT-TERM BORROWINGS (cont.)

(3)	These borrowings are pledged by the account receivables owned by Shanghai Xiao-I.

(4)	The Group is required to maintain a specified gearing ratio in accordance with the loan covenants under its agreement with China Construction Bank. As at December 31, 2024, the Group met the required leverage threshold under Chinese Accounting Standards. In May 2025, the Huangpu District People’s Court of Shanghai accepted a financial contract dispute filed by China Construction Bank Corporation Shanghai Branch against Shanghai Xiao-i, seeking repayment of loan principal and penalty interest totaling RMB25,036,162.25 ($3,494,913). The court has issued a final judgment ordering the defendant to pay the claimed amount. See Note 18 for details.

(5)	As of December 31, 2025, the borrowing was overdue. The Group is actively engaging with the bank to discuss repayment arrangements and related solutions.

(6)	These borrowings are subject to litigation. See Note 18 for details.

The interest expenses of short-term borrowings were $915,444, $1,311,845 and $1,343,885 for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted average interest rates of short-term loans outstanding were 4.18% and 4.33% per annum as of December 31, 2024 and 2025, respectively.

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

Material Terms of the Convertible Loan I:

●	Pre-Delivery Shares: The Company is also concurrently offering an additional ADS, at par, representing 333,334 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor I. Each holder of Pre-Delivery Shares is not permitted to sell, assign or transfer such Pre-Delivery Shares except in connection with a conversion of the Convertible Loan I of such holder to facilitate T+1 delivery of Conversion ADSs upon any conversion of Convertible Loan I. At such time when no Convertible Loan I remain outstanding, the remaining Pre-Delivery ADSs will be deemed surrendered and cancelled by the holder on the date the holder ceases to hold any Convertible Loan I. The offering of the Pre-Delivery ADSs is to ensure the Company’s timely delivery of Conversion Shares represented by Conversion ADSs on a T+1 basis with respect to future conversions of the Convertible Loan I.

●	Conversion at the Option of Holder: The Convertible Loan I will mature 360-days after the Issuance Date and will be convertible into the Group’s ADSs at a conversion price equal to $1.00 per ADS. Each holder of Convertible Loan I may convert all, or any part, of the outstanding principal of the Convertible Loan I, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Conversion Price” of $1.00 per ADS, subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions.

●	Interest Rate: the Convertible Loan I will bear interest at a rate of 6.0% per annum, which rate will increase to 15% in the event of occurrence and during the continuance of an event of default. Interest shall be payable on each interest date, which is the first calendar day of each calendar month with the first interest date being July 1, 2024. The Group may, at its option, pay interest on any interest date in cash or in a combination of cash interest and interest ADSs. The Interest Conversion Price shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Interest Date, (ii) 92% of the lowest VWAP of the ADSs during the ten 10 consecutive trading day period ending.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	CONVERTIBLE LOANS (cont.)

●	Alternate Conversion at Option of Holder: Each holder of Convertible Loan I may also convert all, or any part, of the outstanding principal of the Convertible Loan I, together with accrued and unpaid interest, any make-whole amount and any late charges thereon (subject to an additional 25% premium if an event of default then exists), at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Alternate Conversion Price” calculated the lower of:

	(i)	the Conversion Price then in effect; and

	(ii)	either,

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

The Company assessed the Convertible Loan I under ASC 815, identifying there are two embedded features, including conversion feature and redemption feature, and concluded that:

●	The conversion feature satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock, the conversion feature eligible for a scope exception from derivative accounting in accordance with ASC815-10-15-74 and the Company would not bifurcate the conversion feature.

●	The redemption feature requires cash settlement instead of settlement in shares, which is not eligible for a scope exception in accordance with ASC815-10-15-74, and the Group would bifurcate the redemption feature.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	CONVERTIBLE LOANS (cont.)

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

Convertible Loan III

On January 6, 2025, the Company entered into a Convertible Loan Agreement with the Investor I and the Investor II to issue and sell an aggregate principal amount of $4,637,840 convertible notes (the “Convertible Loan III”) with an 8% Original Issue Discount equal to $342,840. The Company anticipates using the proceeds for general working capital purposes.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	CONVERTIBLE LOANS (cont.)

Material Terms of the Convertible Loan III:

●	Conversion at the Option of Holder: The Convertible Loan III will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $7.201 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan III will bear interest at a rate of 6.0% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan III under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan III of $342,840 as a direct deduction from the face amount of the Convertible Loan III in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan III, with interest expenses of $219,220 for the year ended December 31, 2025.

During the year ended December 31, 2025, Investor I and Investor II completed a series of conversions of Convertible Loan III, pursuant to which the Group issued an aggregate of 4,708,110 ordinary shares at a conversion price ranging from $0.53-$1.43 per share.

Convertible Loan IV

On June 18, 2025, the Company entered into a Convertible Loan Agreement with the Investor I and Investor II to issue and sell an aggregate principal amount of $6,128,000 convertible notes (the “Convertible Loan III”) with an Original Issue Discount equal to $518,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Loan IV:

●	Conversion at the Option of Holder: The Convertible Loan IV will mature 12 months after the Purchase Price Date (as defined in the applicable Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $3.04428 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”). The conversion price will be further reduced by $0.05 per ADS to cover any receipt issuance fees incurred by the holder in connection with any conversion (the “Conversion Price”).

●	Interest Rate: The Convertible Loan IV will bear interest at a rate of 6% per annum, which will increase to 18% upon the occurrence and during the continuance of an event of default and upon written notice from the Investor. Each Note represents a general obligation of the Company and ranks pari passu with other obligations.

The Company assessed the Convertible Loan IV under ASC 815, identifying there are only conversion feature and concluded that the conversion feature is not required to be bifurcated as a separate unit of liability account as it satisfied the requirement of “fixed-for-fixed” criterion and is considered indexed to the Company’s own stock. Therefore, the Company accounts for the instrument as a liability in its entirety.

The Company recognized the issuance costs and the discount of Convertible Loan IV of $518,000 as a direct deduction from the face amount of the Convertible Loan IV in accordance with ASC835-30-45-1A. The debt issuance cost was amortized as interest expense using the effective interest method, over the term of the Convertible Loan IV, with interest expenses of $198,111 for the year ended December 31, 2025.

During the year ended December 31, 2025, Investor I and Investor II completed a series of conversions of Convertible Loan IV, pursuant to which the Group issued an aggregate of 13,624,755 ordinary shares at a conversion price ranging from $0.03-$1.96 per share. The ending balance of Convertible Loan IV was $5,111,080 as of December 31, 2025

On December 31, 2025, Investor I and Investor II elected to convert a portion of Convertible Loan IV into 13,624,755 ordinary shares at a conversion price of US$0.03- US$1.96 per share. The ending balance of Convertible Loan IV was $ 2,006,119 as of December 31, 2025.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025
Accrued expenses and other current liabilities:
Loan from third parties (1)	$9,445,508	$10,349,683
Payroll payable	5,690,806	9,701,281
Other tax payable	4,464,196	4,797,160
Interest payable	492,334	1,616,048
Professional service fees payable	137,737	482,743
Others	3,058,872	2,970,820
Accrued expenses and other current liabilities	$23,289,453	$29,917,735
Accrued liabilities, non-current：
Long-term loan from third parties (2)	2,534,490	3,764,131
Litigation related payable (3)	4,508,695	4,704,972
Accrued liabilities, non-current	7,043,185	8,469,103
TOTAL	$30,332,638	$38,386,838

(1)	Loan from third parties mainly consisted of:

Unsecured borrowings from third parties for ordinary business operation. For the borrowings, the interest rates range from 3.0% to 15.4% per annum and from 3.8% to 15.4% per annum for the years ended December 31, 2024 and 2025, respectively. The interest expenses were $633,942, $258,646 and $453,004 for the years ended December 31, 2023, 2024 and 2025. The borrowings are payable on demand.

Among them, five of the borrowings were sourced from five individuals or companies, who have no relationship with the Group. As of the date of this annual report, these borrowings remain overdue. The Group is actively engaging in negotiations with the aforesaid borrowers to secure an extension agreement. The loan are subject to litigation. See Note 18 for details.

(2)	Long-term loan from a third party primarily consisted of long-term loan for the purpose of investing in Zhizhen Guorui (Note 7) in February 2022, amounted to $3,764,131 as of December 31, 2025, with free interest rate in the first three years. The loan is due in five years, and if Zhizhen Guorui declares any cash dividend to the Group, the cash dividend would become the source to repay the loan in the first priority. The Group will repay the loan on the due day.

(3)	Litigation related payable mainly consisted of the litigation fee for the lawsuit between the Group and Apple paid by the third parties on behalf of the Group.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	EQUITY

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

As of December 31, 2024 and 2025, the Company had 31,949,038 and 55,235,284 ordinary shares issued.

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

For the year ended December 31, 2024 and 2025, total share-based compensation expenses recognized were $1,560,527 and $5,795,923. The table below presents a summary of the Group’s share-based compensation expenses:

	For the Year Ended December 31,
	2024	2025
Selling expenses	1,553	461
General and administrative expenses	1,556,761	5,795,357
Research and development expenses	2,213	105
Total	$1,560,527	$5,795,923

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

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION (cont.)

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

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION (cont.)

The following table summarized the Company’s share option activities under the Option Plans:

	Number of ordinary shares underlying	Weighted average exercise price
Balance, December 31, 2023	-	$-

Granted	967,076	$3.47
Exercised	-	$-
Forfeited	(15,300)	$0.75

Balance, December 31, 2024	951,776	$3.52

Exercisable, December 31, 2024	-	$-

Expected to vest, December 31, 2024	951,776	$3.52

	Number of ordinary shares underlying	Weighted average exercise price
Balance, December 31, 2024	951,776	$3.52

Forfeited	(90,132)	$0.75

Balance, December 31, 2025	861,644	$3.81

Exercisable, December 31, 2025	(287,215)	$3.81

Expected to vest, December 31, 2025	574,429	$3.81

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

On May 22, June 2, 2025, June 13 and September 4, 2025, the Company granted RSUs to two employees covering a total of 549,750 ordinary shares, with grant-date fair values ranging from $0.79 to $1.41 per share.

Each RSU represents the right to receive one ADS of the Company and fully vested upon grant. The Award payout shall be made to employees in a lump sum as soon as practicable but no later than two and a half months following each vesting date which coincides with the Grant Date.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION (cont.)

The following table summarized the Company’s restricted share unit activities under the 2023 Plan:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2023	-	$-

Granted	231,667	$1.59
Vested	(231,667)	$1.59
Forfeited	-	$-

Outstanding as of December 31, 2024	-	$-

The following table summarized the Company’s restricted share unit activities under the 2025 Plan:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2024	-	$-

Granted	549,750	$1.01
Vested	(549,750)	$1.01
Forfeited	-	$-

Outstanding as of December 31, 2025	-	$-

RSUs granted to employees are measured based on the closing price of RSUs on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these RSUs in 2024 and 2025 were $367,394 and $394,109. There was nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION (cont.)

Restricted Shares Units for non-employees

In 2024 and 2025, the Company granted RSUs, representing in total 692,321and 4,403,640 ordinary shares, to four external consultants for services, with the weighted average estimated fair value on the grant date of each ordinary shares underlying of $2.47 and $1.05. Each RSU represents the right to receive one ADS of the Group and fully vested upon grant.

The following table summarized the Group’s restricted share unit activities:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2023	-	$-

Granted	692,321	$2.47
Vested	(692,321)	$2.47
Forfeited	-	$-

Outstanding as of December 31, 2024	-	$-

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2024	-	$-

Granted	4,403,640	$1.05
Vested	(4,403,640)	$1.05
Forfeited	-	$-

Outstanding as of December 31, 2025	-	$-

RSUs granted to non-employees are measured based on the closing price of ADS on the grant date and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these RSUs in 2024 and 2025 were $540,022 and $5,483,225.

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

As of December 31, 2024 and 2025, there were nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	TAXATION (cont.)

The income tax provision consists of the following components:

	For the years ended December 31,
	2023	2024	2025
Current income tax expenses	$-	$-	$-
Deferred income tax expenses	3,787,692	-	-
Total income tax expenses	$3,787,692	$-	$-

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2023	2024	2025
Loss before income tax	$(23,218,076)	$(14,551,328)	$(101,826,416)
Loss tax expense at statutory tax rate	(5,804,519)	(3,637,833)	(25,456,604)
Additional deduction for R&D expenses	(11,671,270)	(7,426,068)	-
Investment loss/(income)	(18,886)	20,405	-
Non-deductible expenses	222,400	111,079	296,956
Tax effect of tax rate in a different jurisdiction	139,523	2,175,361	2,741,669
Effect of preferential tax rates	7,904,562	(2,388,224)	2,024,318
Deferred tax effect of tax rate change	-	(715,120)	-
Change in valuation allowance	15,011,112	(4,148,501)	4,378,640
Write-off of net operating loss (“NOL”)	78,655	123,034	-
Prior year true-up of NOL	(2,073,885)	15,885,867	16,014,986
Income tax expense	$3,787,692	$-	$-

The significant components of the net deferred tax assets are summarized below:

	As of December 31,
	2024	2025
Deferred tax assets:
Tax losses	$10,574,640	$5,298,347
Allowance for credit losses	1,866,187	2,730,841
Accrued expenses	854,045	1,462,159
Written-down of inventories	312,247	333,689
Non-deductible education expense	713	745
Advertising costs	200	209
Lease liabilities	189,650	9,011
Amortization of intangible assets	994,517	903,091
Valuation allowance	(14,590,077)	(10,728,558)
Total deferred tax assets	$202,122	$9,534
Deferred tax liabilities:
Right-of-use assets	(202,122)	(9,534)
Deferred tax assets, net	$-	$-

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards of approximately $64,006,738 and $ 108,099,845 , respectively. The Group has recognized an addition to the valuation allowance of $15,013,296, $984,663 and $4,259,475 for the years ended December 31, 2023, 2024 and 2025, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	TAXATION (cont.)

Changes in valuation allowance are as follows:

	As of December 31,
	2024	2025
Balance at the beginning of the year	$18,479,549	$14,590,077
Current year addition	984,663	(4,259,475)
Current year reduction	(5,133,164)	4,063,486
Deferred tax effect of tax rate change	715,119	-
Exchange rate effect	(456,090)	(3,665,530)
Balance at the end of the year	$14,590,077	$10,728,558

As of December 31, 2025, net operating loss carryforwards from PRC will expire, if unused, in the following amounts:

2026	$528,877
2027	327,944
2028	734,400
2029	19,467,792
2030	5,272,131
Thereafter	81,768,701
Total	$108,099,845

14.	LEASES

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

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2025
Right-of-use Assets	$833,030	$61,981

Lease payment liabilities-current	(483,658)	(40,098)
Lease payment liabilities- non-current	(295,962)	(18,390)
Total	$(779,620)	$(58,488)

The weighted-average discount rate for the operating lease was 5.00%, 5.00% and 5.00% as of December 31, 2023, 2024 and 2025. The amortization expenses of right-of-use assets were $615,968, $604,341 and $148,839 for the years ended December 31, 2023, 2024 and 2025.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	LEASES (cont.)

For the years ended December 31, 2023, 2024 and 2025, the lease expense was as follows:

	For the years ended December 31,
	2023	2024	2025
Operating leases cost excluding short-term rental expense	$698,455	$666,488	$164,217
Short-term lease cost	22,504	3,780	17,043
Total	$720,959	$670,268	$181,261

The following is a schedule of future minimum payments under our operating leases:

For the year ended December 31,	Operating Leases
2026	40,347
2027	19,047
Total lease payments	59,394
Less: imputed interest	(906)
Total	$58,488

15.	RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations, the Group’s VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s VIE and VIE’s subsidiaries, that are included in the Group’s consolidated net assets were approximately $72,416,973 and $72,416,973, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Zhejiang Baiqianyin Network Technology Co., Ltd (“Zhejiang Baiqianyin”)	An entity which has a common director of the Board of Directors with the Group

2	Shanghai Shenghan	An entity which the Group holds 16.56% equity interests

3	Shanghai Aoshu Enterprise Management Partnership (Limited Partnership) (“Shanghai Aoshu”)	An entity which is the Group’s employee stock ownership platform, and has a common director of the Board of Directors with the Group

4	Jiaxing Sound Core Intelligent Technology Co., Ltd	An entity which Shanghai Shenghan holds 20% equity interests

5	Hui Yuan	Chairman of the board, one of the major shareholders holding 10.24% (excluded the preferred shares) equity interests of the Company

6	Jiaxing Chiyu Investment Partnership (limited Partnership)	A predecessor shareholder which holds 5.44% equity interests of the Company

7	Zhizhen Guorui	An entity which the Group holds 26% equity interests

8	Shanghai Machinemind Intelligent Technology Co., Ltd.	An entity which the Group holds 18% equity interests

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2025
Due from related parties-current
Other receivables
Zhizhen Guorui (a)	$13,587,536	$14,092,369
Shanghai Aoshu (b)	19,255	20,098
Allowance for credit losses	(19,255)	(14,091,111)
Total	13,587,536	21,356

(a).	The balance consisted of:

(i)	On March 31, 2023, the Group entered into agreement to provide a loan to Zhizhen Guorui, an equity investment of the Group, with a maximum amount of $14,084,705 (RMB100.0 million) and interest-free. As of December 31, 2024, the actual loan provided by the Group to Zhizhen Guorui amounted to $13,480,745 (RMB98.4 million). The Group anticipates that it will be able to repay the loan within one year. For the years ended December 31, 2025, the Group made full provision of receivables based on the management’s estimation of the collectability of the receivable;

(ii)	As of December 31, 2024 and 2025, the prepayment of $106,791 and $21,356 to Zhizhen Guorui for the purchase of technology development service.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS (cont.)

(b).	Other receivable from Shanghai Aoshu was the payment to an employee on behalf of Shanghai Aoshu. For the years ended December 31, 2023, 2024 and 2025, the Group made full provision of receivables from Shanghai Aoshu based on the management’s estimation of the collectability of the receivable from Shanghai Aoshu;

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2025
Due to related parties-current
Accounts payable
Shanghai Shenghan	$67,068	$70,004

Hui Yuan	150,000
Subtotal-due to related parties-current	217,068	70,004

Due to related parties-non current
Hui Yuan(c)	$7,336,833	$7,602,043
Subtotal-due to related parties-non current	7,336,833	7,602,043
Total	$7,553,901	$7,672,047

(c)	Hui Yuan provided several interest-free loans to the Group for its daily operation needs before 2022. In 2023, the Group entered into agreement with Hui Yuan to establish an annual interest rate for the outstanding loans. The interest shall be calculated at an annual rate of 6.8% based on the actual number of days used from January 1, 2023. The maturity of the loans from Hui Yuan will be extended based on mutual consent. As of December 31, 2024 and 2025, the corresponding balance due to Hui Yuan was $7,336,833 and $7,602,043, respectively.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS (cont.)

Significant transactions with related parties

	For the years ended December 31,
Nature	2023	2024	2025
Technology service fee payable
Zhizhen Guorui	$661,010	$699,404		$180,173
Shanghai Shenghan	-	7,991		3,409

Technology service fee paid
Zhizhen Guorui	$684,412	$878,512		$92,499
Shanghai Shenghan	112,980	21,888		3,409

Loans from a related party
Hui Yuan	$400,000	$-		$-

Repayment of loans from a related party
Hui Yuan	$-	$812,747		$474,786

Interest-free loans from related parties
Zhejiang Baiqianyin	$290,076	$-	$
Hui Yuan	-	150,000		-

Interest-free loans repayment to related parties
Jiaxing Chiyu Investment Partnership (limited Partnership)	$-	$416,916		$-
Hui Yuan	1,355,760	-		150,000
Jiaxing Sound Core Intelligent Technology Co., LTD	31,776	-		-
Zhejiang Baiqianyin	141	-		-

Interest-free loans to a related party
Zhizhen Guorui	$13,896,539	$-		$-

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	CONCENTRATION OF CREDIT RISK

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the Years ended December 31,
	2023		2024			2025
	Amount	%	Amount	%		Amount	%
Percentage of the Group’s total revenue
Customer A	17,311,971	29.3%	15,724,792	22.4%		3,932,948	31.9%
Customer B	-	-%	*	*		1,820,032	14.8%
Customer C	6,297,152	10.6%	*	*	%	1,456,341	11.8%
Customer D	7,354,358	12.4	*	*	%	-	-

*	represent percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2024		2025
	Amount	%	Amount	%
Percentage of the Group’s accounts receivable, net
Customer A	17,781,671	32.0%	22,883,269	90.8%
Customer B	6,105,155	11.0%	-	-
Customer C	8,842,813	15.9%	-	-

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the Years ended December 31,
	2023		2024			2025
	Amount	%	Amount	%		Amount	%
Percentage of the Group’s total purchase
Supplier A	23,547,294	37.6%	14,630,821	24.4%		8,399,124	21.5%
Supplier B	12,974,197	20.7%	*	*	%	7,215,198	18.5%
Supplier C	9,303,874	14.9	*	*	%	6,266,499	16.1%
Supplier D	7,999,350	12.8	*	*	%	5,044,067	12.9%
Supplier E	-	-%	-	-		4,613,168	11.8%

*	represent percentage less than 10%

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	COMMITMENTS AND CONTINGENCIES

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

Patent Infringement Litigation in the PRC

On August 3, 2020, Shanghai Xiao-i filed a lawsuit with the High People’s Court of Shanghai in China, against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding that Apple cease its infringement of Shanghai Xiao-i’s intelligent assistant patent (ZL200410053749.9 invention patent) by its Siri (intelligent assistant) (the “Patent Infringement Case”). The lawsuit seeks various remedies, including but not limited to, requiring Apple to stop manufacturing, using, offering to sell, selling or importing products that infringe Shanghai Xiao-i’s patent, and a temporary claim amount of 10 billion yuan (RMB). On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-i against Apple. On September 4, 2021, Shanghai Xiao-i filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-i’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-i with the Shanghai High People’s Court, requesting confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and ordered Shanghai Xiao-i to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million temporarily. On January 29, 2024, the Shanghai High Court decided to merge the above two cases for trial, and they are currently under review. On March 27, 2023, the Beijing Intellectual Property Court notified that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-i, regarding the 58271 and 58272 Review Decision of Request for Invalidation, and the lawsuit was dismissed on June 28, 2024. As of the date of this interim report, the Patent Infringement Case is still pending.

 Securities Class Action Litigation

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

Separately, on October 15, 2024, a second securities class action lawsuit was filed in the U.S. District Court for the Southern District of New York alleging violations of both the Securities Act and the Securities Exchange Act of 1934. The complaint focuses on similar alleged misrepresentations in the IPO filings and alleges the company failed to disclose material risks about its technology and commercialization prospects. Xiao-I disclosed that it intends to vigorously contest both lawsuits. Xiao-I Corporation submitted pre-motion to dismiss letters on May 7, 2025, and motions to dismiss are due on June 9, 2025. The plaintiff filed the second amended class action complaint to the court on June 30,2025. Xiao-I Corporation filed the motion to dismiss to the Plaintiff’s second amended complaint on September 2, 2025.The Company believes the claims are without merit and intends to vigorously defend the action. At this time, the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter.

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	COMMITMENTS AND CONTINGENCIES (cont.)

PRC Financial and Commercial Litigation

In November 2024, Baiyun District People’s Court of Guiyang accepted a contract dispute filed by Guiyang Comprehensive Bonded Zone Intelligent Link Technology Co., Ltd. against Shanghai Xiaoi, seeking payment of outstanding rental fees and overdue payment interest totaling RMB5,403,917.65 ($754,358). The case is currently pending second-instance proceedings, and no final judgment has been rendered.

In May 2025, the Huangpu District People’s Court of Shanghai accepted a financial contract dispute filed by China Construction Bank Corporation Shanghai Branch against Shanghai Xiao-i, seeking repayment of loan principal and penalty interest totaling RMB25,036,162.25 ($3,494,913). The court has issued a final judgment ordering the defendant to pay the claimed amount.

In July 2025, the Qingpu District People’s Court of Shanghai accepted a private lending dispute filed by Quan Feng against Shanghai Xiao-i, seeking repayment of principal, interest, and legal fees totaling RMB15,116,000 ($2,110,112). The case was resolved through mediation under an installment repayment plan.

In June 2025, the Huangpu District People’s Court of Shanghai accepted a private lending dispute filed by Shanghai Tianyong Asset Management Co., Ltd. against Shanghai Xiao-i, seeking payment of principal and attorney fees totaling RMB13,060,000 ($1,823,106), plus interest. In August 2025, following a jurisdictional objection by the defendant, the case was transferred to the Jiading District People’s Court of Shanghai. The case has not yet been heard.

In July 2025, the Jiading District People’s Court of Shanghai accepted a financial contract dispute filed by Jiangsu Bank Co., Ltd. Shanghai Jiading Branch against Shanghai Xiao-i, seeking repayment of outstanding loan principal, penalty interest, compound interest, attorney fees, and litigation costs totaling RMB20,139,027.78 ($2,811,300). The second-instance trial rendered a final judgment on April 28, 2025, dismissing the appeal and upholding the original judgment.

In October 2025, the People’s Court of Pudong New Area, Shanghai accepted a financial contract dispute filed by Bank of Ningbo Limited Shanghai Branch against Shanghai Xiao-i, seeking repayment of outstanding loan principal, penalty interest, and compound interest totaling RMB20,151,522.30 ($2,813,044). The case has been heard, but no judgment has been rendered.

In October 2025, the Jiading District People’s Court of Shanghai accepted a financial contract dispute filed by Shanghai Rural Commercial Bank Co., Ltd. Jiading Branch against Shanghai Xiaoi, seeking repayment of principal and overdue interest totaling RMB10,023,435.07 ($1,399,218). The plaintiff has since withdrawn the lawsuit.

In April 2025, Minhang District People’s Court of Shanghai accepted a real estate lease contract dispute filed by Shanghai Caohejing Development Zone High-Tech Park Development Co., Ltd. against Shanghai Xiaoi, seeking payment of amounts totaling RMB4,748,644.08 ($662,885) after offsetting the security deposit, excluding interest and post-termination occupation and use fees. The court has issued a final judgment ordering the defendant to pay the claimed amount.

In July 2025, the Tianjin Free Trade Zone People’s Court accepted a service contract dispute filed by Lion Public Relations Consultants (Tianjin) Co., Ltd. against Shanghai Xiaoi, seeking payment of service fees and overdue payment interest totaling RMB602,088.36 ($84,048). The case is currently pending, and no final judgment has been rendered.

In August 2025, the Jing’an District People’s Court of Shanghai accepted a financial loan contract dispute filed by Bank of Nanjing Co., Ltd., Shanghai Branch against Shanghai Xiaoi, seeking repayment of outstanding loan principal and related interest totaling approximately RMB9,907,358.11 ($1,383,014). The case was heard on November 6, 2025, and no final judgment has been rendered.

During 2025, in addition to the aforementioned litigation, Xiao-I was involved in 14 other lawsuits within China, primarily arising from contractual disputes in business operations. Among these, Xiao-I served as the plaintiff in 4 cases, with a total involved amount of approximately RMB 2,837,875($396,152.07). Xiao-I was the defendant in 10 cases, with a total amount in dispute of approximately RMB 5,176,315.09($722,585.72).

XIAO-I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	COMMITMENTS AND CONTINGENCIES (cont.)

Shareholder Litigation

In June 2025, the People’s Court of Pudong New Area, Shanghai accepted a shareholder rights infringement case filed by Shanghai Jixuan Enterprise Management Consulting Partnership (Limited Partnership) against Xiao-I Corporation and Yuan Hui. The plaintiff alleged that the defendants’ failure to promptly assist shareholders in converting Cayman Islands common shares into American Depositary Shares (ADS) for secondary market trading resulted in diminished stock value and financial losses. The plaintiff sought a court order requiring the defendants to: ) the release of lock-up restrictions on 183,660 American Depositary Shares and conversion of the related ADRs, and (ii) compensation of RMB2,265,315.41. The defendants filed a jurisdictional objection in August 2025, and the court has not yet issued a ruling. The case has not been heard.

In September 2025, the People’s Court of Pudong New Area, Shanghai accepted a shareholder rights infringement case filed by Shanghai Jiding Enterprise Management Consulting Partnership (Limited Partnership) against Xiao-I Corporation and Yuan Hui. The plaintiff alleged that the defendants’ failure to promptly assist shareholders in converting Cayman Islands common shares into American Depositary Shares (ADS) for secondary market trading resulted in diminished stock value and financial losses. The plaintiff seeks, among other relief, (i) the release of lock-up restrictions on 980,661 American Depositary Shares and conversion of the related ADRs, and (ii) compensation of RMB12,108,027.86 ($1,690,216).  The defendants filed a jurisdictional objection in October 2025, and the court has not yet issued a ruling. The case has not been heard.

Labor Disputes

During 2024, Xiao-I is involved in labor disputes in China involving more than 40 former employees who were laid off as part of a workforce optimization initiative. The disputes primarily relate to claims for unpaid wages, social insurance contributions, housing fund payments, and severance compensation. The total amount of claims asserted exceeds RMB 5 million. During 2025, the Company was involved in multiple labor disputes in China involving more than 109 former employees laid off pursuant to a workforce optimization plan. These disputes primarily relate to alleged unpaid wages, social insurance contributions, housing provident fund payments, and severance compensation, with total claims exceeding RMB 18 million. As of the date of this interim report, more than 35 cases remain pending before local labor arbitration authorities, and the remaining cases have been concluded. For cases that have been concluded, the company is actively making repayments while negotiating with employees to establish payment plans with extended deadlines. The Company is actively engaging with relevant agencies to seek resolution. While management does not currently expect the outcome to have a material adverse effect on its unaudited condensed consolidated financial statements, the disputes could adversely affect employee morale, operational efficiency, or public perception.

In the opinion of management, except for the litigations mentioned above, there were no other pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these unaudited condensed consolidated financial statements.

19.	SUBSEQUENT EVENTS

On April 20, 2026, the Board of Directors of the Company approved by unanimous written resolutions to change the ratio of American Depositary Shares (ADS) to ordinary shares from one (1) ADS representing one-third of one ordinary share to 1 ADS representing 60 ordinary shares. No fractional new ADSs will be issued in connection with the ratio change. Instead, fractional entitlements will be aggregated and sold by the depositary bank, and the net cash proceeds will be distributed to the applicable ADS holders.

The Group has evaluated subsequent events through May 15, 2026, the date of issuance of the consolidated financial statements, and noted that there are no other subsequent events.

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

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2024	2025
ASSETS
Cash and cash equivalents	$2,442		$4,140
Prepaid expenses and other current assets, net	49,049		709,976
Amount due from intercompany-current	32,055,968		39,456,083
TOTAL ASSETS	$32,107,459		$40,170,199

LIABILITIES
Accounts payable	$38,412	$
Convertible loans	216,756		2,006,118
Accrued expenses and other current liabilities	335,563		331,885
Investment deficit in subsidiaries	43,544,549		137,728,637
Amount due to intercompany-current	174,593		658,318
TOTAL LIABILITIES	$44,309,873		$140,724,958

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 31,949,038 shares and 55,235,284 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	$1,598		$2,762
Preferred shares (par value of $0.00005 per share; 3,700,000 and 3,700,000 preferred shares authorized as of December 31, 2024 and 2025, respectively; 3,700,000 and 3,700,000 preferred shares issued and outstanding as of December 31, 2024 and 2025, respectively)	185		185
Additional paid-in capital	115,745,140		130,134,778
Statutory reserve	237,486		237,486
Accumulated deficit	(125,338,509)		(226,559,555)
Accumulated other comprehensive loss	(2,848,314)		(4,370,415)
Total shareholders’ deficit	$(12,202,414)		$(100,554,759)

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended December 31,
	2023	2024	2025
Operating expenses:
Selling expenses	$(811,129)	$(146,929)	$(461)
General and administrative expenses	(1,496,239)	(8,231,966)	(8,032,086)
Research and development expenses	-	(2,213)	(105)
Other income	161,408	100,983	(526,409)
Share of loss in subsidiaries and VIEs	(24,315,847)	(6,225,339)	(92,661,985)
Loss before income tax provision	(26,461,807)	(14,505,464)	(101,221,046)
Provision for income tax	-	-	-
Net loss	$(26,461,807)	$(14,505,464)	$(101,221,046)

PARENT COMPANY STATEMENTS OF CASH FLOW

	Years ended December 31,
	2023	2024	2025
Net cash used in operating activities	$(21,749,842)	$(5,476,392)	$(9,883,802)
Net cash used in investing activities	(13,000,000)	-	-
Net cash provided by financing activities	34,750,627	5,476,945	9,885,500
Net cash inflow	$785	$553	$1,698