Form 20-F/A
period 2025-12-31
Xiao-I Corp
filed 2026-05-22
CIK 1935172

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

Room 501, No. 363, Lane 1555 Jinshajiang West, Jiading District Shanghai, China 201803
(Address of Principal Executive Offices)

Mingqu Lin Room 501, No. 363, Lane 1555 Jinshajiang West, Jiading District Shanghai, China 201803 Tel: +86 021-64435203 Fax: +86 021-52270508
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Laura Hemmann, Esq.
iTKG Law LLC
100 Corporate Dr,
Lebanon, New Jersey 08833
Phone: +1 (835)-222-4854

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
American Depositary Shares, each representing sixty Ordinary Shares, par value $0.00005 per share	AIXI	Nasdaq Global Market

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

EXPLANATORY NOTE

Xiao-I Corporation is filing this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the Securities and Exchange Commission on May 15, 2026, to update and supplement certain disclosures, correct certain exhibit-related matters, and file additional exhibits. This Amendment No. 1 amends and restates the Annual Report in its entirety. This Amendment No. 1 does not amend or restate the Company’s audited consolidated financial statements included in the Annual Report.

Except as described above, this Amendment No. 1 does not modify or update disclosures to reflect events occurring after the original filing date, except to the extent expressly set forth herein.

i

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context requires otherwise, the reference in this annual report to:

●	“Xiao-I” or the “Company” or “we” or “us” is to Xiao-I Corporation, an exempted company with limited liability incorporated under the laws of Cayman Islands;

●	“AI Plus” is to AI Plus Holding Limited, organized under the law of British Virgin Islands, as Xiao-I’s intermediate holding company;

●	“Xiao-I Technology” is to Xiao-I Technology Limited, organized under the law of Hong Kong, which is wholly owned by AI Plus;

●	“WFOE” is to Zhizhen Artificial Technology (Shanghai) Company Limited (“Zhizhen Technology”), a limited liability company established and existing under the laws of the PRC, which is wholly owned by Xiao-I Technology;

●	“Shanghai Xiao-I” or the “VIE” is to Shanghai Xiao-I Robot Technology Co., Ltd., a company limited by shares established and existing under the laws of the PRC;

●	“the PRC operating entities” refers to the VIE, Shanghai Xiao-I, and its subsidiaries;

●	“Memorandum and Articles of Association” means the amended and restated memorandum of association (“Memorandum”) and the amended and restated articles of association (“Articles of Association”) of Xiao-I;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and excluding Taiwan for the purposes of this annual report only; the term “Chinese” has a correlative meaning for the purpose of this annual report;

●	“Mainland China”, “mainland of PRC” or “mainland PRC” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only; the term “mainland Chinese” has a correlative meaning for the purpose of this annual report;

●	“PRC government”, “PRC regulatory authorities”, “PRC authorities”, “PRC governmental authorities”, “Chinese government”, “Chinese authorities” or “Chinese governmental authorities” is to the government of mainland China for the purposes of this annual report only; and the similar wordings have a correlative meaning for the purpose of this annual report;

●	“PRC laws and regulations”, “PRC laws”, “laws of PRC”, “Chinese laws and regulations” or “Chinese laws” are to the laws and regulations of mainland China; and the similar wordings have a correlative meaning for the purpose of this annual report;

●	“Ordinary Shares” are to the ordinary shares of the Company, par value US$0.00005 per share;

●	“$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars;

●	“RMB” and “¥” are to Renminbi;

●	“Companies Act” is to the Companies Act (As Revised) of the Cayman Islands.

●	“ADSs” refer to Xiao-I’s American depositary shares. Effective May 11, 2026, each of which represents sixty Ordinary Shares. Prior to such ADS ratio change, each ADS represented three Ordinary Shares.

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

Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Xiao-I’s WFOE generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of Xiao-I’s WFOE to use its Renminbi revenues to pay dividends to Xiao-I. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of Xiao-I’s WFOE to pay dividends or make other kinds of payments to Xiao-I could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. As of the date of this annual report, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance. In 2023, WFOE has successfully opened a new capital account with Bank of Ningbo. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers to its capital account with Bank of Ningbo from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result.

Additionally, the transfer of funds among the PRC operating entities are subject to the Provisions on Private Lending Cases, which was implemented on January 1, 2021, to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not prohibit using cash generated from one PRC operating entity to fund another affiliated PRC operating entity’s operations. Xiao-I or the PRC operating entities have not been notified of any other restriction which could limit the PRC operating entities’ ability to transfer cash among each other.

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

This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB 6.9931 to $1.00 on December 31, 2025, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. Xiao-I makes no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Holding Foreign Companies Accountable Act

Pursuant to the HFCAA if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As a result of such trading prohibition, the Nasdaq Global Market may make a determination to delist our securities. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “Determinations”). However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed The audit reports included in this annual report were issued by CHI-LLTC and Assentsure PAC, each an independent registered public accounting firm registered with the PCAOB. CHI-LLTC, which issued the audit report for the year ended December 31, 2025, is headquartered in Malaysia and has served as the Company’s auditor since 2026. Assentsure PAC, which issued the audit report for the consolidated balance sheet as of December 31, 2024 and the related consolidated statements for each of the two years in the period ended December 31, 2024, is headquartered in Singapore and served as the Company’s auditor from 2022 to 2025. As of the date of this annual report, neither CHI-LLTC nor Assentsure PAC was included in the list of PCAOB Identified Firms in the Determination Report. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. As such, as of the date of this annual report, Xiao-I’s auditor is not subject to the Determinations announced by the PCAOB. However, Xiao-I cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to it after considering the effectiveness of its auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that Xiao-I’s auditor cannot be inspected by the PCAOB because of a position taken by an authority in a foreign jurisdiction in the future, and that the PCAOB may re-evaluate its determination as a result of any obstruction with the implementation of the Statement of Protocol. Such lack of inspection or re-evaluation could cause trading in Xiao-I’s securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA, and, as a result, Nasdaq may determine to delist Xiao-I’s securities, which may cause the value of Xiao-I’s securities to decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors —Risks Relating to Doing Business in China— The HFCCA and the AHFCCA passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Global Market, and Nasdaq may determine to delist our securities if in the future the PCAOB determines that it cannot inspect or fully investigate our auditor.”

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

Currently, most of our shareholders have completed Circular 37 Registration and are in compliance. Some of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration. All our significant shareholders, directors and officers have completed Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37. In addition, as of the date of this annual report, seven of our shareholders did not register according to the registration procedures stipulated in Circular 37 Registration of the SAFE when they conducted their other external investment activities unrelated to us. As a result, these shareholders may be subject to penalties themselves, and WFOE may be unable to open a new capital account with relevant banks within China according to their internal control policies and may be restricted from remitting funds or handling other foreign exchange businesses within China unless and until we remediate the non-compliance. However, WFOE has successfully opened a new capital account with Bank of Ningbo in 2023. Apart from a small amount of the IPO proceeds reserved for overseas use, we were able to transfer the rest of the IPO proceeds from overseas to WFOE for VIE’s product development and operations through both WFOE’s new capital account with Bank of Ningbo and WFOE’s pre-existing capital account with Agricultural Bank of China where WFOE has reserved foreign exchange quota. So long as there are no changes to PRC laws and regulations, or internal control policies of Bank of Ningbo, we are not aware of any substantial obstacles for WFOE to receive fund transfers from overseas in the near future. However, should there be any changes to PRC laws and regulations or internal control policies of Bank of Ningbo in the future, WFOE then may be restricted from transferring funds from overseas to its capital account with Bank of Ningbo as a result.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On December 18, 2020, the HFCAA was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to inspect or investigate completely the registered public accounting firm that issued the audit report for the issuer because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for two consecutive years, the issuer’s securities may be banned from trading on a national exchange or through other methods.

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

The lack of access to the PCAOB inspection in China could prevent the PCAOB from fully evaluating audits and quality control procedures of auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

On December 15, 2022, the PCAOB board announced that it had completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, a provision reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Xiao-I’s ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to Xiao-I, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of Xiao-I’s auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. As such, as of the date of this annual report, Xiao-I’s auditor is not subject to the Determinations announced by the PCAOB. However, Xiao-I cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to it after considering the effectiveness of its auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that Xiao-I’s auditor cannot be inspected by the PCAOB because of a position taken by an authority in a foreign jurisdiction in the future, and that the PCAOB may re-evaluate its determination as a result of any obstruction with the implementation of the Statement of Protocol. Such lack of inspection or re-evaluation could cause trading in Xiao-I’s securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA, and, as a result, Nasdaq may determine to delist Xiao-I’s securities, which may cause the value of Xiao-I’s securities to decline or become worthless.

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

Assentsure PAC, our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2024, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB. . On April 13, 2026, we dismissed Assentsure PAC and appointed CHI-LLTC as our independent registered public accounting firm, effective April 13, 2026. CHI-LLTC is our current independent registered public accounting firm as of the date of this annual report. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. Such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Issuances of Convertible Promissory Notes Could Result in Significant Dilution to Our Existing Shareholders and Restrict Our Future Financing Flexibility

In 2024 and early 2025, we issued convertible promissory notes in certain private placement transactions. As of the date of this annual report, all of these convertible promissory notes had been converted in full, and none of such notes remained outstanding.

On April 29, 2026, we issued a convertible promissory note to Streeterville Capital, LLC. This note remains outstanding as of the date of this annual report and is convertible into our ADSs at a conversion price based on the market price of our ADSs at the time of conversion, subject to the terms and conditions of the note. If the note is converted, we may be required to issue a substantial number of ADSs, which would dilute the ownership interests of existing shareholders. Because the conversion price is market-based, the number of ADSs issuable upon conversion may increase if the market price of our ADSs declines.

In addition, the financing agreement relating to the April 2026 note contains restrictions on our ability to issue additional securities or incur new indebtedness without the investor’s consent, as well as other financing-related covenants. These restrictions may limit our ability to raise future financing on favorable terms, or at all.

If we are unable to manage the dilution and financing restrictions associated with our outstanding convertible promissory note, our share price could decline significantly, and our ability to fund our operations and grow our business could be adversely affected.

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

On December 17, 2025, we received a notification letter from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5450(b)(2)(C), because the market value of our publicly held shares was below the minimum $15.0 million requirement for continued listing on the Nasdaq Global Market for the previous 30 consecutive business days. On April 23, 2026, Nasdaq notified us that we had regained compliance with Listing Rule 5450(b)(2)(C), after the market value of our publicly held shares had been $15.0 million or greater for ten consecutive business days from April 9, 2026 through April 22, 2026, and that the matter was closed.

On May 11, 2026, we implemented a further change in our ADS ratio from one ADS representing three ordinary shares to one ADS representing sixty ordinary shares, effectively constituting a one-for-twenty reverse ADS split. Although we have regained compliance with the Nasdaq listing standards described above, there can be no assurance that we will be able to maintain compliance with Nasdaq’s continued listing requirements in the future.

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

If our ADSs are delisted from Nasdaq, the liquidity and trading price of our ADSs could be materially and adversely affected, our ADSs may trade only on an over-the-counter market, and our ability to raise capital on acceptable terms, or at all, could be materially impaired.

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

On December 13, 2023, we issued 3,700,000 preferred shares, each with a par value of US$0.00005 and carrying a voting right equivalent to 20 votes (the “3.7 million Preferred Shares” or the “Preferred Shares”) to ZunTian Holding Limited (“ZunTian”), an existing shareholder of Xiao-I (the “Issuance”). ZunTian is a BVI-incorporated company wholly owned and controlled by Mr. Hui Yuan (“Mr. Yuan”). Mr. Yuan was the CEO and Chairman of the Company and a recognized A1 industry key opinion leader and domain expert. Previously, Mr. Yuan beneficially owned more than 50% of the voting power of Xiao-I, which resulted in the Company being a “controlled company” under the Nasdaq listing rules and entitled the Company to exemptions from complying with certain corporate governance requirements. As of the date of this annual report, Mr. Yuan is no longer our CEO and Chairman of the Board and beneficially owns approximately 31% of our voting power. Accordingly, we no longer qualify as a “controlled company” under the Nasdaq listing rules and may no longer rely on the controlled company exemptions from certain Nasdaq corporate governance requirements. We are therefore required to comply with the applicable Nasdaq corporate governance requirements, subject to any exemptions otherwise available to us as a foreign private issuer.

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

As of the date of this annual report, the notes described above had been converted in full and were no longer outstanding.

On April 29, 2026, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which the Company issued and sold to Streeterville a convertible promissory note in the original principal amount of $3.25 million. The purchase price for the note was $3.0 million, reflecting an original issue discount of $240,000 and $10,000 of transaction expenses included in the initial principal balance of the note. The note is unsecured, matures 12 months after the purchase price date, and bears interest at 6% per annum, which may increase upon the occurrence of an event of default. The note is convertible into ADSs at the option of the holder in accordance with the terms of the note. The Company also issued 8,503,369 ordinary shares as pre-delivery shares in connection with the transaction. As of the date of this annual report, the April 2026 note remained outstanding.

Under the April 2026 securities purchase agreement, Streeterville also has certain rights, subject to the terms and conditions of the agreement, to purchase additional convertible promissory notes. The agreement contains registration obligations with respect to the ADSs issuable upon conversion of the note and the resale of the pre-delivery shares, as well as certain covenants, including restrictions on certain future issuances, a most-favored-nation provision, a no-shorting covenant and a participation right. The Company intends to use the net proceeds from the transaction for working capital and general corporate purposes.

Legal Proceedings

Xiao-I is currently involved in multiple legal proceedings and disputes, including securities class actions, intellectual property litigation, and labor-related claims, please refer to “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Litigation” for more details and the recent developments of these proceedings and disputes.

Corporate Actions and Governance

ADR and Ordinary Share Exchange Ratio Increase

On August 23, 2024, Xiao-I Corporation implemented a change in its ADS ratio from one ADS representing one-third of an ordinary share to one ADS representing three ordinary shares, effectively constituting a one-for-nine reverse ADS split. This move aimed to boost the ADS trading price and regain compliance with Nasdaq’s minimum bid price requirement.

On May 11, 2026, the Company implemented a further change in its ADS ratio from one ADS representing three ordinary shares to one ADS representing sixty ordinary shares, effectively constituting a one-for-twenty reverse ADS split. The ADS ratio change was approved by the Company’s board of directors on April 20, 2026. The Company’s ordinary shares were not affected by the ADS ratio change, and no ordinary shares were issued or cancelled in connection with the ADS ratio change. Following the ADS ratio change, the Company’s ADSs continued to trade on the Nasdaq Global Market under the symbol “AIXI,” with a new CUSIP number of 98423X308.

Nasdaq Listing Rule Compliance

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

Following the ADS ratio change on August 23, 2024 as described above, on September 9, 2024, Nasdaq notified Xiao-I that it had regained compliance with Listing Rule 5450(a)(1), having maintained a closing bid price of at least $1.00 per ADS for ten consecutive business days.

On December 17, 2025, the Company received a notification letter from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5450(b)(2)(C), because the market value of its publicly held shares was below the minimum $15.0 million requirement for continued listing on the Nasdaq Global Market for the previous 30 consecutive business days. On April 23, 2026, Nasdaq notified the Company that it had regained compliance with Listing Rule 5450(b)(2)(C), after the market value of its publicly held shares had been $15.0 million or greater for ten consecutive business days from April 9, 2026 through April 22, 2026, and that the matter was closed.

Changes to Directors and Officers

In January 2026, the Company made certain changes to its directors, executive officers and board committee composition. Effective January 1, 2026, Mr. Jun Xu resigned from the board of directors and from the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the board, and Mr. Binbin Zhang was appointed as an independent director of the board and as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Effective January 16, 2026, Mr. Hui Yuan resigned as chairman of the board, Chief Executive Officer, and from the Compensation Committee and Nominating and Corporate Governance Committee, and Ms. Wei Weng resigned as Chief Financial Officer. Effective January 19, 2026, Mr. Yunlin Yu was appointed as chairman of the board, chairman of the Compensation Committee and chairman of the Nominating and Corporate Governance Committee. The foregoing changes were previously disclosed in the Company’s current reports on Form 6-K furnished to the SEC in January 2026.

Cease to Be a “Controlled Company”

We were previously a “controlled company” within the meaning of the Nasdaq listing rules because Mr. Yuan beneficially owned more than 50% of our voting power. As of the date of this annual report, Mr. Yuan beneficially owns approximately 31% of our voting power. Accordingly, we no longer qualify as a “controlled company” under the Nasdaq listing rules and may no longer rely on the controlled company exemptions from certain Nasdaq corporate governance requirements. We are therefore required to comply with the applicable Nasdaq corporate governance requirements, subject to any exemptions otherwise available to us as a foreign private issuer.

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

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Years Ended December 31,
	2023		2024		2025
	USD	%	USD	%	USD	%
Sale of cloud platform products	47,007,556	79.5%	40,877,256	58.1%	4,329,729	35.1%
Technology development service	7,839,700	13.3%	24,105,644	34.3%	2,147,523	17.4%
Sale of software products	1,566,455	2.6%	1,516,169	2.2%	472,559	3.8%
M&S service	2,676,185	4.5%	2,419,901	3.4%	4,809,979	39.0%
Sale of hardware products	75,363	0.1%	1,395,345	2.0%	567,894	4.6%
Total	59,165,259	100.0%	70,314,315	100.0%	12,327,684	100.0%

Our Competitive Advantages

We believe we have the following competitive advantages and they distinguish us from our competitors:

Our Pioneer Position in AI Technology and Focus on R&D

●	We believe that we pioneered the industry’s first cognitive intelligence and narrow artificial intelligence technology and have built on our culture of innovation.

●	Since its establishment in 2001, Xiao-I has focused on developing cognitive intelligence technologies based on its natural language processing and “AI” implementation in businesses, enjoying a privileged reputation in the “AI” industry. As a leading AI technology and industrialization service platform in China, through years of operation, Xiao-I has established cooperation with many leading companies amongst various industry verticals according to Frost & Sullivan. Our industry leadership is built on our pioneering research to commercialize AI technology.

●	Our first-mover advantage in natural language processing has made us a pioneer in formulating AI industry standards and creating more than 500 patents granted or pending. To protect its technology, in June 2012, Shanghai Xiao-I sued Apple Computer Trading (Shanghai) Co., Ltd., a subsidiary of Apple, Inc. for patent infringement and received the Supreme People’s Court Supreme Court Administrative Judgment, a final judgement confirming the validity of our patent in June 2020, but did not make a ruling on whether Apple infringed our patent. Specifically, according to the Patent Administration (Patent) Retrial Administrative Judgment issued by the Supreme People’s Court of China ((2017) ZGFXZ No. 34), in the retrial case of Shanghai Xiao-I and Apple Computer Trading (Shanghai) Co., Ltd. and the China National Intellectual Property Administration, the Supreme People’s Court determined that the invention patent named “A Chatbot System (Patent No.: 200410053749.9)” held by Shanghai Xiao-I is a valid patent. On August 3, 2020, after obtaining the final judgment confirming the validity of its patent, Shanghai Xiao-I filed another infringement lawsuit against Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together, “Apple”), demanding Apple to stop the infringement and compensate for the losses. On August 27, 2020, the High People’s Court of Shanghai formally accepted the Patent Infringement Case filed by Shanghai Xiao-I against Apple. On September 4, 2021, Shanghai Xiao-I filed a behavior preservation application (injunction) with the Shanghai High People’s Court, demanding Apple to immediately stop the patent infringement involving Siri, including but not limited to stopping the production, selling, offering to sell, importing or using of iPhone products that infringe Shanghai Xiao-I’s patent. On February 3, 2023, Apple filed a lawsuit against Shanghai Xiao-I with the Shanghai High People’s Court, requesting (i) confirmation that the iPhone SE, iPhone 12, and iPhone 13 series products equipped with Siri (the “products in question”) do not infringe on the patent rights of ZL200410053749.9 invention patent, and (ii) Shanghai Xiao-I to compensate the plaintiff for reasonable expenses, including lawyer fees, notarization fees, etc., totaling RMB 2 million currently. On January 29, 2024, the Shanghai High People’s Court decided to merge the above two cases for trial (the “Patent Infringement Case Trial”). On July 31, 2024, the Shanghai High People’s Court officially concluded the Patent Infringement Case Trial. On September 24 and November 1, 2024, the Shanghai High People’s Court held two hearings on the case, both Shanghai Xiao-i’s and Apple’s legal teams were in attendance for the hearing, which marks the latest step in this dispute. Shanghai Xiao-i is now awaiting the verdict On March 27, 2023, the Beijing Intellectual Property Court notified Shanghai Xiao-I that Apple Computer Trading (Shanghai) Co., Ltd. had filed a patent administrative lawsuit against the defendant China National Intellectual Property Administration and the third person, Shanghai Xiao-I, regarding the 58271 and 58272 Review Decision of Request for Invalidation. On June 28, 2024, the Beijing Intellectual Property Court ruled against Apple, upholding the validity of Shanghai Xiao-i’s patent. This ruling validated Shanghai Xiao-i’s intellectual property and paved the way for the subsequent trial. On March 27, 2026, the Supreme People’s Court rendered its final second-instance judgments on Apple’s appeal. In the ruling, the Supreme People’s Court formally rejected Apple’s application to have Xiao-I’s VIE’s relevant patents declared invalid and affirmed the legality and validity of such patents in full. This judgment constitutes a final and binding ruling under the laws of the People’s Republic of China, with no further right of appeal available to either party in respect of the patent validity determination.

●	We are a pioneer in AI +, with over 20 years of development and innovation, supported by four R&D centers, and collaboration with more than 10 universities.

Advantages of Our Products and Services

●	We develop and commercialize Metaverse-related offerings, including Virtual Humans and AR/VR.

●	We help our clients with their digital transformation using our cognitive intelligence and AI technologies.

●	We enable our customers to reap economies of scale by providing one-stop shop service from our extensive network of service hubs in their vicinity.

●	Our deep-rooted attention to quality assurance in our product and service offerings puts us ahead of our competitors.

●	We have a proven monetization model based on product differentiation, revenue source diversification, and customer loyalty.

●	Our products and services meet the needs of different customers and we maintain frequent client engagement for continuous business development and customer loyalty cultivation.

●	While our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master similar commercial arrangements in place with many of our customers, retaining customers over the long term.

●	Hua Zang LLM’s core strength:

†	Faster access: Quickly integrate our client’s system into the Hua Zang Ecosystem.

†	Lower cost: Conveniently access to the Hua Zang Ecosystem at a lower cost.

†	More efficient operations: AI gadgets, handy tools, and comprehensive guidance of operation provided on the platform leads to direct productization.

Our Robust Ecosystem of Partnerships

●	We have various regional sales teams including Shanghai, Beijing and Hong Kong.

●	We maintain good relationships with suppliers that have a good record of performance.

●	Our products cover large and medium-sized contact centers, financial institutions, communication operators, government services, industrial manufacturing, healthcare, and other customer groups.

●	We build strong and long-standing customer relationships with large enterprises in China. Our client list includes nearly all the industry giants in the banking and telecom industries in China.

Our Visionary and Seasoned Management

●	Our CEO Mr. Hui Yuan is a recognized AI industry Key Opinion Leader and domain expert.

●	Our team has deep technical expertise and proven track record of constant innovation.

●	We have proven ability to attract and retain highly qualified talent.

Challenges and Opportunities

Unique challenges and opportunities are presented for us to achieve continued growth in sales in each of the customer industries in which we operate.

Challenges, generally we found:

●	In the contact center industry, high labor costs and the requirement for continuous improvement create constant margin challenges. The low gross profit can also cause a decline in service quality, which limits the innovation ability of the industry.

●	In the financial industry, banks lack AI technology capabilities and independent wholly owned technology subsidiaries.

●	In the architecture industry, the degree of digitization is low, the architectural knowledge system is unstructured and the digital drawing review is a mere formality. A lot of manpower, material and financial resources are wasted.

●	In Metaverse, there are great differences in technical paths and the product form and the industry is far from mature. Many concepts have not reached an industry consensus.

●	In the manufacturing industry, many companies lack information technology talent and coordination and integration ability across departments, fields and enterprises.

●	In the healthcare industry, the level of information technology talent in urban and rural areas is unevenly distributed. Between urban and rural areas, the number of health technicians in cities is almost twice that in rural areas.

●	In city public services, the traditional urban public service supply model cannot meet new requirements of modern residents for the convenience, speed, efficiency and real-time urban government public services.

●	Technical Challenges, Talents and Investment: The development of large models necessitates a high level of specialized knowledge and technology, necessitating significant resource investments by companies to attract and cultivate top-tier talent. The research and development of large models involve substantial capital expenditures for the purchase and maintenance of high-performance computing equipment, storage systems, and other related infrastructure. As the scale of the models increases, the costs of training and deployment also continue to rise.

●	Compliance Issues: With the widespread application of large models, governments worldwide are increasingly strengthening their regulation of AI technology. Companies need to comply with evolving laws and regulations to avoid potential compliance risks. Large models may raise ethical issues such as privacy breaches, data security, and intellectual property rights. Companies must establish rigorous data management and protection mechanisms to maintain user trust and corporate reputation.

●	Security Concerns: Large models may be vulnerable to various security threats, including but not limited to adversarial sample attacks, backdoor attacks, and membership inference attacks. This requires companies to invest additional resources in enhancing the security of their models. As large models are applied in critical areas such as autonomous driving and financial transactions, the requirements for security will further increase.

●	Market Acceptance and User Education: The market acceptance of large model technology is not yet fully determined. Companies need to invest resources in market education to raise user awareness and acceptance of the value of large models. Users may have overly high expectations for large models, but they may encounter performance limitations and errors in practical applications. Companies need to set reasonable user expectations and provide transparent communication.

●	As an AI solution company, we also face many other challenges. For example: (i) the AI industry is highly competitive, OpenAI, Microsoft, Meta, Baidu, Alibaba and Tencent are all in this field, (ii) urban public services cover a wide range of areas which makes it difficult to fully and deeply understand customers’ businesses and their needs and (iii) the company’s investment may be insufficient.

Opportunities

●	These challenges have created tremendous and growing market opportunities for artificial intelligence solution services in China. We believe we are well-positioned to capture the growing market opportunities due to the infrastructure we have created. Our platform products and services are marketed and sold primarily to customers in the following industries: (1) Contact Center, (2) Finance, (3) Urban Public Service, (4) Construction, (5) Metaverse, (6) Manufacturing and (7) Smart Healthcare. With the development of Hua Zang Ecosystem, Hua Zang LLM is expected to further expand the industry application in the future.

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

The financial and operating impact of the matters described above is discussed in detail under “—Results of Operations” below. In addition to the matters discussed therein, we note that, viewed by delivery category, revenue from maintenance and support services was the only category that increased year over year, growing by US$2.39 million, or 98.8%, from US$2.42 million in 2024 to US$4.81 million in 2025, reflecting the renewal and expansion of recurring support arrangements with our existing customer base. We also continued to invest in our intellectual property portfolio during the year; as of May 1, 2026, the Group held 368 granted patents and 662 active patent applications globally, together with 246 registered trademarks and 146 registered computer software copyrights.

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

As of the date of this annual report, all of the convertible notes issued by us in June 2024, October 2024 and January 2025 as described above had been converted in full, and none of such notes remained outstanding.

April 2026 Convertible Promissory Note

On April 29, 2026, we entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which we issued and sold to Streeterville a convertible promissory note in the original principal amount of $3.25 million and 8,503,369 ordinary shares as pre-delivery shares. The purchase price for the note was $3.0 million, reflecting an original issue discount of $240,000 and $10,000 of transaction expenses included in the original principal amount of the note. The note is unsecured, matures 12 months after the purchase price date and bears interest at 6% per annum, which may increase to 18% per annum upon the occurrence of an event of default. The note is convertible into ADSs at a conversion price equal to 90% of the lowest daily VWAP of the ADSs during the 10 trading days immediately preceding the applicable measurement date, less $0.05 to cover ADS issuance fees. We may prepay all or a portion of the outstanding balance of the note upon 10 trading days’ prior written notice, subject to the holder’s conversion rights during the notice period, at a prepayment price equal to 110% of the portion of the outstanding balance being prepaid.

The securities purchase agreement also provides Streeterville with the right, subject to the terms and conditions of the agreement, to purchase up to two additional convertible promissory notes, each in the original principal amount of $270,000 and with a purchase price of $250,000. The agreement contains registration obligations with respect to the ADSs issuable upon conversion of the notes and the resale of the pre-delivery shares, as well as certain covenants, including restrictions on certain future issuances, a most-favored-nation provision, a no-shorting covenant and a participation right. We intend to use the net proceeds from the transaction for working capital and general corporate We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Grant of Equity Awards to Officers

On January 3, 2024 (the “Grant Date”), we granted Hui Yuan, our Chief Executive Officer (“CEO”), the right and option (the “Option”) to purchase 1,446,936.00 American Depository Shares (the “Shares”) of the Company, at a price per share of US$2.07 (the “Exercise Price”) with one-third vesting annually over three years, beginning on the first anniversary of the Grant Date, pursuant to the Company’s 2023 Share Incentive Plan. In addition, we granted the CEO and Wei Weng, our Chief financial Officer (“CFO”) each, an award of 50,000 and 30,000 Restricted Share Units (the “RSUs”), respectively (the “Award”). Each Restricted Share Unit represents the right to receive one American Depository Share of the Company. The RSUs fully vested upon grant. The Award payout shall be made to the CEO and CFO in a lump sum as soon as practicable, but in all cases within two and one-half (2-1/2) months following the vesting date, which is the Grant Date. In 2025, pursuant to the 2023 Share Incentive Plan and the 2025 Share Incentive Plan we granted a total of 71,559 RSUs to Director Wu Xiaomei, 11,988 RSUs to Director Xu Jun, and 48,678 RSUs to Director Lin Zhong. All of these equity incentives were fully distributed in the same year.

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

Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Mingqu Lin	-	-
Yiyang Shen	-	-
Yunlin Yu	-	-
Jun Wang	-	-
Binbin Zhang	-	-
H. David Sherman	-	-
All directors and executive officers as a group:	-	-
Other ≥ 5% Beneficial Owners(1)	-	-

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	As of the date hereof, ZunTian Holding directly holds 1,969,546 Class A ordinary shares and 3,700,000 preferred shares of the Company, representing 3.1% of the Company’s total issued share capital. Among these shares, the 1,969,546 Class A ordinary shares represent approximately 1.1% of the Company’s issued share capital, with each Class A ordinary share entitled to one vote, and the 3,700,000 preferred shares represent approximately 2.0% of the Company’s issued share capital, with each preferred share entitled to twenty votes. In addition, ZunTian Holding indirectly holds 1,286,420 Class A ordinary shares of the Company through iTeam Holding Limited, representing approximately 0.7% of the Company’s issued share capital, with each Class A ordinary share entitled to one vote. Accordingly, ZunTian Holding directly and indirectly holds an aggregate of approximately 3.8% of the Company’s equity interests, representing approximately 31% of the total voting power of the Company.

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

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

During 2024 and 2025, we issued certain convertible notes to institutional investors, including senior convertible notes issued in June 2024, a convertible promissory note issued in October 2024, and convertible promissory notes issued in January 2025. As of the date of this annual report, all such notes had been converted in full, and none of such notes remained outstanding.On April 29, 2026, we entered into a securities purchase agreement with Streeterville Capital, LLC, pursuant to which we issued and sold to Streeterville a convertible promissory note in the original principal amount of $3.25 million and 8,503,369 ordinary shares as pre-delivery shares. The purchase price for the note was $3.0 million, reflecting an original issue discount of $240,000 and $10,000 of transaction expenses included in the original principal amount of the note. The note is unsecured, matures 12 months after the purchase price date and bears interest at 6% per annum, which may increase to 18% per annum upon the occurrence of an event of default.

The note is convertible, at the option of the holder, into ADSs at a conversion price equal to the market price less $0.05 to cover ADS issuance fees, where the market price is 90% of the lowest daily VWAP of the ADSs during the 10 trading days immediately preceding the applicable measurement date. We may prepay all or a portion of the outstanding balance of the note upon 10 trading days’ prior written notice, subject to the holder’s conversion rights during the notice period, at a prepayment price equal to 110% of the portion of the outstanding balance being prepaid.

Under the securities purchase agreement, Streeterville also has the right, subject to the terms and conditions of the agreement, to purchase an additional convertible promissory note in the original principal amount of $270,000 upon the filing of the resale registration statement, provided that the resale registration statement is filed within 60 days after the first closing. Streeterville also has the right, for a period of two years from the first closing, to purchase an additional convertible promissory note in the original principal amount of $270,000. The securities purchase agreement contains registration obligations with respect to the ADSs issuable upon conversion of the notes and the resale of the pre-delivery shares, as well as certain covenants, including restrictions on certain future issuances, a most-favored-nation provision, a no-shorting covenant and a participation right.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Citibank, N.A., as depositary, registers and delivers the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. Each ADS represents sixty (60) Ordinary Shares deposited with Citibank, N.A. — Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, as custodian for the depositary.

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

For the Company’s ADS holders, the change in the ADS Ratio had the same effect as a one-for-nine reverse ADS split. On the Effective Date, holders of uncertificated ADSs in The Depository Trust Company (DTC) had their ADSs automatically exchanged and did not need to take any action. The exchange of every nine (9) then-held (existing) ADSs for one (1) new ADS occurred automatically at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by Citibank, N.A., the depositary bank (the “Depositary”). The Company’s ADSs continued to be traded on the Nasdaq Stock Market under the symbol “AIXI.”

No fractional new ADSs were issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs were aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) were distributed to the applicable ADS holders by the Depositary. The change in the ADS Ratio had no impact on the Company’s underlying ordinary shares, and no ordinary shares were issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price was expected to increase proportionally, although the Company gave no assurance that the ADS trading price after the change in the ADS Ratio would be equal to or greater than 9 times the ADS trading price before the change.

Effective on May 11, 2026, the Company further changed the ADS Ratio from one ADS representing 3 ordinary shares to one ADS representing 60 ordinary shares. For the Company’s ADS holders, this further change in the ADS Ratio had the same effect as a one-for-twenty reverse ADS split. On the effective date of this further ADS Ratio change, holders of uncertificated ADSs in DTC had their ADSs automatically exchanged and did not need to take any action. The exchange of every twenty (20) then-held ADSs for one (1) new ADS occurred automatically on the effective date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary. The Company’s ADSs continued to be traded on the Nasdaq Stock Market under the symbol “AIXI,” with a new CUSIP number of 98423X308.

No fractional new ADSs were issued in connection with the May 2026 change in the ADS Ratio. Instead, fractional entitlements to new ADSs were aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements, after deduction of fees, taxes and expenses, were distributed to the applicable ADS holders by the Depositary. The May 2026 change in the ADS Ratio had no impact on the Company’s underlying ordinary shares, and no ordinary shares were issued or cancelled in connection with the change in the ADS Ratio.

As a result of the May 2026 change in the ADS Ratio, the ADS trading price was expected to increase proportionally, although the Company gave no assurance that the ADS trading price after the change in the ADS Ratio would be equal to or greater than 20 times the ADS trading price before the change.

This matter has previously been disclosed in our current reports on Form 6-K filed with the SEC on August 5, 2024 and August 21, 2024, respectively, which are incorporated herein by reference. The May 2026 ADS Ratio change was previously disclosed in our current report on Form 6-K filed with the SEC on May 7, 2026, which is incorporated herein by reference. See “Item 10. Additional Information” for a description of the rights of securities holders.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to one material weakness in our internal control over the financial statement closing process.

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

We have implemented, and are continuing to implement, the following remediation measures to address the material weakness identified in our internal control over financial reporting:

(1)	We have established and continue to enhance our internal file management policies, including but not limited to: (i) establishing internal procedures for assigning sequential and unique contract numbers to each project; (ii) assigning responsibilities for file management to specific individuals and implementing segregation of duties; and (iii) developing and maintaining a standardized electronic worksheet that categorizes documents by date, name of project, revenue type, consideration of the contracts, M&S periods, and other key terms of the contracts.

(2)	We have implemented and continuing to enhance our documents control policies, including but not limited to: (i) requiring all documents to be properly labeled with their status, and revision history if any; and (ii) requiring all important documents and contracts to be submitted to the legal department for retention and review;

(3)	We have engaged third-party financial consultant to develop and refine clear guidelines for recognizing revenue and costs in accordance with U.S. GAAP, and provide training to our accounting personnel. Our responsible accounting personnel conduct regular review and analyses of revenue, costs, and gross margin to ensure timely and accurate recognition of revenue and costs based on the service periods. The third-party financial consultants also conduct second reviews of the revenue/cost recognition.

We are continuing to remediate the remaining material weakness and are taking steps to strengthen our internal control over financial reporting. Specifically, we are continuing to develop and implement a staffing plan to hire additional accounting and finance personnel and to engage additional qualified resources with appropriate knowledge and expertise to address complex accounting issues, effectively prepare financial statements, and support compliance with U.S. GAAP and SEC reporting requirements. We are also continuing to conduct regular U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we expect to continue to expend significant resources and provide significant management oversight.

(c) Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.

(d) Changes in Internal Control over Financial Reporting.

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16.F. Change in Registrant’s Certifying Accountant.

On April 13, 2026, the Company dismissed Assentsure PAC (“Assentsure”) and appointed CHI-LLTC as the Company’s independent registered public accounting firm, effective April 13, 2026. The change of auditor was made after careful consideration and an evaluation process by the Company and was approved by the audit committee of the board of directors of the Company.

The Company’s decision to change its independent registered public accounting firm was not the result of any disagreement between the Company and Assentsure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the Company’s two most recent fiscal years and the subsequent interim period through April 13, 2026, there were no “disagreements,” as described in Item 16F(a)(1)(iv) of Form 20-F, between the Company and Assentsure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Assentsure’s satisfaction, would have caused Assentsure to make reference to the subject matter of such disagreement in connection with its report on the Company’s financial statements for such periods.

During the Company’s two most recent fiscal years and the subsequent interim period through April 13, 2026, there were no “reportable events,” as described in Item 16F(a)(1)(v) of Form 20-F, except for the material weaknesses previously disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

The Company provided Assentsure with a copy of the disclosures in this Item 16.F and requested that Assentsure furnish a letter addressed to the SEC stating whether it agrees with the statements made herein. A copy of Assentsure’s letter was filed as Exhibit 16.1 to the Company’s current report on Form 6-K furnished to the SEC on May 5, 2026.

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

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant	20-F	001-41631	1.1	4/28/2023
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)	F-1/A	333-268889	4.1	2/13/2023
2.2	Registrant’s Specimen Certificate for Ordinary Shares	F-1	333-268889	4.2	12/20/2022
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	F-1/A	333-268889	4.3	2/13/2023
2.4	Form of Amendment No. 1 to the Deposit Agreement, by and among Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder	F-6	333-269502	(a)(i)	8/13/2024
2.5	Description of Securities					*
2.6	Form of Amendment No.2 to the Deposit Agreement, by and among Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder	F-6	333-269502	(a)(i)	April 24, 2026
4.1	2023 Share Incentive Plan	F-1	333-268889	10.1	12/20/2022
4.2	2025 Share Incentive Plan	S-8	333-286469	10.1	4/11/2025
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers	F-1	333-268889	10.2	12/20/2022
4.4	English Translation of Exclusive Business Cooperation Agreement between Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.3	12/20/2022
4.5	English Translation of Exclusive Option Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited, Shanghai Xiao-I Robot Technology Co., Ltd. and Each Shareholder of Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.4	12/20/2022
4.6	English Translation of Share Interest Pledge Agreement among Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited and Each Shareholder of Shanghai Xiao-I Robot Technology Co., Ltd. dated March 29, 2019	F-1	333-268889	10.5	12/20/2022
4.7	English Translation of Power of Attorney Agreement granted to Zhizhen Artificial Intelligence Technology (Shanghai) Company Limited by each shareholder of Shanghai Robot Technology Company Limited dated March 29, 2019	F-1	333-268889	10.6	12/20/2022
4.8	English Translation of Form of Spousal Commitment Letters Signed by Each Spouse of the Shareholders of Shanghai Xiao-I Robot Technology Co., Ltd.	F-1	333-268889	10.7	12/20/2022
4.9	English Translation of Form Investment Agreement Related to Convertible Loans	F-1	333-268889	10.8	12/20/2022

4.10	English Translation of Cloud Computing Technical Services Cooperation Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Blanstar Technology Co., Ltd. (Supplier A)	F-1	333-268889	10.10	12/20/2022
4.11	English Translation of AI Core Product Cloud Platform Lease Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Wanjie Data Technology Co., Ltd. (Customer B)	F-1	333-268889	10.12	12/20/2022
4.12	English Translation of Software Procurement Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., Ltd. (Supplier B)	F-1	333-268889	10.13	12/20/2022
4.13	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and China Construction Third Bureau Installation Engineering Co., Ltd. (Customer C)	F-1/A	333-268889	10.14	2/13/2023
4.14	English Translation of Supplier Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Telecom Tongchangda Information Co., Ltd. (Supplier C)	F-1/A	333-268889	10.15	2/13/2023
4.15	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Fengzhuo Jiye Technology Innovation (Beijing) Co., Ltd. (Customer D)	F-1/A	333-268889	10.16	2/13/2023
4.16	English Translation of Services Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Shanghai Lirui Water Treatment Technology Co., Ltd. (Customer E)	F-1/A	333-268889	10.17	2/13/2023
4.17	Independent Director Agreement, Dated on January 18, 2023, between H. David Sherman and Xiao-I Corporation	F-1/A	333-268889	10.18	2/13/2023
4.18	English Translation of AI Cloud Platform Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Customer F dated June 27, 2022	20-F	001-41631	4.19	4/28/2023
4.19	English Translation of Beijing Housing Lease Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier D dated September 25, 2019	20-F	001-41631	4.20	4/28/2023
4.20	English Translation of Software License Use and Development Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier E dated November 30, 2020	20-F	001-41631	4.21	4/28/2023
4.21	English Translation of Supplemental Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier F dated December 24, 2020	20-F	001-41631	4.22	4/28/2023
4.22	English Translation of Talefull Human Resource Management Software Deployment Service Contract between Shanghai Xiao-I Robot Technology Co., Ltd. and Supplier F date August 1, 2018	20-F	001-41631	4.23	4/28/2023
4.23	Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated December 13, 2023	6-K	001-41631	99.1	12/14/2023
4.24	Amended Subscription Agreement, between Xiao-I Corporation and ZunTian Holding Limited, dated April 4, 2024.	20-F	001-41631	4.25	4/30/2024
4.25	Form of Non-Qualified Share Option Award Agreement	6-K	001-41631	99.1	1/10/2024
4.26	Form of Restricted Share Unit Award Agreement	6-K	001-41631	99.2	1/10/2024
4.27	Form of Senior Convertible Note dated as of June 17, 2024	6-K	001-41631	4.1	6/17/2024
4.28	Form of Securities Purchase Agreement, dated as of June 17, 2024 between the Company and Investor	6-K	001-41631	10.1	6/17/2024
4.29	Placement Agency Agreement, dated as of June 17, 2024	6-K	001-41631	10.2	6/17/2024
4.30	Form of Convertible Note	6-K	001-41631	4.1	11/1/2024
4.31	Form of Securities Purchase Agreement, dated as of October 30, 2024 between the Company and Investor	6-K	001-41631	10.1	11/1/2024
4.32	Form of Convertible Promissory Note issued to Investors, dated as of January 7, 2025	6-K	001-41631	4.1	1/10/2025
4.33	Form of Securities Purchase Agreement, dated as of January 6, 2025 between the Company and each Investor.	6-K	001-41631	10.1	1/10/2025

4.34	The Data Services Framework Agreement between Shanghai Xiao-I Robot Technology Co., Ltd. and Beijing Kaiwu Digital Intelligence Technology Co., LTD, dated January 5, 2023	20-F	001-41631	4.28	4/30/2024
4.35	The Service Supplemental Agreement between Kaiyuan Cloud (Shenzhen) Technology Co., LTD and Shanghai Xiao-I Robot Technology Co., Ltd., dated July 12, 2023	20-F	001-41631	4.29	4/30/2024
4.36	The Service Supplemental Agreement between Beijing Zhiwang Huiyun Technology Co., Ltd. and Shanghai Xiao-I Robot Technology Co., Ltd., dated June 21, 2023	20-F	001-41631	4.30	4/30/2024
4.37	Form of Convertible Promissory Note #1 dated as of April 29, 2026	6-K	001-41631	4.1	4/30/2026
4.38	Form of Convertible Promissory Note issued to Investors, dated as of June 20, 2025	6-K	001-41631	4.1	06/20/2025
8.1	List of Significant Subsidiaries and VIE of the Registrant					*
10.1	Form of Securities Purchase Agreement dated as of April 29, 2026	6-K	001-41631	10.1	04/30/2026
10.2	Form of Securities Purchase Agreement, dated as of June 18, 2025 between the Company and each Investor.	6-K	001-41631	10.1	06/20/2025
10.3	Director Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Yunlin Yu	6-K	001-41631	10.1	01/28/2026
10.4	Indemnification Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Yunlin Yu	6-K	001-41631	10.2	01/28/2026
10.5	Chief Executive Officer Employment Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Mingqu Lin	6-K	001-41631	10.3	01/28/2026
10.6	Indemnification Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Mingqu Lin	6-K	001-41631	10.4	01/28/2026
10.7	Chief Financial Officer Employment Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Yiyang Shen	6-K	001-41631	10.5	01/28/2026
10.8	Indemnification Agreement, dated January 19, 2026, by and between Xiao-I Corporation and Yiyang Shen	6-K	001-41631	10.6	01/28/2026
11.1	Code of Business Conduct and Ethics of the Registrant	F-1/A	333-268889	99.8	2/13/2023
11.2	Insider Trading Policy	20-F	001-41631	11.2	4/28/2023
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of AssentSure PAC, an independent registered public accounting firm.					*
15.2	Consent of CHI-LLTC, an independent registered public accounting firm.					*
97.1	Dodd-Frank Restatement Recoupment Policy	20-F	001-41631	97.1	4/30/2024
101.INS	Inline XBRL Instance Document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.
**	Furnished herewith.

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

Date: May 21, 2026

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